As filed with the Securities and Exchange Commission on March 9, 2017

Registration No. 333-213080

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CONDOR HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

4800 Montgomery Lane, Suite 220

Bethesda, MD 20814

(402) 371-2520

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jonathan J. Gantt

Senior Vice President and Chief Financial Officer

4800 Montgomery Lane, Suite 220

Bethesda, MD 20814

(402) 371-2520

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

David L. Hefflinger Guy Lawson McGrath North Mullin & Kratz, PC LLO Suite 3700 First National Tower 1601 Dodge Street Omaha, NE 68102 Fax: (402) 341-0216

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any jurisdiction where an offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus, dated March 9, 2017

PROSPECTUS

                     Shares

Common Stock

This is a public offering of                  shares of common stock of Condor Hospitality Trust, Inc. Our common stock is listed on the Nasdaq Stock Market LLC under the symbol “CDOR”. On March 9, 2017, the last reported sale price of our common stock was $2.08 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 28 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a detailed description of compensation payable to the underwriters.

Our President and Chief Executive Officer, J. William Blackham, has advised us that he will purchase $750,000 of shares in this offering at the public offering price. The underwriters will not receive any underwriting discount or commission on any sales of shares to Mr. Blackham.

The underwriters may also exercise their option to purchase up to an additional                  shares of our common stock at the public offering price, less the underwriting discount for 30 days after the date of this prospectus, to cover overallotments, if any.

To assist us in qualifying as a real estate investment trust for federal income tax purposes, among other reasons, our articles of incorporation generally prohibits any person from directly or indirectly owning more than 9.9% in number of shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2017.

The date of this prospectus is March     , 2017

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus prepared by us is current as of their respective dates or on the date or dates specified in those documents. Our business, financial condition, results of operations and prospectus may have changed since those dates.

Within this prospectus, we reference information and statistics regarding various industries and sectors. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. CBRE Hotels (successor to PKF Hospitality Research, LLC), or CBRE, is the primary source for third-party market data and industry statistics and forecasts, respectively, included in this prospectus. Nothing in the CBRE data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us. None of these trademark owners, their parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, stockholders, owners, agents or employees is an issuer or underwriter of the securities being offered hereby, plays (or will play) any role in the offer or sale of our

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securities or has any responsibility for the creation or contents of this prospectus. In addition, none of the trademark owners has or will have any liability or responsibility whatsoever arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information in this prospectus or otherwise disseminated in connection with the offer or sale of the securities offered by this prospectus.

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SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” beginning on page 28 of this prospectus.

References to “we,” “our,” “us,” “our company” or “the Company” refer to Condor Hospitality Trust, Inc., a Maryland corporation, including, as the context requires, its direct and indirect subsidiaries. References to “our operating partnership” refer to Condor Hospitality Limited Partnership, a Virginia limited partnership, including, as the context requires, its direct and indirect subsidiaries. We currently own, indirectly, a 97.8% general partnership interest in Condor Hospitality Limited Partnership. Unless otherwise indicated, the information in this prospectus assumes that (i) the underwriters’ overallotment option is not exercised and (ii) the common stock to be sold in this offering is sold at $             per share, the last reported sales price of our common stock on the Nasdaq Stock Market on     , 2017.

Our Company

We are a self-administered hotel investment company that specializes in the investment and ownership of premium-branded upper-midscale and upscale select-service hotels. We are organized and conduct our operations to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

We currently own 19 hotels in 12 states and have four hotels under contract for purchase. We categorize our hotel portfolio as follows:

•	Recently Acquired / Under Contract Hotels. We recently purchased six hotels and we have an additional four hotels under contract for purchase. Our acquisition of these hotels reflects our new strategy to acquire and own premium-branded upper-midscale and upscale select-service hotels.

•	Retained Portfolio of Hotels Held for Use. We also own 13 hotels that were purchased before May 2012, which is when we began to shift our emphasis toward premium-branded upper-midscale and upscale select-service hotels, consisting of midscale and economy hotels. Six of these hotels are held for use. We intend to retain these six hotels within our portfolio in the near-term; however, we may seek to opportunistically sell these hotels depending on market conditions, current or projected returns on our investment in the hotels and other factors we deem relevant to the disposition decision.

•	Retained Portfolio of Hotels Held for Sale. The remaining seven midscale and economy hotels that we purchased before May 2012 are held for sale, or HFS, and three are under contract to be sold. These hotels do not fit within our current investment strategy of owning premium-branded upper-midscale and upscale select-service hotels. We are actively seeking to sell these seven hotels with a goal of selling or entering into a contract to sell by the end of the second quarter of 2017.

Since 2008, we have engaged in an ongoing strategy to reduce our ownership of midscale and economy hotels and to opportunistically invest in premium-branded upper-midscale and upscale select-service hotels located primarily in major secondary markets, which we define as the 21st through 60th largest U.S. lodging markets by population, which are known as metropolitan statistical areas, or MSAs. While many publicly traded lodging REITs focus on U.S. lodging markets ranked 1 through 20 MSAs, which we define as primary markets, full-service hotels, or both, we believe we can deliver attractive risk-adjusted returns to shareholders by acquiring premium-branded upper-midscale and upscale select-service hotels in major secondary markets. Based on actual and projected market statistics, we believe these markets will experience revenue per available room, or RevPAR, growth comparable to primary markets over the next three years. Despite the positive market dynamics, we believe many hotel REITs and other institutional buyers do not focus on premium-branded upper-midscale and upscale select-service hotels in these secondary markets. We believe we face less institutional competition for acquisitions in these markets and can acquire properties at higher capitalization rates than in the primary U.S. markets.

We believe that premium-branded upper-midscale and upscale select-service hotels are attractive for several reasons, including that they typically operate with fewer employees than full-service hotels, they appeal to a broad customer base, including both business and leisure travelers, and they are geared towards providing customers with their most desired amenities, including free Wi-Fi and free breakfast.

Since January 1, 2015, we have made significant progress in implementing our current investment strategy by selling 42 midscale and economy hotels that no longer fit our investment strategy for combined sales prices of approximately $116 million and the repositioning of our portfolio to premium-branded upper-midscale and upscale select-service hotels is nearing completion. Since October 1, 2015, we have acquired or have under contract to acquire nine hotels with 1,219 rooms, aggregating approximately $182 million in gross purchase price, that are consistent with our current investment strategy. Each of these acquisitions is representative of the type of hotels that we intend to acquire and own in the future. Moreover, we have an active pipeline of acquisition opportunities that we intend to fund with proceeds from our ongoing disposition of our retained portfolio of hotels held for sale and the net proceeds from this offering.

Our current strategy prescribes an ongoing, four-pronged business plan to:

•	continue the disposition of our HFS hotels and any other held for use hotels that we elect to sell in individual or small portfolio transactions;

•	identify and acquire premium-branded upper-midscale and upscale select-service properties primarily in major secondary markets, taking advantage of longstanding relationships in off-market transactions;

•	improve our balance sheet and liquidity; and

•	implement operational enhancements at each property in order to improve financial performance.

The premium-branded upper-midscale and upscale select-service hotels we intend to acquire and own operate under premium franchise brands, such as those brands that are owned by Marriott International, Inc., or Marriott, Starwood Hotels & Resorts Worldwide, Inc., or Starwood, Hilton Worldwide Holdings Inc., or Hilton, InterContinental Hotels Group Plc, or IHG, Hyatt Hotels Corporation, or Hyatt, and Choice Hotels International, Inc., or Choice, which we refer to collectively as our Targeted Brands. The chart below shows the targeted franchise flags of our Targeted Brands.

Targeted Brands (U=Upscale, UM=Upper-Midscale)*
	Marriott/Starwood	Hilton	IHG	Hyatt	Choice
Targeted Franchise Flags	• Courtyard® (U) • Residence Inn® (U) • SpringHill Suites® (U) • Fairfield Inn® (UM) • TownePlace Suites® (UM) • AC Hotels® (U) • aloft® (U) • element® (U)	• Hampton Inn® (UM) • Hampton Inn & Suites® (UM) • Homewood Suites® (U) • Embassy Suites® (U) • Home2 Suites® (UM) • Hilton Garden Inn® (U)	• Hotel Indigo® (U) • Holiday Inn Express® (UM) • EVEN® (U) • Staybridge Suites® (U)	• Hyatt Place® (U) • Hyatt House® (U)	• Cambria Suites® (U)

*	Note: as defined by STR

We were incorporated in Virginia on August 23, 1994 and reincorporated in Maryland on November 19, 2014. On July 15, 2015, we changed our name from Supertel Hospitality, Inc. to Condor Hospitality Trust, Inc. In October 2015, we launched a new website, www.condorhospitality.com, which reflects our business strategy and new brand. The information on or otherwise accessible through our website does not constitute a part of this prospectus.

Our Competitive Strengths

We believe the following strengths help us compete with other owners and acquirers of hotel properties:

Experienced Senior Management Team

We have built a management team that we believe is capable of further repositioning our hotel portfolio, strengthening our balance sheet, and improving operating performance. J. William Blackham, our President and Chief Executive Officer, has a long and accomplished track record creating and growing public and private real estate companies, raising capital and building strong management teams. As President and CEO of Eagle Hospitality Properties Trust, Inc., or Eagle, a publicly traded hotel REIT listed on the New York Stock Exchange, Mr. Blackham authored and implemented the business plan that led Eagle’s growth from its September 2004 initial public offering through the sale to an Apollo Global Management affiliate in August 2007. During Mr. Blackham’s tenure, Eagle produced a total return of 67.8% from its initial public offering to sale compared to total returns of 53.1% and 47.7% for the SNL Financial US REIT Hotel Index and MSCI US REIT Index, respectively, over the same period.

Drawing on his experience with Eagle, Mr. Blackham has assembled an accomplished executive team to oversee our current strategy. Additional members of our executive team are: Jonathan Gantt, Senior Vice President and Chief Financial Officer (12 years of industry experience), Jeffrey W. Dougan, Senior Vice President and Chief Operating Officer (28 years of industry experience), and Arinn Cavey, Chief Accounting Officer (14 years of industry experience).

Our senior management team has an extensive network of industry, corporate and institutional relationships, including relationships with the leading lodging franchisors in our target markets. We believe these relationships will provide insight and access to attractive investment opportunities and allow us to react to local market conditions in our target markets.

Focus on High Growth Markets with Less Institutional Competition

Our core strategy is to focus on the ownership of premium-branded upper-midscale and upscale select-service hotels primarily in major secondary markets. According to CBRE, U.S. lodging markets ranked 21st through 60th by room count are expected to experience RevPAR growth comparable to that of markets ranked 1 through 20 over the next three years as a result of the following:

•	healthy demand driven by higher forecasted gross market product, or GMP, growth; and

•	lower relative near-term supply growth measured by rooms in construction as a percentage of existing supply and less competition from alternative lodging formats such as Airbnb, Inc., or Airbnb.

Moreover, in these secondary markets we believe there is typically less institutional competition from REITs and other institutional private market hotel investors, many of whom focus on acquiring assets in primary markets. For example, according to data from SNL Financial, Apple Hospitality REIT, Inc., or Apple, Summit Hotel Properties, Inc., or Summit, Chatham Lodging Trust, or Chatham, and RLJ Lodging Trust, or RLJ, which we consider to be our primary publicly traded hotel REIT peers because they focus on acquiring and owning hotels similar to the types of hotels we intend to acquire and own, have shifted their acquisition and disposition activity from secondary markets to primary markets over the last six years as evidenced by the information in the charts below.

Rooms Acquired: 2011 – 2014	Rooms Acquired: 2015 – 2016	Rooms Sold: 2015 – 2016

Source: SNL Financial

We believe that, if the shift in market emphasis evidenced above continues, the trend will contribute to lower price appreciation for our targeted investments, therefore presenting an opportunity for us to acquire our targeted hotel investments at attractive initial yields and same-store growth prospects over the next several years.

While many non-REIT institutional investors and publicly traded hotel REITs focus on full-service hotels, the top 20 markets or both, we believe we can provide attractive risk-adjusted returns to our shareholders by acquiring premium-branded upper-midscale and upscale select-service hotels located in our target markets.

We intend to grow our business by generally adhering to our core strategy which includes having the largest concentration of our hotel acquisitions located in major secondary markets, with additional targeted acquisitions located in the 61st to 100th largest MSAs. On December 14, 2016, we purchased a 156-room Aloft hotel in a suburb of Kansas City, Kansas. Kansas City is the 30th largest MSA. We may at times however acquire hotels with compelling attributes that are located in metropolitan areas smaller than the 100th largest MSA, and, when market conditions exist and unique or compelling investment opportunities become available, we may acquire hotels in the top 20 primary markets. We entered into a joint venture which acquired a 254-room Aloft hotel in August 2016 in downtown Atlanta, Georgia, one of the top ten largest MSAs, at what we believe to be an attractive purchase price in comparison to recently announced transactions in proximity to this hotel property.

Economic Insulation by Investing in Higher Yielding Hotels at a Discount to Replacement Cost

In the current market, we believe that we can realize approximately 150 to 200 basis points of additional hotel net operating income margin by investing in premium-branded upper-midscale and upscale select-service hotels in major secondary markets over that generated by similar properties in primary markets. Increased cash flow yields produce a higher percentage of the investment’s total return through cash flow as compared to returns from capitalization rate compression. While we believe that we will benefit from higher initial yields on hotel acquisitions, as compared to primary markets, we believe that investments in these markets may offer better downside protection by generating a higher cash flow return on our investment as opposed to asset value growth.

We believe pricing of core real estate investments in primary markets has substantially increased due to the significant amount of capital inflows as well as the degree of safety and return from U.S. real estate as compared to certain other investments. In recent years, the large number of investors looking to acquire hotels within primary markets, such as New York City, Boston, Los Angeles, Washington D.C. and San Francisco, has resulted in a fiercely competitive acquisition environment that has driven transaction capitalization rates in major markets to historically low levels, with the pricing of many assets exceeding replacement costs.

While many real estate investors view the dense gateway cities as high barrier to entry markets because there is less undeveloped land, we believe that hypothesis is misguided. Under that hypothesis, markets with high barriers to entry should exhibit less new supply pressure, but according to CBRE as of the fourth quarter of 2016, the top 20 lodging markets have 78,415 rooms under construction, or 5.5% of existing supply, compared to only 42,210 rooms, or 4.2% of existing supply, for all non-top 20 markets covered by CBRE combined. In addition to new hotel construction, primary markets face much greater shadow supply pressure from alternative lodging formats such as Airbnb. According to an October 2016 report from Green Street Advisors, Airbnb penetration in what Green Street Advisors considers to be high cost lodging markets was estimated to be 5.3% of total supply, compared to only 2.7% of supply in what Green Street Advisors considers to be low cost markets. We believe that the best indicator of a high barrier to entry market is a relatively low threat from new and shadow supply, and based on that belief and the data from CBRE and Green Street Advisors, we believe hotels in secondary markets with lower investment bases have stronger economic barriers to entry.

More Stable Cash Flow Potential

We believe that our focus on premium-branded upper-midscale and upscale select-service hotels that fit our investment criteria provides us the opportunity to generate stronger risk-adjusted returns across multiple lodging cycles than if we owned hotels in other segments of the lodging industry for several reasons, including:

•	Vintage. Younger hotels with significant term remaining on their franchise agreements enjoy lower capital expenditure requirements and obsolescence risk. We intend to focus on acquiring hotels that have been constructed in the last 10 years or significantly renovated since 2012.

•	Consistently Strong and Growing Demand. By focusing on enhancing guest experience through continual product innovation, upscale RevPAR growth has outpaced luxury and upper upscale RevPAR growth over both the long and short term. According to Smith Travel Research, or STR, between 2000 and 2016, upper-midscale RevPAR growth increased 68% compared to only 31% for upper-upscale during that time. We believe hotels that fit our current investment strategy will continue to experience attractive revenue growth.

•	Operations. Select-service hotels typically operate with fewer employees than full-service hotels that offer more expansive food and beverage options, which we believe enables us to generate more consistent cash flows with less volatility.

•	Broad Customer Base. Select-service hotels deliver consistently high-quality hotel accommodations with value-oriented pricing that we believe appeals to a wider range of customers, including both business and leisure travelers, than more expensive full-service hotels. We believe that the hotels we intend to acquire are particularly popular with frequent business travelers who seek to stay in hotels operating under our Targeted Brands, which offer strong loyalty rewards program points that can be redeemed for leisure travel.

•	Catering to Customer Desires. Premium-branded upper-midscale and upscale select-service hotels provide our guests with the amenities they most desire according to the J.D. Power 2016 North America Hotel Guest Satisfaction Index Study. According to the survey, the top must-have hotel amenities for business and leisure travelers are free Wi-Fi and free breakfast, both of which are typically provided by select-service hotels but not full-service hotels.

Growth-Oriented Capital Structure

Following this offering, we will have a growth-oriented capital structure that we expect will support the financing of additional acquisitions of premium-branded upper-midscale and upscale select-service hotels. Upon completion of this offering and the purchase of the four hotels currently under contract, we will have approximately $         million of pro forma outstanding indebtedness, with a pro forma weighted average interest rate of         % per annum as of December 31, 2016. We also expect to have pro forma cash and cash equivalents of $         million. In March 2017 we closed on a new $90.0 million secured revolving credit facility, on which we drew $34.3 million to pay certain existing debt as well as related reserves and expenses. See “Recent Developments — New Credit Facility” below. Our pro forma net debt to total hotel investment at December 31, 2016 is approximately         %. None of our outstanding pro forma indebtedness matures prior to March 1, 2019.

Collaboration with Independent Management Companies

Our hotels are managed by independent management companies that are not affiliated with us or our management team, and the hotels we acquire will be similarly managed. Through collaboration with the independent management companies that manage our hotels, we seek to maximize value to our shareholders through improvements to our existing hotels’ operating results. We achieve this result by regularly monitoring the performance of each individual hotel and identifying opportunities for value-enhancement through intensive asset management strategies. We make recommendations to our third-party operators in all aspects of our hotels operations, including revenue management, physical design, guest experience, market positioning, and overall property strategy. Fundamentally, all strategies are focused on growing the revenue of a hotel, controlling expenses, and/or maximizing the guest experience to drive returns.

Investment Committee and Board with Significant Lodging Experience

The seven members of our reconstituted nine-member board of directors who were designated pursuant to director designation agreements with Real Estate Strategies L.P., or RES, an affiliate of IRSA Inversiones y Representaciones Sociedad Anónima, or IRSA, and with SREP III Flight-Investco, L.P., or SREP, an affiliate of StepStone Group Real Estate LP, or StepStone. Each of these directors have been determined to be independent directors under the Nasdaq Stock Market LLC, or Nasdaq Stock Market, listing standards, bring additional public company and lodging industry experience and the perspective of institutional investors to assist in the execution of our strategic plan. Donald J. Landry, who joined our board in 2012 and serves as chairman of our investment committee, has over 40 years of lodging and hospitality experience. He previously served as the Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality, Inc. and President of Choice Hotels International, Inc., Manor Care Hotel Division, and Richfield Hotel Management. The other directors serving on our investment committee, Daphne Dufresne, Daniel Elsztain and Brendan MacDonald, have extensive real estate transactional experience, including experience with the acquisition, disposition, and development of premium-branded select-service hotels.

Recent Developments

Series D Preferred Stock Conversion

On February 28, 2017, we entered into agreements with respect to:

•	the conversion by the holders of all 6,245,156 outstanding shares of our 6.25% Series D Cumulative Convertible Preferred Stock, $10 liquidation preference, or the Series D Preferred Stock, into 39,032,225 shares of our common stock, pursuant to the terms of the Series D Preferred Stock; and

•	the issuance of an aggregate of 925,000 shares of a new series of preferred stock, 6.25% Series E Cumulative Convertible Preferred Stock, $10 liquidation preference, or Series E Preferred Stock, to the former holders of the Series D Preferred Stock, RES and SREP.

Each share of Series D Preferred Stock was convertible, at the option of the holder, at any time into common stock at a conversion price of $1.60 for each share of common stock, which is equal to the rate of 6.25 shares of common stock for each share of Series D Preferred Stock. Pursuant to its agreement with the Company, RES voluntarily converted its 3,245,156 shares of Series D Preferred Stock into 20,282,225 shares of common stock. Pursuant to its agreement with the Company, SREP voluntarily converted its 3,000,000 shares of Series D Preferred Stock into 18,750,000 shares of common stock. As part of the transaction, RES received 487,738 shares of Series E Preferred Stock and SREP received 437,262 shares of Series E Preferred Stock.

Common Stock Dividend

In August 2016, we paid a dividend to the holders of our common stock for the first time since 2009. The redemption of our 8% Series A Cummulative Preferred Stock, or Series A Preferred Stock, and 10% Series B Cummulative Preferred Stock, or Series B Preferred Stock, in April 2016, combined with the payment of the initial dividends on our Series D Preferred Stock in June 2016, enabled our board of directors to approve the resumption of common stock dividends. In September 2016, our board of directors declared a cash dividend for the third quarter of $0.03 per share on our common stock, paid on October 12, 2016 to holders of record on September 29, 2016. In December 2016, our board of directors declared a cash dividend for the fourth quarter of

2016 of $0.03 per share on our common stock, paid on January 5, 2017 to holders of record on December 20, 2016. On an annualized basis, this represents $0.12 per share, or an annual distribution rate of approximately         % based on $         per share, the last reported sales price of our common stock on the Nasdaq Stock Market on             , 2017.

Hotel Acquisitions

In furtherance of our strategic plan, in August 2016, we acquired an 80% interest in the 254-room Aloft hotel in downtown Atlanta, Georgia for approximately $43.6 million through investment in a joint venture. On December 14, 2016, we acquired a 156-room Aloft hotel in a suburb of Kansas City, Kansas for approximately $22.5 million. On January 23, 2017, we executed an agreement to purchase a portfolio of four Home2 Suites hotels for $73.8 million. The portfolio includes the Home2 Suites Memphis/Southaven, the Home2 Suites Austin/Round Rock, the Home 2 Suites Lexington University/Medical Center (Kentucky), and the Home2 Suites Tallahassee State Capitol. The closing of these acquisitions is anticipated to occur in the first quarter of 2017, but is subject to customary closing conditions including accuracy of representations and warrants and compliance with covenants and obligations. As premium-branded upper-midscale or upscale select-service hotels that are located in strong submarkets of primary or secondary U.S. cities and were either recently constructed or renovated, these hotels are all examples of the type of hotels we seek as part of our strategic plan.

Chief Executive Officer Stock Purchase

Our President and Chief Executive Officer, J. William Blackham, has advised us that he will purchase $750,000 of shares in this offering at the public offering price. The underwriters will not receive any underwriting discount or commission on any sales of shares to Mr. Blackham.

New Credit Facility

On March 1, 2017, we obtained a new $90 million secured revolving credit facility. KeyBank and The Huntington National Bank are the joint lead arrangers for the revolving credit facility with KeyBank serving as administrative agent and The Huntington National Bank serving as syndication agent. The revolving credit facility has an initial size of $90 million and includes an accordion feature that would allow us to increase the size of the facility to $400 million, subject to certain conditions. The facility matures in two years and has an automatic one-year extension upon the completion of specific capital achievements. The facility has two additional one-year extension options following additional capital achievements. Borrowings will bear interest at LIBOR plus a margin determined by a leverage-based pricing grid ranging from 1.25% to 3.00%.

Acquisition Strategy

The objective of our acquisition strategy is to enable us to acquire assets that meet our target property characteristics and investment criteria at attractive valuations. We believe that our existing relationships with owners, operators, and developers of premium-branded upper-midscale and upscale select-service hotels will provide us with access to certain off-market acquisition opportunities before they become known to other real estate investors. We believe off-market transactions can lead to more attractive valuation outcomes.

We believe our target property characteristics and investment criteria, coupled with our ability to source off-market transactions, differentiate us from our peers and will enable us to achieve our mission of attractive risk adjusted returns to our shareholders.

Target Property Characteristics

Our target properties are premium-branded upper-midscale and upscale select-service hotels located in the top 100 MSAs with a primary focus on major secondary markets ranked 21 through 60. A typical acquisition hotel will have 80 to 150 rooms and will have been constructed within the last 10 years or significantly renovated since 2012. Hotels subject to ground leases, exterior corridor properties, and hotels in single demand generator markets generally will not be considered. Portfolio transactions generally will only be considered if all of the hotels in the portfolio meet our investment criteria.

Investment Criteria

We perform thorough due diligence and utilize extensive research to evaluate any target market or property. This due diligence and research may include, but is not limited to, analyzing the long-term economic outlook of an MSA, reviewing trends in local lodging demand and supply, assessing property condition and required capital investment, and understanding historical property financial performance. Specific investment criteria for hotels we are looking to acquire may include but are not limited to hotels that:

•	operate under leading premium franchise brands and possess key attributes such as building design and décor that is consistent with current generation brand standards;

•	are located within the top 100 MSAs, with a primary focus on major secondary markets ranked 21 through 60, in close proximity to multiple demand drivers, including large corporations, regional hospitals, regional business hubs, recreational travel destinations, significant retail centers, and military installations, among others;

•	are located within markets that have favorable economic, job growth, and demographic factors;

•	have illustrated an ability to generate stabilized and dependable revenue and net operating income;

•	were constructed or underwent major renovations less than ten years prior to our acquisition and have significant time (generally ten or more years) remaining on the existing franchise license;

•	have some value-added growth potential through operating efficiencies, institutional asset management, repositioning, renovations, or rebranding;

•	can be acquired at a discount to replacement cost; and/or

•	can be acquired in off-market transactions.

Select-service hotels typically generate most of their revenue from room rentals, have limited food and beverage outlets, contain less meeting space, and require fewer employees than traditional full-service hotels. We believe premium-branded upper-midscale and upscale select-service hotels have the potential to generate attractive risk-adjusted returns relative to other types of hotels due to their ability to achieve RevPAR levels at or close to those achieved by traditional full-service hotels while achieving higher profit margins due to their more efficient operating model and less volatile cash flows.

Hotel Portfolio

Pending Acquisitions

We have entered into an agreement to acquire a four hotel, 431-room Home2 Suites portfolio for a purchase price of approximately $73.8 million. The portfolio includes the following hotels: Home2 Suites Memphis/Southaven, Home2 Suites Austin/Round Rock, Home2 Suites Lexington University/Medical Center (Kentucky), and Home2 Suites Tallahassee State Capitol. The closing of the transaction is subject to customary closing conditions and, although we expect to close on this transaction, there is no assurance that the acquisition will be consummated. The purchase of these hotels is not conditioned on the completion of this offering.

Portfolio Information

The following tables present the historical occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, for our premium select-service hotels, retained portfolio of six hotels held for use and retained portfolio of seven hotels held for sale for the twelve months ended December 31, 2016 and December 31, 2015.

Premium Select-Service Hotels Hotel Name	Brand	Location	Chain Scale	Rooms	Owned %	Year Built/ Renovated
Hilton Garden Inn	Hilton Garden Inn	Solomons, MD	Upscale	100	100	2007
Hotel Indigo Atlanta Airport	Hotel Indigo	Atlanta, GA	Upscale	142	100	2010
Courtyard Flagler Center	Courtyard	Jacksonville, FL	Upscale	120	100	2014
SpringHill Suites Downtown	SpringHill Suites	San Antonio, TX	Upscale	116	100	2014
Aloft Atlanta	Aloft	Atlanta, GA	Upscale	254	80	2014
Aloft Leawood	Aloft	Leawood, KS	Upscale	156	100	2009

Totals	6			888

Retained Portfolio of Hotels Held for Use
Super 8 Creston	Super 8	Creston, IA	Economy	121	100	1978
Supertel Inn/Conference Center	Independent	Creston, IA	Economy	41	100	2006
Quality Inn Beacon Marina	Quality Inn	Solomons, MD	Midscale	59	100	2014
Comfort Suites Ft. Wayne	Comfort Suites	Ft. Wayne, IN	Upper-Midscale	127	100	2014
Comfort Suites University Area	Comfort Suites	South Bend, IN	Upper-Midscale	135	100	2012
Comfort Inn and Suites Warsaw	Comfort Inn and Suites	Warsaw, IN	Upper-Midscale	71	100	2012

Totals	6			554

Subtotal: Premium Select-Service Hotels & Retained Portfolio of Hotels Held for Use	12			1,442

Retained Portfolio of Seven Hotels Held for Sale	7	Various	Economy	605

Grand Total: Premium Select-Service Hotels, Retained Portfolio of Hotels Held for Use & Retained Portfolio of Hotels Held for Sale	19			2,047

	Twelve Months Ended December 31, 2016(1)			Twelve Months Ended December 31, 2015(1)
Premium Select-Service Portfolio	Occupancy	ADR $	RevPAR $	Occupancy	ADR $	RevPAR $
Hilton Garden Inn	71.7%	119.48	85.61	73.5%	115.74	85.03
Hotel Indigo Atlanta Airport	70.3%	103.87	72.99	69.7%	95.80	66.79
Courtyard Flagler Center	76.8%	113.63	87.23	75.3%	107.20	80.76
SpringHill Suites Downtown	72.2%	124.46	89.83	65.6%	121.69	79.79
Aloft Atlanta	70.7%	137.61	97.28	63.8%	142.60	91.04
Aloft Kansas City-Leawood, KS	81.8%	125.70	102.83	76.3%	124.66	95.07

Premium Select-Service Portfolio Totals	73.7%	123.21	90.78	69.8%	120.79	84.34

Retained Portfolio of Hotels Held For Use
Super 8 Creston	72.6%	62.24	45.17	86.2%	54.42	46.90
Supertel Inn/Conference Center Creston	51.2%	99.12	50.72	62.7%	94.68	59.35
Quality Inn Beacon Marina	62.7%	70.93	44.47	56.6%	77.06	43.63
Comfort Suites Ft. Wayne	70.9%	77.12	54.68	71.5%	77.54	55.41
Comfort Suites University Area	55.2%	87.31	48.17	52.3%	92.64	48.46
Comfort Inn and Suites Warsaw	65.7%	82.35	54.08	63.0%	82.89	52.20

Retained Portfolio of Hotels Held For Use Totals	64.4%	76.88	49.52	66.7%	75.70	50.47

Subtotal: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio	70.1%	106.86	74.93	68.6%	103.93	71.31

Retained Portfolio of Seven Hotels Held For Sale	56.9%	70.43	40.10	60.4%	67.84	41.01

Grand Total: Retained Portfolio of Hotels Held For Use, Held For Sale & Premium Select-Service	66.2%	97.67	64.71	66.2%	94.20	62.36

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.

The following tables present the historical hotel earnings before interest, taxes, depreciation and amortization, or Hotel EBITDA, for our premium select-service hotels and retained portfolio of hotels held for use by franchisor, location and chain scale for the twelve months ended December 31, 2016 and December 31, 2015.

Hotel Brand: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Brand	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Starwood(2)	2	410	6,106,925	43%	5,280,600	40%
Marriott	2	236	2,942,189	21%	2,551,555	19%
Choice	4	392	1,851,783	13%	2,053,277	16%
IHG	1	142	1,119,477	8%	852,103	6%
Wyndham	1	121	793,825	6%	752,657	6%
Independent	1	41	297,229	2%	384,101	3%
Hilton	1	100	1,007,978	7%	1,243,930	9%

Total	12	1,442	14,119,405	100%	13,118,224	100%

Hotel Geography: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Location	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Georgia	2	396	5,072,477	36%	4,270,103	33%
Florida	1	120	1,547,301	11%	1,405,442	11%
Kansas	1	156	2,153,925	15%	1,862,600	14%
Indiana	3	333	1,521,100	11%	1,756,173	13%
Texas	1	116	1,394,889	10%	1,146,113	9%
Maryland	2	159	1,338,661	9%	1,541,034	12%
Iowa	2	162	1,091,054	8%	1,136,759	9%

Total	12	1,442	14,119,405	100%	13,118,224	100%

Hotel Chain Scale: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Chain Scale	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Upscale	6	888	11,176,568	79%	9,928,188	76%
Upper-Midscale	3	333	1,521,100	11%	1,756,173	13%
Economy	2	162	1,091,054	8%	1,136,759	9%
Midscale	1	59	330,683	2%	297,105	2%

Total	12	1,442	14,119,405	100%	13,118,224	100%

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.
(2)	Starwood was acquired by Marriott on September 23, 2016.

Non-GAAP financial measures are measures that are different from measures calculated and presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. For a discussion of non-GAAP financial measures, Hotel EBITDA and total Hotel EBITDA, or Total Hotel EBITDA, see “Selected Financial Data—Non-GAAP Financial Measures” included elsewhere in this prospectus.

The following table and charts present the historical hotel revenue, Hotel EBITDA, Total Hotel EBITDA and ratio of Hotel EBITDA to hotel revenue, or Margin, for our premium select-service hotels, retained portfolio of hotels held for use and retained portfolio of hotels held for sale for the twelve months ended December 31, 2016 and 2015.

	Twelve Months Ended December 31, 2016(1)			Twelve Months Ended December 31, 2015(1)
Hotel Category ($mm)	Revenue $	Hotel EBITDA $	Margin	Revenue $	Hotel EBITDA $	Margin
Premium Select-Service Hotels	33.2	11.2	33.7%	30.4	9.9	32.6%
Retained Portfolio of Hotels Held for Use	10.7	2.9	27.5%	10.8	3.2	29.6%
Retained Portfolio of Hotels Held for Sale	9.2	2.3	25.4%	9.3	2.2	23.3%

Totals	53.0	16.4	31.0%	50.5	15.3	30.3%

Hotel EBITDA Twelve Months Ended December 31, 2016(1)	Hotel EBITDA Twelve Months Ended December 31, 2015(1)

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.

Non-GAAP financial measures are measures that are different from measures calculated and presented in accordance with GAAP. For a discussion of non-GAAP financial measures, Hotel EBITDA and Total Hotel EBITDA, see “Selected Financial Data—Non-GAAP Financial Measures” included elsewhere in this prospectus.

Disposition Strategy

Currently, we are nearing completion of a nine year process of transitioning our portfolio from economy hotels to premium-branded upper-midscale and upscale select-service hotels. In order to achieve this objective, we have focused on disposing the portion of our portfolio that does not meet the property characteristics and investment criteria discussed above. Since January 1, 2009, we have sold 110 midscale and economy hotels that no longer fit our investment strategy for combined sales prices of approximately $226.5 million. The capital unlocked from asset sales has been and will continue to be redeployed into newer, higher-quality assets meeting the acquisition strategy discussed above. Just as we carefully evaluate the hotels we plan to acquire, our asset management team has evaluated the timing and composition of the portfolio of hotels we intend to sell. We are committed to a disciplined but timely monetization of our retained portfolio of hotels held for sale in order to achieve the strategic repositioning of the portfolio. In 2017, we will continue to dispose of assets that do not fit the new strategic vision of our portfolio with the goal of ending the first half of 2017 having substantially disposed of all our retained portfolio of hotels held for sale.

Additionally, from time to time, we may undertake the sale of one or more hotels that meet the property characteristics and investment criteria discussed above if we believe it is in the best interest of our shareholders. These disposition decisions will be the result of a thorough analysis and typically in response to changes in market conditions, our current or projected return on our investment in the hotel, or other factors which we deem relevant to the disposition decision.

Hotel Dispositions

The following table sets forth certain information with respect to completed dispositions since January 1, 2013.

Completed Dispositions
Year	Hotels	Rooms	Gross proceeds (in millions)	Net proceeds (in millions)(1)
2016	25	1,864	$ 61.4	$19.2
2015	17	1,673	54.7	25.3
2014	13	1,265	22.3	2.6
2013	17	1,549	22.0	4.1

			$160.4	$51.2

(1)	After expenses and debt repayment.

We currently have seven hotels held for sale of which three are subject to pending contracts for sale. These seven hotels contain an aggregate of 605 rooms. We intend to use any proceeds from their sale to pay the indebtedness secured by these hotels and to acquire new hotels. Gross proceeds for the three hotels subject to pending contracts for sale are anticipated to total approximately $8.6 million.

Asset Management Strategy

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, we cannot operate our hotels. Therefore, we lease our hotels to taxable REIT subsidiaries, which in turn engage independent hotel management companies to manage and operate the hotels. Our independent management companies are not affiliated with us or our management team. See “Our Business and Properties—Core Strategies—Management Partners.”

Through collaboration with our independent management companies, we seek to maximize value to our shareholders through improvements to our existing hotels’ operating results. We achieve this result by constantly monitoring the performance of each individual hotel and identifying opportunities for value-enhancement through intensive asset management strategies. We will make recommendations to our independent management companies in all aspects of our hotels operations, including revenue management, physical design, guest experience, market positioning, and overall property strategy. Fundamentally, all strategies are focused on growing the revenue of a hotel, controlling expenses, and maximizing the guest experience to drive returns.

We work with our independent management companies to develop short- and long-term capital investment plans that are focused on generating positive returns for our shareholders. The capital improvements may involve investments in expansions, additions, renovations, technology upgrades, and energy efficiency improvements.

Additionally, from time to time, we may come to the conclusion that a particular property may provide greater returns to our shareholders after an extensive repositioning of the property in the market. In these instances, capital investment in a greater amount than typical for an property may be required to achieve the desired repositioning. These decisions are made after a thorough analysis of the property, market conditions, and the potential for a positive return on investment that exceeds our investment hurdle rates.

Our Financing Strategy

Our financing strategy is to minimize the cost of our capital in order to maximize the returns generated for our shareholders. We intend to finance our long-term growth with common and preferred equity issuances and debt financings that have staggered maturities. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment to less than 40%. Following this offering, we expect our ratio of total net debt to total hotel investment, on a pro forma basis, to be approximately     %. Currently, our debt includes a recourse line of credit secured by certain hotels and mortgage loans secured by first liens on our hotel properties. On March 1, 2017, we closed on a new $90.0 million secured revolving credit facility. See “Recent Developments—New Credit Facility” above.

Since we are structured as an umbrella partnership REIT, or UPREIT, when acquiring hotel assets, we may seek to issue operating partnership units as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the income, and potential value appreciation, of our common stock.

U.S. Hotel Industry

The U.S. lodging industry has enjoyed a period of strong growth over the past six years as illustrated by significant gains across all key industry performance indicators which have rebounded from the lows experienced in 2008 and 2009 during the Great Recession. RevPAR, which is the product of ADR and occupancy, rose 3.2% in 2016 according to CBRE, marking the seventh straight year of positive gains. Moreover, the industry-wide average occupancy rate hit its highest level on record in 2016, finishing the year at 65.5%. CBRE expects the industry to maintain near-record occupancy through at least 2021. The record high occupancy levels with yearly increases in ADR have resulted in continued RevPAR expansion. According to CBRE, RevPAR increased 5.2% and 5.5% in our target upper-midscale and upscale select-service segments, respectively, on a compounded annual basis from 2012 to 2016. This positive growth is expected to continue, according to CBRE. CBRE currently projects compounded annual RevPAR growth through 2021 for upper-midscale and upscale select-service hotels to be 2.0% and 2.1%, respectively, suggesting higher growth than the RevPAR growth of 1.8% and 2.0% for luxury and upper-upscale chains, respectively.

Changes in RevPAR are driven principally by the growth in room-night demand and the growth in room-night supply. Room-night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include the strength and stability of the global economy, growth in U.S. gross domestic product (GDP), corporate profits, capital investments, incomes and employment. Growth in lodging supply typically lags growth in room-night demand. Key drivers of lodging supply include the availability and cost of capital, construction costs, local real estate market conditions, zoning and regulatory requirements, and the availability and pricing of existing properties.

We focus on acquiring and owning premium-branded upper-midscale and upscale select-service hotels that are located in the top 100 MSAs with a focus on markets ranked 21 through 60. We consider MSAs ranked 21 through 60 to be secondary markets. We believe that the broad economic fundamentals and individual market-

and industry-specific drivers strongly support this strategy. More specifically, we believe that our investment strategy provides us the opportunity to achieve outsized risk-adjusted returns across multiple lodging cycles when compared to owning hotels in other segments of the chain scale or in primary or tertiary markets (markets smaller than the top 100 MSAs). Several key advantages of our strategy include:

•	Accelerating Economic Fundamentals Driving Demand Growth. According to CBRE, growth in GMP is expected to accelerate to an average of 3.0% through 2019 for secondary markets compared to 1.8% compounded average annual growth across all markets from 2012 through 2016.

•	Consistently Strong and Growing Demand for Select-service. Over the short- and long-term, upper-midscale and upscale hotels have demonstrated among the strongest compounded growth in demand of all segments of the lodging industry, and this industry-leading demand growth is expected to continue through at least 2021. The chart below shows, the actual and forecasted growth in the upscale and upper-midscale select-service segments as compared to other segments.

Actual and Forecasted Demand Change by Segment

Source: CBRE

•	Limited New Hotel Supply in Secondary Markets. While supply growth in the aggregate is beginning to catch up to demand growth, the threat posed by new supply is market-specific. According to CBRE, which tracks the top 60 lodging markets in the United States by room count, the average percentage of rooms under construction relative to existing supply is 5.7% for the top 20 lodging markets, versus 4.0% for lodging markets 21 through 60. Notable primary markets driving this trend of near-term supply pressure include New York, Dallas, and Los Angeles, which have rooms under construction equal to 12.9%, 8.6% and 6.6% of existing supply, respectively. The chart below shows rooms under construction as a % of existing supply for the top 60 markets.

Rooms Under Construction as a % of Existing Supply by CBRE Lodging Market Ranking

Source: CBRE

•	Less Exposure to Shadow Supply in Secondary Markets. Led by Airbnb, the presence of sharing-economy accommodations is growing at a rapid pace, but that presence is heavily concentrated in the largest U.S. lodging markets which exhibit higher ADRs. User and provider statistics strongly support the assertion that secondary markets face a much lesser threat from sharing-economy accommodations. According to a CBRE report dated August 2016 that reviewed Airbnb activity from April 2015 through March 2016, more than 34% of Airbnb spending in the United States was captured in only five cities (New York, Los Angeles, San Francisco, Miami and Boston), none of which are included in our target markets.

•	Higher Margins Allow for Greater Cash Flow. Without the need to staff more expansive food and beverage operations and other amenities offered by full-service hotels, select-service hotels typically enjoy higher operating margins. According to CBRE, 2016 estimated gross operating profit margin for upper-midscale and upscale select-service hotels was 39.2% and 49.4%, respectively, while luxury and upper-upscale hotels featured gross operating profit margin of only 33.5% and 35.0%, respectively. Select-service hotels enjoy a higher profit margin impact from RevPAR growth relative to full-service hotels.

The supply and demand dynamics described above are projected by CBRE to lead to an operating environment over the next three years in which RevPAR growth for lower-priced hotels, as classified by CBRE, in secondary markets is expected to grow at a 1.8% compounded annual growth rate. Given that select-service hotels enjoy higher operating margins than full-service hotels, select-service hoteliers should be able to convert a larger percentage of incremental revenue to operating income, further compounding the effects of RevPAR growth.

Director Designation Rights and Series E Preferred Stock Terms

We entered into an investor rights agreement with StepStone in March 2016 in connection with its $30 million investment in our Series D Preferred Stock.

We entered into a directors designation agreement with RES in February 2012 in connection with its $30 million investment in our company.

By virtue of their voting power and board designation rights agreements, each of RES and StepStone has the power to significantly influence our business and affairs and the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. RES and StepStone’s influence over our business and affairs may not be consistent with the interests of our shareholders.

Pursuant to its agreement, RES may nominate the following number of directors if it beneficially owns the indicated percentage of voting power of our capital stock: (a) four directors if it owns 34% or more of the outstanding voting power, (b) three directors if it owns 22% or more but less than 34% of the outstanding voting power, (c) two directors if it owns 14% or more but less than 22% of the outstanding voting power, and (c) one director if it owns 7% or more but less than 14% of the outstanding voting power.

As of the date of this prospectus, RES owns common stock with approximately 48.9% of the outstanding voting power. Assuming the sale of                 shares of our common stock in this offering and that RES does not purchase any shares in this offering, RES will own approximately          of the outstanding voting power upon completion of the offering and will be entitled to designate          nominees for director. Additionally, RES holds warrants to purchase 150,540 shares of common stock. The warrants are exercisable at any time on or before January 24, 2019 if following the exercise RES’ ownership of our voting stock does not exceed 49.5%. These warrants are exercisable at an exercise price of $0.001 per share of common stock.

Pursuant to its agreement, StepStone may nominate the following number of directors if it beneficially owns the indicated percentage of voting power of the Company: (a) three directors if it owns 22% or more of the outstanding voting power, (b) two directors if it owns 14% or more but less than 22% of the outstanding voting power, and (c) one director if it owns 7% or more but less than 14% of the outstanding voting power.

As of the date of this prospectus, StepStone owns common stock with approximately 42.6% of the outstanding voting power. Assuming the sale of                 shares of our common stock in this offering and that StepStone does not purchase any shares in this offering, StepStone will own approximately          of the outstanding voting power upon completing of the offering and will be entitled to designate          nominees for director.

We have agreed with RES to maintain the size of our board of directors at nine members as long as RES has the right to designate one or more nominees for election to our board of directors. We have also agreed with StepStone to maintain the size of our board of directors at nine members as long as StepStone has the right to designate one or more nominees for election to our board of directors.

The holders of the Series E Preferred Stock have the right to vote separately as a class on matters generally affecting the Series E Preferred Stock. Additionally, as long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, then 75% approval of the Series E Preferred Stock will be required to approve significant corporate events as follows: merger, consolidation, liquidation or winding up of our company, related party transactions exceeding $120,000, payment of dividends on our common stock except from funds from operations or to maintain REIT status, the grant of exemptions from our charter limitation on ownership of 9.9% of any class or series of our securities (exclusive of SREP and RES), issuance of preferred stock, or commitment or agreement to do any of the foregoing. If the outstanding shares of Series E Preferred Stock declines below 434,750 shares, the holders of the Series E Preferred Stock will no longer have rights for a class vote to approve or consent to such significant corporate events. We have agreed that if those voting rights are no longer available and either RES or StepStone holds 15% or more of the voting power of the Company, then the size of board of directors of the Company will be reduced from its current size of nine members to seven members. If the board of directors is reduced to seven members, then each of RES and

StepStone may nominate the following number of directors if they own the indicated percentage of voting power: (a) three directors with ownership of 29% or more of the outstanding voting power, (b) two directors with ownership of 15% or more but less than 29% of the outstanding voting power, and (c) one director with ownership of 7% or more but less than 15% of the outstanding voting power.

Each of RES and StepStone has agreed to vote in favor of the nominees for director proposed by our board of directors at each meeting at which directors are elected and as a result RES and StepStone will have the ability to elect all of the directors as long as they hold in the aggregate 50% or more of the voting power.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks discussed in “Risk Factors” beginning on page 28 of this prospectus before you decide whether to invest in our common stock. Some of the risks include the following:

•	There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

•	Our ability to pay distributions depends upon our actual operating results. The cash available for distribution may not be sufficient to make distributions at expected levels, and we cannot assure you of our ability to make distributions in the future. We may use borrowed funds or funds from other sources to make distributions, which may adversely impact our operations and could result in a decrease in the market price of our common stock.

•	The market price and trading volume of our common stock may be volatile following this offering.

•	StepStone and RES, our largest stockholders, each holds significant voting power and has the right to designate directors and approve certain transactions, which provides each of them with significant power to influence our business and affairs and their interests may not be consistent with the interests of other shareholders.

•	If we are unable to complete the acquisition of the four hotels we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

•	Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

•	Our success depends upon the efforts and expertise of our management team, including our Chief Executive Officer, J. William Blackham. The loss of their services, and our inability to find suitable replacements, could have an adverse impact on our business.

•	We expect to have approximately $ million of indebtedness outstanding upon completion of this offering and the purchase of the four hotels we have under contract which may expose us to the risk of default under our debt obligations.

•	Our ability to grow is highly dependent on obtaining financing. Our failure to obtain financing could adversely affect our ability to grow our business and meet our obligations as they come due.

•	We rely on third party hotel management companies to operate our hotel properties under the terms of hotel management agreements. Even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory RevPAR or profits, we may not be able to force the hotel management companies to change their method of operating our hotels.

•	Our hotel management agreements require us, through our taxable REIT subsidiary, or TRS, and its wholly-owned subsidiaries to bear the operating risks of our hotel properties. We refer to our TRS and its wholly-owned subsidiaries as our TRS Lessee. Any increases in hotel operating expenses or decreases in revenues may have a significant adverse impact on our operating results and cash flow.

•	Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties for reasonable prices in response to changing economic, financial and investment conditions is limited. In addition, because some of our hotel management agreements may be long-term and may not terminate in the event of a sale, our ability to sell hotel properties may be further limited.

•	Our business strategy depends significantly on achieving revenue and net income growth from anticipated increases in demand for hotel rooms — any economic downturn or delay will adversely affect our future results of operations and our growth prospects.

•	Our failure to qualify and maintain our qualification as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

•	Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

•	We may not be able to sell our HFS hotels on favorable terms, and such hotels may be sold at a loss.

Our Structure and Tax Status

We conduct our business through an UPREIT structure in which our hotels are owned by our operating partnership, Condor Hospitality Limited Partnership and limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, a 97.8% general partnership interest in Condor Hospitality Limited Partnership. In the future, this limited partnership may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties.

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended on December 31, 1994. We believe that we have been organized and operated and intend to continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our shareholders. Our ability to continue to qualify as a REIT will depend upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our shareholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our shareholders. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. Our TRS is fully subject to corporate income tax as a C corporation on its earnings.

In order to continue to qualify as a REIT, our income must come primarily from “rents from real property,” mortgage interest and real estate gains. Qualifying “rents from real property” includes rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, operating revenues from a hotel property are not qualifying “rents from real property.” Therefore, we generally must lease our hotel properties to another party from whom we will derive rent income that will qualify as “rents from real property” under the REIT rules. Accordingly, we generally will lease each of our hotels to our TRS Lessee. Each TRS Lessee pays rent to us that generally should qualify as “rents from real property,” provided that an “eligible independent contractor” operates and manages each hotel property on behalf of such TRS Lessee. Our hotel properties are managed by Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC, K Partners Hospitality Group LP and Boast Hotel Management Company, LLC, each of which we believe qualifies as an “eligible independent contractor.” The income remaining in our TRS Lessee after the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Capital Stock

In order to maintain our qualification as a REIT, among other reasons, our charter prohibits any shareholder from beneficially owning more than 9.9% of our common stock or 9.9% of any class or series of our preferred stock. Our charter, however, provides for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our board of directors has established such an exemption for RES and StepStone. Our charter also prohibits any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Code.

Our Distribution Policy

In September 2016, our board of directors declared a cash dividend for the third quarter of 2016 of $0.03 per share on our common stock, paid on October 12, 2016 to holders of record on September 29, 2016. In December 2016, our board of directors declared a cash dividend for the fourth quarter of 2016 of $0.03 per share on our common stock, paid on January 5, 2017 to holders of record on December 20, 2016. On an annualized basis, this represents $0.12 per share, or an annual distribution rate of approximately             % based on a price of $             per share the last reported sales price of our common stock on the Nasdaq Stock Market on                     , 2017. We intend to maintain our intended distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We intend to generally distribute to our shareholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of TRS Lessee, which are subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code.

Corporate Information

Our principal executive offices are located at 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814 and our telephone number is (301) 861-3305. We also maintain offices at 1111 North 102nd Court, Suite 222, Omaha, Nebraska 68114 and 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68154. We maintain an Internet website located at www.condorhospitality.com. Our website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto.

The Offering

Common stock offered by us(1)	Shares

Common stock outstanding after this offering(2)	Shares

Use of proceeds	We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $ per share the last reported sales price of our common stock on the Nasdaq Stock market on , 2017, and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriter’s overallotment option is exercised in full).

We intend to use the net proceeds as follows:

•	to fund a portion of the purchase price of the four hotels we currently have under contract to purchase; and

•	the balance, if any, for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. See “Underwriting (Conflicts of Interest)”.

NASDAQ Stock Market symbol	“CDOR”

(1)	Excludes up to shares of common stock that may be issued by us upon exercise by the underwriters of their overallotment option.
(2)	Excludes (i) 5,625 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $7.53 per share, (ii) 150,540 shares of our common stock reserved for issuance upon exercise of the warrants held by RES with an exercise price equal to $0.001 per share of our common stock, (iii) 430,000 shares of our common stock reserved for issuance upon exercise of warrants held by Mr. Blackham with an exercise price equal to $1.92 per share of our common stock; (iv) 984,118 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Condor Hospitality Limited Partnership (v) 4,342,722 shares of our common stock issuable upon conversion of our Series E Preferred Stock, (vi) 632,249 shares of our common stock issuable upon conversion of convertible debt, and (vii) up to shares of our common stock the underwriters may purchase to cover overallotments, if any.

Summary Historical and Pro Forma Financial Information

You should read the following summary historical and pro forma financial and operating data in conjunction with our unaudited pro forma consolidated financial statements, the related notes thereto, our selected financial data and our historical consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

The pro forma statement of operations data is presented as if each of the transactions referred to in our unaudited pro forma consolidated financial statements and the related notes thereto, appearing elsewhere in this prospectus, had occurred on January 1, 2016. The pro forma balance sheet data gives effect to each of the transactions referred to in our unaudited pro forma consolidated financial statements and the related notes thereto, appearing elsewhere in this prospectus, that occurred subsequent to December 31, 2016, as if the transactions had occurred on December 31, 2016.

The unaudited summary pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The following table presents summary historical and unaudited pro forma statements of operations and other data for the years ended December 31, 2016 and 2015 (dollars in thousands except per share data):

STATEMENT OF OPERATIONS DATA

	Historical Year Ended December 31, 2016	Historical Year Ended December 31, 2015	Pro Forma Year Ended December 31, 2016 (unaudited)*
Revenue
Room rentals and other hotel services	$50,647	$58,714	$

Operating expenses
Hotel and property operations	37,092	43,367
Depreciation and amortization	5,190	5,400
General and administrative	5,792	5,493
Acquisitions and terminated transactions	550	684
Terminated equity transactions	—	246

Total operating expenses	48,624	55,190

Operating income	2,023	3,524
Net gain on disposition of assets	23,132	4,798
Equity in earnings (loss) of joint venture	(244)	—
Net gain (loss) on derivatives and convertible debt	6,377	11,578
Other income (expense)	55	114
Interest expense	(4,710)	(5,522)
Loss on debt extinguishment	(2,187)	(213)
Impairment loss	(1,477)	(3,829)

Net earnings from continuing operations before income taxes	22,969	10,450
Income tax expense	(125)	—

Net earnings from continuing operations	22,844	10,450
Net earnings from continuing operations attributable to noncontrolling interests	(706)	(763)

Net earnings from continuing operations attributable to controlling interests	22,138	9,687
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)

Net earnings (loss) from continuing operations attributable to common shareholders	$1,390	$6,055	$

Earnings per share
Continuing operations – Basic	$0.28	$1.24	$
Continuing operations – Diluted	$0.12	$(0.15)	$
OTHER DATA (unaudited):(1)
EBITDA from continuing operations	$36,051	$21,585	$
Adjusted EBITDA from continuing operations	$8,815	$9,968	$
Hotel EBITDA from continuing operations	$15,019	$15,842	$
FFO from continuing operations attributable to common shares and partnership units	$(13,990)	$11,249	$
AFFO from continuing operations attributable to common shares and partnership units	$(19,573)	$601	$

(1)	Non-GAAP financial measures are measures of our historical financial performance that are different from measures calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We report Funds from Operations (“FFO”), Adjusted FFO (“AFFO”), Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), Adjusted EBITDA, and Hotel EBITDA as non-GAAP measures that we believe are useful to investors as key measures of our operating results and which management uses to facilitate a periodic evaluation of our operating results relative to those of our peers. Our non-GAAP measures should not be considered as an alternative to U.S. GAAP net earnings as an indication of financial performance or to U.S. GAAP cash flows from operating activities as a measure of liquidity. Additionally, these measures are not indicative of funds available to fund cash needs or our ability to make cash distributions as they have not been adjusted to consider cash requirements for capital expenditures, property acquisitions, debt service obligations, or other commitments.

We calculate EBITDA and Adjusted EBITDA by adding back to net earnings certain non-operating expenses and certain non-cash charges which are based on historical cost accounting that we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods. In calculating EBITDA, we add back to net earnings interest expense, loss on debt extinguishment, income tax expense, and depreciation and amortization expense. In calculating Adjusted EBITDA, we adjust EBITDA to add back net gain/loss on disposition of assets, acquisition and terminated transactions expense, and terminated equity transactions expense, which are cash charges. We also add back impairment and gain or loss on derivatives and convertible debt, which are non-cash charges. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

We believe EBITDA and Adjusted EBITDA to be useful additional measures of our operating performance, excluding the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortization expense), and other items we do not believe are representative of the results from our core operations.

The Company further excludes general and administrative expenses, other non-operating income or expense, and certain hotel and property operations expenses that are not allocated to individual properties in assessing hotel performance (primarily certain general liability and other insurance costs, land lease costs, and office and banking fees) from Adjusted EBITDA to calculate Hotel EBITDA. Hotel EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

Hotel EBITDA is intended to isolate property level operational performance over which the Company’s hotel operators have direct control. We believe Hotel EBITDA is helpful to investors as it communicates the comparability of our hotels’ operating results for all of the Company’s hotel properties and is used by management to measure the performance of the Company’s hotels and the effectiveness of the operators of the hotels.

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), which defines FFO as net earnings computed in accordance with GAAP, excluding gains or losses from sales of real estate assets, impairment, and the depreciation and amortization of real estate assets. FFO is calculated both for the Company in total and as FFO attributable to common shares and partnership units, which is FFO excluding preferred stock dividends. AFFO is FFO attributable to common shares and partnership units adjusted to exclude items we do not believe are representative of the results from our core operations, such as non-cash gains or losses on derivative liabilities and convertible debt and cash charges for acquisition or equity raising costs. All REITs do not calculate FFO and AFFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO and AFFO for similar REITs.

We consider FFO and AFFO to be useful additional measures of performance for an equity REIT because they facilitate an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and AFFO provide a meaningful indication of our performance.

The following tables reconciles the historical and pro forma EBITDA and Adjusted EBITDA from continuing operations of the Company for the years ended December 31, 2016 and 2015 (dollars in thousands).

	Historical Year Ended December 31, 2016 (unaudited)	Historical Year Ended December 31, 2015 (unaudited)	Pro Forma Year Ended December 31, 2016 (unaudited)*
Reconciliation of Net earnings from continuing operations to EBITDA, Adjusted EBITDA, and Hotel EBITDA from continuing operations
Net earnings from continuing operations	$22,844	$10,450	$
Interest expense	4,710	5,522
Interest expense from joint venture	618	—
Loss on debt extinguishment	2,187	213
Income tax expense	125	—
Depreciation and amortization expense	5,190	5,400
Depreciation and amortization expense from joint venture	377	—

EBITDA from continuing operations	36,051	21,585
Net gain on disposition of assets	(23,132)	(4,798)
Net loss on disposition of assets from JV	2	—
Impairment loss	1,477	3,829
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)
Net loss on derivative from joint venture	5	—
Acquisition and terminated transactions expense	550	684
Acquisition expense from joint venture	239	—
Terminated equity transactions expense	—	246

Adjusted EBITDA from continuing operations	8,815	9,968
General and administrative expense	5,792	5,493
Other (income) expense	(55)	(114)
Unallocated hotel and property operations expense	467	495

Hotel EBITDA from continuing operations	$15,019	$15,842	$

The following tables reconciles the historical and pro forma FFO and AFFO from continuing operations of the Company for the years ended December 31, 2016 and 2015 (dollars in thousands).

	Historical Year Ended December 31, 2016 (unaudited)	Historical Year Ended December 31, 2015 (unaudited)	Pro Forma Year Ended December 31, 2016 (unaudited)*
Reconciliation of Net earnings to FFO and AFFO from continuing operations
Net earnings from continuing operations	$22,844	$10,450	$
Depreciation and amortization expense	5,190	5,400
Depreciation and amortization expense from joint venture	377	—
Net gain on disposition of assets	(23,132)	(4,798)
Net loss on disposition of assets from joint venture	2	—
Impairment loss	1,477	3,829

FFO from continuing operations	6,758	14,881
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)

FFO from continuing operations attributable to common shares and partnership units	(13,990)	11,249
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)
Net loss on derivative from joint venture	5	—
Acquisition and terminated transactions expense	550	684
Acquisition expense from joint venture	239	—
Terminated equity transactions expense	—	246

AFFO from continuing operations attributable to common shares and partnership units	$(19,573)	$601	$

The following table presents historical and summary pro forma balance sheet data as of December 31, 2016 (dollars in thousands):

BALANCE SHEET DATA

	Historical Consolidated	Pro Forma Consolidated (unaudited)*
Investments in hotel properties, net	$96,158	$
Investment in unconsolidated joint venture	$9,036	$
Cash and cash equivalents	$8,326	$
Investment in hotel properties, held for sale, net	$18,713	$
Total assets	$140,665	$
Long-term debt related to hotel properties held for sale, net of deferred financing costs	$5,945	$
Long-term debt, net of deferred financing costs	$56,775	$
Total liabilities	$69,866	$
Total shareholders’ equity	$67,972	$
Noncontrolling interest	$2,827	$
Total equity	$70,799	$

*	See the unaudited pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider all of the risks described in this prospectus before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, results of operations, the per share trading price of our common stock and our ability to make distributions to our stockholders. In that case, you may lose some or all of your investment in our common stock. Some of the statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-Looking Statements.”

Risks Related to Our Business

We expect to have approximately $         million of indebtedness outstanding upon completion of this offering and the purchase of the hotel we have under contract which may expose us to the risk of default under our debt obligations.

We expect to have approximately $         million of indebtedness outstanding upon completion of this offering and the purchase of the hotels we have under contract. Payments of principal and interest on borrowings may leave us with insufficient cash resources to conduct our business or pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet our operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in the violation of certain covenants to which we may be subject;

•	we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans or collect income from our properties;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations and cash flow could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

The economy can negatively impact the hotel industry and our business, and we incurred losses in fiscal years 2011 to 2014.

A soft economy and apprehension among consumers negatively impacted the hotel industry and our business and contributed to our net losses of $16.3 million, $1.4 million, $10.2 million, and $17.5 million for our 2014, 2013, 2012, and 2011 fiscal years, respectively. The slowing economy caused a softening in business travel, especially among construction-related workers, who are a particularly strong guest group for many of our hotels. Recent improvements in the economy and midscale sectors are reflected in our 2015 and 2014 results. However, future deterioration in the economy could harm our growth and financial results.

The departure of any of our key personnel who have significant experience and relationships in the lodging industry, particularly our Chief Executive Officer, J. William Blackham, could materially and adversely affect us.

We depend on the experience and relationships of our executive officers, especially J. William Blackham, our Chief Executive Officer and a member of our board of directors, to manage our day-to-day operations and strategic business direction. Mr. Blackham has extensive experience in the lodging industry, during which time he has established an extensive network of lodging industry contacts and relationships, including relationships with national hotel brands, hotel owners, financiers, operators, commercial real estate brokers, developers and management companies. We can provide no assurances that Mr. Blackham, or any of our key personnel, will continue their employment with us. The loss of the services of any of the members of our management team, or any difficulty attracting and retaining other talented and experienced personnel, could adversely affect our ability to source potential investment opportunities, our relationship with national hotel brands and other industry participants and the execution of our business strategy. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry and there can be no assurance that we would be able to hire, train, retain, or motivate such individuals. Further, such a loss could be negatively perceived by investors, which could reduce the market value of our common shares.

If we are unable to successfully manage our growth, our operating results and financial condition could be adversely affected.

Our ability to implement our new business strategy and grow our business depends upon our senior executive officers’ business contacts and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to manage any future growth effectively, our operating results and financial condition could be adversely affected.

Our future growth is dependent on obtaining new financing and if we cannot secure financing in the future, our growth will be limited.

The success of our growth strategy will depend on access to capital through use of excess cash flow, borrowings or subsequent issuances of common shares or other securities. Acquisitions of new hotel properties will require significant additional capital and existing hotels will require periodic capital improvement initiatives to remain competitive. We may not be able to fund acquisitions or capital improvements solely from cash provided from our operating activities because we must distribute at least 90% of our taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to satisfy the requirements for qualification as a REIT for federal income tax purposes. As a result, our ability to fund capital expenditures for acquisitions through retained earnings is very limited. Our ability to grow through acquisitions of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on capital markets conditions.

We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Failure of the hotel industry to continue to improve or remain stable may adversely effect our ability to execute our business strategies, which in turn would adversely effect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve or remain stable. Economic slowdown and world events outside our control, such as terrorism, have adversely effected the hotel industry in the recent past and if these events reoccur, they may adversely effect the industry in the future. In the event conditions in the hotel industry do not continue to improve or remain stable, our ability to execute our business strategies will be adversely effected, which in turn would adversely effect our ability to make distributions to our stockholders.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, other REITs, hotel companies, and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring the hotels we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels may not yield the returns we expect and may result in stockholder dilution.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources, may not be efficiently integrated into operations, and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management’s attention away from day-to-day operations. If the integration of our acquisitions into our management companies’ operations is not accomplished as efficiently as planned, we will not achieve the expected operating results from the acquisitions. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Our returns depend on management of our hotels by third parties.

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions effecting the daily operations of any hotel. Under the REIT Modernization Act of 1999, REITs are permitted to lease their hotels to TRSs. However, a TRS, such as our TRS, may not operate or manage the leased hotels and, therefore, must enter into management agreements with third-party eligible independent contractors to manage the hotels. Thus, an independent operator under a management agreement with our TRS controls the daily operations of each of our hotels.

Under the terms of our management agreements, our ability to participate in operating decisions regarding the hotels is limited. We depend on our management companies to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, and average daily rates, we may not be able to force our management companies to change their methods of operation of our hotels. We can only seek redress if a management company violates the terms of the management agreement with our TRS, and then only to the extent of the remedies provided for under the terms of the applicable management agreement. If any of the foregoing occurs at franchised hotels, our relationship with the franchisors may be damaged, and we may be in breach of one or more of our franchise agreements. Additionally, in the event that we need to replace a management company, we may experience decreased occupancy and other significant disruptions at our hotels and in our operations generally.

A recession could have a material adverse effect on our results of operations.

The performance of the hotel industry usually follows the general economy. During the recession of 2008 and 2009, overall travel was reduced, which had a significant effect on our results of operations. Uncertainty in the strength and direction of the recovery have slowed the pace of the overall economic recovery. A stall in the economic recovery or a resurgent recession could have a material adverse effect on our results of operations.

We may not be able to sell hotels on favorable terms.

Since January 1, 2015, we have sold 42 hotels, and currently we plan to sell additional hotels in 2017. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute our disposition strategy or realize the benefits therefrom, we may not be able to fully execute our growth strategy. There cannot be any assurances that we will sell the hotels currently under contract for sale on the contracted terms or at all as the closing of the sale of such hotels is subject to the satisfaction of customary closing conditions, some of which may not be satisfied.

We face risks associated with the use of debt, including refinancing risk.

We may not be able to successfully extend, refinance, or repay our debt due to a number of factors, including decreased property valuations, limited availability of credit, tightened lending standards, or deteriorating economic conditions, which could make it more difficult for us to obtain future credit facilities or loans on terms similar to the terms of our current credit facilities and loans or at all, in which event we could face loss of hotels to foreclosure.

We cannot assure you that we will qualify, or remain qualified, as a REIT.

We currently are taxed as a REIT, and we expect to qualify as a REIT for future taxable years, but we cannot assure you that we will remain qualified as a REIT. If we fail to remain qualified as a REIT, all of our earnings will be subject to federal income taxation, which will reduce the amount of cash available for distribution to our stockholders, and we will not be required to distribute our income to our stockholders.

Our TRS Lessee structure subjects us to the risk of increased operating expenses.

Our hotel management agreements require us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenue and changes in the TRS’s ability to pay the rent due under the leases, but also increased operating expenses, including, among other things:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.

Any decreases in hotel revenue or increases in operating expenses could have a material adverse effect on our earnings and cash flow.

Our ability to make distributions on our common and preferred stock is subject to fluctuations in our financial performance, operating results, and capital improvement requirements.

As a REIT, we generally are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, to our stockholders. Downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties may affect our ability to declare or pay distributions to our stockholders. Further, we may not generate sufficient cash in order to fund distributions to our stockholders, which may require us to sell assets or borrow money to satisfy the REIT distribution requirements.

Among the factors which could adversely effect our results of operations and our distributions to stockholders are reduced net operating profits or operating losses, increased debt service requirements, and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenue and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

The timing and amount of distributions are at the sole discretion of our board of directors, which considers, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties, and our operating expenses.

We have restrictive debt covenants that could adversely effect our ability to run our business.

We are required to meet or maintain quarterly loan covenants with certain of our lenders. Weakness in the economy and the lodging industry at large may result in non-compliance with our loan covenants. Such non-compliance with our loan covenants may result in our lenders restricting the use of our operating funds for capital improvements to our existing hotels, including improvements required by our franchise agreements, or causing the debt maturity to accelerate. We cannot assure you that we can maintain compliance with our loan covenants and maintain our business strategy.

Our restrictive debt covenants may jeopardize our tax status as a REIT.

To maintain our REIT status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to stockholders in a calendar year is less than a minimum amount specified under federal income tax laws. In the event we do not comply with our debt service obligations, our lenders may limit our ability to make distributions to our stockholders, which could adversely effect our REIT status.

Operating our hotels under franchise agreements could adversely affect distributions to our stockholders.

Seventeen of our hotels operate, and we expect that hotels we acquire in the future will operate, under third party franchise agreements. We are subject to the risks of concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to any one of our particular brands. Risks associated with our brands could adversely effect our lease revenues and the amounts available for distribution to our stockholders.

The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and the TRS follow their standards. Failure to maintain these standards or other terms and conditions could result in a franchise license being canceled. As a condition of our continued holding of a franchise license, a franchisor could possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

Negative publicity related to one of the franchise brands or the general decline of a brand also may adversely affect the value of our hotels or result in a reduction in business.

Our franchisors may cancel or fail to renew our existing franchise licenses, which could adversely affect our operating results and our ability to make distributions to shareholders.

Our franchisors periodically inspect our hotels to confirm adherence to the franchisors’ operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. We rely on our independent hotel management companies to conform to franchisor operational standards. In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise. If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise could have a material adverse effect on the operations or the value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a franchise or adverse developments with respect to a franchise brand under which our hotels operate could also have a material adverse effect on our financial condition, results of operations and cash available for distribution to shareholders.

Our inability to obtain financing could limit our growth.

Our debt service obligations and REIT distribution requirements limit our ability to fund capital expenditures, acquisitions, and hotel development through retained earnings. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain debt or equity financing.

Neither our articles of incorporation nor our bylaws limit the amount of debt we can incur. Our board of directors can implement and modify a debt limitation policy without shareholder approval. We cannot assure you that we will be able to obtain additional equity financing or debt financing or that we will be able to obtain any financing on favorable terms.

Joint venture investments could be adversely effected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

In August 2016, we entered into a joint venture which acquired the 254-room Aloft hotel in downtown Atlanta, Georgia. Although we own an 80% interest in the joint venture, our joint venture partner has joint approval rights with us with respect to most major decisions regarding the hotel or the joint venture. In addition, we may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we may not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Investments in joint ventures may require that we provide the joint venture entity with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture.

Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or co-venturers. If a joint venture partner becomes bankrupt or otherwise defaults on its obligations under a joint venture agreement, we and any other remaining joint venture partners would generally remain liable for the joint venture liabilities. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or co-venturer in which case we may be liable in the event such party defaults on its guaranty obligation. Furthermore, if a joint venture partner becomes bankrupt or otherwise defaults on its obligations under a joint venture agreement, we may be unable to continue the joint venture other than by purchasing such joint venture partner’s interests or the underlying assets at a premium to the market price. If any of the above risks are realized, it could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our business could be disrupted if we need to find a new hotel management company upon termination of an existing management agreement.

If a hotel manager that we engage fails to materially comply with the terms of the management agreement, we have the right to terminate the management agreement. Upon termination, we would have to find another hotel management company to manage the relevant properties. We cannot operate the hotels directly due to federal income tax restrictions. We may not be able to find another manager, or, even, if another manager is found, we may not be able to enter into a new management agreement favorable to us. In addition, any new manager may operate other hotels that may compete with our hotels or divert attention away from the management of our hotels and may not be successful in managing our hotels. Our franchisors may require us to make substantial capital improvements to the hotels prior to their approval, if required, of a new manager. There would be disruption during any change of hotel management that could adversely effect our operating results and reduce our distributions to our stockholders.

Geographic concentration of our hotels will make our business vulnerable to economic downturns in the Midwestern and Eastern United States.

Most of our retained portfolio of hotels are located in the Midwestern and Eastern United States. Economic conditions in the Midwestern and Eastern United States will significantly effect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics, and other similar factors may adversely effect the economic climate in these areas. For example, the federal government shutdown in October 2013 impacted the operating results of the hotels we then owned in Virginia, Pennsylvania, and Maryland. Any resulting oversupply or reduced demand for hotels in the Midwestern and Eastern United States and our markets in particular would therefore have a disproportionately negative impact on our revenues and limit our ability to make distributions to stockholders.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely effect our profitability and our ability to make distributions to our stockholders.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely effect our profitability and our ability to make distributions to our stockholders.

An industry downturn could adversely effect our results of operations.

If room supply outpaces demand, our operating margins may deteriorate and we may be unable to execute our business plan, which could adversely effect our results of operation. In addition, if this trend continues, we may be unable to continue to meet our debt service obligations or to obtain necessary additional financing.

Our borrowing costs are sensitive to fluctuations in interest rates.

We expect to have approximately $         million of indebtedness outstanding upon completion of this offering and the purchase of the hotel we have under contract. $         million of that amount will have variable rates and we may enter into new credit facilities or loans where the debt accrues interest at floating rates, or we may refinance debt that currently accrues interest at lower fixed rates. Higher interest rates could increase debt service requirements on any floating rate debt we incur in the future, including any borrowings under new credit facilities or loans. Any borrowings under new credit facilities or loans having floating interest rates may increase due to market conditions. Additionally, our debt service requirements may increase if we have to refinance our fixed rate debt with debt accruing interest at a higher rate. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Real estate impairment losses may adversely affect our financial condition and results of operations.

As a result of changes in an individual hotel’s operating results or to our planned hold period for a hotel, we may be required to record an impairment loss for a property. We analyze our hotel properties individually for indicators of impairment throughout the year. We record impairment losses on hotel properties if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include, but are not limited to, a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Risks Related to the Hotel Industry

Economic conditions may adversely affect the lodging industry.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product (“GDP”). The lodging industry is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenue and profitability of our assets and therefore the net operating profits of our investments. Economic weakness could have an adverse effect on our revenue and negatively affect our profitability.

Our ability to make distributions to our stockholders may be effected by factors in the hotel industry that are beyond our control.

Operating Risks

Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

•	competitors with substantially greater marketing and financial resources than us;

•	dependence on business and commercial travelers and tourism;

•	over-building of hotels in our markets, which could adversely affect occupancy and revenue at the hotels we acquire;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs, including increased real estate and personal property taxes, due to inflation and other factors that may not be offset by increased guestroom rates;

•	potential increases in labor costs at our hotels, including as a result of unionization of the labor force and increasing health care insurance expense;

•	adverse effects of international, national, regional and local economic and market conditions;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances; and

•	events beyond our control, such as instability in the national, European or global economy, terrorist attacks, travel related health concerns including pandemics and epidemics such as H1N1 influenza (swine flu), zika virus, avian bird flu, Ebola and SARS, travel-related environmental concerns including water contamination and air pollution, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities and travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes.

These factors could adversely effect the amount of rent we receive from leasing our hotels and reduce the net operating profits of the TRS, which in turn could adversely effect our ability to make distributions to our stockholders. Decreases in room revenues of our hotels will result in reduced operating profits for the TRS and decreased lease revenues to our company under our current percentage leases with the TRS.

Competition and Financing for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms. Additionally, current economic conditions present difficult challenges to obtaining financing for acquisitions.

Seasonality of Hotel Business

Historically, as a result of the geographic areas in which we operate, the operations of our hotels have been seasonal in nature. Generally, occupancy rates, revenue, and operating income have been greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year.

Investment Concentration in Particular Segments of Single Industry

Our entire business is hotel-related. Although we intend to invest in premium-branded upper-midscale and upscale select-service properties in the future, our current hotel portfolio is concentrated in midscale and economy hotel properties. Therefore, a downturn in the hotel industry in general and our segments in particular will have a material adverse effect on our revenues and amounts available for distribution to our stockholders.

Capital Expenditures

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. The costs of all of these capital improvements could adversely effect our financial condition and reduce the amounts available for distribution to our stockholders. These renovations may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms; and

•	uncertainties as to market demand or a loss of market demand after renovations have begun.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance, and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. We can provide no assurances regarding whether, or the extent to which, lodging demand will rebound or whether any such rebound will be sustained. An adverse change in lodging fundamentals in our markets could result in returns that are substantially below our expectations or result in losses, which could have a material adverse effect on us.

Competition from other hotels in the markets in which we operate could have a material adverse effect on our results of operations.

The lodging industry is highly competitive. Our hotels compete with other hotels for guests in each market in which our hotels operate based on a number of factors, including location, convenience, brand affiliation, guestroom rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels. Our competitors may have an operating model that enables them to offer guestrooms at lower rates than we can, which could result in our competitors increasing their occupancy at our expense. Competition could adversely affect our occupancy, ADR and RevPAR, and may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which could reduce our profitability and could materially and adversely affect our results of operations.

The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business-related technology.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location, such as our hotels. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for our hotel rooms may decrease and we could be materially and adversely affected.

The increasing use by consumers of Internet travel intermediaries and alternative lodging market places may adversely affect our profitability.

Our hotel guestrooms are likely to be booked through Internet travel intermediaries, including, but not limited to Travelocity.com, Expedia.com and Priceline.com. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties are franchised. Additional sources of competition, including alternative lodging marketplaces, such as HomeAway and Airbnb, which operate websites that market available furnished, privately-owned residential properties, including homes and condominiums, that can be rented on a nightly, weekly or monthly basis, may, as they become more accepted, lead to a reduced demand for conventional hotel guest rooms and to an increased supply of lodging alternatives. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of bookings made through Internet intermediaries or the use of alternative lodging market places increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

In the past, economic trends, terrorist acts, and military action have adversely effected the hotel industry generally, and similar future events could adversely effect the industry in the future.

Terrorist attacks and the after-effects (including the prospects for more terror attacks in the United States and abroad) have, in the past, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future.

Declining RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our stock will trade, as well as on the lodging industry in general and our operations in particular.

Uninsured and underinsured losses and our ability to satisfy our obligations could adversely effect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire, and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, or losses from foreign or domestic terrorist activities, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the effected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth, and if we do obtain it, it may be more expensive which could still limit our growth.

Our hotel properties require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. The lenders under some of our mortgage debt will require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt and equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Noncompliance with governmental regulations could adversely effect our operating results.

Environmental Matters

Our hotel properties are subject to various federal, state, and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can effect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral.

Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely effect the funds available for distribution to our stockholders. To determine whether any costs of this nature might be required, we generally expect to commission Phase I environmental site assessments, or “ESAs”, before we acquire hotels, and at certain times may commission new ESAs for certain of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants obtaining damages. If we were required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to our stockholders and meet our other obligations could be adversely effected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. The real estate market is effected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	increases in property tax rates and assessments;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of God, including earthquakes, floods and other natural disasters and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Our hotels may contain or develop harmful environmental challenges, such as mold or bed bugs, which could lead to liability for adverse health effects and costs of remediating the problem.

Bed bug infestation can cause adverse health effects, including skin rashes, psychological effects and allergic symptoms. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or bed bugs at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or remove the bed bugs from the effected property, the cost of which would reduce our cash available for distribution. In addition, the presence of significant mold or bed bugs could expose us to liability from our guests, employees or our management companies and others if property damage or health concerns arise.

Risks Related to this Offering

There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the public offering price. The public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the public offering price following the completion of this offering.

The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

In August 2016, we paid a dividend to the holders of our common stock for the first time since 2009. The redemption of our Series A Preferred Stock and Series B Preferred Stock in April 2016 combined with the declaration and payment of dividends through June 30, 2016 on our Series D Preferred Sock enabled our board of directors to approve the resumption of common stock dividends because prior to that dividends on our Series A Preferred Stock and Series B Preferred Stock were in arrears and we were prohibited from paying dividends on our common stock. In September 2016, our board of directors declared a cash dividend for the third quarter of 2016 of $0.03 per share on our common stock, on October 12, 2016 to holders of record on September 29, 2016. In December 2016, our board of directors declared a cash dividend for the fourth quarter of 2016 of $0.03 per share on our common stock, paid on January 5, 2017 to holders of record on December 20, 2016. We may be unable to pay our intended annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our new $90 million secured revolving credit facility with KeyBank and The Huntington National Bank limits dividends that we may pay on our common stock to (i) no more than our current dividend rate (being the equivalent of $.01 cents per share per month), and (ii) after one or more equity offerings aggregating not less than $50 million in gross proceeds, to not more than 95% of our funds available for distribution (defined in the credit facility agreement as our consolidated EBITDA for the prior four consecutive fiscal quarters, less fixed charges and recurring capital expenditures for such period). We would expect that any credit facility may contain similar limitations.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the lodging industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional or other large stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet earnings estimates;

•	failure to maintain our REIT qualification;

•	changes in our credit ratings; and

•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

RES and StepStone hold significant voting power and have certain governance rights, as well as the right to designate directors, which provides these stockholders with significant power to influence our business and affairs, and their interests may differ from our other stockholders.

Upon completion of this offering, and assuming we issue shares of our common stock in this offering, RES will beneficially own approximately         % of our outstanding common stock, and SREP will own approximately         % of our outstanding common stock, which includes shares of our common stock issuable upon conversion of the Series E Preferred Stock and the Note.

In connection with the conversion of the Series D Preferred Stock and issuance of the Series E Preferred Stock, we entered into agreements with RES and SREP relating to certain governance rights of RES and SREP and future issuances of our common stock. Among other things, the agreements provide that, as long as the Series E Stock is outstanding at the time and 14% or more voting control of the Company is held by RES or SREP, until March 16, 2021, we cannot, without the prior consent of RES and SREP, (i) issue shares of our common stock below the price of $1.60 per share until an aggregate of $100 million of common stock has been sold and (ii) thereafter, issue shares of our common stock below the price of $1.72 per share. If, by March 16, 2021, provided that at that time the holders of the Series E Stock hold 50% of the voting power, we have not completed a sale of our common stock in a single offering of at least $50,000,000 or sales of common stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at an offering price of $1.60 per share, RES and SREP may require us to submit a proposal to our stockholders to liquidate the Company.

The articles supplementary setting forth the terms of the Series E Preferred Stock also provide that we need the consent of the holders of at least 75% of the Series E Preferred Stock in order to amend the articles supplementary in a way that would adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock, and such consent to authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking on a parity with or senior to, the Series E Preferred Stock. So long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, we also need the consent of the holders of at least 75% of the Series E Preferred Stock for, among other things, certain mergers, transactions, dividend distributions, ownership exemptions. See “Description of Capital Stock—Series E Preferred Stock.”

The agreements with RES and StepStone also provide that each of RES and StepStone have the right to purchase our equity shares or securities convertible into our equity shares in our public and non-public offerings of our equity securities or securities convertible into our equity securities for cash proportional to their combined fully diluted beneficial ownership of our common stock (including common stock issuable upon conversion of the Series E Preferred Stock and exercise of the warrants) at the same price and on the same terms as offered to others in the offering. The purchase right terminates on January 31, 2019, or later on January 31, 2021 for RES or StepStone if they beneficially own at least 10,000,000 shares of common stock at the time of the offering.

In addition, pursuant to board designation agreements, RES has designated four of our current nine directors and StepStone has designated three of our current nine directors. Each of RES and StepStone has agreed to vote for the nominees for director recommended by our board of directors and voting together they have the ability to elect all of our directors and will continue to have such ability following the offering until such time as their voting power falls below 50%.

By virtue of its voting power and board designation rights, each of RES and StepStone have the power to significantly influence our business and affairs and the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. The interests of RES and StepStone may differ from the interests of our other stockholders and, given their significant ownership in us, they may influence opportunities that have an effect on our business, liquidity, financial condition and results of operations.

In addition, the concentration of ownership of various classes of our capital stock may have the effect of delaying or preventing a change in control of our company, including a transaction that would be in the best interests of our stockholders and result in a premium to the price of our common stock. As a result, the concentration of ownership of various classes of our capital stock might negatively affect the market price of our common stock.

The holders of the Series E Preferred Stock have rights senior to holders of common stock.

RES and SREP, our two largest shareholders, own all of the issued and outstanding shares our Series E Preferred Stock. The Series E Preferred Stock ranks senior to our common stock and any other preferred stock issuances and receives preferential cumulative cash dividends at a rate of 6.25% annually per annum of the $10.00 face value per share. If we fail to pay a dividend, then during the period that dividends are not paid, the dividend rate increases to 12.5%, if specific equity offering or offerings have not occurred, and increases 9.5% per annum if such equity or equity offerings have occurred. Dividends on the Series E Preferred Stock accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared, and whether or not such dividends are prohibited by agreement.

If we are unable to complete the acquisition of the hotel we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

We anticipate the closing of our purchase of four Home2 Suites hotels for $73.8 million in the first quarter of 2017. However, we cannot assure you that we will acquire these hotels because the proposed acquisition is subject to a variety of factors, including the satisfaction of customary closing conditions.

If we do not complete the acquisition within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our stockholders

Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

We cannot predict the effect, if any, that future sales of our shares of capital stock, or the availability of our securities for future sale, will have on the market price of our common stock. Sales of substantial amounts of our capital stock or debt securities convertible into or exercisable or exchangeable for capital stock in the public market or the perception that such sales might occur could reduce the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

The issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock including up to          shares of our common stock issuable upon exercise of warrants, for redemption of limited partner interests in our operating partnership and upon the conversion of the Note, could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders.

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our distribution rate as a percentage of the market price of our common stock, relative to market interest rates. Market interest rates have been historically low for an extended period and may increase. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be strongly affected by the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred stock, which may be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including additional series of our preferred stock. We will be able to issue additional shares of preferred stock without shareholder approval, unless shareholder approval is required by applicable law or the rules of the Nasdaq Stock Market or any other stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Furthermore, preferred stock and debt generally have a preference distribution or interest payments that could limit our ability to make a distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution of owners of our common stock. Other than RES and StepStone, holders of our common stock are not entitled to preemptive rights or other protections against dilution. We have previously issued four series of preferred stock, each of which ranked or ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up. See “Description of Capital Stock.”

Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests.

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention with respect to our business, our markets, our belief that we have the liquidity and capital resources necessary to meet our known obligations; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” or the negatives of these words and phrases other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects, among others, may be forward-looking:

•	the use of the proceeds of this offering;

•	the state of the U.S. economy generally or in specific geographic regions in which we operate and the effect of general economic conditions on the lodging industry in particular;

•	our ability to maintain relationships with hotel management companies and franchisors;

•	the operating strategies and results of our hotel management companies;

•	market conditions, including occupancy levels and rates;

•	actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impart of these actions, initiatives and policies;

•	our ability to identify and acquire properties that meet our investment criteria;

•	ability to sell our retained portfolio of hotels held for sale and redeploy the capital;

•	the level and volatility of prevailing market interest rates and general economic conditions;

•	financing risks, such as our inability to refinance debt as it matures or to obtain debt or equity financing on favorable terms, or at all;

•	our ability to maintain our qualification as a REIT for federal income tax purposes;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

•	the availability and cost of insurance; and

•	other factors discussed under the heading “Risk Factors” in this prospectus, in our Form 10-K and in other documents we have filed with the Securities and Exchange Commission, or SEC, and which we incorporate by reference into this prospectus.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

USE OF PROCEEDS

We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $             per share, and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $             million (or approximately $             million if the underwriter’s overallotment option is exercised in full).

We intend to use the net proceeds as follows:

•	to fund a portion of the purchase price of the four hotels we currently have under contract to purchase; and

•	the balance, if any, for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. See “Underwriting (Conflicts of Interest)”.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the Nasdaq Stock Market under the symbol “CDOR.” The closing sales price for our common stock on March 9, 2017 was $2.08 per share. The table below sets forth the high and low sales prices per share for our common stock reported on the Nasdaq Stock Market for the periods indicated.

	Condor Hospitality Trust, Inc. Common Stock
	High	Low
Fiscal year ending December 31, 2017
First Quarter (through March 9, 2017)	$1.84	$2.38
Fiscal year ending December 31, 2016
Fourth Quarter	$2.19	$1.53
Third Quarter	$3.14	$1.70
Second Quarter	$2.60	$1.51
First Quarter	$2.24	$0.70
Fiscal year ended December 31, 2015
Fourth Quarter	$1.59	$1.00
Third Quarter	$2.74	$0.80
Second Quarter	$3.70	$1.61
First Quarter	$2.27	$1.42

In August 2016, we paid a dividend to the holders of our common stock of $0.01 per share for the second quarter of 2016. In September 2016, our board of directors declared a cash dividend for the third quarter of 2016 of $0.03 per share on our common stock, paid on October 12, 2016 to holders of record on September 29, 2016. In December 2016, our board of directors declared a cash dividend for the fourth quarter of 2016 of $0.03 per share on our common stock, paid on January 5, 2017 to holders of record on December 20, 2016. No dividends on our common stock were paid in the other periods presented above. The actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

As of March 10, 2017, there were 51 holders of record of our common stock. However, because the vast majority of our common shares are held by brokers and other institutions on behalf of shareholders, we believe that there are considerably more beneficial holders of our common shares than record holders.

CAPITALIZATION

The following table sets forth our total capitalization on: (i) an actual basis at December 31, 2016; and (ii) an as adjusted basis. The as adjusted column reflects our capitalization, as of December 31, 2016, after giving effect to:

•	the financing of approximately $ million of the purchase price of four hotels we currently have under contract to purchase;

•	the conversion of all outstanding Series D Preferred Stock into common stock and the issuance of $9.25 million of Series E Preferred Stock on February 28, 2017;

•	the cashless exchange of 3,750,000 warrants with an exercise price of $1.92 per share held by RES for 150,540 warrants with an exercise price of $0.001 per share on January 24, 2017;

•	the sale of shares of our common stock in this offering at an assumed price of $ per share, the last reported sale price of our common stock on , 2017;

•	the closing a $90.0 million senior secured credit facility with KeyBank and The Huntington National Bank serving as joint lead arrangers on March 1, 2017.

	As of December 31, 2016
	Actual	As adjusted
	(in thousands, except per share data)
Total debt of $63,389 (actual) and $ (adjusted) plus convertible debt of $1,315 at fair value (actual and adjusted), net of deferred financing cost of $669 (actual) and $ (as adjusted)	$64,035	$
Shareholders’ equity:
6.25% Series D Preferred Stock, $0.01 par value per share, 6,700,000 shares authorized, 6,245,156 shares outstanding (actual) and 0 shares outstanding (as adjusted)	61,333		—
6.25% Series E Preferred Stock, $0.01 par value per share, 925,000 shares authorized, 0 shares outstanding (actual) and 925,000 shares outstanding (as adjusted)	—		9,250
Common stock, $.01 par value per share, 200,000,000 shares authorized, 4,956,835 shares outstanding (actual) and shares outstanding (as adjusted)(1)	50
Additional paid-in capital	118,613
Accumulated deficit	(112,024)

Total Shareholders’ equity	67,972
Noncontrolling interest in consolidated partnership, redemption value $2,008 (actual) and $ (as adjusted)	2,827

Total Equity	70,799

Total Capitalization	$134,834	$

(1)	Common stock outstanding on an as adjusted basis excludes (i) 5,625 shares of common stock issuable upon exercise of vested options granted to our employees with a weighted average exercise price of $7.53, (ii) 150,540 shares of our common stock reserved for issuance upon exercise of the warrants held by RES with an exercise price of $0.001 per share of our common stock, (iii) 430,000 shares of our common stock reserved for issuance upon exercise of warrants held by Mr. Blackham with an exercise price of $1.92 per share of our common stock; (iv) 984,118 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Condor Hospitality Limited Partnership (v) 4,342,722 shares of our common stock issuable upon conversion of our Series E Preferred Stock, (vi) 632,249 shares of our common stock issuable upon conversion of convertible debt, (vii) and up to shares of our common stock the underwriters may purchase to cover overallotments, if any.

SELECTED FINANCIAL DATA

The following table presents selected historical financial information for the periods indicated. The selected historical financial information for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, have been derived from our historical financial statements included elsewhere in this prospectus. The selected historical financial data should be read in conjunction with “Management Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

The pro forma balance sheet data gives effect to each of the transactions referred to below that occurred subsequent to December 31, 2016, as if the transactions had occurred on December 31, 2016. The pro forma statement of operations data is presented as if each of the transactions referred to below had occurred on January 1, 2016.

(1)	Our acquisition of (i) an 80% joint venture, or JV, interest in the 254-room Aloft hotel in downtown Atlanta, Georgia on August 22, 2016, and (ii) the 156-room Leawood, Kansas Aloft hotel on December 14, 2016.

(2)	Our planned acquisition of (i) the 105-room Home2 Suites Memphis/Southaven hotel in Southaven, MS, (ii) the 91-room Home2 Suites Austin/Round Rock hotel in Round Rock, TX, (iii) the 103-room Home2 Suites Lexington University/Medical Center hotel in Lexington, KY, and (iv) the 132-room Home2 Suites Tallahassee State Capitol hotel in Tallahassee, FL pursuant to a purchase agreement dated January 23, 2017.

(3)	The transactions effected in March , 2016, or March 2016 Equity Transactions, providing for:

a.	The issuance and sale of 3,000,000 shares of Series D Preferred Stock in a private transaction to SREP for an aggregate purchase price of $30 million;

b.	The exchange of all of Condor’s outstanding 6.25% Series C Cumulative Convertible Preferred Stock, or Series C Preferred Stock, plus cumulative accrued and unpaid dividends thereon for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% Convertible Debt, or Convertible Debt or Note, of $1.012 million; and

c.	The cash redemption of all of Condor’s outstanding Series A Preferred Stock and Series B Preferred Stock plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million.

(4)	The voluntary conversion of all 6,245,156 shares of our Series D Preferred Stock into 39,032,225 shares of our common stock at $1.60 per share that occurred pursuant to the terms of the preferred stock on February 28, 2017. As an inducement to convert their shares and to give up certain rights to receive potential payments under the Series D Preferred Stock, the Company also issued the holders $9.25 million of a new series of preferred stock, the Series E Preferred Stock, as part of this conversion.

(5)	The cashless exchange of warrants to acquire 3,750,000 shares of common stock held by RES with an exercise price of $1.92 per share and an expiration date of January 31, 2017 for warrants to acquire 150,540 shares of common stock with an exercise price of $0.001 per share and an expiration date of January 24, 2019 that occurred on January 24, 2017.

(6)	This offering, including, the receipt of the proceeds, net of estimated expenses, from this offering. The net proceeds from this offering are assumed to be used as partial payment for the four Home2 Suites hotels currently under contract.

(7)	An increase in 2016 common stock dividends assuming actual 2016 common stock dividends that were declared and paid, totaling $0.07 per share, include the additional common shares issued as a result of the Series D Preferred Stock voluntary conversion and this offering as discussed above.

(8)	The closing a $90.0 million senior secured credit facility with KeyBank and The Huntington National Bank serving as joint lead arrangers on March 1, 2017.

The unaudited selected pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-4 through F-12 in connection with the pro forma financial data contained in this summary.

	Historical
	As of and for the Years Ended December 31,
(in thousands, except per share data)	2016	2015	2014	2013	2012
Operating Data:
Room rentals and other hotel services	$50,647	$58,714	$58,799	$55,027	$56,990

Net earnings (loss)	$23,522	$14,322	$(16,259)	$(1,353)	$(10,220)
Net (earnings) loss attributable to noncontrolling interest	(727)	(1,197)	23	2	10

Net earnings (loss) attributable to controlling interests	22,795	13,125	(16,236)	(1,351)	(10,210)
Preferred stock dividends and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)	(3,452)	(3,349)	(3,169)

Net earnings (loss) attributable to common shareholders	$2,047	$9,493	$(19,688)	$(4,700)	$(13,379)

Common stock dividends	$347	—	—	—	—
EBITDA(1)	$36,734	$25,680	$(1,176)	$15,382	$14,237
Adjusted EBITDA(1)	$8,817	$10,945	$13,413	$12,397	$17,063
Hotel EBITDA(1)	$15,021	$16,819	$17,896	$16,994	$21,483
FFO attributable to common shares and partnership units(1)	$(13,993)	$12,003	$(12,991)	$7,872	$(2,263)
AFFO attributable to common shares and partnership units(1)	$(19,576)	$1,355	$1,427	$(393)	$(1,776)
Weighted Average Number of Shares Outstanding:
Basic	4,947	4,886	3,897	2,890	2,885
Diluted	35,981	23,241	3,897	2,890	2,885
Earnings Per Share:
Net earnings (loss) attributable to common shareholders from continuing operations – Basic	$0.28	$1.24	$(5.79)	$(0.64)	$(3.82)
Net earnings (loss) attributable to common shareholders from discontinued operations – Basic	0.13	0.70	0.74	(0.99)	(0.81)

Net earnings (loss) attributable to common shareholders – Basic	$0.41	$1.94	$(5.05)	$(1.63)	$(4.63)

Net earnings (loss) attributable to common shareholders – Diluted	$0.14	$—	$(5.05)	$(1.63)	$(4.63)
Total assets	$140,665	$142,346	$144,820	$169,500	$199,223
Total debt, including convertible at fair market value, net of deferred financing fees	$64,035	$86,011	$91,063	$115,460	$130,197
Net Cash Flow:
Provided by operating activities	$2,668	$4,970	$5,507	$2,723	$6,636
Provided by investing activities	$21,942	$5,398	$17,942	$15,613	$4,223
Used in financing activities	$(21,154)	$(5,671)	$(23,321)	$(19,182)	$(10,247)

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, Hotel EBITDA, FFO, and Adjusted FFO.

	Historical
	Years Ended December 31,
(in thousands, except per share data)	2016	2015	2014	2013	2012
RECONCILIATION OF BASIC AND DILUTED EPS
Numerator: Basic(1) Net earnings (loss) attributable to common shareholders
Continuing operations – Basic	$1,390	$6,055	$(22,581)	$(1,841)	$(11,029)
Discontinued operations – Basic	657	3,438	2,893	(2,859)	(2,350)

Total Basic	$2,047	$9,493	$(19,688)	$(4,700)	$(13,379)

Numerator: Diluted(1) Net earnings (loss) attributable to common shareholders from continuing operations	$1,390	$6,055	$(22,581)	$(1,841)	$(11,029)
Dividends on Series C Preferred Stock	—	2,074	—	—	—
Dividends on Series D Preferred Stock	3,090	—	—	—	—
Unrealized gain on warrant derivative	—	(4,122)	—	—	—
Unrealized gain on Series C Preferred Embedded Derivative	—	(7,533)	—	—	—

Continuing operations – Diluted	4,480	(3,526)	(22,581)	(1,841)	(11,029)
Discontinued operations – Diluted	657	3,438	2,893	(2,859)	(2,350)

Total Diluted	$5,137	$(88)	$(19,688)	$(4,700)	$(13,379)

Denominator
Weighted average number of common shares – Basic	4,947,234	4,885,625	3,897,092	2,889,823	2,885,041
Unvested stock	—	4,025	—	—	—
Series C Preferred Stock	—	18,750,000	—	—	—
Series D Preferred Stock	31,033,818	—	—	—	—
Warrants – Employees	—	691	—	—	—
Warrants – RES	—	(399,778)	—	—	—

Weighted average number of common shares – Diluted	35,981,052	23,240,563	3,897,092	2,889,823	2,885,041

Earnings Per Share
Continuing operations – Basic	$0.28	$1.24	$(5.79)	$(0.64)	$(3.82)
Discontinued operations – Basic	0.13	0.70	0.74	(0.99)	(0.81)

Total – Basic Earnings Per Share	$0.41	$1.94	$(5.05)	$(1.63)	$(4.63)

Continuing operations – Diluted	$0.12	$(0.15)	$(5.79)	$(0.64)	$(3.82)
Discontinued operations – Diluted	0.02	0.15	0.74	(0.99)	(0.81)

Total – Diluted Earnings Per Share	$0.14	$—	$(5.05)	$(1.63)	$(4.63)

1.	The loss (earnings) attributable to noncontrolling interest is allocated between continuing and discontinued operations for the purpose of the EPS calculation.

	Historical
	Year Ended December 31,
(in thousands)	2016	2015	2014	2013	2012
RECONCILIATION OF NET EARNINGS (LOSS) TO EBITDA, ADJUSTED EBITDA, AND HOTEL EBITDA(1)
Net earnings (loss)	$23,522	$14,322	$(16,259)	$(1,353)	$(10,220)
Interest expense	4,715	5,745	8,256	8,277	9,869
Interest expense from joint venture	618	—	—	—	—
Loss on debt extinguishment	2,187	213	278	1,164	191
Income tax expense	125	—	—	—	5,610
Depreciation and amortization expense	5,190	5,400	6,549	7,294	8,787
Depreciation and amortization expense from joint venture	377	—	—	—	—

EBITDA	36,734	25,680	(1,176)	15,382	14,237
Net gain on disposition of assets	(23,813)	(7,795)	(2,750)	(1,806)	(7,833)
Net loss on disposition of assets from joint venture	2	—	—	—	—
Impairment loss	1,477	3,708	2,921	7,086	10,172
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)	14,430	(10,028)	247
Net loss on derivative from joint venture	5	—	—	—	—
Acquisition and terminated transactions expense	550	684	—	713	240
Acquisition expense from joint venture	239	—	—	—	—
Gain on debt conversion	—	—	(88)	—	—
Terminated equity transactions expense	—	246	76	1,050	—

Adjusted EBITDA	8,817	10,945	13,413	12,397	17,063
General and administrative expense	5,792	5,493	4,192	3,923	3,908
Other income	(55)	(114)	(28)	(34)	(103)
Unallocated hotel and property operations expense	467	495	319	708	615

Hotel EBITDA	$15,021	$16,819	$17,896	$16,994	$21,483

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, Hotel EBITDA, FFO, and Adjusted FFO

	Historical
	Year Ended December 31,
(in thousands)	2016	2015	2014	2013	2012
RECONCILIATION OF NET EARNINGS (LOSS) TO FFO AND ADJUSTED FFO(1)

Net earnings (loss)	$23,522	$14,322	$(16,259)	$(1,353)	$(10,220)
Depreciation and amortization expense	5,190	5,400	6,549	7,294	8,787
Depreciation and amortization expense from joint venture	377	—	—	—	—
Net gain on disposition of assets	(23,813)	(7,795)	(2,750)	(1,806)	(7,833)
Net loss on disposition of assets from joint venure	2	—	—	—	—
Impairment loss	1,477	3,708	2,921	7,086	10,172

FFO	6,755	15,635	(9,539)	11,221	906
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)	(3,452)	(3,349)	(3,169)

FFO attributable to common shares and partnership units	(13,993)	12,003	(12,991)	7,872	(2,263)
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)	14,430	(10,028)	247
Net loss on derivative from JV	5	—	—	—	—
Acquisition and terminated transactions expense	550	684	—	713	240
Acquisition expense from joint venture	239	—	—	—	—
Gain on debt conversion	—	—	(88)	—	—
Terminated equity transactions expense	—	246	76	1,050	—

AFFO attributable to common shares and partnership units	$(19,576)	$1,355	$1,427	$(393)	$(1,776)

1.	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, Hotel EBITDA, FFO, and Adjusted FFO.

Additional Non-GAAP Reconciliations

Net debt is a non-GAAP measure used to show our outstanding long-term debt, less cash and cash equivalents. At December 31, 2016, pro forma net debt of $         is equal to $         of pro forma long-term debt plus $         of pro forma long-term debt related to hotels held for sale, less $         of pro forma cash and cash equivalents. We believe that the presentation of net debt as a percentage of pro forma total hotel investment provides useful information to investors because it reflects the impact on our balance sheet and liquidity profile through a combination of new sales proceeds from non-core hotel sales and recent equity transactions.

The following is a presentation of pro forma net debt and pro forma total hotel investment for the period presented in this prospectus.

(dollars in thousands, except per share price)	December 31, 2016
Net debt	$
Total hotel investment
Net debt /Total hotel investment		%

Pro Forma
(in thousands, except per share data)	Year Ended December 31, 2016 (unaudited)
OPERATING DATA:
Room rentals and other hotel services	$

Net earnings from continuing operations	$
Net earnings from continuing operations attributable to noncontrolling interest

Net earnings from continuing operations attributable to controlling interests
Preferred stock dividends and undeclared and in kind dividends deemed on preferred stock

Net loss from continuing operations attributable to common shareholders	$

EBITDA from continuing operations(1)	$
Adjusted EBITDA from continuing operations(1)	$
Hotel EBITDA from continuing operations(1)	$
FFO from continuing operations attributable to common shares and partnership units(1)	$
AFFO from continuing operations attributable to common shares and partnership units(1)	$
Weighted Average Number of Shares Outstanding:
Basic
Diluted
Earnings per Share:
Net loss attributable to common shareholders from continuing operations – Basic	$
Net loss attributable to common shareholders from continuing operations – Diluted	$
Total assets	$
Total debt of $ , including convertible debt at fair market value of $1,315, net of deferred financing fees of $	$
Net Cash Flow:
Provided by operating activities	$
Provided by investing activities	$
Used in financing activities	$

Pro Forma
(in thousands, except per share data)	Year Ended December 31, 2016 (unaudited)
RECONCILIATION OF BASIC AND DILUTED EPS
Numerator: Basic and Diluted Net loss from continuing operations attributable to common shareholders	$

Denominator
Weighted average number of common shares – Basic and Diluted

Earnings Per Share
Continuing operations – Basic	$
Continuing operations – Diluted	$

Pro Forma
(in thousands)	Year Ended December 31, 2016 (unaudited)
RECONCILIATION OF NET EARNINGS FROM CONTINUING OPERATIONS TO EBITDA, ADJUSTED EBITDA, AND HOTEL EBITDA FROM CONTINUING OPERATIONS(1)
Net earnings from continuing operations	$
Interest expense
Interest expense from joint venture
Loss on debt extinguishment
Income tax expense
Depreciation and amortization expense
Depreciation and amortization expense from joint venture

EBITDA from continuing operations
Net gain on disposition of assets
Net loss on disposition of assets from JV
Impairment loss
Net loss on derivatives and convertible debt
Net loss on derivative from joint venture

Adjusted EBITDA from continuing operations
General and administrative expense
Other expense
Unallocated hotel and property operations expense

Hotel EBITDA from continuing operations	$

Pro Forma
(in thousands)	Year Ended December 31, 2016 (unaudited)
RECONCILIATION OF NET EARNINGS FROM CONTINUING OPERATIONS TO FFO AND ADJUSTED FFO FROM CONTINUING OPERATIONS(1)
Net earnings from continuing operations	$
Depreciation and amortization expense
Depreciation and amortization expense from joint venture
Net gain on disposition of assets
Net loss on disposition of assets from joint venture
Impairment loss

FFO from continuing operations
Dividends declared and undeclared and in kind dividends deemed on preferred stock

FFO from continuing operations attributable to common shares and partnership units
Net loss on derivatives and convertible debt
Net loss on derivative from joint venture

AFFO from continuing operations attributable to common shares and partnership units	$

(1)	See “Summary – Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, Hotel EBITDA, FFO, and Adjusted FFO.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, and should be read along with the consolidated financial statements and related notes contained elsewhere is this prospectus.

Overview

The Company. is a self-administered REIT for federal income tax purposes that specializes in the investment and ownership of high-quality select-service, limited-service, extended stay, and compact full-service hotels. Substantially all of our operations are conducted through Condor Hospitality Limited Partnership, our operating partnership, of which the Company is the sole general partner. As of December 31, 2016, the Company owned 19 hotels, representing 2,047 rooms, in 12 states, including one hotel owned through an 80% interest in an unconsolidated joint venture.

The Company experienced another year of positive transition in 2016 with significant enhancements to its portfolio composition, equity structure, debt profile, and brand. The Company’s new strategy enabled the Company to announce its first common dividend since 2009. The Company declared and paid three consecutive quarterly dividends commencing in the second quarter of 2016. Significant accomplishments for 2016 are summarized as follows:

Portfolio Composition: In 2016, the Company sold 25 legacy hotels generating $61.4 million of gross proceeds. These legacy asset sales were completed in individual transactions at valuations management believes were attractive. The net proceeds were recycled into two acquisitions. In August 2016, the Company closed on a joint venture to acquire the Aloft Atlanta for $43.6 million. In December 2016, the Company acquired the Aloft hotel in Leawood, Kansas for $22.5 million. Both of these assets are representative of the Company’s new investment strategy to acquire high-quality, premium-branded, select-service assets. Subsequent to the close of the year, on January 23, 2017, the Company announced that it had executed an agreement to purchase a portfolio of four Home2 Suites hotels for $73.8 million. The transaction is expected to close in the first quarter of 2017, subject to customary closing conditions.

Equity Structure: On March 16, 2016, the Company closed on a $30.0 million private placement of Series D Preferred Stock, enabling the full redemption, including accrued dividends, of the Series A and Series B Preferred Stock. Simultaneously with the sale and issuance of the Series D Preferred Stock in the $30.0 million private placement, the Company exchanged all of the outstanding Series C Preferred Stock for the new Series D Preferred Stock. Subsequent to December 31, 2016, on February 28, 2017, the holders of all of the outstanding Series D Preferred Stock voluntarily converted to an aggregate of 39,032,225 shares of common stock. At the time of conversion, the Series D holders were granted $9.25 million of newly created Series E Preferred Stock.

Debt Profile: Subsequent to December 31, 2016, on March 1, 2017, the Company closed a new $90.0 million secured revolving credit facility. KeyBank and The Huntington National Bank served as the joint lead arrangers for the revolving credit facility. The new credit facility significantly reduced the Company’s weighted average cost of debt and enabled the refinancing of the substantial majority of 2017 and 2018 maturities. The credit facility also enables the Company to accelerate the closing of acquisitions. Management believes the new facility is a strong indicator of Condor’s credit-worthiness and the confidence of the Company’s banks in the Company’s new strategic direction.

Rebranding: The Company completed a comprehensive rebranding in 2016. The Company launched a new website in March 2016 and revised all reporting materials to reflect the new strategic direction of the Company.

With the aforementioned successes serving as a foundation for future growth, the Company’s management is excited about 2017 and is confident in its ability to achieve the mission of providing attractive total returns in the lodging sector to the Company’s shareholders.

We remain cautiously optimistic on the outlook of the hospitality sector in 2017. The hospitality sector experienced its seventh straight year of positive RevPAR growth in 2016. The expected decline in the pace of RevPAR growth materialized in 2016 and is expected to continue into 2017. Most industry forecasts estimate that U.S. RevPAR will grow at a slower pace in 2017, generally between 2.0%—3.0%. The slower pace of RevPAR growth we believe is primarily driven by concerns on new supply and concerns on slowing economic growth. The Company management believes the sectors and segments it targets will see growth in excess of these estimates. While many primary markets have a large influx of new supply, the markets the Company targets are experiencing less aggressive supply growth. Additionally, the markets the Company targets are less affected, we believe, by alternative lodging platforms like Airbnb than many larger markets. We believe these supply factors, combined with the possibility of continued positive economic growth, should enable our hotels to experience growth in RevPAR in 2017.

We believe that the performance of the hotel industry is strongly correlated with the performance of the macro-economy. The equity markets have so far reacted favorably following the U.S. Presidential election. However, it is unknown if the new administration’s policies will have a positive or negative impact on the economy. Additionally, the continued threat of terrorism and economic and geopolitical turbulence abroad could derail the macro-economy. Barring any major disruption to the U.S. economy, we expect a continued improvement in lodging fundamentals, with a more tepid improvement in lodging fundamentals in 2017 than in 2016. The manner in which the economy continues to grow, if at all, is not predictable and outside of our control. As a result, there can be no assurances that we will be able to grow our hotel revenue, ADR, occupancy, or RevPAR. See “Risk Factors” for factors that might contribute to less than anticipated performance. The Company’s management continually monitors the economic environment and works to adjust its strategy to seek to maximize value and returns to shareholders.

Hotel Property Portfolio Activity

Acquisitions

On August 1, 2016, the Company entered into a joint venture, the Atlanta JV, with Three Wall Capital, or TWC, to acquire a 254-room Aloft hotel in downtown Atlanta, Georgia. The Company accounts for the Atlanta JV under the equity method. The Company owns 80% of the Atlanta JV with TWC owning the remaining 20%. The Atlanta JV is comprised of two companies: Spring Street Hotel Property II LLC, of which Condor Hospitality Limited Partnership indirectly owns an 80% equity interest, and Spring Street Hotel OpCo II LLC, of which our TRS indirectly owns an 80% equity interest. TWC owns the remaining 20% equity interest in these two companies.

On August 22, 2016, the Atlanta JV closed on the acquisition of the Atlanta Aloft hotel for a purchase price of $43.6 million, before working capital and similar adjustments. A summary of this acquisition and its funding as completed by the Atlanta JV is as follows (in thousands):

Hotel	Land	Buildings, improvements, and vehicles	Furniture and equipment	Land option (1)	Total purchase price	Debt originated at acquisition	Net cash
Aloft Atlanta, GA	$13,025	$34,048	$2,667	$(6,190)	$43,550	$33,750	$9,800

(1)	The purchase agreement includes a provision which permits the seller to purchase the surface parking lot north of the hotel exercisable for ten years at less than market price.

The purchase price for the Atlanta Aloft was paid by the Atlanta JV with $9.8 million in cash, of which $7.8 million was contributed by the Company and $2.0 million was contributed by TWC, and $33.8 million of proceeds from a term loan secured by the property. Condor additionally contributed $1.4 million and TWC additionally contributed $0.4 million to the Atlanta JV to cover acquisition costs and to provide working capital to the entity.

On December 14, 2016, we also acquired one wholly-owned hotel, the 156-room Aloft in Leawood, Kansas, or Aloft Leawood, through a single-purpose bankruptcy remove entity 100% owned by Condor Hospitality Limited Partnership. A summary of this acquisition and its funding is as follows (in thousands):

Hotel	Land	Buildings, improvements, and vehicles	Furniture and equipment	Total purchase price	Debt originated at acquisition	Issuance of Condor Hospitality Limited Partnership common units	Net cash
Aloft Leawood, KS	$3,339	$18,046	$1,115	$22,500	$15,925	$50	$6,525

The $22.5 million purchase price was funded with the proceeds of two mortgage loans provided by Great Western Bank totaling $15.9 million, approximately $6.5 million in cash, and the issuance of 213,904 partnership units in Condor Hospitality Limited Partnership with a value of $50,000.

During 2015, we acquired three wholly-owned premium select-service hotel properties through three single-purpose bankruptcy remote entities 100% owned by Condor Hospitality Limited Partnership from affiliates of Peachtree Hotel Group II, LLC. A summary of these acquisitions and their funding is as follows (in thousands):

Hotel	Acquisition date	Land	Building, improvements, and vehicles	Furniture and equipment	Total purchase price	Assumption of debt	Debt originated at acquisition	Issuance of Condor Hospitality Limited Partnership common units	Net cash
Hotel Indigo Atlanta, GA	10/2/2015	$800	$8,700	$1,500	$11,000	$—	$5,000	$150	$5,850
Marriott Courtyard Jacksonville, FL	10/2/2015	2,100	11,050	850	14,000	—	10,100	150	3,750
SpringHill Suites San Antonio, TX	10/1/2015	1,597	14,353	1,550	17,500	11,220	—	150	6,130

Total		$4,497	$34,103	$3,900	$42,500	$11,220	$15,100	$450	$15,730

The $42.5 million purchase price was funded with the assumption of one loan with an aggregate outstanding principal balance of $11.2 million and two newly originated GE Capital loans (sold to Western Alliance Bank, or WAB, in April 2016) totaling $15.1 million. The remaining $16.2 million was funded with $14.9 million in cash, approximately $0.8 million of borrowings from the Company’s existing credit facility with Great Western Bank, and the issuance of operating units from Condor Hospitality Limited Partnership representing limited partnership interest in that entity. A total of 2,298,879 operating units in Condor Hospitality Limited Partnership were issued with a value of $450,000.

There were no hotel acquisitions in 2014.

Additionally, as discussed further in the Subsequent Events footnote to our consolidated financial statements appearing elsewhere in this prospectus, on January 23, 2017, the Company executed an agreement to purchase a portfolio of four Home2 Suites hotels for $73.8 million. The portfolio includes the Home2 Suites Memphis / Southaven, the Home2 Suites Austin / Round Rock, the Home2 Suites Lexington University / Medical Center (Kentucky), and the Home2 Suites Tallahassee State Capitol. The closing of these acquisitions is anticipated to occur in the first quarter of 2017, but is subject to customary closing conditions including accuracy of representations and warrants and compliance with covenants and obligations.

Dispositions

Pursuant to our disposition strategy, the following hotel sales were executed in 2016:

Date of sale	Location	Brand	Condor lender	Number of rooms	Gross proceeds (in thousands)
01/04/16	Kirksville, MO	Super 8	Great Western	61	$1,525
01/07/16	Lincoln, NE	Super 8	Great Western	133	2,800
01/08/16	Greenville, SC	Savannah Suites	Western Alliance Bank	170	2,700
03/30/16	Portage, WI	Super 8	Morgan Stanley	61	2,375
04/25/16	O’Neill, NE	Super 8	Morgan Stanley	72	1,725
05/10/16	Culpeper, VA	Quality Inn	Morgan Stanley	49	2,200
05/19/16	Storm Lake, IA	Super 8	Morgan Stanley	59	2,800
05/24/16	Cleveland, TN	Clarion	Morgan Stanley	59	2,231
05/26/16	Coralville, IA	Super 8	Morgan Stanley	84	3,375
05/27/16	Keokuk, IA	Super 8	Morgan Stanley	61	2,153
06/06/16	Chambersburg, PA	Comfort Inn	Morgan Stanley	63	2,150
08/08/16	Pittsburg, KS	Super 8	Morgan Stanley	64	1,620
09/09/16	Mt. Pleasant, IA	Super 8	Morgan Stanley	54	1,850
09/19/16	Danville, KY	Quality Inn	Morgan Stanley	63	2,288
09/26/16	Menomonie, WI	Super 8	Morgan Stanley	81	3,000
10/14/16	Glasgow, KY	Comfort Inn	Western Alliance Bank	60	2,400
11/04/16	Sioux Falls, SD	Days Inn	Western Alliance Bank	86	2,095
11/07/16	Shelby, NC	Comfort Inn	Morgan Stanley	76	4,090
11/17/16	Rocky Mount, VA	Comfort Inn	Morgan Stanley	61	2,160
11/17/16	Farmville, VA	Days Inn	Morgan Stanley	59	2,390
11/18/16	Marion, IN	Comfort Suites	Huntington	62	2,992
11/30/16	Farmville, VA	Comfort Inn	Morgan Stanley	50	2,573
12/05/16	Princeton, WV	Quality Inn	Morgan Stanley	50	2,150
12/21/16	Burlington, IA	Super 8	Morgan Stanley	62	2,860
12/22/16	Atlanta, GA	Savannah Suites	Western Alliance Bank	164	2,925

			Total	1,864	$61,427

Net proceeds, after expenses and debt repayment, totaled $19.2 million in 2016. In 2015, 17 hotels with 1,673 rooms were sold for gross proceeds of $54.7 million, and net proceeds, after expenses and debt repayment, of $25.3 million. In 2014, 13 hotels with 1,265 rooms were sold for gross proceeds of $22.3 million, and net proceeds, after expenses and debt repayment, of $2.6 million.

Based on the criteria discussed in the footnotes to the consolidated financial statements appearing elsewhere in this prospectus, as of December 31, 2016, the Company had seven hotels classified as held for sale. At the beginning of 2016, the Company had 16 hotels held for sale and during the year classified an additional 16 hotels as held for sale. Twenty-five of these hotels were sold during 2016. If a hotel is considered held for sale as of the most recent balance sheet date presented or was sold in any period presented, the hotel property and the debt it collateralizes are shown as held for sale in all periods presented.

As discussed in the footnotes to our consolidated financial statements appearing elsewhere in this prospectus, as of October 1, 2014 we adopted ASU 2014-08 which changes the criteria for reporting a discontinued operation such that only disposals representing a strategic shift in operations should be presented as discontinued operations subsequent to adoption. As a result of this adoption, only the operations of hotels meeting the criteria to be considered held for sale prior to October 1, 2014 (excluding those subsequently reclassified as held for use), none of which remain unsold at December 31, 2016, are included in discontinued operations for all periods presented as no individual hotel disposition represents a strategic shift that has (or will have) a major effect on our operations or financial results.

Operating Performance Metrics

The following table presents our RevPAR, ADR, and occupancy for our same store operations. The comparisons for same store operations include all of our hotels owned as of December 31, 2016 which were owned throughout the periods presented and exclude the three hotels we acquired in October 2015, the hotel acquired through our Atlanta JV in August 2016, and the hotel acquired in December 2016 (14 hotels included in same store results, seven of which are considered held for use, or HFU, and seven of which are considered held for sale, or HFS). All hotels included in same store operations were owned throughout each of the periods presented. The performance metrics for the hotels acquired in 2015 and 2016 represent post-acquisition operations only and are separately presented. Performance metrics presented for the hotel owned through our Atlanta JV reflect 100% of the operating results of the property including our interest and the interest of our joint venture partner.

	Year ended December 31,
	2016			2015			2014
	Occupancy	ADR	RevPAR	Occupancy	ADR	RevPAR	Occupancy	ADR	RevPAR
Same store HFU	65.52%	$83.96	$55.00	67.71%	$82.33	$55.75	67.83%	$76.15	$51.65
Same store HFS	56.93%	70.43	40.10	60.45%	67.84	41.01	68.84%	63.12	43.45

Total same store	61.41%	$77.96	$47.87	64.22%	$75.79	$48.67	68.31%	$69.85	$47.72

October 2015	72.92%	$113.39	$82.68	65.22%	$116.48	$75.97	—	$—	$—
Aloft Atlanta JV	69.87%	$136.97	$95.70	—	$—	$—	—	$—	$—
Aloft Leawood	68.20%	$102.76	$70.08	—	$—	$—	—	$—	$—

In the same store HFU portfolio of hotels, 2016 RevPAR decreased 1.3%, driven by a decrease of 3.2% in occupancy partially offset by an increase of 2.0% in ADR. This decrease in occupancy was driven by market challenges facing these hotels as a result of declines in the oil and gas, rail, and fracking industries as well as renovation interruption at three of these hotels during the 2016. Despite the decrease in occupancy, the Company was able to increase ADR due to continued improvement in the economy and, to a lesser extent, decreases in inventory as a result of the ongoing renovations at certain hotels.

In the same store HFU portfolio of hotels, 2015 RevPAR increased 7.9% from 2014, driven by an increase in ADR of 8.1%. In 2015, the Company focused on increasing ADR in light of an improving economy and increasing leisure and transient travel.

Results of Operations

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015 (in thousands, except per share amounts)

	Year ended December 31,
	2016			2015
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations variance
Revenue	$50,647	$6	$50,653	$58,714	$2,923	$61,637	$(8,067)
Hotel and property operations expense	(37,092)	(4)	(37,096)	(43,367)	(1,946)	(45,313)	6,275
Depreciation and amortization expense	(5,190)	—	(5,190)	(5,400)	—	(5,400)	210
General and administrative expense	(5,792)	—	(5,792)	(5,493)	—	(5,493)	(299)
Acquisition and terminated transactions expense	(550)	—	(550)	(684)	—	(684)	134
Terminated equity transactions	—	—	—	(246)	—	(246)	246
Net gain (loss) on disposition of assets	23,132	681	23,813	4,798	2,997	7,795	18,334
Equity in loss of joint venture	(244)	—	(244)	—	—	—	(244)
Net gain on derivatives and convertible debt	6,377	—	6,377	11,578	—	11,578	(5,201)
Other income (expense)	55	—	55	114	—	114	(59)
Interest expense	(4,710)	(5)	(4,715)	(5,522)	(223)	(5,745)	812
Loss on extinguishment of debt	(2,187)	—	(2,187)	(213)	—	(213)	(1,974)
Impairment (loss) recovery	(1,477)	—	(1,477)	(3,829)	121	(3,708)	2,352
Income tax expense	(125)	—	(125)	—	—	—	(125)

Net earnings	$22,844	$678	$23,522	$10,450	$3,872	$14,322	$12,394

Revenue

During 2016, revenue from continuing operations decreased by $8,067 between the periods. Revenue from properties acquired in and subsequent to the fourth quarter of 2015 increased $10,175 and revenue from our other held for use assets remained consistent, decreasing by $129. Revenue from held for sale and sold properties decreased by $18,113 driven by property sales during the periods presented.

Expenses

Hotel and property operations expense from continuing operations decreased by $6,275, driven by declines resulting from sold hotels partially offset by increases related to newly acquired properties. In totality, hotel and operations expenses from continuing operations decreased as a percentage of revenue by 0.6% because of increases in ADR and because the legacy hotels that remain in our portfolio and our recent acquisitions have higher operating margins than the hotels that were sold during the period.

Interest expense and depreciation expense from continuing operations decreased by $812 and $210, respectively, between the periods as a result of a net decrease in the size of the Company’s hotel portfolio and thus its debt levels. Additionally, interest expense was favorably impacted by a decrease in the weighted average interest rate on total debt outstanding between the periods, from 5.31% at December 31, 2015 to 4.86% at December 31, 2016, as a result of debt repaid upon the sale of properties and the lower than average interest rate obtained on the Great Western Bank debt obtained as part of the Leawood Aloft acquisition in December 2016.

The $299 increase in general and administrative expense was driven by increased compensation expense resulting from compensation arrangements put into place with the new management team in 2015 as well as increased professional fees associated with increased business activity in 2016. These increases were partially offset by decreased directors’ and officers’ insurance premiums and decreased employee recruiting costs following significant executive recruiting in 2015.

Acquisition and terminated transaction costs will fluctuate period to period based on our acquisition activities. Acquisition costs typically consist of transfer taxes, legal fees, and other costs associated with acquiring a hotel property as well as transactions that were terminated during the year.

The $246 of terminated equity transactions expense in 2015 consists of charges incurred in the preparation of an exchange offer commenced on August 6, 2015. This offer was withdrawn on September 17, 2015.

Impairment Losses

In 2016, we incurred $1,477 of impairment losses, all of which was included in continuing operations. In 2015, we incurred $3,708 of impairment losses, all of which was included in continuing operations with the exception of net recovery of $121 included in discontinued operations. All impairments recognized in both years related either to hotels held for sale at some point or sold during the year.

Dispositions

In 2016, twenty-four hotels were sold with gains totaling $24,256 and one hotel was sold with no gain as it had been previously impaired. In 2015, eight hotels were sold with gains totaling $7,759 and nine hotels were sold with no gain as they had been previously impaired.

Net Gain on Derivatives and Convertible Debt

The change in net gain on derivatives and convertible debt was driven by the change in fair value of the derivative liabilities for the current year compared to the year ended December 31, 2015. The fair value of the derivative liabilities decreased by an aggregate of $6,680 during 2016 and $11,578 during 2015. The decreases in fair value in both periods was primarily a result of a decrease in the Company’s stock price during the periods, which in turn decreases the value assigned to the conversion feature of the Series C Preferred Stock and the outstanding common stock warrants throughout 2015 and while being marked to market in the first quarter of 2016.

Income Tax Expense

As of both December 31, 2016 and 2015, a full valuation allowance continued to be recorded against the net deferred tax asset due to the uncertainty of realization because of historical operating losses. As such, no income tax expense or benefit was recorded during either year with the exception of amounts totaling $125 for alternative minimum tax recorded in 2016 related to the use of net operating losses during the period. Management believes the combined federal and state income tax rate for the TRS will be approximately 38% and income tax benefit or expense will vary based on the taxable earnings or loss of the TRS.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014 (in thousands, except per share amounts)

	Year ended December 31,
	2015			2014
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations variance
Revenue	$58,714	$2,923	$61,637	$58,799	$13,579	$72,378	$(85)
Hotel and property operations expense	(43,367)	(1,946)	(45,313)	(44,391)	(10,410)	(54,801)	1,024
Depreciation and amortization expense	(5,400)	—	(5,400)	(6,437)	(112)	(6,549)	1,037
General and administrative expense	(5,493)	—	(5,493)	(4,192)	—	(4,192)	(1,301)
Acquisition and terminated transactions expense	(684)	—	(684)	—	—	—	(684)
Terminated equity transactions	(246)	—	(246)	(76)	—	(76)	(170)
Net gain on disposition of assets	4,798	2,997	7,795	(1)	2,751	2,750	4,799
Equity in loss of joint venture	—	—	—	—	—	—	—
Net gain on derivatives and convertible debt	11,578	—	11,578	(14,430)	—	(14,430)	26,008
Other income	114	—	114	116	—	116	(2)
Interest expense	(5,522)	(223)	(5,745)	(7,116)	(1,140)	(8,256)	1,594
Loss on extinguishment of debt	(213)	—	(213)	(158)	(120)	(278)	(55)
Impairment (loss) recovery	(3,829)	121	(3,708)	(1,269)	(1,652)	(2,921)	(2,560)
Income tax expense	—	—	—		—	—	—

Net earnings	$10,450	$3,872	$14,322	$(19,155)	$2,896	$(16,259)	$29,605

Revenue

During 2015, revenue from continuing operations remained stable, decreasing by $85 between the periods. Revenue from properties acquired in the fourth quarter of 2015 totaled $2,611 and revenue from our other held for use assets increased $1,117, largely driven by an improving economy and a mild winter in early 2015 which increased construction and special projects business at our properties. Revenue from held for sale and sold properties included in continuing operations decreased by $3,813 driven by property sales during the periods presented.

Expenses

Hotel and property operations expense from continuing operations decreased by $1,024, driven by declines resulting from sold hotels. The decrease in these expenses outpaced the decrease in revenue because of increases in ADR as discussed above and because the legacy hotels that remained in our portfolio in 2015 and our 2015 acquisitions have higher operating margins than the hotels that were sold during the period.

Interest expense from continuing operations and depreciation expense from continuing operations decreased by $1,594 and $1,037, respectively, between the periods as a result of a net decrease in the size of the Company’s hotel portfolio and thus its debt levels. Additionally, interest expense was favorably impacted by a decrease in the weighted average interest rate on total debt outstanding between the periods, from 6.48% at December 31, 2014 to 5.31% at December 31, 2015, as a result of debt repaid upon the sale of properties and debt refinancings during 2015.

The $1,301 increase in general and administrative expense was driven by increased compensation expense resulting from compensation arrangements put into place with the new management team in 2015 and severance accrued for management who left the Company during the year, as well as recruiting expenses incurred in relation to those transitions. Increased director and officer insurance premiums, increased travel, legal, and professional fees expense resulting from our name change, increased transactional activity during the year, and increased directors’ fees resulting from the increased size of our Board of Directors also contributed to this change.

Acquisition and terminated transaction costs will fluctuate period to period based on our acquisition activities. Acquisition costs typically consist of transfer taxes, legal fees, and other costs associated with acquiring a hotel property as well as expenses incurred related to transactions that were terminated during the year. The increase in these expenses in 2015 was a result of the three acquisitions consummated during the year as well as increased activity by management to review potential future transactions.

The $246 of terminated equity transactions expense in 2015 consists of charges incurred in the preparation of an exchange offer commenced on August 6, 2015. This offer was withdrawn on September 17, 2015.

Impairment (Loss) Recovery

In 2015, we incurred $3,708 of impairment losses, all of which were included in continuing operations with the exception of net recovery of $121 included in discontinued operations. In 2014, we incurred impairment losses totaling $2,921, of which $1,269 was in continuing operations and $1,652 was in discontinued operations. All impairments recognized in both years related either to hotels held for sale at some point or sold during the year.

Dispositions

In 2015, eight hotels were sold with gains totaling $7,759 and nine hotels were sold that had been previously impaired and as such had no gains. In 2014, five hotels were sold with gains totaling $2,749 and eight hotels were sold that had been previously impaired and as such had no gains.

Net Gain (Loss) on Derivatives and Convertible Debt

The change in net gain (loss) on derivatives and convertible debt was driven by the relative changes in derivative value between the years ended December 31, 2015 and 2014. The fair value of the derivative liabilities decreased by an aggregate of $11,578 during 2015 and increased by $14,430 during 2014. The decrease in fair value in 2015 was primarily a result of a decrease in the Company’s stock price in 2015, which in turn decreases the value assigned to the conversion feature of the Series C Preferred Stock and the outstanding common stock warrants. The increase in fair value in 2014 was primarily due to the change in exercise price of the related warrants adjusted downward from $9.60 to $1.92, and to a change in the conversion price of the Series C Preferred Stock from $8.00 to $1.60, the public offering price of the common stock in the Company’s subscription rights offering concluded on June 6, 2014.

Income Tax Expense

As of December 31, 2015 and 2014, a full valuation allowance continued to be recorded against the net deferred tax asset due to the uncertainty of realization because of historical operating losses. As such, no income tax expense or benefit was recorded for the years ended December 31, 2015 or 2014. Management believes the combined federal and state income tax rate for the TRS will be approximately 38% and income tax benefit or expense will vary based on the taxable earnings or loss of the TRS.

Non-GAAP Financial Measures

Non-GAAP financial measures are measures of our historical financial performance that are different from measures calculated and presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. We report Funds from Operations, or FFO, Adjusted FFO, or AFFO, Earnings Before Interest, Taxes, Depreciation, and Amortization, or EBITDA, Adjusted EBITDA, and Hotel EBITDA as non-GAAP measures that we believe are useful to investors as key measures of our operating results and which management uses to facilitate a periodic evaluation of our operating results relative to those of our peers. Our non-GAAP measures should not be considered as an alternative to U.S. GAAP net earnings as an indication of financial performance or to U.S. GAAP cash flows from operating activities as a measure of liquidity. Additionally, these measures are not indicative of funds available to fund cash needs or our ability to make cash distributions as they have not been adjusted to consider cash requirements for capital expenditures, property acquisitions, debt service obligations, or other commitments.

Funds from Operations (“FFO”) & Adjusted FFO (“AFFO”)

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), which defines FFO as net earnings computed in accordance with GAAP, excluding gains or losses from sales of real estate assets, impairment, and the depreciation and amortization of real estate assets. FFO is calculated both for the Company in total and as FFO attributable to common shares and partnership units, which is FFO excluding preferred stock dividends. AFFO is FFO attributable to common shares and partnership units adjusted to exclude items we do not believe are representative of the results from our core operations, such as non-cash gains or losses on derivative liabilities and convertible debt and cash charges for acquisition or equity raising costs. All REITs do not calculate FFO and AFFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO and AFFO for similar REITs.

We consider FFO and AFFO to be useful additional measures of performance for an equity REIT because they facilitate an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and AFFO provide a meaningful indication of our performance.

The following table reconciles net earnings (loss) to FFO and AFFO for the years ended December 31 (in thousands). All amounts presented include both continuing and discontinued operations as well as our portion of the results of our unconsolidated Atlanta JV.

	Year ended December 31,
Reconciliation of Net earnings (loss) to FFO and AFFO	2016	2015	2014
Net earnings (loss)	$23,522	$14,322	$(16,259)
Depreciation and amortization expense	5,190	5,400	6,549
Depreciation and amortization expense from Atlanta JV	377	—	—
Net gain on disposition of assets	(23,813)	(7,795)	(2,750)
Net loss on disposition of assets from Atlanta JV	2	—	—
Impairment loss	1,477	3,708	2,921

FFO	6,755	15,635	(9,539)
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)	(3,452)

FFO attributable to common shares and partnership units	$(13,993)	$12,003	$(12,991)
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)	14,430
Net loss on derivatives from Atlanta JV	5	—	—
Acquisitions and terminated transactions expense	550	684	—
Acquisition expense from Atlanta JV	239	—	—
Gain on debt conversion	—	—	(88)
Terminated equity transactions expense	—	246	76

AFFO attributable to common shares and partnership units	$(19,576)	$1,355	$1,427

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), Adjusted EBITDA, and Hotel EBITDA

We calculate EBITDA and Adjusted EBITDA by adding back to net earnings certain non-operating expenses and certain non-cash charges which are based on historical cost accounting that we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods. In calculating EBITDA, we add back to net earnings interest expense, loss on debt extinguishment, income tax expense, and depreciation and amortization expense. In calculating Adjusted EBITDA, we adjust EBITDA to add back net gain/loss on disposition of assets, acquisition and terminated transactions expense, and terminated equity transactions expense, which are cash charges. We also add back impairment and gain or loss on derivatives and convertible debt, which are non-cash charges. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

We believe EBITDA and Adjusted EBITDA to be useful additional measures of our operating performance, excluding the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortization expense), and other items we do not believe are representative of the results from our core operations.

The Company further excludes general and administrative expenses, other non-operating income or expense, and certain hotel and property operations expenses that are not allocated to individual properties in assessing hotel performance (primarily certain general liability and other insurance costs, land lease costs, and office and banking fees) from Adjusted EBITDA to calculate Hotel EBITDA. Hotel EBITDA is similar to the non-GAAP measure of Property Operating Income, or POI, presented in filings prior to the September 30, 2016 Form 10-Q except that Hotel EBITDA also excludes the unallocated hotel and property operations expenses previously included in POI. Hotel EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

Hotel EBITDA is intended to isolate property level operational performance over which the Company’s hotel operators have direct control. We believe Hotel EBITDA is helpful to investors as it better communicates the comparability of our hotels’ operating results for all of the Company’s hotel properties and is used by management to measure the performance of the Company’s hotels and the effectiveness of the operators of the hotels.

The following table reconciles net earnings (loss) to EBITDA, Adjusted EBITDA, and Hotel EBITDA for the years ended December 31 (in thousands). All amounts presented include both continuing and discontinued operations as well as our portion of the results of our unconsolidated Atlanta JV.

	Year ended December 31,
Reconciliation of Net earnings (loss) to EBITDA, Adjusted EBITDA, and Hotel EBITDA	2016	2015	2014
Net earnings (loss)	$23,522	$14,322	$(16,259)
Interest expense	4,715	5,745	8,256
Interest expense from Atlanta JV	618	—	—
Loss on debt extinguishment	2,187	213	278
Income tax expense	125	—	—
Depreciation and amortization expense	5,190	5,400	6,549
Depreciation and amortization expense from Atlanta JV	377	—	—

EBITDA	36,734	25,680	(1,176)
Net gain on disposition of assets	(23,813)	(7,795)	(2,750)
Net loss on disposition of assets from Atlanta JV	2	—	—
Impairment loss	1,477	3,708	2,921
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)	14,430
Net loss on derivatives from Atlanta JV	5	—	—
Acquisitions and terminated transactions expense	550	684	—
Acquisition expense from Atlanta JV	239	—	—
Gain on debt conversion	—	—	(88)
Terminated equity transactions expense	—	246	76

Adjusted EBITDA	8,817	10,945	13,413
General and administrative expense	5,792	5,493	4,192
Other income	(55)	(114)	(28)
Unallocated hotel and property operations expense	467	495	319

Hotel EBITDA	$15,021	$16,819	$17,896

Revenue	$50,653	$61,637	$72,378
JV revenue	2,962	—	—

Condor and Atlanta JV revenue	$53,615	$61,637	$72,378

Hotel EBITDA as a percentage of revenue	28%	27%	25%

Liquidity and Capital Resources

Liquidity Requirements

We expect to meet our short-term liquidity requirements through net cash provided by operations, existing cash balances and working capital, short-term borrowings under our revolving credit agreement, and the release of restricted cash upon the satisfaction of usage requirements. At December 31, 2016, the Company had $8.3 million of cash and cash equivalents on hand and $1.2 million of unused availability under its revolving credit agreement. Subsequent to December 31, 2016, on March 1, 2017, we closed on a new $90.0 million secured revolving credit facility. As of the date of this prospectus we have drawn approximately $34.25 million under this new credit facility of which $1.55 million was used to pay a portion of the reserves and costs related entering into this credit facility, and $32.7 million was used to repay outstanding borrowings with Great Western Bank, Western Alliance Bank, Morgan Stanley Mortgage Capital Holdings, Cantor Commercial Real Estate Lending and the Huntington National Bank.

Our short-term liquidity requirements consist primarily of operating expenses and other expenditures directly associated with our hotel properties, recurring maintenance and capital expenditures necessary to maintain our hotels in accordance with brand standards, interest expense and scheduled principal payments on outstanding indebtedness, restricted cash funding obligations, and the payment of dividends in accordance with the REIT requirements of the Code and as required in connection with our Series E Preferred Stock. We presently expect to invest approximately $4.0 million to $5.0 million in capital expenditures related to hotel properties we currently own through March 31, 2018.

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the Board of Directors based on our actual results of operations, economic conditions, capital expenditure requirements, and other factors that the Board of Directors deems relevant.

Our longer-term liquidity requirements consist primarily of the cost of acquiring additional hotel properties, renovations and other capital expenditures that periodically are made related to our hotel properties, and scheduled debt payments, including maturing loans. Possible sources of liquidity to fund debt maturities and acquisitions and to meet other obligations include additional secured or unsecured debt financings, asset sales and proceeds from public or private issuances of debt or equity securities.

Prior to the consideration of any asset sales or our new $90.0 million debt facility obtained subsequent to December 31, 2016, contractual principal payments on our debt outstanding, including normal amortization, totalled $15.8 million through March 31, 2018, including the February 1, 2017 maturity of one of our WAB loans with a balance at December 31, 2016 of $4.8 million, the November 6, 2017 maturity of our Cantor loan with a balance at December 31, 2016 of $5.7 million, the December 1, 2017 maturity of our Morgan Stanley loan with a balance at December 31, 2016 of $0.9 million, and the February 1, 2018 maturity of one of our WAB loans with a balance at December 31, 2016 of $2.8 million. As discussed further in the Subsequent Events footnote of the consolidated financial statements, on January 27, 2017, the WAB loan due February 1, 2017 was extended to February 1, 2018. Subsequently, on March 1, 2017, each of these loans was repaid in full from borrowings under our new $90.0 million secured credit facility that matures on March 1, 2019. Following this refinancing, contractual principal payments on our debt outstanding at December 31, 2016 through March 31, 2018 totaled $1.1 million.

Sources and Uses of Cash

Cash provided by Operating Activities. Our cash provided by operations was $2.7 million, $5.0 million, and $5.5 million for the years ended December 31, 2016, 2015, and 2014, respectively. These changes in operating cash flows were driven by changes in net income, after adjusting for non-cash items, which decreased by $2.0 million in 2016 from 2015 and decreased by $0.9 million in 2015 from 2014. Other changes in operating cash flows between the periods were due to miscellaneous changes in property tax and insurance escrow balances and accounts receivable.

Cash provided by Investing Activities. Our cash provided by investing activities was $21.9 million, $5.4 million, and $17.9 million for the years ended December 31, 2016, 2015, and 2014, respectively. The lower cash flows in 2015 from the other periods presented was primarily a result of differences in the net cash spent on acquisitions and investment in joint venture less cash received from asset sales which, net, totaled $26.9 million in 2016, $10.7 million in 2015, and $21.3 million in 2014.

Cash used in Financing Activities. Our cash used by financing activities was $21.2 million, $5.7 million, and $23.3 million for the years ended December 31, 2016, 2015, and 2014, respectively. This increase in cash flows in 2016 was primarily related to cash received in the first quarter of 2016 related to the Series D Preferred Stock issuance less cash used to redeem the Series A and B Preferred Stock and cash dividends paid on the Series C and Series D Preferred Stock, which together had a net impact to financing cash flows of $5.1 million, as well as decreased net principal payments on long-term and revolving debt of $19.0 million as a result of decreased net revolver activity as well as decreased debt repayments required upon the sale of hotel properties. These increases were partially offset with prepayment penalties of $1.8 million paid in 2016 upon the sale of properties encumbered by certain of the Company’s debt. From 2014 to 2015, debt repayments increased due to increased property sales. However, this increase in debt repayments was offset by increased cash inflows for new debt obtained, including the debt obtained in connection with the 2015 acquisitions which totaled $15.1 million excluding debt assumed.

Outstanding Indebtedness

At December 31, 2016, we had long-term debt of $57.4 million associated with assets held for use with a weighted average term to maturity of 2.9 years and a weighted average interest rate of 4.89%. Of this total, at December 31, 2016, $26.1 million is fixed rate debt with a weighted average term to maturity of 2.8 years and a weighted average interest rate of 4.78% and $31.3 million is variable rate debt with a weighted average term to maturity of 2.9 years and a weighted average interest rate of 4.98%. At December 31, 2015, we had long-term debt of $45.5 million associated with assets held for use with a weighted average term to maturity of 3.3 years and a weighted average interest rate of 4.98%. Of this total, at December 31, 2015, $12.5 million is fixed rate debt with a weighted average term to maturity of 1.6 years and a weighted average interest rate of 5.63% and $33.0 million is variable rate debt with a weighted average term to maturity of 3.9 years and a weighted average interest rate of 4.74%.

Debt is classified as held for sale if the properties collateralizing it are held for sale. Debt associated with assets held for sale is classified in the table below based on its contractual maturity although the balances are expected to be repaid within one year upon the sale of the related hotel properties. Aggregate annual principal payments on debt for the next five years and thereafter are as follows (in thousands):

	Held for sale	Held for use	Total
2017	$1,574	$11,333	$12,907
2018	2,603	12,065	14,668
2019	52	1,120	1,172
2020	1,771	19,199	20,970
2021	—	13,672	13,672

Total	$6,000	$57,389	$63,389

Financial Covenants

The Company’s debt agreements contain requirements as to the maintenance of minimum levels of debt service and fixed charge coverage and required loan-to-value and leverage ratios, and place certain restrictions on dividends. As of December 31, 2016, we were in compliance with our financial covenants.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness, and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms. Our new $90.0 million secured credit facility contains cross-default provisions which would allow the lender to declare a default and accelerate our indebtedness to them if we default on our other loans and such default would permit that lender to accelerate our indebtedness under any such loan. As of December 31, 2016, we are not in default of any of our loans.

Significant Debt Transactions

During 2016, the Company sold 25 hotel properties for combined gross sales proceeds of $61.4 million. Net proceeds were used to pay off the associated loans totaling $37.6 million, to fund acquisitions, to reduce the balance of the revolving credit facility with Great Western Bank, and for general corporate purposes. These dispositions, as well as adjustments required to remain in compliance with the required debt service ratio, decreased the total availability under the Great Western Bank revolver from $5.7 million at December 31, 2015 to $1.2 million at December 31, 2016.

On December 14, 2016, the purchase of the Aloft Leawood was financed, in part, with the proceeds of mortgage loans provided by Great Western Bank in an aggregate principal amount of $15.9 million. The loans require monthly principal and interest payments based on a 25-year amortization (in the case of the $14.3 million loan) and 7-year amortization (in the case of the $1.6 million loan), with the principal balances due and payable on December 1, 2021. The term of the loans may be extended for an additional two years subject to interest rate adjustments. The loans bear interest at a fixed rate of 4.33% per annum and are non-recourse, as long as a certain pre-dividend debt service coverage ratio is met and with the exception of losses resulting from fraud, theft, and involuntary bankruptcy.

Additionally, as discussed further in the Subsequent Events footnote to the consolidated financial statements appearing elsewhere in this prospectus, two significant debt events occurred in early 2017.On January 27, 2017, the WAB loan with a balance of $4.8 million at December 31, 2016 due February 1, 2017 was extended to February 1, 2018. On March 1, 2017, a significant portion of the Company’s debt (including all debt outstanding at December 31, 2016 with the exception of the two variable rate WAB loans and the two fixed rate Great Western Bank loans) was refinanced with borrowings under our new $90.0 million secured credit facility that matures on March 1, 2019. Following this refinancing, contractual debt maturities related to the debt outstanding at December 31, 2016 were as follows:

	Held for sale	Held for use	Total
2017	$—	$916	$916
2018	—	930	930
2019	6,000	27,691	33,691
2020	—	14,180	14,180
2021	—	13,672	13,672

Total	$6,000	$57,389	$63,389

The new credit agreement provides for a $90.0 million senior secured credit facility and includes an accordion feature that would allow the facility to be increased to $400.0 million with additional lender commitments. Availability under the facility is based on a borrowing base formula for the pool of hotel properties securing the facility. As of the date of this prospectus, the collateral pool consisted of 14 hotel properties and the availability under the facility is $41.05 million. The facility is guaranteed by the Company and its material subsidiaries that do not have stand-alone financing. Prior to the occurrence of specific capital achievements, borrowings under the facility accrue interest, at the Company’s option, at either LIBOR plus 3.95% or a base rate plus 2.95%. Thereafter, borrowings bear interest based on a leverage-based pricing grid, at the Company’s option, at either LIBOR plus a spread ranging from 2.25% to 3.00% (depending on leverage) or a base rate plus a spread ranging from 1.25% to 2.00% (depending on leverage). The facility matures in two years and has an automatic one-year extension upon the completion of specific capital achievements, subject to certain conditions. The facility has two additional one-year extension options following additional capital achievements, subject to certain conditions. The facility contains customary representations and warranties, covenants and events of default.

On March 1, 2017, the Company borrowed $34.3 million under the new credit facility to repay existing indebtedness and pay reserves costs related to the closing of the facility. The Company anticipates using borrowings under the facility, along with proceeds from this offering, to fund a portion of the purchase price for three out of the four Home2 Suites hotels currently under contract to be acquired, which will be added to the collateral pool for the facility. Borrowings under the facility can also be used for future acquisitions and general corporate purposes.

Significant Equity Transactions

On March 16, 2016, the Company entered into a series of agreements providing for:

•	the issuance and sale of 3,000,000 shares of Series D Cumulative Preferred Stock in a private transaction to SREP for an aggregate purchase price of $30 million;

•	the exchange of all of the outstanding Series C Preferred Stock plus cumulative accrued and unpaid dividends for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% convertible debt of $1.012 million; and

•	the cash redemption of all of the outstanding Series A Preferred Stock and Series B Preferred Stock plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million.

In connection with these transactions, the Company and SREP entered into a Stock Purchase Agreement, or Stock Purchase Agreement, dated March 16, 2016 pursuant to which Condor issued and sold 3,000,000 shares of Series D Preferred Stock to SREP on March 16, 2016 for an aggregate purchase price of $30.0 million. The Stock Purchase Agreement required that $20.2 million of the purchase price be deposited into an escrow account for the purpose of effecting the redemption of the Series A Preferred Stock and Series B Preferred Stock and that the remaining amount of the purchase price be delivered to Condor.

Simultaneously, the Company entered into an agreement, or Exchange Agreement, with RES pursuant to which all 3,000,000 outstanding shares of Series C Preferred Stock were exchanged for 3,000,000 shares of Series D Preferred Stock. Under the Exchange Agreement, in lieu of payment of accrued and unpaid dividends in the amount of $4.9 million on the Series C Preferred Stock, Condor (a) paid to RES an amount of cash equal to $1.5 million, (b) issued to RES 245,156 shares of Series D Preferred Stock and (c) issued to RES a convertible promissory note, bearing interest at 6.25% per annum, in the principal amount of $1.012 million (such that RES, IRSA, and their affiliates do not beneficially own in excess of 49% of the voting stock of Condor).

Pursuant to the Stock Purchase Agreement, on April 15, 2016, Condor redeemed all of the outstanding Series A and Series B Preferred Stock, in accordance with redemption notices issued on March 16, 2016, as follows:

•	all 803,270 outstanding shares of the Series A Preferred Stock at the redemption price of $10.00 per share plus $2.084940 per share in accrued and unpaid dividends (plus compounded interest) through the redemption date for a total redemption price of $9.7 million; and

•	all 332,500 outstanding shares of the Series B Preferred Stock at the redemption price of $25.00 per share plus $6.354167 per share in accrued and unpaid dividends through the redemption date for a total redemption price of $10.5 million.

The terms of the convertible promissory note issued to RES provide that RES at its option may at any time elect to convert the note, in whole or part, by notice delivered to the Company, into a number of shares of common stock determined by dividing the principal amount of the note to be converted by $1.60. Any time the Series E Preferred Stock is required by its terms to be converted into common stock of the Company, the note will be automatically converted into the number of shares of common stock determined by dividing the principal amount of the note to be converted by $1.60. Any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of the voting stock of the Company and shall reduce the principal amount of the note proportionally.

The terms of the convertible promissory note and the Series D Preferred Stock are discussed in Note 7, Convertible Debt at Fair Value, and Note 10, Preferred Stock, to our consolidated financial statements appearing elsewhere in this prospectus.

Additionally, on January 24, 2017, the Company exchanged 150,540 new warrants, or New Warrants to purchase common stock of the Company for 3,750,000 warrants (or Old Warrants, see further discussion in Note 10, Preferred Stock, to our consolidated financial statements appearing elsewhere in this prospectus) held by RES. The number of New Warrants issued in exchange for the Old Warrants equals the number of shares of common stock issuable upon exercise of the Old Warrants pursuant to a cashless exercise provisions of the Old Warrants. The New Warrants are exercisable for 150,540 shares of common stock, have an exercise price of $.001 for each common share and expire on January 24, 2019.

As discussed further in the Subsequent Events footnote of the consolidated financial statements appearing elsewhere in this prospectus, on February 28, 2017, the holders of the Series D Preferred Stock voluntarily converted all of their shares of Series D Preferred Stock into an aggregate of 39,032,225 shares of common stock at a conversion price of $1.60 per common share pursuant to the terms of the preferred stock. The terms of the Series D Preferred Stock provided for automatic conversion following certain future common stock offerings, and also provided for potential additional payments to the holders depending on the sales price of common stock in the offerings. As a result of the voluntary conversion, the holders are no longer entitled to the potential payments. To induce the holders of the Series D Preferred Stock to voluntarily convert their shares, the Company issued the holders $9.25 million of a new series of preferred stock, the Series E Preferred Stock. See “Description of Capital Stock—Series E Preferred Stock” for a description of the Series E Preferred Stock.

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the board of directors based on our actual results of operations, economic conditions, capital expenditure requirements, and other factors that the Board of Directors deems relevant.

Contractual Obligations

Below is a summary of certain contractual obligations as of December 31, 2016 (in thousands):

		Payments due by period
Contractual obligations	Total	2017	2018-2019	2020-2021	After 2021
Long-term debt including interest (1)	$64,905	$13,788	$16,378	$34,739	$—
Corporate office leases	561	156	297	108	—

Total contractual obligations	$65,466	$13,944	$16,675	$34,847	$—

(1)	Interest rate payments on our variable rate debt have been estimated using interest rates in effect at December 31, 2016

Long-term debt and lease payments above include only amounts related to properties classified as held for use. Future debt payments, including interest, related to the seven held for sale properties that are expected to be sold within the next 12 months totaling $6.4 million and future obligations on one land lease related to a held for sale property totaling $1.8 million are not included in the table above.

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We also have management agreements in place for the management and operation of our hotel properties which requires us to pay management fees to our hotel management companies. See “Our Business and Properties—Business Partners.”

Inflation

We rely on the performance of our hotels to increase revenues to keep pace with inflation. Generally, our hotel operators possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that effect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex, or subjective judgments. We have identified the following principal accounting policies that have a material effect on our consolidated financial statements.

Investment in Hotel Properties

At the time of acquisition, the Company allocates the purchase price of assets to asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any, and the fair value of liabilities assumed, including debt. Acquisition date fair values are determined based on replacement costs, appraised values, and estimated fair values using methods similar to those used by independent appraisers including discounted cash flows and capitalization rates. Acquisition costs are expensed as incurred.

The Company’s investments in hotel properties are recorded at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and improvements and 3 to 12 years for furniture, fixtures, and equipment.

Development and construction costs of properties in development are capitalized including, where applicable, direct and indirect costs, including real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements, or renovations are capitalized while costs of maintenance and repairs are expensed as incurred.

On a quarterly basis, the Company reviews the carrying value of each held for use hotel to determine if certain circumstances, known as triggering events, exist indicating impairment to the carrying value of the hotel or that depreciation periods should be modified. These triggering events include a significant change in the cash flows of or a significant adverse change in the business climate for a hotel. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on these undiscounted future cash flows. If the investment is not recoverable based on this analysis, an impairment charge will be taken, if necessary, to reduce the carrying value of the hotel to the hotel’s fair value.

Investment in Joint Venture

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a variable interest entity, or VIE, or through our voting interest in a voting interest entity, or VOE, and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Pursuant to our Atlanta JV agreement, allocations of profits and losses of our Atlanta JV may be allocated disproportionately to nominal ownership percentages due to specified preferred return rate thresholds.

On an annual basis or at interim periods if events and circumstances indicate that the investment may be impaired, the Company reviews the carrying value of its investment in unconsolidated joint venture to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. The investment is considered impaired if its estimated fair value is less than the carrying amount of the investment and that impairment is other than temporary.

Assets Held for Sale and Discontinued Operations

A hotel is considered held for sale (a) when a contract for sale is entered into, a substantial, nonrefundable deposit has been committed by the purchaser, and sale is expected to occur within one year, or (b) if management has committed to and is actively engaged in a plan sell the property, the property is available for sale in its current condition, and it is probable the sale will be completed within one year. If a hotel is considered held for sale as of the most recent balance sheet presented or was sold in any period presented, the hotel property and the debt it collateralizes are shown as held for sale in all periods presented.

Depreciation of our hotels is discontinued at the time they are considered held for sale. If the fair value of the held for sale property less costs to sell is lower than the carrying value of the hotel, the Company will record an impairment loss. Impairment losses on held for sale properties may be subsequently recovered up to the amount of the cumulative impairment losses taken while the property is held for sale should future revisions to fair value estimates be required. If active marketing ceases or the property no longer meets the criteria to be classified as held for sale, the property is reclassified to held for use and measured at the lower of its (a) carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held for use, or (b) its fair value at the date of the subsequent decision not to sell.

Historically, we have presented the results of operations of hotel properties that have been sold or considered held for sale as discontinued operations. In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in ASU 2014-08 change the criteria for reporting a discontinued operation and require new disclosures of both discontinued operations and certain other significant disposals that do not meet the definition of a discontinued operation. Only disposals representing a strategic shift in operations that have a major effect on an entity’s operations and financial results should be presented as discontinued operations subsequent to adoption. The Company adopted the pronouncement on October 1, 2014. As a result of this early adoption, only the operations of hotels meeting the criteria to be considered held for sale prior to October 1, 2014 are included in discontinued operations for all periods presented as no individual hotel disposition represents a strategic shift in operations or has a major effect on our operations or financial results.

Gains on the sale of real estate are recognized when a property is sold, provided that the profit is determinable, meaning that collectability of the sales price is reasonably assured or can be estimated, and that the earnings process is complete, meaning that the seller is not obligated to perform significant activities after the sale in order to earn the profit. If these criteria are not met, the timing of the sale is determined based on various criteria related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the gain is deferred and the finance, installment, or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent we sell a property and retain a partial ownership interest in the property, we generally recognize a gain to the extent of the third party ownership interest.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Code. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income, will not be subject to federal income tax to the extent of the income currently distributed to shareholders. If we fail to quality as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will be unable to re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT, unless we satisfy certain relief provisions. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. Except with respect to the TRS, the Company does not believe that it will be liable for significant federal or state income taxes in future years.

A REIT will incur a 100% tax on the net gain derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We do not believe any of our hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service, or IRS, were to successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

Taxable income from non-REIT activities managed through the TRS, which is taxed as a C-corporation, is subject to federal, state, and local income taxes. We account for the federal income taxes of our TRS using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and projections for future taxable income over the periods in which the remaining deferred tax assets are deductible. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

The Company may recognize a tax benefit from an uncertain tax position when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on its technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite the Company’s belief that its filing position is supportable, the benefit of that tax position is not recognized in the statement of operations. The Company recognizes interest and penalties, as applicable, related to unrecognized tax benefits as a component of income tax expense. The Company recognizes unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement to the uncertain tax position by the applicable taxing authority or by expiration of the applicable statute of limitations.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The original updated accounting guidance was effective for annual and interim reporting periods in fiscal years beginning after December 15, 2016, however, in July 2015, the FASB approved a one year delay of the effective date to fiscal years beginning after December 15, 2017. As such, the standard will be effective for the Company on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has begun to evaluate each of its revenue streams under the new model. Based on preliminary assessments, the Company does not expect the adoption of this guidance to materially affect the amount or timing of revenue recognition for revenues from room, food and beverage, and other hotel level sales. Furthermore, for real estate sales to third parties, primarily a result of disposition of real estate in exchange for cash with few contingencies, we do not expect the standard to significantly impact the recognition of or accounting for these sales.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes most existing lease guidance in U.S. GAAP when it becomes effective. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2019, permits early adoption, and mandates a modified retrospective transition method. The Company is required to adopt ASU 2016-02 on January 1, 2020. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or business combinations. This standard will be effective for annual periods beginning after December 15, 2017, although early adoption is permitted. We are evaluating the effect of ASU 2017-01 on our consolidated financial statements and related disclosures.

Quantitative And Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that effect market-sensitive instruments. At December 31, 2016, our market risk arises primarily from interest rate risk relating to variable rate borrowings and the market risk related to our convertible debt that fair value will fluctuate following changes in the Company’s common stock price or changes in interest rates.

Interest Rate Sensitivity

We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when we deem such conversion advantageous. From time to time, we may enter into interest rate swap agreements or other interest rate hedging agreements. At December 31, 2016, we have an interest rate swap in place which effectively locks the variable interest rate on our Huntington Bank debt (balance of $7.4 million) at 4.13% and an interest rate cap in place which caps the 30-day LIBOR interest rate on our Latitude debt (December 31, 2016 balance of $11.1 million) at 1.0%. We do not intend to enter into derivative or interest rate transactions for speculative purposes.

The table below provides information about financial instruments that are sensitive to changes in interest rates. The table presents scheduled maturities, including the amortization of principal and related weighted-average interest rates for the debt maturing in each specified period, excluding $6.0 million of debt related to hotel properties held for sale (dollars in thousands):

	2017	2018	2019	2020	2021	Total
Fixed rate debt	$10,700	$545	$569	$593	$13,672	$26,079
Average fixed interest rate	5.44%	4.33%	4.33%	4.33%	4.33%	4.78%
Variable rate debt	$633	$11,520	$551	$18,606	$—	$31,310
Average variable interest rate	4.53%	6.86%	3.87%	3.87%	—%	4.98%
Total debt	$11,333	$12,065	$1,120	$19,199	$13,672	$57,389
Total average interest rate	5.39%	6.74%	4.10%	3.88%	4.33%	4.89%

At December 31, 2016, approximately 54.9% of our outstanding debt, excluding debt related to hotel properties held for sale, is subject to fixed interest rates or effectively locked with an interest rate swap, while 45.1% of our debt is subject to floating rates. Assuming no increase in the level of our variable debt outstanding at December 31, 2016 and after giving effect to our interest rate swap, if interest rates increased by 1.0% our cash flow related to hotel properties held for use would decrease by approximately $0.3 million per year.

OUR BUSINESS AND PROPERTIES

Overview

The Company, which until July 15, 2015 was formerly named Supertel Hospitality, Inc., was incorporated in Virginia on August 23, 1994 and was reincorporated in Maryland on November 19, 2014. Our common stock began to trade on the Nasdaq Stock Market on October 30, 1996 and trades under the symbol “CDOR”. Our principal executive offices are located at 4800 Montgomery Lane, Suite 200, Bethesda, MD 20814 and we also maintain offices in Omaha, NE and Norfolk, NE.

The Company is a self-administered hotel investment company that specializes in the investment and ownership of premium-branded upper mid-scale and upscale select-service hotels. As of the date of this prospectus, the Company owns 19 hotels in 12 states including one hotel owned through an 80% interest in a joint venture. The Company is organized and conducts its operations to qualify as a REIT for federal income tax purposes.

We conduct our business through a traditional UPREIT structure, in which our hotel properties are owned by our operating partnership, Condor Hospitality Limited Partnership (formerly named Supertel Limited Partnership) and its subsidiaries, for which we serve as general partner. As of December 31, 2016, we owned an approximate 97.8% ownership interest in Condor Hospitality Limited Partnership. In the future, Condor Hospitality Limited Partnership may issue limited partnership interests to third parties from time to time in connection with our acquisition of hotel properties or the raising of capital.

In order for the income from our hotel property investments to constitute “rents from real properties” for purposes of the gross income tests required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, Condor Hospitality Limited Partnership and its subsidiaries lease our hotel properties to our TRS or one of its wholly-owned subsidiaries. The TRS Lessee in turn engages third-party eligible independent contractors to manage the hotels. Condor Hospitality Limited Partnership, and our TRS and their respective subsidiaries are consolidated into the Company’s financial statements.

We are engaged primarily in the business of owning equity interests in hotel properties and therefore our business is disclosed as one reportable segment. See the consolidated financial statements and notes thereto included elsewhere in this prospectus for certain financial information.

Core Strategies

Acquisition Strategy

The objective of our acquisition strategy is to enable us to acquire assets that meet our target property characteristics and investment criteria at attractive valuations. We believe that our existing relationships with owners, operators, and developers of premium-branded upper-midscale and upscale select-service hotels will provide us with access to certain off-market acquisition opportunities before they become known to other real estate investors. We believe, off-market transactions lead to more attractive valuation outcomes. Our organizational documents do not limit the types of investments we can make; however, our intent is to execute the acquisition strategy as detailed herein.

We believe our target property characteristics and investment criteria, coupled with our ability to source off-market transactions, differentiates us from our peers and will enable us to achieve our mission of attractive returns to our shareholders.

Target Property Characteristics

Our target properties are premium-branded upper-midscale and upscale select-service hotels located in the top 100 MSAs with a primary focus on major secondary markets ranked 21 through 60. A typical acquisition hotel will have 80 to 150 rooms and will have been constructed within the last 10 years or significantly renovated since 2012. Hotels subject to ground leases, exterior corridor properties, and hotels in single demand generator markets generally will not be considered. Portfolio transactions generally will only be considered if all of the hotels in the portfolio meet our investment criteria.

Investment Criteria

We perform thorough due diligence and utilize extensive research to evaluate any target market or property. This due diligence and research may include, but is not limited to, analyzing the long-term economic outlook of an MSA, reviewing trends in local lodging demand and supply, assessing property condition and required capital investment, and understanding historical property financial performance. Specific investment criteria for hotels we are looking to acquire may include but are not limited to hotels that:

•	operate under leading premium franchise brands and possess key attributes such as building design and décor that is consistent with current generation brand standards;

•	are located within the top 100 MSAs, with a primary focus on major secondary markets ranked 21 through 60 in close proximity to multiple demand drivers, including large corporations, regional hospitals, regional business hubs, recreational travel destinations, significant retail centers, and military installations, among others;

•	are located within markets that have favorable economic, job growth, and demographic factors;

•	have illustrated an ability to generate stabilized and dependable revenue and net operating income;

•	were constructed or underwent major renovations less than ten years prior to our acquisition and have significant time (generally ten or more years) remaining on the existing franchise license;

•	have some value-added growth potential through operating efficiencies, institutional asset management, repositioning, renovations, or rebranding;

•	can be acquired at a discount to replacement cost; and/or

•	can be acquired in off-market transactions.

Hotel Portfolio

Pending Acquisitions

We have entered into an agreement to acquire a four 431-room Home2 Suites portfolio for a purchase price of approximately $73.8 million. The portfolio includes the following hotels: Home2 Suites Memphis/Southaven, Home2 Suites Austin/Round Rock, Home2 Suites Lexington University/Medical Center (Kentucky), and Home2 Suites Tallahassee State Capitol. The closing of the transaction is subject to customary closing conditions and, although we expect to close on this transaction, there is no assurance that the acquisition will be consummated. The purchase of these hotels is not conditioned on the completion of this offering.

Portfolio Information

The following tables present the historical occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, for our premium select-service hotels, retained portfolio of six hotels held for use and retained portfolio of seven hotels held for sale for the twelve months ended December 31, 2016 and December 31, 2015.

Premium Select – Service Hotels Hotel Name	Brand	Location	Chain Scale	Rooms	Owned %	Year Built/ Renovated
Hilton Garden Inn	Hilton Garden Inn	Solomons, MD	Upscale	100	100	2007
Hotel Indigo Atlanta Airport	Hotel Indigo	Atlanta, GA	Upscale	142	100	2010
Courtyard Flagler Center	Courtyard	Jacksonville, FL	Upscale	120	100	2014
SpringHill Suites Downtown	SpringHill Suites	San Antonio, TX	Upscale	116	100	2014
Aloft Atlanta	Aloft	Atlanta, GA	Upscale	254	80	2014
Aloft Leawood	Aloft	Leawood, KS	Upscale	156	100	2009

Totals	6			888

Retained Portfolio of Hotels Held for Use
Super 8 Creston	Super 8	Creston, IA	Economy	121	100	1978
Supertel Inn/Conference Center	Independent	Creston, IA	Economy	41	100	2006
Quality Inn Beacon Marina	Quality Inn	Solomons, MD	Midscale	59	100	2014
Comfort Suites Ft. Wayne	Comfort Suites	Ft. Wayne, IN	Upper Midscale	127	100	2014
Comfort Suites University Area	Comfort Suites	South Bend, IN	Upper Midscale	135	100	2012
Comfort Inn and Suites Warsaw	Comfort Inn – Suites	Warsaw, IN	Upper Midscale	71	100	2012

Totals	6			554

Subtotal: Premium Select – Service Hotels & Retained Portfolio of Hotels Held for Use	12			1,442

Retained Portfolio of Seven Hotels Held for Sale	7	Various	Economy	605

Grand Total: Premium Select – Service Hotels, Retained Portfolio of Hotels Held for Use & Retained Portfolio of Hotels Held for Sale	19			2,047

	Twelve Months Ended December 31, 2016(1)			Twelve Months Ended December 31, 2015(1)
Premium Select-Service Portfolio	Occupancy	ADR $	RevPAR $	Occupancy	ADR $	RevPAR $
Hilton Garden Inn	71.7%	119.48	85.61	73.5%	115.74	85.03
Hotel Indigo Atlanta Airport	70.3%	103.87	72.99	69.7%	95.80	66.79
Courtyard Flagler Center	76.8%	113.63	87.23	75.3%	107.20	80.76
SpringHill Suites Downtown	72.2%	124.46	89.83	65.6%	121.69	79.79
Aloft Atlanta	70.7%	137.61	97.28	63.8%	142.60	91.04
Aloft Kansas City-Leawood, KS	81.8%	125.70	102.83	76.3%	124.66	95.07

Premium Select-Service Portfolio Totals	73.7%	123.21	90.78	69.8%	120.79	84.34

Retained Portfolio of Hotels Held For Use
Super 8 Creston	72.6%	62.24	45.17	86.2%	54.42	46.90
Supertel Inn/Conference Center Creston	51.2%	99.12	50.72	62.7%	94.68	59.35
Quality Inn Beacon Marina	62.7%	70.93	44.47	56.6%	77.06	43.63
Comfort Suites Ft. Wayne	70.9%	77.12	54.68	71.5%	77.54	55.41
Comfort Suites University Area	55.2%	87.31	48.17	52.3%	92.64	48.46
Comfort Inn and Suites Warsaw	65.7%	82.35	54.08	63.0%	82.89	52.20

Retained Portfolio of Hotels Held For Use Totals	64.4%	76.88	49.52	66.7%	75.70	50.47

Subtotal: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio	70.1%	106.86	74.93	68.6%	103.93	71.31

Retained Portfolio of Seven Hotels Held For Sale	56.9%	70.43	40.10	60.4%	67.84	41.01

Grand Total: Retained Portfolio of Hotels Held For Use, Held For Sale & Premium Select-Service	66.2%	97.67	64.71	66.2%	94.20	62.36

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.

The following tables present the historical hotel earnings before interest, taxes, depreciation and amortization, or Hotel EBITDA, for our premium select-service hotels and retained portfolio of hotels held for use by franchisor, location and chain scale for the twelve months ended December 31, 2016 and December 31, 2015.

Hotel Brand: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Brand	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Starwood(2)	2	410	6,106,925	43%	5,280,600	40%
Marriott	2	236	2,942,189	21%	2,551,555	19%
Choice	4	392	1,851,783	13%	2,053,277	16%
IHG	1	142	1,119,477	8%	852,103	6%
Wyndham	1	121	793,825	6%	752,657	6%
Independent	1	41	297,229	2%	384,101	3%
Hilton	1	100	1,007,978	7%	1,243,930	9%

Total	12	1,442	14,119,405	100%	13,118,224	100%

Hotel Geography: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Location	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Georgia	2	396	5,072,477	36%	4,270,103	33%
Florida	1	120	1,547,301	11%	1,405,442	11%
Kansas	1	156	2,153,925	15%	1,862,600	14%
Indiana	3	333	1,521,100	11%	1,756,173	13%
Texas	1	116	1,394,889	10%	1,146,113	9%
Maryland	2	159	1,338,661	9%	1,541,034	12%
Iowa	2	162	1,091,054	8%	1,136,759	9%

Total	12	1,442	14,119,405	100%	13,118,224	100%

Hotel Chain Scale: Retained Portfolio of Hotels Held For Use & Premium Select-Service Portfolio(1)
			Twelve Months Ended December 31, 2016		Twelve Months Ended December 31, 2015
Hotel Chain Scale	Number of Hotels	Number of Rooms	Hotel EBITDA ($)	Percent of Total Hotel EBITDA	Hotel EBITDA ($)	Percent of Total Hotel EBITDA
Upscale	6	888	11,176,568	79%	9,928,188	76%
Upper-Midscale	3	333	1,521,100	11%	1,756,173	13%
Economy	2	162	1,091,054	8%	1,136,759	9%
Midscale	1	59	330,683	2%	297,105	2%

Total	12	1,442	14,119,405	100%	13,118,224	100%

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.
(2)	Starwood was acquired by Marriott on September 23, 2016.

Non-GAAP financial measures are measures that are different from measures calculated and presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. For a discussion of non-GAAP financial measures, Hotel EBITDA and total Hotel EBITDA, or Total Hotel EBITDA, see “Selected Financial Data—Non-GAAP Financial Measures” included elsewhere in this prospectus.

The following table and charts present the historical hotel revenue, Hotel EBITDA, Total Hotel EBITDA and ratio of Hotel EBITDA to hotel revenue, or Margin, for our premium select-service hotels, retained portfolio of hotels held for use and retained portfolio of hotels held for sale for the twelve months ended December 31, 2016 and 2015.

	Twelve Months Ended December 31, 2016(1)			Twelve Months Ended December 31, 2015(1)
Hotel Category ($mm)	Revenue $	Hotel EBITDA $	Margin	Revenue $	Hotel EBITDA $	Margin
Premium Select-Service Hotels	33.2	11.2	33.7%	30.4	9.9	32.6%
Retained Portfolio of Hotels Held for Use	10.7	2.9	27.5%	10.8	3.2	29.6%
Retained Portfolio of Hotels Held for Sale	9.2	2.3	25.4%	9.3	2.2	23.3%

Totals	53.0	16.4	31.0%	50.5	15.3	30.3%

Hotel EBITDA Twelve Months Ended December 31, 2016(1)	Hotel EBITDA Twelve Months Ended December 31, 2015(1)

(1)	This historical financial information includes operating results for certain hotels for periods prior to our ownership and assumes that all hotels were owned as of the beginning of each of the periods presented. All pre-acquisition information was obtained from the prior owner. We performed a limited review of the information as part of our analysis of the acquisition. For information on pre-acquisition operating results, see “Selected Financial Data – Non-GAAP Financial Measures” included elsewhere in this prospectus.

Non-GAAP financial measures are measures that are different from measures calculated and presented in accordance with GAAP. For a discussion of non-GAAP financial measures, Hotel EBITDA and Total Hotel EBITDA, see “Selected Financial Data—Non-GAAP Financial Measures” included elsewhere in this prospectus.

Disposition Strategy

Currently, we are nearing completion of a nine year process of transitioning our portfolio from economy hotels to premium-branded upper-midscale and upscale select-service hotels. In order to achieve this objective, we have focused on disposing the portion of our portfolio that do not meet the property characteristics and investment criteria discussed above. Since January 1, 2009, we have sold 110 midscale and economy hotels that no longer fit our investment strategy for combined sales prices of approximately $226.5 million. The capital unlocked from asset sales has been and will continue to be redeployed into newer, higher-quality assets meeting the acquisition strategy discussed above. Just as we carefully evaluate the hotels we plan to acquire, our asset management team has evaluated the timing and composition of the portfolio of hotels we intend to sell. We are committed to a disciplined but timely monetization of our portfolio of hotels held for sale in order to achieve the strategic repositioning of the portfolio. In 2017, we will continue to dispose of assets that do not fit the new strategic vision of our portfolio with the goal of ending the first half of 2017 having substantially disposed of all our retained portfolio of hotels held for sale.

Additionally, from time to time, we may undertake the sale of one or more hotels that meet the property characteristics and investment criteria discussed above. These disposition decisions will be the result of a thorough analysis and typically in response to changes in market conditions, our current or projected return on our investment in the hotel, or other factors which we deem relevant to the disposition decision.

Hotel Dispositions

The following table sets forth certain information with respect to completed dispositions since January 1, 2013.

Completed Dispositions
Year	Hotels	Rooms	Gross proceeds (in millions)	Net proceeds (in millions)(1)
2016	25	1,864	$ 61.4	$19.2
2015	17	1,673	54.7	25.3
2014	13	1,265	22.3	2.6
2013	17	1,549	22.0	4.1

			$160.4	$51.2

(1)	After expenses and debt repayment.

We currently have seven hotels held for sale of which three are subject to pending contracts for sale. These seven hotels contain an aggregate of 605 rooms. We intend to use any proceeds from their sale to pay the indebtedness secured by these hotels and to acquire new hotels. Gross proceeds for the three hotels subject to pending contracts for sale are anticipated to total approximately $8.6 million.

Asset Management Strategy

In order to qualify as a REIT under the Code, we cannot operate our hotels. Therefore, we lease our hotels to taxable REIT subsidiaries, which in turn engage independent hotel management companies to manage and operate the hotels. Our independent management companies are not affiliated with us or our management. See “—Management Partners” below.

Through collaboration with our independent management companies, we seek to maximize value to our shareholders through improvements to our existing hotels’ operating results. We achieve this result by constantly monitoring the performance of each individual hotel and identifying opportunities for value-enhancement through intensive asset management strategies. We will make recommendations to our independent management companies in all aspects of our hotels operations, including revenue management, physical design, guest experience, market positioning, and overall property strategy. Fundamentally, all strategies are focused on growing the revenue of a hotel, controlling expenses, and maximizing the guest experience to drive returns.

We work with our independent management companies to develop short- and long-term capital investment plans that are focused on generating positive returns for our shareholders. The capital improvements may involve investments in expansions, additions, renovations, technology upgrades, and energy efficiency improvements.

Additionally, from time to time, we may come to the conclusion that a particular property may provide greater returns to our shareholders after an extensive repositioning of the property in the market. In these instances, capital investment in a greater amount than typical for a property may be required to achieve the desired repositioning. These decisions are made after a thorough analysis of the property, market conditions, and the potential for a positive return on investment that exceeds our investment hurdle rates.

Financing Strategy

Our financing strategy is to minimize the cost of our capital in order to maximize the returns generated for our shareholders. We intend to finance our long-term growth with common and preferred equity issuances and debt financings that have staggered maturities. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment to less than 40%. Following this offering, we expect our ratio of total net debt to total hotel investment, on a pro forma basis, to be approximately         %. Currently, our debt includes a $90.0 million secured revolving credit facility recourse line of credit secured by first mortgage on certain hotels and mortgage loans secured by first liens on the mortgaged property. See “Summary — Recent Developments — New Credit Facility.”

Since we are structured as an UPREIT, when acquiring hotel assets, we may seek to issue operating partnership units as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the income, and potential value appreciation, of our common stock.

Business Partners

Franchise Partners

We believe that in order to achieve our mission we must partner with the right franchisors of quality brands in our target segments. To this end, we have built strong relationships with many of the leading franchisors of the strongest brands in the segments we target, including Hilton, Marriott/Starwood, IHG, Choice, and Hyatt. The franchisors provide a variety of benefits and value which include national advertising, marketing programs to increase brand awareness, personnel training, and centralized reservation systems. We are constantly monitoring and evaluating the performance of these franchisors and their respective brands so that, when necessary, we can adapt our franchise partner strategy to maximize returns to our shareholders.

Under our franchise agreements, we are required to pay franchise fees generally between 3.3% and 5.5% of room revenue, plus additional fees for marketing, central reservation systems, and other franchisor programs and services that amount to between 2.5% and 6.0% of room revenue. The franchise agreements typically have 10 to 25 year terms although certain agreements may be terminated by either party on certain anniversary dates specified in the agreements. Further, each agreement provides for early termination fees in the event the agreement is terminated before the stated term.

Our 19 hotels owned at the date of this prospectus operate under the following national and independent brands. Pursuant to our previously discussed strategy, we envision the composition of this brand portfolio to change dramatically as we continue to transition the portfolio.

Franchise Brand	Number of Hotels	Number of Rooms
Acquired In or Since 2012:
Courtyard by Marriott(1)	1	120
Hilton Garden Inn(2)	1	100
Hotel Indigo(3)	1	142
Springhill Suites(1)	1	116
Aloft(4)	2	410
Retained Portfolio of Hotels Acquired Prior to 2012:
Super 8(5)	3	289
Comfort Inn/Comfort Suites(6)	11	844
Quality Inn(6)	3	190
Days Inn(5)	3	321
Key West Inn(7)	1	40
Supertel Inn(8)*	1	41

Total	19	2,047

(1)	Courtyard by Marriott ® and Springhill Suites ® are a registered trademarks of Marriott International.
(2)	Hilton Garden Inn® is a registered trademark of Hilton Hotels Corporation
(3)	Hotel Indigo® is a registered trademark of InterContinental Hotels Group (IHG)
(4)	Aloft® is a registered trademark of Hotels & Resorts Worldwide, Inc.; one of the hotels is owned by a joint venture which is 80% owned by the Company
(5)	Super 8® and Days Inn ® are registered trademarks of Wyndham Worldwide
(6)	Comfort Inn ®, Comfort Suites ®, and Quality Inn® are registered trademarks of Choice Hotels International, Inc.
(7)	Key West Inn ® is a registered trademark of Key West Inns.
(8)	Supertel Inn® is a registered trademark of Condor Hospitality Trust, Inc.
*	Independent hotel brands unassociated with a national franchise brand

Hotel Management Company Partners

As a REIT, we cannot directly operate any of our hotels. We partner closely with some of who we believe are the leading hotel management companies in order to operate our hotels with the ultimate objective of improving same-store hotel performance throughout our portfolio. Each management agreement provides for a set term and is subject to early termination upon the occurrence of defaults and certain other events. As required under the REIT qualification rules, each of our management companies must qualify as an “eligible independent contractor”.

Each of the management companies receives a base monthly management fee of 3.0% to 3.5% of gross hotel revenue, with incentives for performance which increase such fee to a maximum of 5.0%. The management agreements generally have initial terms of one to three years and renew for additional terms of one year unless either party to the agreement gives the other party written notice of termination at least 90 days before the end of a term. We may terminate a management agreement, subject to cure rights, if certain performance metrics tied to both individual hotel and total managed portfolio performance are not met. We may also terminate a management agreement with respect to a hotel at any time without reason upon payment of a termination fee. The management agreements terminate with respect to a hotel upon sale of the hotel, subject to certain notice requirements.

Our 19 hotels owned at the date of this prospectus are operated by the following third-party management companies:

Management Company	Number of Hotels	Number of Rooms
Boast Hotel Management Company LLC	1	254
K Partners Hospitality Group LP	2	160
Kinseth Hotel Corporation	3	268
Hospitality Management Advisors, Inc.	7	672
Peachtree Hospitality Management, LLC	3	378
Cherry Cove Hospitality Management, LLC	2	159
Preidian Hotels	1	156

Total	19	2,047

Joint Venture

We entered into a joint venture with Three Wall Capital LLC, or TWC, which acquired the 254-room Aloft hotel in downtown Atlanta, Georgia on August 22, 2016 for $43.55 million. The name of the joint venture is Spring Street Hotel Property II LLC, or Spring Street JV. We own 80% of Spring Street JV, and TWC owns the remaining 20% of Spring Street JV. The hotel is leased to a TRS joint venture owned 80% by us and 20% by TWC and managed by Boast Hotel Management Company LLC, an affiliate of TWC.

The purchase price for the hotel was paid with $9.80 million in cash ($7.84 million contributed by us and $1.96 million contributed by TWC) and $33.75 million of proceeds from a term loan, secured by the hotel.

The limited liability company agreement, or JV Agreement, for Spring Street JV provides that, in exchange for our initial capital contributions, we received 80% and TWC received 20% of the equity interests in Spring Street JV. Any additional capital contributions to Spring Street JV generally will be made 80% by us and 20% by TWC.

Under the JV Agreement, the business of Spring Street JV is managed by TWC in accordance with business plans and budgets approved by TWC and us. However, major decisions detailed in the JV Agreement require our approval and TWC’s approval. The JV Agreement also provides that we may remove TWC as the manager of Spring Street JV and appoint a new manager upon the occurrence of certain events of default. We do not consolidate the Spring Street JV in our consolidated financial statements but account for our investment in the Spring Street JV under the equity method of accounting.

Net cash flow from Spring Street JV will be distributed for each fiscal year as follows:

•	first, to us until we have received a preferred return equal to 10% of our capital contributions;

•	second, to TWC until it has received a preferred return equal to 10% of its capital contributions; and

•	third, to the extent any net cash flow is remaining in any such fiscal year, to TWC and us pro rata in accordance with our ownership interests.

Net proceeds from any capital transaction from Spring Street JV will be distributed as follows:

•	first, to TWC and us pro rata in accordance with our ownership interests, until we have received a 12% internal rate of return from all distributions (which includes the return of all of our capital contributions);

•	second, 85% to TWC and us pro rata in accordance with our ownership interests and 15% to a TWC affiliate, or the TWC Promote Member, until we have received a 15% internal rate of return from all distributions;

•	third, 80% to TWC and us pro rata in accordance with our ownership interests and 20% to the TWC Promote Member, until we have received a 20% internal rate of return from all distributions; and

•	fourth, 75% to TWC and us pro rata in accordance with our ownership interests and 25% to the TWC Promote Member, after we have received a 20% internal rate of return from all distributions.

Under the JV Agreement, each of TWC and us has buy-sell rights with respect to the other party’s entire equity interest in Spring Street JV. This right permits us (after the third anniversary of the closing) and TWC (after the fifth anniversary of the closing, or third anniversary if an affiliate of TWC is terminated as the manager of the hotel for any reason other than certain performance matters) to give a buy-sell notice to the other party. Pursuant to the buy-sell notice, the party receiving the notice is required to either buy the other party’s entire equity interest in Spring Street JV or sell its entire equity interest in Spring Street JV, in each case, at a fair market value price supported by one or more qualified broker valuations. For purposes of these buy-sell rights, the equity interest of TWC in Spring Street JV includes the interest of the TWC Promote Member in Spring Street JV.

The JV Agreement also provides us with the option to purchase TWC’s entire equity interest in Spring Street JV (and the interest of the TWC Promote Member in Spring Street JV). The option is exercisable during the period from the third anniversary of the closing through the fifth anniversary of the closing. The purchase price under the option is the amount that would be distributed to TWC and the TWC Promote Member if the hotel was sold (after repayment of any mortgage loan) based on the following hotel valuations:

•	if the hotel net operating income for the 12 months prior to the date of exercise of the option is less than $3,875,000, the hotel valuation used in determining the purchase price is $48,000,000; and

•	if the hotel net operating income for the 12 months prior to the date we deliver notice of our intent to exercise the option is equal to or greater than $3,875,000, the hotel valuation used in determining the purchase price is a fair market value price supported by one or more qualified broker valuations. The purchase price under this scenario also includes certain shortfalls of distributions of net cash flows to TWC from prior fiscal years.

The preceding summary of the JV Agreement is qualified in its entirety by reference to the terms of the actual document, copy of was filed as Exhibit 10.1 to our Current Report on Form 8-K dated August 22, 2016.

Seasonality of Hotel Business

Historically, as a result of the geographic areas in which we operate, the operations of our hotels have been seasonal in nature. Generally, occupancy rates, revenue, and operating income have been greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year. The results of recently acquired premium-branded, select-service hotels, because of their locations and chain scale, are expected to be less seasonal in nature than our retained portfolio of hotels.

Competition

The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on revenue, occupancy, and the average daily room rate of our hotels or of hotel properties acquired in the future, and thus our financial results.

We may compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can prudently manage. Competition in general may reduce the number of suitable investment opportunities for us and increase the bargaining power of property owners seeking to sell.

Renovations, Capital Improvements and Replacements

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. We generally budget 4.0% - 5.0% of annual revenue towards such renovations, capital improvements and replacements at our legacy hotels and 2.0% of annual revenue at our recently acquired hotels. Hotels that we plan to acquire may also have property improvement requirements imposed by the franchisors as a condition to our acquisition of the hotel. For example, we estimate that we will have to make $1.8 million of capital improvements in connection with our acquisition of the Aloft hotel in Leawood, Kansas. We generally fund these costs with available cash or finance them with our credit facilities or loans.

Insurance

We maintain comprehensive insurance on each of our hotel properties, including liability, fire, and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. However, various types of catastrophic losses, like earthquakes and floods, or losses from foreign or domestic terrorist activities, may not be insurable or may not be economically insurable. For example, initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. In the opinion of our management, our hotel properties are adequately covered by insurance.

Tax Status

The Company qualifies and intends to continue to qualify as a REIT under the applicable provisions of the Code. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income, will not be subject to federal income tax to the extent of the income currently distributed to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will be unable to re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT, unless we satisfy certain relief provisions. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. Taxable income from non-REIT activities managed through the TRS, which is taxed as a C corporation, is subject to federal, state, and local income taxes.

Employees

As of the date of this prospectus, we had 14 employees. The staff at our hotels are employed by our third-party hotel managers.

Hotel Property Portfolio

The following table sets forth certain information with respect to the hotels owned by us and under contract to be acquired by us as of the date of this prospectus:

Brand	City	State	Rooms
High Quality Select-Service Hotels
Hilton Garden Inn	Dowell	Maryland	100
Hotel Indigo	Atlanta (Airport)	Georgia	142
SpringHill Suites	San Antonio (Downtown)	Texas	116
Courtyard by Marriott	Jacksonville	Florida	120
Aloft	Leawood-Overland Park	Kansas	156
Aloft	Atlanta (Downtown)	Georgia	254
Home2 Suites(1)	Southaven	Mississippi	105
Home2 Suites(1)	Round Rock	Texas	91
Home2 Suites(1)	Lexington	Kentucky	103
Home2 Suites(1)	Tallahassee	Florida	132

			1319

Legacy Hotels Held for Sale
Comfort Suites	South Bend	Indiana	135
Comfort Suites	Fort Wayne	Indiana	127
Comfort Inn & Suites	Warsaw	Indiana	71
Quality Inn	Solomons	Maryland	59
Super 8	Creston	Iowa	121
Supertel Inn	Creston	Iowa	41

			554

Legacy Hotels Held for Sale
Comfort Suites	Lafayette	Indiana	62
Comfort Inn(2)	New Castle	Pennsylvania	79
Comfort Inn(2)	Harlan	Kentucky	61
Quality Inn	Morgantown	West Virginia	81
Days Inn	Bossier City	Louisiana	176
Super 8(2)	Billings	Montana	106
Key West Inn	Key Largo	Florida	40

			605

			2478

(1)	This property is currently under contract to be acquired.
(2)	This property is currently under contract.

Additional Information Concerning Certain Hotel Properties

As of the date of this prospectus, only two of our hotel properties, the Springhill Suites by Marriott located in San Antonio, Texas and the Aloft in Leawood, Kansas, had a book value equal to or greater than 10% of our total assets or gross revenues equal to or greater than 10% of our aggregate gross revenues. Set forth below is additional information with respect to these hotel properties.

The Springhill Suites by Marriott has 116 rooms and is located in downtown San Antonio, Texas. The hotel was built in 1997 and rebranded and renovated in 2014. We acquired the hotel on October 1, 2015 and hold fee simple title to the property. The hotel is encumbered by a $11.12 million mortgage loan payable to LMREC 2015-CREI, Inc. The hotel is leased to the TRS for a 10-year term that commenced on October 1, 2015 at a lease rate equal to 23% of room revenue.

The occupancy rate and ADR at the hotel during the last five years was:

	Spring Hill Suites (San Antonio, TX)
	2016	2015	2014	2013	2012
Occupancy	72.2%	65.6%	36.2%	69.9%	65.5%
ADR	$124.46	$121.69	$81.19	$92.82	$92.03

The occupancy rate was significantly lower in 2014 due to the ongoing renovation work at the hotel. The significant increases in ADR starting in 2015 are the result of the rebranding and renovation work that occurred in 2014.

The hotel has a federal tax basis of $16,633,599. The property is generally depreciated for U.S. federal income tax purposes under the Modified Accelerated Cost Recovery System, or MACRS. Under MACRS the property is depreciated over a specified life ranging from seven years for furniture, fixtures and equipment to 39 years for the building. Land is not depreciated under MACRS. Depreciation rates are specifically defined by MACRS and vary year to year.

Real Estate taxes on the hotel are assessed by the county and city. For 2016, the assessed value was $10,400,000. The aggregate assessment rate for the county and city was 2.9725% resulting in an aggregate annual tax of $309,139.

Our Aloft hotel located in the Park Place Village in Leawood, Kansas has 156 rooms. The hotel was built in 2009. We acquired the hotel on December 14, 2016 and hold fee simple title to the property. The hotel is encumbered by a $14.3 million mortgage loan and $1.6 million mortgage loan payable to Great Western Bank. The hotel is leaded to the TRS for a 10-year term and commenced on December 14, 2016 at a lease rate equal to 25.9% of room revenue.

The occupancy rate and ADR at the hotel during the last five years was:

	Aloft (Leawood, KS)
	2016	2015	2014	2013	2012
Occupancy	81.8%	76.3%	76.6%	74.4%	72.5%
ADR	$125.70	$124.66	$121.64	$114.32	$107.92

The hotel has a federal tax basis of $21,360,007. The property is generally depreciated for U.S. federal income tax purposes under MACRS with similar depreciation characteristics as previously described.

Real estate taxes on the hotel are assessed by county. For 2016, the assessed value was $3,694,000. The aggregate assessment rate for the county was 14.0032% resulting in an aggregate annual tax of $517,820.

U.S. HOTEL OVERVIEW AND OUTLOOK

Following the global economic recession of 2008 and 2009, the U.S. economy has enjoyed a prolonged period of expansion and stabilization, and lodging industry experts, including CBRE, are projecting a continued expansion through 2021.

Lodging Industry Fundamentals

Lodging industry fundamentals have historically lagged broader economic activity. According to CBRE after several consecutive months of year-over-year RevPAR declines between August 2008 and February 2009, the U.S. lodging industry began to experience a period of prolonged RevPAR expansion as the broader economy recovered from the Great Recession. Beginning in 2010, the U.S. lodging industry has experienced seven consecutive years of RevPAR growth, as measured against the prior year, driven by a combination of expansion in room-night demand and a growth in supply that lagged long-term historical averages. In a recovery from the lows experienced in 2008 and 2009, during which hotel room-night demand decreased 2.3% and 6.0%, respectively, marking the greatest decline in the past 22 years, room-night demand grew at a compounded annual rate of 2.6% from 2012 through 2016. Conversely, annual room supply growth, which averaged 0.9% from 2012 through 2016, lagged the historical average of 1.8%. We believe the continued forecasted strengthening of the U.S. economy coupled with the strong supply and demand dynamics previously discussed will lead to a continued expansion in RevPAR for the industry. To this point, CBRE forecasts that RevPAR will continue to grow at a compounded annual rate of 2.2% through 2021.

We believe that demand and supply growth, combined with continued strengthening of economic fundamentals, notably income and GDP growth, will support a continuation of the current lodging cycle, particularly in secondary markets. According to CBRE, RevPAR increased 2.3% and 2.1% in our target upper-midscale and upscale segments, respectively, in 2016, and we expect this trend of RevPAR growth to continue as the U.S. economy continues to strengthen. CBRE currently projects compounded annual RevPAR growth of upper-midscale hotels and upscale hotels to be 2.0% and 2.1%, respectively, from 2017 through 2021. We expect that our hotels will realize significant RevPAR gains as our target markets and lodging industry continue to improve.

Demand Overview

Room-night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include growth in GDP, corporate profits, capital investments, income, and employment.

According to CBRE, Real U.S. GDP increased 2.6% in 2015 and 1.6% in 2016 while room-night demand increased 2.6% and 1.7% during those two years, respectively. IMF is forecasting GDP growth of 2.3% and 2.5% in 2017 and 2018, respectively, and CBRE expects that room-night demand will grow at similar rates over those years as the U.S. economy continues to strengthen. The chart below illustrates the strong correlation between U.S. GDP and demand for hotel rooms.

Annual Percentage in U.S. Hotel Room Demand vs. U.S. GDP Growth

Annual Percentage Change in U.S. Hotel Room Demand vs. U.S. GDP Growth

Source: CBRE

STR

With expected growth in room-night demand and supply growth in line with long-term historical averages, ADR and RevPAR are projected to continue to increase through at least 2021.

U.S. Hotel Industry Annual Occupancy

Source: CBRE

STR

Supply Overview

Growth in lodging supply typically lags growth in room-night demand. Key drivers of lodging supply in a market include the availability and cost of capital, construction costs, local real estate market conditions, and the availability and pricing of existing properties. In an effort to curtail risk following the Great Recession of 2008 and 2009, we believe traditional lenders to the lodging industry generally are now less willing to extend construction financing above 65% of the cost of construction. We believe that this factor, along with overall inefficiencies in the financing market nationally, are the main contributors to expected supply growth forecast through 2021 being in line with the long-term historical average, despite the dramatic increase in room-night demand that has occurred over the last six years. The charts below outline the relationship between the supply and demand of hotel rooms across all segments, and in the upscale and upper-midscale segments of the U.S. lodging industry more specifically, since 1988, with annual detail for 2012 through 2016 and yearly projections for 2017 through 2021.

All U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

Upscale U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

Upper-Midscale U.S. Hotels - Annual Historical and Projected Change in RevPAR, Room Supply and Room Demand

Source: CBRE

CBRE projects room supply across all segments to increase 2.0% in 2017, 2.1% in 2018, and 2.0% in 2019, which is in line with the 1.8% long-term historical average. We believe this merely average projected supply growth, despite strong forecasted demand growth and record high RevPAR levels, is due to scarcity of financing for hotel properties and operating fundamentals that do not generate adequate returns relative to the elevated cost of new hotel construction. The lodging industry is influenced significantly by the cyclical relationship between the supply of and demand for hotels and, as a result, we believe measured new room supply growth will create an environment favorable for sustainable increases in ADR and RevPAR.

INVESTMENT POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our shareholders, except as described below with respect to our qualification as a REIT. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our shareholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our investment objective is to acquire hotels that meet our investment criteria. Our business is focused principally on the acquisition and ownership of hotels. Although we intend primarily to acquire hotels, we also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that may have priority over our equity.

We have historically acquired hotels in the eastern coastal and midwestern states but we do not have a policy of limiting our acquisitions or development of our hotels to any geographic areas. We intend to continue to operate as a REIT, and our investments in our hotels are primarily to generate income. In order to maintain our qualification as a REIT, we will continue to have our hotels managed by third parties. We use long-term financing to acquire our hotels, and we intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment to less than 40%. Our total net debt to total hotel investment may temporarily increase above 50% in the short term as the Company adds scale. We intend to target aggregate long-term debt financing of future acquisitions at approximately 40-50% of our aggregate purchase valuations.

While we will emphasize acquisition of hotels, we may, in our discretion, invest in mortgages and other real estate interests, including securities of other REITs. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so we may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation, because they permit the lender to either participate in increasing revenues from the property or convert some or all of that mortgage to equity ownership interest. We have not invested in, and do not presently intend to invest in, mortgages or real estate interests other than hotels.

Investments in Real Estate Mortgages

We have no current intention of investing in loans secured by properties or making loans. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to maintain our qualification as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which we deem relevant. Just as we carefully evaluate the hotels we plan to acquire, our asset management team periodically evaluates our existing portfolio of hotels to determine if a hotel is likely to underperform in the market. If we determine that a hotel no longer is competitive in a market and has limited opportunity to be repositioned, we will look to monetize the hotel in a disciplined and timely manner within the constraints of the market and the lender’s covenant. The process of identifying hotels for disposition is closely related to the investment criteria and the overall direction of the organization.

Issuance of Additional Securities

Subject to applicable law and requirements for listed companies on the Nasdaq Stock Market, our board of directors has the authority, without further shareholder approval (except for RES and StepStone in certain circumstances), to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing shareholders, except for RES and StepStone, will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue units of limited partnership interest in our operating partnerships in connection with hotel acquisitions.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

Repurchase of Our Securities

We may, under certain circumstances, purchase our common stock and preferred stock in the open market or in private transactions with our shareholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any common stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT. At present, no stock repurchase plan has been approved by our board of directors.

Financing Policies

We intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. The proceeds of any borrowing by the Condor Hospitality Limited Partnership may be used, unless limited by the terms of the borrowing, for the payment of distributions or dividends, working capital or to finance acquisitions, expansions, additions or renovations of operating hotels.

We will invest in additional hotels only as suitable opportunities arise. We will not undertake investments in such hotels unless adequate sources of financing are available. It is expected that future investments in hotels will be dependent on and financed by the proceeds from additional issuances of common stock or other securities or borrowings. If our board of directors determines to raise additional equity capital, the board has the authority, without shareholder approval (other than RES and StepStone in certain circumstances), to issue additional common stock or other capital shares in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Other than RES and StepStone, common shareholders have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a shareholder’s investment in us.

Conflict of Interest Policies

We have adopted our Code of Business Conduct and Ethics with provisions setting forth our expectation that our directors, employees and agents will avoid conflicts of interest. Our board of directors is subject to certain provisions of Maryland law, which are designed to eliminate or minimize the influence of certain potential conflicts of interest. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Reporting Policy

Generally, we intend to make available to our shareholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we must file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

MANAGEMENT

Executive Officers of the Company

The following sets forth information regarding individuals who serve as our executive officers as of March 9, 2017:

Name	Age	Title
J. William Blackham	63	Director, President and Chief Executive Officer
Jonathan J. Gantt	35	Senior Vice President and Chief Financial Officer
Arinn Cavey	37	Chief Accounting Officer
Jeffrey W. Dougan	57	Senior Vice President and Chief Operating Officer

J. William Blackham. Mr. Blackham, was appointed President and Chief Executive Officer and a member of the Board of Directors on March 2, 2015. Mr. Blackham, since 2008 to present, is a co-owner and the managing member of Trinity Investment Partners, LLC. Also since early 2011, he has served as the owner and managing member of Proximo Investments & Advisors, LLC, an investment and advisory company, and in various roles, including consultant, trustee and manager of affiliates, for Assured Administration, LLC. He was president and CEO of Eagle Hospitality, a hotel REIT which traded on the NYSE until its sale in 2007 and has been active for several decades in entities involved in real estate and hospitality development, acquisition and advisory services Mr. Blackham holds an MBA from The Wharton School-The University of Pennsylvania and a BS from The Carroll School of Management-Boston College.

Mr. Blackham’s extensive experience as a leader of real estate ventures, his public hospitality REIT experience, and his proven capital raising experience provides the board of directors with strong leadership and expertise in the hospitality REIT industry.

Jonathan J. Gantt. Mr. Gantt has served as Senior Vice President and Chief Financial Officer since October 2015. Mr. Gantt served as Director, Treasury, Capital Markets and M&A of Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) from July 2013 to October 2015. From July 2011 to July 2013 he attended the Tuck School of Business at Dartmouth, from which he received his Masters of Business Administration degree, with distinction. He served as an associate and analyst with Summer Street Capital Partners from February 2007 to July 2011. Prior to Summer Street Capital Partners, he served on the asset management team of HEI Hotels. Mr. Gantt is a graduate of the School of Hotel Administration at Cornell University, from which he received Bachelor of Science degree, with distinction.

Arinn Cavey. Ms. Cavey has served as Chief Accounting Officer since September 2015. Prior to joining the Company, Ms. Cavey was employed with KPMG LLP from September 2002 to September 2015, last serving as an Audit Senior Manager. She has extensive audit experience in the consumer and industrial markets industries. She has provided professional audit services to publicly-held SEC registrants in accordance with PCAOB requirements and U.S. GAAP as well as to private companies in accordance with AICPA requirements. She is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Drake University.

Jeffrey W. Dougan. Mr. Dougan has served as Senior Vice President and Chief Operating Officer since July 2013. Mr. Dougan he is responsible for overseeing the Company’s third party management companies, hotel operations, as well as maintaining relationships with current and future brand families. Mr. Dougan previously served more than 25 years in the hospitality industry. From June 2008 to July 2013, Mr. Dougan was a former Vice President of Operations for Stonebridge Hospitality where he oversaw a diverse hotel portfolio featuring eight different brands in a variety of segments. He has held a number of industry positions with leading companies, including Vice President of Operations at Sage Hospitality Resources, Area Operations Manager at the Homestead Village in Colorado and New Mexico, and General Manager at the Grand Aspen Hotel and the Dillon Comfort Suites, both in Colorado. Mr. Dougan holds a Bachelor of Science degree in Business Administration from the Rochester Institute of Technology.

Board of Directors

The following table sets forth information with respect to those persons who serve on our board as of March [    ], 2017:

Name	Age	Title
J. William Blackham	63	Director, President and Chief Executive Officer
Daphne J. Dufresne	44	Director
Daniel R. Elsztain	44	Director
James H. Friend	65	Chairman of the Board
Jeffrey Giller	55	Director
Donald J. Landry	67	Director
Mark D. Linehan	54	Director
Brendan MacDonald	38	Director
John M. Sabin	62	Director

Daphne J. Dufresne. Ms. Dufresne has been a Managing Director of RLJ Equity Partners (“RLJ”), a private equity fund since 2006. Ms. Dufresne participated in building the RLJ investment team, raising $230 million of institutional capital, and constructing a partnership with The Carlyle Group, a global private equity firm. Prior to RLJ, Ms. Dufresne was a Venture Partner during 2005 with Parish Capital Advisors, a $425 million fund of funds for emerging and experienced institutional investors and a Principal from 1999 to 2005 at Weston Presidio Capital, a private equity organization with $3.4 billion of assets under management. She also served as Associate Director in 1997 in the Bank of Scotland’s Structured Finance Group. Ms. Dufresne has been a director of United Natural Foods, Inc. since October 2016. Ms. Dufresne received her B.S. from the University of Pennsylvania and her M.B.A. from the Harvard Business School. Ms. Dufresne has been a director of the Company since June 2015.

Ms. Dufresne extensive experience with capital sources and capital raising provides the Board with substantial experience and expertise in reviewing and improving the Company’s capital structure.

Committees: Investment Committee

Daniel R. Elsztain. Mr. Elsztain obtained a degree in Economic Sciences from the Torcuato Di Tella University and has a Masters in Business Administration from the Austral IAE University. At present, he is a member of the board of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate public company listed both on the New York Stock Exchange (“NYSE”) and the Buenos Aires Stock Exchange (“BASE”), as well as its Chief Operating Officer and other executive capacities since 2004. He is a board member of Alto Palermo S.A. (APSA), a retail public company listed both on NASDAQ and BASE. Mr. Elsztain has been a director of the Company since February 2012. Mr. Elsztain was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and RES.

His extensive experience in IRSA’s real estate operations and his participation on other public company boards provides the Board with a source of substantial lodging and real estate knowledge.

Committees: Compensation Committee, Nominating Committee and Investment Committee

James H. Friend. Mr. Friend has been president and CEO of Friend Development Group, LLC since 1997 and has been actively involved in the hotel and real estate business for more than 26 years. Mr. Friend has extensive experience in the development process, including ground-up development, renovations, adaptive re-use and mixed-use developments. He has particular expertise developing and financing complicated real estate projects in urban and suburban areas. Mr. Friend has arranged financing for hotel and other real estate projects in excess of $600 million. He has worked closely with all major hotel brands, including Hilton, Marriott, Hyatt, Starwood, Intercontinental, Wyndham and Choice. He also has experience working with numerous luxury and independent luxury hotel brands as well as with branded and unbranded boutique hotels. Mr. Friend has partnered with major institutions, investment funds, high net worth families and significant hotel investment groups. He has advised NYSE companies, REIT’s, banks, hedge funds and privately held companies in a wide range of real estate product types, including hotels, retail, assisted living, multi-family and mixed-use development. Mr. Friend was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and RES.

Mr. Friend is a graduate of Stanford University and the Northwestern University School of Law. He is a member of the Bar of the State of New York. He has served on various philanthropic boards, including the Richard Tucker Music Foundation, board of directors of the Stanford Alumni Association and currently is the chairman of the Stanford New York Alumni. He also has served as an adjunct professor at the Tisch Center for Hospitality, Tourism and Sports Management at New York University. Mr. Friend has been a director of the Company since February 2012.

Mr. Friend’s years of work in the hotel and real estate industry provides the Board with a diverse and unique source of hotel and real estate knowledge.

Committees: Audit Committee

Jeffrey Giller. Mr. Giller is a Partner and the Head of StepStone Real Estate LP, since June 2014, and chairs the Real Estate Investment Committee and focuses on management activities and global real estate investments. Mr. Giller was a founder, Managing Partner and the Chief Investment Officer of Clairvue Capital Partners since April 2010, a real estate manager which integrated with StepStone to establish StepStone Real Estate. Before Clairvue, he was a Managing Principal and Chief Investment Officer at Liquid Realty Partners from September 2005 to October 2009, an investment manager focused on real estate private equity secondaries. Mr. Giller has also held senior positions in other real estate private equity investment firms in the U.S. and Europe. As Managing Director of JER France, SA from 1995 to 2000, he was instrumental in starting, building and overseeing JER Partners’ first offshore business, located in Paris, France. Mr. Giller earned an MBA from the University of Virginia and a BA from the University of California at Berkeley. Mr. Giller has been a director of the Company since March 2016. Mr. Giller was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and StepStone.

Mr. Giller’s substantial experience in leading real estate investment firms and capital raising provides the Board with unique leadership and capital raising experience.

Donald J. Landry. Mr. Landry is president and owner of Top Ten, an independent hospitality industry consulting company. Mr. Landry has over 45 years of lodging and hospitality experience in a variety of leadership positions. Most recently, Mr. Landry was the Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality Inc. Mr. Landry has also served as President of Choice Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management. Mr. Landry currently serves on the corporate advisory boards of Campo Architects, UniFocus and Windsor Capital Group and numerous nonprofit boards. Mr. Landry is a member of the board of trustees of Hersha Hospitality Trust. Mr. Landry is a frequent guest lecturer at the University of New Orleans where he serves on the board of the School of Hospitality, Restaurant and Tourism. Mr. Landry holds a bachelor of science from the University of New Orleans, which awarded him Alumnus of the Year in 1999. Mr. Landry is a Certified Hotel Administrator. Mr. Landry has been a director of the Company since February 2012. Mr. Landry was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and RES.

Mr. Landry’s more than 45 years of experience in the lodging and real estate industries, including his roles as Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality Inc. and President of Choice

Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management provides the Board with an experienced source on lodging and real estate industries.

Committees: Nominating Committee and Investment Committee

Mark D. Linehan. has served as President and Chief Executive Officer of Wynmark Company since he founded the company in 1993. Wynmark Company is a private real estate investment and development company with interests in properties in California, Nevada, Oregon and Montana. Prior to founding Wynmark Company, Mr. Linehan was a Senior Vice President with the Trammell Crow Company in Los Angeles, California. Before that, Mr. Linehan was with Kenneth Leventhal & Co. (now Ernst & Young LLP), a Los Angeles-based public accounting firm. He has served on the board of Hudson Pacific Properties (NYSE:HPP) since their IPO. In addition, Mr. Linehan is actively involved with the community through his service on the board of Direct Relief, the UC Santa Barbara Foundation, and the National Cowboy and Western Heritage Museum. Mr. Linehan received a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara and is a Certified Public Accountant. Mr. Linehan has been a director of the Company since March 2016. Mr. Linehan was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and StepStone.

Mr. Linehan’s extensive experience in real estate investment and development as well as his expertise in accounting matters and service on public company committees provides the Board with an experienced public company director and a source of real estate development and accounting knowledge for public companies.

Committees: Audit Committee

Brendan MacDonald. Mr. MacDonald is a Partner of StepStone Real Estate LP since June 2014, a member of the real estate investment committee, with a primary focus on sourcing and executing investments on behalf of StepStone’s real estate fund and separate account vehicles. Mr. MacDonald was a founding partner of Clairvue Capital Partners since April 2010, a real estate investment manager which integrated with StepStone to establish StepStone Real Estate. At Clairvue, he was an investment committee member and focused on sourcing, underwriting and managing investments in the U.S., Europe and Latin America. Before Clairvue, he was a Director at Liquid Realty Partners, from January 2007 to October 2009, an investment manager focused on real estate private equity secondaries and held an acquisitions role at Babcock and Brown. Earlier in his career he completed GE Capital’s Financial Management Program and was part of GE’s global Sponsor Finance business. Mr. MacDonald received an MBA from Harvard Business School and a BS from Indiana University. Mr. MacDonald has been a director of the Company since March 2016. Mr. MacDonald was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and StepStone.

Mr. MacDonald’s years of experience in real estate investment and capital raising provides the Board with significant expertise in growing the Company.

Committees: Compensation Committee, Nominating Committee and Investment Committee

John M. Sabin. Since May 2011, Mr. Sabin, age 62, has been the Executive Vice President and Chief Financial Officer of Revolution LLC as well as the Chief Financial Officer of The Stephen Case Foundation and the Case Family Office. Previously he was the Chief Financial Officer and General Counsel of Phoenix Health Systems, Inc. a private healthcare information technology outsourcing and consulting firm, from October 2004 to May 2011. Mr. Sabin was the Chief Financial Officer, General Counsel and Secretary of NovaScreen Biosciences Corporation, a private bioinformatics and contract research biotech company, from January 2000 to October 2004. Prior to joining NovaScreen, Mr. Sabin served as a finance executive with Hudson Hotels Corporation, Vistana, Inc., Choice Hotels International, Inc., Manor Care, Inc. and Marriott International, Inc. all of which were public companies at the time of his service. In his professional life Mr. Sabin has had commercial lease experience with a national law firm, transactional real estate experience with national hospitality and health care firms, commercial real estate financing experience, IPO experience, as well as experience as an audit committee and board member of several other public companies. Mr. Sabin is a member of the board of trustees of Hersha Hospitality Trust. Mr. Sabin has received Bachelor of Science degrees in Accounting and in University Studies; a Masters of Accountancy and a Masters in Business Administration from Brigham Young University, and he also received a Juris Doctor from the J. Reuben Clark Law School at Brigham Young University. Mr. Sabin is a licensed CPA and is admitted to the bar in several states. Mr. Sabin has been a director of the Company since February 2012. Mr. Sabin was appointed to the board, and has been subsequently nominated for election to the board, by the Company pursuant to a director designation agreement between the Company and RES.

Mr. Sabin’s qualifications include substantial hospitality industry experience, as well as his substantial legal, finance and accounting experience. His current and prior service as both General Counsel and Chief Financial Officer of various companies provides the Board with valuable insights with respect to finance, accounting, legal and corporate governance matters.

Committees: Audit Committee and Compensation Committee

See “Certain Relationships and Related Transactions” with respect to certain director designation rights of RES and StepStone.

Corporate Governance

Independence

Our articles of incorporation and the Nasdaq Stock Market listing standards each require that a majority of the board of directors are independent directors. Our articles of incorporation define an independent director as a person who is not an officer or employee of the Company or an affiliate of (a) any advisor to the Company under an advisory agreement, (b) any lessee of any property of the Company, (c) any subsidiary of the Company, or (d) any partnership which is an affiliate of the Company.

The Nasdaq Stock Market listing standards defines an independent director as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons are not considered independent under the listing standards:

•	a director who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;

•	a director who accepted or who has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

•	compensation for board or board committee service;

•	compensation paid to a family member who is an employee (other than an executive officer) of the Company ; or

•	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

•	a director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

•

a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

•	payments arising solely from investments in the Company’s securities; or

•	payments under non-discretionary charitable contribution matching programs;

•	a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

•	a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Board of Directors

The current nine-member board of directors is comprised of a majority of independent directors, as defined by the Nasdaq Stock Market listing standards and our articles of incorporation. The board of directors has determined that the following directors are independent under the Nasdaq Stock Market listing standards and our articles of incorporation: Ms. Dufresne and Messrs. Elsztain, Friend, Giller, Landry, Linehan, MacDonald and Sabin.

The Company’s board of directors has four standing committees: an Investment Committee, Compensation Committee, Nominating Committee and an Audit Committee. The board of directors may, from time to time, form other committees as circumstances warrant. Such committees have the authority and responsibility delegated to them by the board of directors.

Board Leadership and Risk Oversight

The board leadership structure consists of a non-employee Chairman, which the board believes is appropriate for the Company at this time. The board of directors is primarily responsible for overseeing the Company’s risk management processes. This responsibility has been delegated by the board of directors to the Audit Committee and the Compensation Committee, each with respect to the assessment of the Company’s risks and risk management in its respective areas of oversight.

Compensation Committee

Currently, the Compensation Committee consists of Messrs. Sabin (Chairman), Elsztain and MacDonald. All current members of the Compensation Committee are independent within the meaning of the Nasdaq Stock Market listing standards. This committee makes recommendations to the board regarding executive compensation policy, the actual compensation of Directors and executive officers, and any benefit plans for the Company’s management team. The Compensation Committee held four meetings during 2016. The committee operates pursuant to a written charter adopted by the board of directors.

Nominating Committee

Currently, the Nominating Committee consists of Messrs. Landry (Chairman), Elsztain and MacDonald. The committee operates pursuant to a written charter adopted by the board of directors.

Under its charter, the Nominating Committee is to consist of not less than three members. Each member of the Nominating Committee is independent within the meaning of the Nasdaq Stock Market listing standards.

The Nominating Committee is responsible for selecting those individuals to recommend for election to the board. The Nominating Committee will consider shareholder nominations for directors if made (1) in writing by a shareholder entitled to vote in the election of Directors generally and (2) pursuant to the company bylaws. In order to be considered, in accordance with the Company’s bylaws, shareholder nominations must be received by the Secretary, at the Company’s office in Norfolk, Nebraska, not later than (1) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (2) with respect to an election to be held at a special meeting of shareholders for the election of Directors, the close of business on the 7th day following the date on which notice of such meeting is first given to shareholders.

In order to be valid, a shareholder nomination must set forth (1) the name and address of the shareholder who intends to make the nomination; (2) the name and address of the person or persons to be nominated; (3) a representation that the shareholder is a record holder of stock of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (4) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such persons) pursuant to which the shareholder is making the nomination; (5) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (6) the written consent of each nominee to serve as a director if elected. Any candidates submitted by a shareholder or shareholder group are reviewed and considered in the same manner as all other candidates.

The Nominating Committee identifies director nominees through a combination of referrals, including by management, existing board members and shareholders, and direct solicitations, where warranted. Once a candidate has been identified the Nominating Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to recommend the individual as a nominee to the entire board of directors to stand for election to the board.

Among the factors that the committee considers when evaluating proposed nominees are their experience in the hospitality industry and knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The committee may request references and additional information from the candidate prior to reaching a conclusion. The committee is under no obligation to formally respond to recommendations, although as a matter of practice, every reasonable effort is made to do so.

The Nominating Committee held three meetings in 2016. StepStone has the right to have up to three directors nominated for election, and RES has the right to have up to four directors nominated for election. See “Certain Relationships and Related Transactions” below.

Audit Committee

Currently, the Audit Committee consists of Messrs. Sabin (Chairman), Friend and Linehan. All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market listing standards. The Audit Committee is responsible for the engagement of the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves professional services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of the Company’s internal accounting controls. The Audit Committee pre-approves all audit and non-audit services performed by the independent auditor. The board of directors has determined that Messrs. Sabin and Linehan are audit committee financial experts within the meaning of regulations of the SEC. The Audit Committee operates pursuant to a written charter adopted by the board of directors. The Audit Committee held eight meetings in 2016. The Audit Committee has a written policy with respect to its review and approval or ratification of transactions between the Company and a director, executive officer or related person covered by the SEC’s rule S-K 404(a).

Investment Committee

Currently, the Investment Committee currently consists of Ms. Dufresne and Messrs. Landry (Chairman), Elsztain and MacDonald. The Investment Committee’s primary responsibility is to review and approve or reject the Company’s proposed acquisition and divestiture of hotel properties, other investments in hotel properties, or other Company assets. The committee approves guidelines and processes for acquisitions to be presented to the board of directors, makes recommendations to the board and senior management regarding acquisitions, reviews due diligence and financial analysis for hotel acquisition, divestiture and investments, and makes recommendations on the board’s acquisition and divestment strategies. The committee has the authority to approve hotel acquisitions within the purchase price authority as set by the board from time to time, and to approve of any hotel divestiture in accordance with divestiture strategy established by the board.

Shareholder Communications with the Board of Directors

The Company provides an informal process for shareholders to send communications to the board of directors. Shareholders who wish to contact the board of directors or any of its members may do so in writing to board of directors, Condor Hospitality Trust, Inc., 1800 West Pasewalk Avenue, Suite 200, Norfolk, NE 68701. Correspondence directed to an individual board member will be referred to that member. Correspondence not directed to a particular board member will be referred to the Chairman of the Board.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during 2016. No executive officer of the Company served as a member of the compensation committee or as a director of any company where an executive officer of such company is a member of the Compensation Committee or is a director of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

The following compensation discussion and analysis provides information which the Compensation Committee of the board of directors (the “Committee”) believes is relevant to an assessment and understanding of compensation awarded to, earned by or paid to the Company’s executive officers listed in the summary compensation table (named executive officers). This discussion should be read in conjunction with the summary compensation table and related tables below.

Compensation Practices. The Company had significant senior level management changes in 2015 with the employment of a new Chief Executive Officer and Chief Financial Officer. The Committee anticipates that it may develop additional compensation practices not reflected in this discussion or the associated tables as the Company’s business evolves under the new senior management.

Compensation Overview and Objective. The Committee has the responsibility for developing and maintaining an executive compensation policy for named executive officers that creates a direct relationship between pay levels and corporate performance and returns to shareholders. The objective of the Company’s compensation program is to attract and retain a high caliber of management who will manage the Company in a manner that will promote its goals to achieve long term profitability and to advance the interest of the Company’s shareholders. The compensation program for named executive officers seeks to achieve the objective of retaining a high caliber of management by:

•	providing overall competitive pay levels,

•	creating proper incentives to enhance shareholder value,

•	rewarding superior performance, and

•	compensating at levels that are justified by the returns available to shareholders.

Chief Executive Officer Employment Agreement

On March 2, 2015, Mr. Blackham was appointed Chief Executive Officer of the Company by the Board of Directors.

The terms of Mr. Blackham’s employment were approved by the Committee. Mr. Blackham’s employment agreement has a three year term, and under the employment agreement he (i) receives an annual base salary of $350,000, (ii) receives consideration for an annual cash bonus and (iii) is eligible to participate in any Company long-term incentive program.

As an inducement to accept employment, Mr. Blackham received a warrant to purchase 657,894 shares of common stock. Mr. Blackham has exercised the warrant to purchase 227,894 shares of common stock and may exercise the balance of the warrant, in whole or in part, until March 2, 2018, to purchase 430,000 shares of common stock at $1.92 per share.

As an inducement to accept employment, Mr. Blackham was granted an equity award of 5,263,152 long-term incentive plan units (“LTIP Units”), representing profit interests in the Company’s operating partnership. The LTIP Units are earned in one-third increments upon the Company’s common stock achieving price per share milestones of $3.50, $4.50 and $5.50 respectively. Earned LTIP Units vest in March 2018, or earlier upon a change in control of the Company, and can be redeemed at the rate of one share of common stock for each eight earned LTIP Units for up to 657,894 shares of common stock.

On September 16, 2016, the Company and Mr. Blackham entered into an amendment of his employment agreement. The agreement was amended to provide that if during the term of the agreement, the outstanding

Series D Preferred Stock of the Company is converted into common stock, then the term of the agreement will be extended three years from the conversion date. The Series D Preferred Stock converted into common stock on February 28, 2016. The agreement was also amended to provide that Mr. Blackham’s right to terminate for good reason and receive the payments provided in the agreement also includes a change of control of the Company that occurs during such three year term.

Components of Compensation.

The Company’s executive compensation has three components, each of which is intended to support the overall compensation objective of retaining a high caliber of management. The three components are base salary, annual incentives, and equity incentives.

Base Salary. Base salary is targeted to be competitive to attract and retain executives qualified to manage a hotel REIT. Base salary is intended to compensate the executive for satisfying the requirements of the position. Salaries for executive officers are typically reviewed by the Compensation Committee on an annual basis and may be changed based on the individual’s performance or a change in competitive pay levels in the marketplace.

Annual Incentive Plans. For the named executive officers’ 2016 annual incentives, a target incentive was established ranging from 20% to 100% of base salary, and performance goals were set; the percentage of base salary for the name executive officers was: Mr. Blackham, 100%; Jonathan Gantt, Senior Vice President and Chief Financial Officer, 100%; Jeffrey Dougan, Chief Operating Officer, 50%; and Arinn Cavey, Chief Accounting Officer, 20%. A portion of the incentive was allocated to each executive’s individual performance goals. The performance goals consist of capitalization growth, hotel management, hotel operational performance, hotel acquisitions and dispositions, financing, staffing, achieving analyst research coverage, and accounting, audit and regulatory filings. In February 2017 the Committee reviewed the executives’ performance against their performance goals and approved payouts as a percentage of base salary of: Mr. Blackham, 90%; Mr. Gantt, 80%; Mr. Dougan, 44%; and Ms. Cavey, 20.9%. The Committee may in addition award discretionary non-incentive based bonuses to an executive officer to recognize performance in a particular year.

Equity Incentive Plan.

Equity stock incentives are available through grants of stock options to executive officers pursuant to the shareholder approved Company 2016 Stock Plan. The shareholder approved the 2016 Stock Plan at the annual shareholders meeting of the Company on June 15, 2016. The Committee recognizes the value of equity incentives in assisting the Company in the hiring and retaining of management personnel and in enhancing the long-term mutuality of interest between the Company shareholders and its directors, officers and employees. Stock options are granted at the market value on the date of the grant and have value only if the Company’s stock price increases. Employees must be employed by the Company at the time of vesting in order to exercise the options.

Administration of the 2016 Stock Plan. Under the 2016 Stock Plan, the Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, deferred stock units and other forms of stock-based compensation to our directors, officers and other employees and our subsidiaries. The number of grantees may vary from year to year. The number of employees currently eligible to participate in the 2016 Stock Plan is estimated to be approximately 16. The Committee administers the 2016 Stock Plan and its determinations are binding upon all persons participating in the 2016 Stock Plan.

Available Shares. The maximum number of shares of our common stock that may be issued under the 2016 Stock Plan is 3,000,000. Any shares of common stock subject to an award under the 2016 Stock Plan which for any reason is cancelled, terminated or otherwise settled without the issuance of any common stock are again available for awards under the 2016 Stock Plan. Shares of stock subject to options or stock appreciation rights shall be deducted from the 2016 Stock Plan share reserve based on the gross number of shares of stock exercised, and the shares of stock subject to an award that are retained by us or tendered to us to pay the exercise price or withholding taxes shall not become available again for issuance under the 2016 Stock Plan. Any shares that we repurchase in the open market shall not increase the number of shares available for issuance under the 2016 Stock Plan.

The shares may be unissued shares or treasury stock. If there is a stock split, stock dividend, recapitalization, spinoff, exchange or other similar corporate transaction or event affecting the our common stock, appropriate adjustments shall be made by the Committee in the number of shares issuable in the future and in the number of shares and price under all outstanding grants made before the event.

Grants Under The 2016 Stock Plan

Stock Options for Employees: The Committee may grant employees nonqualified options and options qualifying as incentive stock options. The option price of either a nonqualified stock option or an incentive stock option will be the fair market value of the common stock on the date of grant. Options qualifying as incentive stock options must meet certain requirements of the Code. The Committee shall determine the methods of payment upon exercising an option, which may include paying the option price in cash, or withholding shares otherwise issuable on exercise of the option, or delivering other shares of common stock. The term of each option will be fixed by the Committee but may not exceed ten years from the date of grant. The Committee will determine the time or times when each option is exercisable. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Committee. Other than in connection with a change in capitalization (as described above), the exercise price of a stock option may not be reduced. Stock options may not be granted under the 2016 Stock Plan in consideration for the delivery of our common stock in payment of the exercise price or tax withholding under any other stock option, i.e., no “reloads”. Unless otherwise provided by the Committee at the time of grant, if the employment of an optionholder is involuntarily terminated within one year of a change-in-control of the Company (as defined in the 2016 Stock Plan), then all outstanding options of such employee become immediately exercisable.

Stock Options of Acquired Companies: The Committee may also grant stock options in replacement of or upon assumption of options previously issued by companies acquired by us by merger or stock purchase. Any options so replaced or assumed may have the same terms including exercise price as the options so replaced or assumed. Any such options shall not count against the share reserve limits.

Stock Appreciation Rights: The Committee may grant a stock appreciation right (a “SAR”) in conjunction with an option granted under the 2016 Stock Plan or separately from any option. Each SAR granted in tandem with an option may be exercised only to the extent that the corresponding option is exercised, and such SAR terminates upon termination or exercise of the corresponding option. Upon the exercise of a SAR granted in tandem with an option, the corresponding option will terminate. SAR’s granted separately from options may be granted on such terms and conditions as the Committee establishes; however, the term of each SAR may not exceed ten years from the date of grant. If an employee exercises a SAR, the employee will generally receive a payment equal to the excess of the fair market value at the time of exercise of the shares with respect to which the SAR is being exercised over the price of such shares as fixed by the Committee at the time the SAR was granted; the price fixed by the Committee at the time the SAR was granted will be the fair market value of the common stock on the date of grant. Payment may be made in cash, in shares of our common stock, or any combination of cash and shares as the Committee determines. Other than in connection with a change in capitalization (as described above), the exercise price of a stock appreciation right may not be reduced. Unless otherwise provided by the Committee at the time of grant, if the employment of an SAR holder is involuntarily terminated within one year of a change-in-control (as defined in the 2016 Stock Plan) of the Company, then all outstanding SARs of such employee become immediately exercisable.

Restricted Stock: The Committee may grant awards of restricted stock to employees under the 2016 Stock Plan. The restrictions on such shares shall be established by the Committee, which may include restrictions relating to continued employment and our financial performance. The Committee may issue such restricted stock awards without any cash payment by the employee, or with such cash payment as the Committee may determine. Unless otherwise provided by the Committee at the time of grant, if the employment of a restricted stock/unit holder is involuntarily terminated within one year of a change-in-control of the Company (as defined in the 2016 Stock Plan), all restrictions for such employee lapse. The Committee has the right to accelerate the vesting of restricted shares and to waive any restrictions. The Committee intends to grant acceleration or waiver of restricted stock provisions only in the case of special circumstances.

Other Stock-Based Awards: The Committee may grant other stock-based awards and other awards to participants under the 2016 Stock Plan that are based in whole or in part by reference to, or otherwise based on the fair market value of our common stock, on such terms as the Committee may determine. Such awards may include restricted stock units, which may be settled in common stock or otherwise, performance share awards which are the subject of one or more performance criteria, and deferred stock units, which entitle the participant to receive shares (or cash or other property if so determined by the Committee) at a future time. The Committee may make appropriate provision for the effect of a change-in-control of the Company (as defined in the 2016 Stock Plan) on restricted stock units, deferred stock units, and performance-based awards. For participants covered by any executive incentive plan, the performance measures for performance share awards will be those designated in such plan.

Dividend Equivalent Right: No dividends nor dividend equivalents shall be paid on stock options or stock appreciation rights. The Committee may provide, in connection with the grant of restricted stock or other stock-based awards, that any dividends declared on common stock or dividend equivalents be paid to the participant, accumulated for the benefit of the participant and paid to the participant after the expiration of any restrictions, or not paid or accumulated.

Director Participation. Non-employee directors may receive awards under the 2016 Stock Plan upon approval by the board of directors. With respect to awards to such directors, all rights, powers and authorities vested in the Committee under the 2016 Stock Plan are instead to be exercised by the board of directors.

Tax Withholding. The Committee may permit an employee to satisfy applicable federal, state and local tax withholding requirements through the delivery to us of previously-acquired shares of common stock or by having shares otherwise issuable under the 2016 Stock Plan withheld by us.

Other Information. Except as permitted by the Committee, awards under the 2016 Stock Plan are not transferable except by will or under the laws of descent and distribution. Unless terminated by action of the board, the 2016 Stock Plan will continue in effect until June 15, 2026, but awards granted prior to such date will continue in effect until they expire in accordance with their original terms. The board of directors may also amend the 2016 Stock Plan as it deems advisable. Amendments which (1) materially modify the requirements for participation in the 2016 Stock Plan, (2) increase the number of shares of our common stock subject to issuance under the 2016 Stock Plan, (3) change the minimum exercise price for stock options as provided in the 2016 Stock Plan, (4) eliminate the prohibitions on repricing and reloads, or (5) extend the term of the 2016 Stock Plan must be submitted to shareholders for approval. No amendment or termination shall affect the rights of any participant with respect to a previously granted award without the written consent of the participant.

No equity awards were granted under the Company 2016 Stock Plan to the named executive officers in 2016. The prior 2006 Stock Plan expired on December 31, 2015, and the Company has adopted, and the shareholders of the Company approved, the 2016 Stock Plan, for the benefit of its named executive officers and other employees.

The Company does not have a pension plan. The Company’s executive officers may participate in its 401(k) Plan on the same terms as other participating employees. The Company does not maintain a perquisite program for its executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation ($)(3)	Total ($)
J. William Blackham(4)	2016	350,00	0	0	0	315,000	10,600	675,600
President and Chief	2015	321,465	0	341,280	311,020	332,500	10,600	1,316,865
Executive Officer

Jonathan J. Gantt(5)	2016	215,000	0	0	0	172,000	8,628	395,628
Chief Financial Officer and	2015	32,281	0	0	0	0	21,813	54,094
Senior Vice President

Jeffrey W. Dougan	2016	215,250	0	0	0	94,710	9,867	319,827
Chief Operating Officer	2015	209,609	30,750	0	0	0	8,269	248,628
	2014	190,000	19,000	0	0	0	8,425	217,425

Arinn Cavey(6)	2016	155,775	0	0	0	32,557	6,251	194,583
Chief Accounting Officer

(1)	These columns reflect the grant date fair value of the stock awards, performance shares and stock options (warrants in the case of Mr. Blackham) granted in accordance with FASB Accounting Standards Codification Topic 718. The performance share award and warrants were granted to Mr. Blackham as an inducement to accept employment. The maximum performance share award value, if earned (exclusive of increase in performance share value based on increases in the Company’s stock price), would be 1.5 times the amount shown in the “Stock Awards” column for Mr. Blackham. See footnote 12 to the Company’s consolidated financial statements for the fiscal year ended December 31, 2016 elsewhere in this prospectus for the assumptions used in the valuation of these awards.
(2)	For 2016, reflects amounts earned by the executive officers under their 2016 incentive plans. A description of these plans is included above in our Compensation Discussion and Analysis.
(3)	Amounts for the named executive officers represent contributions credited by the Company during 2016, 2015 and 2014 to its 401(k) plan. Mr. Gantt received $20,000 on employment commencement in recognition of bonus forfeiture at his former employer and as relocation expenses.
(4)	Mr. Blackham became our President and Chief Executive Officer in March 2015 with an annual base salary of $350,000.
(5)	Mr. Gantt became our Senior Vice President and Chief Financial Officer in October 2015, with an annual base salary of $215,000.

Grants of Plan-Based Awards for Fiscal 2015

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)
		Threshold	Target	Maximum
J. William Blackham	4/28/16	0	N/A	350,000
Jonathan Gantt	4/28/16	0	N/A	215,000
Jeffrey Dougan	4/28/16	0	N/A	215,250
Arinn Cavey	4/28/16	0	N/A	155,775

(1)	Non-equity incentive awards were made with respect to the executives officers’ 2016 incentive plans. See Compensation Discussion and Analysis for a description of these plans.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
J. William Blackham	430,000	0	1.92	March 2, 2018	657,894	1,342,103
Jeffrey W. Dougan	3,125	0	8.08	July 15, 2017

(1)	The options expiring on July 15, 2017 vested in equal one-third increments on July 15, 2014, 2015 and 2016.
(2)	Number shown is based on the target number of LTIPs which can be earned. See Compensation Discussion and Analysis for a description of the provisions of the LTIPs. The market value is based on the closing market price of the common stock at the end of the 2016 fiscal year ($2.04 per share).

Stock Vested in 2016

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeffrey W. Dougan	1,042	2,042

(1)	Based on the market price ($1.96) on vesting date.

Equity Compensation Plan Information

The following table provides information about the Company’s common stock that may be issued upon exercise of options, warrants, and rights under existing equity compensation plans as of December 31, 2016:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (including securities plans reflected in column(a)) (c)
Equity compensation plans approved by security holders	2,500	$7.84	2,984,651	(1)
Equity compensation plans not approved by security holders	433,125	1.96	0
Total	435,625	$2.00	2,984,651

(1)	Represents shares issuable under the Company’s 2016 Stock Plan.

Potential Payments Upon Termination or Change-in-Control

If the employment of Mr. Blackham is terminated with cause, he will receive (i) accrued and unpaid base salary to the date of termination, (ii) the accrued and unused vacation to the date of termination, (iii) unpaid expense reimbursements, and (iv) vested amounts under qualified retirement plans. In addition, if he terminates employment without good reason he will also receive unpaid bonuses earned for completed prior fiscal years. If his employment is terminated without cause or if he terminates employment with good reason, in addition to the foregoing, he will receive: (i) an amount equal to one times (1x) base salary, (ii) an amount equal to one times (1x) the average annual bonus previously earned for up to the prior three (3) years, (iii) the immediate vesting of equity awards solely subject to time vesting, and (iv) any awards, not yet earned because the performance period is not complete but that may be earned based on the achievement of the applicable performance criteria, vested at a pro rata amount based on the performance period to the date of termination. Additionally, the Company will also pay his COBRA premiums during the period that he elects to receive COBRA coverage under the Company’s group health plans, not to exceed 18 months. If within 12 months following a change in control his employment is terminated other than for cause or by reason of death or disability or he terminates his employment for good reason, the additional base salary payment will be increased to two times (2x) base salary and the annual bonus payment will be increased to two times (2x) the average annual bonus previously earned for up to the prior three (3) years.

“Cause” under Mr. Blackham’s employment agreement includes certain (i) dishonest or fraudulent actions, felony conviction, (ii) a material failure to devote substantially all of his business time to the business of the Company or to follow the Company’s good faith instructions and directives; (iii) unreasonable and material neglect, refusal or failure to perform assigned duties; (iv) material breach by him of his employment agreement, the Company’s Code of Business Conduct and Ethics or similar codes; (v) any act bringing substantial public disrespect or scandal or ridicule of the Company, or (vi) any governmental regulatory agency recommends or orders that the Company terminate his employment or relieve him of his duties. “Change in Control” under Mr. Blackham’s employment agreement includes certain acquisitions of 50% or more of common stock or voting power of the Company, certain changes in the Board of Directors, or certain mergers or similar transactions if the shareholders prior to the transaction do not hold 50% of the voting power afterwards, or a liquidation or sale of than 50% of the Company assets.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Daphne J. Dufresne	23,500	4,951	0	28,451
John Dinkel	6,620	0	0	6,620
Daniel R. Elsztain	23,000	7,723	0	30,723
James H. Friend	26,125	2,771	0	28,896
Jeffrey Giller	16,379	0	0	16,379
Donald J. Landry	25,625	11,587	0	37,212
Mark Linehan	16,129	0	0	16,129
Brendan MacDonald	16,879	0	0	16,879
John M. Sabin	27,500	2,771	0	30.271
Kelly A. Walters	6,620	0	0	6,620
George R. Whittemore	8,491	0	0	8,491

Messrs. Dinkel, Walters and Whittemore resigned from the Board in March 2016. Messrs. Giller, Linehan and MacDonald joined the Board in March 2016.

During 2016, Directors receive an annual retainer of $20,000. Additionally, directors received fees of $1,000 per board meeting attended in person and $500 per telephonic board meeting. Committee chairmen received compensation as follows: Audit Committee chairman annual retainer of $3,000 and Compensation Committee chairman annual retainer of $1,500. Each Audit Committee member, other than the chairman, receives a fee of $375 per quarter. From time to time, directors, as authorized representatives of the Board, engage in Board duties outside of meetings, and receive fees for the performance of such additional Board duties in an hourly or daily amount previously set by the Board. The Investment Committee chairman receives a monthly fee of $750. Each member of the Investment Committee who is an independent director, other than the chairman, receives a monthly fee of $500. The fees to the Investment Committee were paid quarterly in common stock issued under the 2016 Stock Plan, based on a value per share equal to the average of the closing price of the common stock during the first 20 trading days of the year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

By virtue of their voting power and board designation rights, RES and StepStone each have the power to significantly influence our business and affairs and the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. RES or StepStone’s influence over our business and affairs may not be consistent with the interests of some or all of our shareholders.

On March 16, 2016, the Company entered into a series of agreements providing for:

•	the issuance and sale of its Series D Preferred Stock in a private transaction with SREP III Flight-Investco, L.P., or SREP, an affiliate of StepStone;

•	the cash redemption of all of the outstanding Series A Preferred Stock and Series B Preferred Stock; and

•	the exchange of all of the outstanding Series C Preferred Stock for Series D Preferred Stock.

StepStone Stock Purchase Agreement. On March 16, 2016, the Company and SREP entered into a Stock Purchase Agreement pursuant to which the Company issued and sold 3,000,000 shares of Series D Preferred Stock to SREP on the same date for an aggregate purchase price of $30,000,000. The Stock Purchase Agreement required the redemption of the Series A Preferred Stock and Series B Preferred Stock.

Redemption. With notice given for redemption to occur on April 15, 2016, and the redemption funds deposited in escrow, all rights of the holders of the holders of the Series A Preferred Stock and Series B Preferred Stock terminated, except the right to receive the redemption price. All shares of the Series A Preferred Stock and the Series B Preferred Stock were redeemed on April 15, 2016.

RES Exchange. The Company entered into an Agreement dated March 16, 2016, or the Exchange Agreement, with RES pursuant to which all 3,000,000 outstanding shares of Series C Preferred Stock held by RES were exchanged for 3,000,000 shares of Series D Preferred Stock. Pursuant to the Exchange Agreement, as payment of accrued and unpaid dividends in the amount of $4,947,370 on the Series C Preferred Stock, the Company (a) paid to RES an amount of cash equal to $1,484,211, (b) issued to RES 245,156 shares of Series D Preferred Stock and (c) so that RES and its affiliates do not beneficially own in excess of 49% of the voting stock of the Company, the Company issued to RES the Note, bearing interest at 6.25% per annum, in the principal amount of $1,011,599.

RES at its option may at any time elect to convert the Note, in whole or part, by notice delivered to the Company, into a number of shares of common stock, determined by dividing the principal amount of the Note to be converted by $1.60, provided that, any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of the voting stock of the Company. Any such conversion reduces the principal amount of the Note proportionally.

RES Warrants. In February 2012, in connection with the purchase of the Series C Preferred Stock, the Company issued warrants, or the Old Warrants, to RES to purchase 3,750,000 shares of common stock. On January 24, 2017, the Company exchanged new warrants to purchase 154,540 shares of common stock, or the New Warrants, for the Old Warrants. The number of New Warrants issued in exchange for the Old Warrants equals the number of shares of common stock issuable upon exercise of the Old Warrants pursuant to a cashless exercise provisions of the Old Warrants. The New Warrants are exercisable, if following the exercise RES’s ownership of the Company’s voting stock does not exceed 49.5%, for 150,540 shares of common stock, have an exercise price of $.001 for each share of common stock and expire on January 24, 2019.

RES Investor Rights and Conversion Agreement. The Company entered into an Investor Rights and Conversion Agreement (the “RES Investor Rights and Conversion Agreement”) dated February 1, 2012 with RES pursuant to which the Company granted RES and its affiliates and their respective subsidiaries, among other rights, the right to purchase equity shares or securities convertible into equity shares in future Company offerings on a pro rata basis based on their share ownership.

RES Registration Rights Agreement. The Company entered into a registration rights agreement (the “RES Registration Rights Agreement”) dated February 1, 2012 with RES. The Registration Rights Agreement requires on request of RES the Company to register for resale by the holders the common stock issued upon conversion of the Series C Preferred Stock and upon exercise of the RES Warrants, these rights have been carried forward into the Series D Preferred Stock. The RES Registration Rights Agreement also grants RES the right to participate in certain future underwritten offerings of securities by the Company.

RES Directors Designation Agreement. The Company entered into a directors designation agreement (the “RES Directors Designation Agreement”) dated February 1, 2012 with RES pursuant to which the Company will appoint up to four directors designated by RES to the board of directors. RES has designated and the Company has appointed Messrs. Elsztain, Friend, Landry and Sabin to the board pursuant to the RES Directors Designation Agreement.

RES may appoint the following number of directors if it owns the indicated percentage of voting power of the combined voting power of common stock and preferred stock:

Voting Power	No. of Directors
34%	4
22% or more but less than 34%	3
14% or more but less than 22%	2
7% or more but less than 14%	1

StepStone Investor Rights Agreement. The Company entered into an StepStone Investor Rights Agreement (the “StepStone Investor Rights Agreement”) dated March 16, 2016 with SREP and StepStone pursuant to which the Company appointed three director nominees selected by StepStone to the board of directors, Messrs. Giller, MacDonald and Linehan. The Company also agreed to maintain the board of directors at no more than nine members.

StepStone may nominate the following number of directors if it beneficially owns the indicated percentage of voting power of the Company: (a) three directors if it owns 22% or more of the outstanding voting power, (b) two directors if it owns 14% or more but less than 22% of the outstanding voting power, and (c) one director if it owns 7% or more but less than 14% of the outstanding voting power.

The StepStone Investor Rights Agreement also requires the Company, upon request of StepStone to register the resale of the common stock issued to StepStone or specified affiliates upon conversion of the Series D Preferred Stock.

We have agreed with RES to maintain the size of our board of directors at nine members as long as RES has the right to designate one or more nominees for election to our board of directors. We have also agreed with StepStone to maintain the size of our board of directors at nine members as long as StepStone has the right to designate one or more nominees for election to our board of directors.

Each of RES and StepStone in their respective agreements with us has agreed to vote for the election of the incumbent members of the board of directors and their successors nominated by the nominating committee of the board of directors.

Conversion of Series D Preferred Stock. On February 28, 2017, the Company entered into an agreement with RES and IRSA, or the RES Agreement, and an agreement with SREP and StepStone, or the SREP Agreement, for the voluntary conversion of all of the shares of Series D Preferred Stock held by each of them into common stock, pursuant to the terms of the Series D Preferred Stock, and the issuance of Series E Preferred Stock to RES and SREP.

Each share of Series D Preferred Stock was convertible, at the option of the holder, at any time into common stock at a conversion price of $1.60 for each share of common stock, which is equal to the rate of 6.25 shares of common stock for each share of Series D. Pursuant to the RES Agreement, RES voluntarily converted its 3,245,156 shares of Series D Preferred Stock into 20,282,225 shares of common stock. Pursuant to the SREP Agreement, SREP voluntarily converted its 3,000,000 shares of Series D Preferred Stock into 18,750,000 shares of common stock.

Pursuant to the RES Agreement, RES received 487,738 shares of Series E Preferred Stock and SREP received 437,262 shares of Series E Preferred Stock upon the conversion of their Series D Preferred Stock. Each of the agreements also extended and amended certain existing registration rights held by RES and SREP, respectively, to common stock issued on conversion of the Series D Preferred Stock, and issuable on conversion of the Series E Preferred Stock. Pursuant to the RES Agreement, the Note, which was convertible into Series D Preferred Stock, was amended so that it is convertible instead directly into 632,249 shares of common stock which would have otherwise been issuable upon conversion of such shares of Series D Preferred Stock. The Note was also amended so that interest will be paid on the Note only at times that preferred dividends are paid to the holders of the Series E Preferred Stock. See “Description of Capital Stock-Series E Preferred Stock” and “Risk Factors” for further description of Series E Preferred Stock.

Additional provisions of the SREP Agreement and RES Agreement are described below.

Certain Future Offerings and Registration Rights

Pursuant to the SREP Agreement, prior to March 16, 2021, and provided that the Series E Preferred Stock is outstanding and SREP holds 14% or more of the voting control of the Company, then with respect to the issuance of common stock, or securities convertible into common stock, including this offering, or Future Offering (exclusive of the issuance of common stock with respect to certain commitments, and certain existing long-term incentive plan or operating units of the Company’s operating partnership and certain future compensation awards), the Company will not without the consent of SREP:

•	until an aggregate of $100 million of common stock has been sold, issue common stock below the price of $1.60 per share, or securities convertible into common stock with a real or effective conversion or strike price below $1.60 per share of common stock, and

•	thereafter issue common stock below the price of $1.72 per share, or securities convertible into common stock with a real or effective conversion or strike price below $1.72 per share of common stock (each of the foregoing prices per share appropriately adjusted in the same manner as the conversion price of the Series E Preferred Stock is adjusted pursuant to the antidilution terms of the Series E Preferred Stock).

If SREP does not consent with respect to a Future Offering that requires its consent, then the Company may make an irrevocable offer to SREP to repurchase all shares of Series E Preferred Stock and common stock received by SREP on conversion of Series E Preferred Stock and Series D Preferred Stock. The repurchase price will be equal to the greater of:

•	an aggregate amount equal to (A) 120% of the liquidation preference of Series E Preferred Stock beneficially owned by SREP plus (B) 120% of the then-current conversion price of the Series E Preferred Stock for each share of common stock beneficially owned by SREP that were issued upon conversion of any Series D Preferred Stock or Series E Preferred Stock, or

•	in exchange for the Series E Preferred Stock and common stock issued upon conversion of any Series D Preferred Stock and Series E Preferred Stock, an amount equal to 95% of the aggregate net asset value of the Company per share multiplied by the number of shares of common stock beneficially owned by SREP that were issued upon conversion of any Series D Preferred Stock and Series E Preferred Stock, and shares of common stock issuable upon conversion of Series E Preferred Stock (regardless of whether the Series E Preferred Stock is convertible at such time).

Such repurchase offer, if accepted by SREP, will be conditioned upon, and the repurchase will occur concurrently with the closing of the Future Offering.

The RES Agreement provides the same consent and repurchase rights with respect to RES.

Voting Rights of Series E Preferred Stock and Board of Directors

The holders of the Series E Preferred Stock have the right to vote separately as a class on matters generally affecting the Series E Preferred Stock. Additionally, as long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, then 75% approval of the Series E Preferred Stock will be required to approve significant corporate events as follows: merger, consolidation, liquidation or winding up of Condor, related party transactions exceeding $120,000, payment of dividends on common stock except from funds from operations or to maintain REIT status, the grant of exemptions from Condor’s charter limitation on ownership of 9.9% of any class or series of its securities (exclusive of SREP and RES), issuance of preferred stock, or commitment or agreement to do any of the foregoing. If the outstanding shares of Series E Preferred Stock declines below 434,750 shares (47% of the original outstanding shares of Series E Preferred Stock), the holders of the Series E Preferred Stock will no longer have rights for a class vote to approve or consent to certain actions by the Company. If those voting rights are no longer available and SREP holds 15% or more of the voting power of the Company, the Company has agreed in the SREP Agreement with SREP to reduce the size of board of directors of the Company from its current size of nine members to seven members. Similarly, if those voting rights are no longer available and RES holds 15% or more of the voting power of the Company, the Company has agreed in the RES Agreement with RES to reduce the size of board of directors of the Company from its current size of nine members to seven members.

If the size of the board of directors of the Company is reduced to seven members, SREP’s current rights to designate directors for election to the board of directors based on its percentage of voting power to vote for election of directors would also change to the following:

Voting Ownership %	# of Director Designees
29% or more	3
Less than 29%
but 15% or more	2
Less than 15%
but 7% or more	1

If size of the board of directors of the Company is reduced to seven members, RES’s current rights to designate directors for election to the board of directors based on its voting power to vote for the election of directors would also change as described above.

Liquidation Proposal

If a sale of common stock in a single offering of at least $50,000,000 or the sale of common stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at a real or effective offering price of $1.60 per share (subject to the antidilution adjustment for the conversion price of the Series E Preferred Stock) or more has not occurred by March 16, 2021, SREP or RES may require the Company to submit a proposal to liquidate the Company to the shareholders, provided that the holders of the Series E Preferred Stock otherwise hold in the aggregate 50% of the voting power to approve such liquidation of the Company.

Shareholder Vote

Specific items in the terms of the Series E Preferred Stock are required to be submitted for shareholder vote at the next annual shareholders meeting of the Company.

Conversion Price. Subject to obtaining shareholder approval pursuant to the Nasdaq Marketplace Rules, the Series E Preferred Stock is convertible, at the option of the holder, at any time on or after February 28, 2019, into common stock of $2.13 for each share of common stock, which is equal to the rate of 4.69 shares of common stock for each share of Series E Preferred Stock. The shareholders will be asked to approve the conversion price (a “Conversion Price Approval”), but if such approval is not obtained, the Series E Preferred Stock may not be converted into shares of common stock by a holder.

Put Rights. Subject to obtaining shareholder approval pursuant to Nasdaq Marketplace Rules the holders have put rights (“Put Rights”) commencing March 16, 2021 to put the Series E Preferred Stock to the Company at 130% of its liquidation preference, which the Company can satisfy with cash or common stock. If the Company uses common stock to satisfy the Put Rights, the value per share of the common stock used to satisfy the Put Rights shall be the greater of (a) the weighted market sale price average per shares of the common stock for the 30 trading days (or such longer trading period as required to have at least 5 trading days on which trades occurred) preceding the put right notice from or a holder of Series E Preferred Stock, or (b) $0.75 per share of common stock. The shareholders will be asked to approve the method of determining the value of the common stock (a “Put Right Approval”), but if such approval is not obtained, the Put Rights may not be exercised by a holder of Series E Preferred Stock.

Articles Amendment. Pursuant to the terms of the Series E Preferred Stock, the Company will seek shareholder approval of an amendment to the Articles (a “Representations Exemption Approval”) to eliminate the requirement that the board receive certain shareholder representations and undertakings in connection with granting exemptions from the prohibition in the Articles for a person owning more than 9.9% of the common stock or 9.9% of any class or series of preferred stock of the Company for conversions of Series E Preferred Stock as long as the board is able to obtain the opinion of counsel required in the Articles as a condition to the board granting such an exemption.

The Company has agreed to submit the Conversion Price Approval, the Put Right Approval and the Representations Exemption Approval to the shareholders for approval at the next annual shareholders meeting of the Company in 2017. RES, and SREP have agreed to vote all shares of their common stock affirmatively on such matters. The aggregate voting power of RES and SREP voted affirmatively for such matters is sufficient to assure approval of such matters at the next annual shareholders meeting of the Company in May 2017.

RES, in the RES Agreement, and SREP, in the SREP agreement, have agreed to vote all shares of their common stock affirmatively on such matters. The aggregate voting power of RES and SREP voted affirmatively for such matters is sufficient to assure approval of such matters at the next annual shareholders meeting of the Company in May 2017.

SECURITIES OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus, by the following persons (a) each shareholder known to us to beneficially own more than 5% of the outstanding shares of our common stock, (b) each director or nominee, (c) each executive officer named in the Summary Compensation Table and (d) all directors and executive officers as a group. A person has beneficial ownership over shares if he or she has or shares voting or investment power over the shares, or the right to acquire that power within 60 days of the date of this prospectus.

With respect to our continuing qualification as a real estate investment trust, our Amended and Restated Articles of Incorporation (the “Articles”) contain an ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock. Our Articles permit the board of directors, in its sole discretion, to exempt a person from this ownership limit if the person provides representations and undertakings that enable the board to determine that granting the exemption would not result in the Company losing its qualification as a REIT. Under the IRS rules, REIT shares owned by certain entities are considered owned proportionately by owners of the entities for REIT qualification purposes. The holders below of securities in excess of the ownership limit provided representations and undertakings necessary for the Board to grant such an exemption.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(1)	Pro Forma Ownership(2)	Pro Forma Percent of Class(2)
Real Estate Strategies L.P.
2 Church Street
Hamilton DO HM CX, Bermuda	common stock	21,543,948	(3)	48.9%

SREP III Flight – Investco, L.P.
150 California St., Suite 850
San Francisco, CA	common stock	18,750,000	(4)	42.6%

Jeff Giller
150 California St., Suite 850
San Francisco, CA	common stock	18,750,000	(5)	42.6%

Brendan MacDonald
150 California St., Suite 850
San Francisco, CA	common stock	18,750,000	(6)	42.6%

J. William Blackham	common stock	657,894	(7)	1.5%

John M. Sabin	common stock	15,344

James H. Friend	common stock	9,169

Donald J. Landry	common stock	22,480

Daniel R. Elsztain	common stock	12,988

Daphne J. Dufresne	common stock	14,894

Mark D. Linehan	common stock	10,000

Jonathan J. Gantt	common stock	0

Arinn Cavey	common stock	0

Jeffrey W. Dougan	common stock	5,053	(8)

All directors and executive officers as a group (12 persons)	common stock	19,497,822	(9)	44.3%

(1)	Unless otherwise indicated, beneficial ownership of any named individual does not exceed 1% of the outstanding class of securities. In calculating the indicated percentage, the denominator includes the shares of common stock that could be acquired by the person through the exercise of options or warrants within 60 days of this prospectus. The denominator excludes the shares of common stock that would be acquired by any other person upon such exercise.
(2)	Based on the sale of shares of common stock in this offering and the assumption that beneficial owners listed in the table, with the exception of Mr. Blackham, do not purchase any shares in this offering.
(3)	Real Estate Strategies L.P. (“RES”), an investment vehicle indirectly controlled by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an Argentinean-based publicly traded company, acquired 20,282,225 shares of common stock upon conversion of the Series D Preferred Stock on February 28, 2017. RES acquired 487,738 shares of Series E Preferred Stock on February 28, 2017 which is convertible into up to 2,289,849 shares of common stock after February 28, 2019 following shareholder approval of the conversion price, that are not included in the share totals.

Based on information appearing in Amendment No. 5 to a Schedule 13D filed by RES with the Securities and Exchange Commission on March 3, 2017, RES has shared voting and shared dispositive power over a total of 21,543,948 shares of common stock. RES and its affiliates, for purposes of Section 13(d)(3) of the

Exchange Act, consists of Eduardo S. Elsztain, and the following entities controlled, either directly or indirectly, by Mr. Elsztain: Consultores Assets Management S.A. , Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Idalgir S.A., Consultores Venture Capital Ltd., Ifis Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, IRSA, Tyrus S.A., Jiwin S.A., Efanur SA and RES.

RES also holds a convertible promissory note (the “Note), convertible into 632,249 shares of common stock that are not included in the share totals because the Note is not currently convertible pursuant to a provision the Note which prohibits conversion if RES and its affiliates would hold more than 49% in the aggregate of the voting stock of the Company. RES also holds warrants to acquire 150,540 shares of common stock that are not included in the share totals, because the warrants are not currently exercisable pursuant to a provision in the warrants which prohibits exercise if RES and its affiliates would hold more than 49.5% of the voting stock of the Company.

(4)	SREP III Flight-Investco, L.P. (“SREP”), an affiliate of StepStone Group LP, acquired 18,750,00 shares of common stock on conversion of the Series D Preferred Stock on February 28, 2016. SREP acquired 437,262 shares of Series E Preferred Stock on February 28, 2017 which is convertible into up to 2,052,873 shares of common stock after February 28, 2019 following shareholder approval of the conversion price, that are not included in the share totals.
(5)	Mr. Giller is a member of StepStone Group Real Estate Holdings LLC, general partner of StepStone Group Real Estate LP, the sole member and investment manager of StepStone REP III (GP), LLC, the general partner of SREP, the record holder of the 18,750,00 shares of common stock and 437,262 shares of Series E Preferred Stock. Mr. Giller may be deemed a participant in the control of the voting, disposition or purchase of these shares and thus may be deemed to share beneficial ownership of these shares. Mr. Giller disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this table shall not be an admission of beneficial ownership of all of the reported securities for any purpose.
(6)	Mr. MacDonald is a member of StepStone Group Real Estate Holdings LLC, general partner of StepStone Group Real Estate LP, the sole member and investment manager of StepStone REP III (GP), LLC, the general partner of SREP the record holder of the 18,750,00 shares of common stock and 437,262 shares of Series E Preferred Stock. Mr. MacDonald may be deemed a participant in the control of the voting, disposition or purchase of these shares and thus may be deemed to share beneficial ownership of these shares. Mr. MacDonald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this table shall not be an admission of beneficial ownership of all of the reported securities for any purpose.
(7)	Includes 430,000 shares of common stock which Mr. Blackham has the right to acquire through the exercise of an employment grant warrant.
(8)	Includes 3,125 shares of common stock which Mr. Dougan has the right to acquire through the exercise of options.
(9)	Includes 433,125 shares of common stock which Messers. Blackham and Dougan have the right to acquire through the exercise of options and warrants and the 18,750,000 shares of common stock listed for Messrs. Giller and MacDonald (see footnotes 6 and 7 above).

DESCRIPTION OF CAPITAL STOCK

The following summary discusses the material terms of our capital stock and does not purport to be a complete summary and is qualified in its entirety by reference to Maryland laws and our articles of incorporation and bylaws, copies of which have previously been filed with the SEC. See “Where You Can Find More Information.”

General

Our articles of incorporation provide that we may issue up to 240,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share. Under Maryland law, our shareholders are not personally liable for our debts and obligations solely as a result of their status as shareholders. As of the date of this prospectus, there are 43,993,705 shares of our common stock issued and outstanding and 925,000 shares of our Series E Preferred Stock issued and outstanding.

Transfer Agent

The transfer agent and registrar for our common stock and Series E Preferred Stock is American Stock Transfer & Trust Company, LLC.

Preemptive Rights

Pursuant to agreements with RES and StepStone, we granted each of RES and StepStone the right to purchase our equity shares or securities convertible into our equity shares in our public and non-public offerings of our equity securities or securities convertible into our equity securities for cash proportional to their combined fully diluted beneficial ownership of our common stock (including common stock issuable upon conversion of the Series D Preferred Stock and exercise of the warrants) at the same price and on the same terms as offered to others in the offering. The purchase right terminates on January 31, 2019, or later on January 31, 2021 for RES or StepStone if they beneficially own at least 10,000,000 shares of common stock at the time of the offering. The purchase right does not apply to issuances of equity securities (a) as employee equity awards or (b) for consideration in acquisition transactions.

Description of Our Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, holders of our common stock possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding shares of any series of our preferred stock, holders of our common stock vote as a single class. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Maryland General Corporation Law and the preferential rights of any other series of shares of our preferred stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by the board of directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

Other Rights

Except for the contractual preemptive rights held by RES and StepStone shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable shares. The shares of common stock issuable pursuant to this prospectus will be duly authorized, validly issued, fully paid and nonassessable shares.

Description of Preferred Stock

Our articles of incorporation permit our board of directors to authorize the issuance of shares of our preferred stock from time to time, in one or more series. Our board of directors may grant the holders of any series of our preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of some, or a majority, of the shares of our common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of our common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock. We have only one series of preferred stock outstanding at the date of this prospectus, the Series E Preferred Stock.

Series E Preferred Stock

Dividends. A holder will receive preferential cumulative cash dividends at the rate of 6.25% per annum of the $10.00 face value per share (equivalent to a fixed annual amount of $0.625 per year) as an annual cumulative dividend, payable quarterly, commencing March 31, 2017, for each share of Series E Preferred Stock, when authorized by the Board or a duly authorized committee thereof. Dividends are cumulative and accrue, whether or not declared. Accrued but unpaid dividends on the Series E Preferred Stock will accumulate and will earn additional dividends at 9.5%, or 12.5% if a Qualified Offering (as defined below) has not occurred, compounding quarterly.

Rank. With respect to dividend rights and rights upon the Company’s liquidation, dissolution or winding up, the Series E Preferred Stock will rank (a) prior or senior to the common stock, (b) prior or senior to all classes or series of preferred stock issued by the Company (the “Preferred Stock”), the terms of which specifically provide that such shares rank junior to the Series E Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company (together with the common stock, collectively, “Junior Shares”), (c) on a parity with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company with all classes or series of shares of preferred stock issued by the Company, the terms of which specifically provide that such shares rank on a parity with the Series D Preferred Stock (collectively, “Parity Shares”) and (d) junior to all existing and future indebtedness of the Company.

Liquidation Preference. Upon the Company’s liquidation, dissolution or winding up, before any distribution is made to the holders of common stock or any other capital stock that ranks junior, the holders of the Series E Preferred Stock are entitled to a liquidation preference of $10.00 per share (the “Liquidation Preference”), plus the sum of (i) an amount equal to any accrued and unpaid dividends to the date of payment and (ii) in the case of a liquidation, dissolution or winding up that occurs on or after March 16, 2021, and if a Qualified Offering has not occurred prior to the time of such liquidation, dissolution or winding up, the additional sum of the “Net Series E Per Share Additional Liquidation Preference” described below.

“Qualified Offering” means (i) the sale of common stock in a single offering of at least $50,000,000 or (ii) the sale of common stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at an offering price of $1.60 per share (appropriately adjusted in the same manner as the Conversion Price, described below) or more.

“Net Series E Per Share Additional Liquidation Preference” means an amount equal to [A - B +/- C]/925,000, where:

A = $16,135,263

B = the (i) amount to the extent by which the per share weighted market sale price average of the common stock, as reported by the Nasdaq Stock Market or any other national securities exchange on which the common stock are then listed for trading, or if none, the most recently reported “over the counter” trade price, for the 30 trading days (or such longer trading period as required to have at least 5 trading days on which trades occurred) preceding the public disclosure of the liquidation, dissolution or winding up exceeds $1.60 per share, multiplied by (ii) 39,644,474.

C =

(i) subtract the amount, if any positive amount, prorated for any partial year, by which the (A) aggregate cash dividends paid on 39,644,474 shares of common stock during the Dividend Benefit Measuring Period (as defined below) exceeds (B) an amount equal to the equivalent of a 6.25% annual dividend on securities with a face value of $63,463,159 as if paid during the Dividend Measuring Period (and if there are accumulated but unpaid dividends on the Series E Preferred Stock, 9.5% or 12.5% on equivalent dividends as if there were accumulated and unpaid for the same periods in the same manner); or

(ii) add the amount, if any positive amount, prorated for any partial year, by which (A) an amount equal to the equivalent of a 6.25% annual dividend on securities with a face value of $63,463,159 as if paid during the Dividend Measuring Period (and if there are accumulated but unpaid dividends on the Series E Preferred Stock, 9.5% or 12.5% on equivalent dividends as if there were accumulated and unpaid for the same periods) is greater than (B) the aggregate cash dividends paid on 39,644,474 shares of common stock during the Dividend Benefit Measuring Period.

“Dividend Measurement Period” means the period commencing on the date of issuance of the Series E Preferred Stock and ending on the date immediately preceding the public disclosure of the liquidation, dissolution or winding up of the Company.

Redemption. the Company upon not less than 30 nor more than 60 calendar days’ prior written notice, may at its option at any time after a Qualified Offering has occurred or from time to time thereafter, select a redemption date or dates to redeem up to a total of 490,250 shares of Series E Preferred Stock, in all cases for cash at a redemption price equal to the “Redemption Amount”, described below, per share, plus all accrued and unpaid dividends to the date of redemption provided that (x) redemptions are made pro rata (as nearly as practicable without creating factional shares) to all holders of Series E Preferred Stock, and (y) the Company may not borrow funds, or delay making any capital expenditures or paying any operating expenses, for the purpose of making any such partial redemptions.

The “Redemption Amount” with respect to a share of Series E Preferred Stock means:

•	110% of the Liquidation Preference for redemption on or before March 16, 2019;

•	120% of the Liquidation Preference for redemption from March 16, 2019 and prior to March 16, 2020; and

•	130% of the Liquidation Preference for redemption on or after March 16, 2020.

Conversion. Subject to obtaining shareholder approval, or Conversion Price Approval, pursuant to the Nasdaq Marketplace Rules as described below under Shareholder Vote, the Series E Preferred Stock is convertible, at the option of the holder, at any time on or after February 28, 2019, into common stock, or the Conversion Price, of $2.13 for each share of common stock, which is equal to the rate of 4.69 shares of common stock for each share of Series E Preferred Stock.

Conversion Price. The initial conversion price will be $2.13, but the conversion price will be subject to anti-dilution adjustments upon the occurrence of stock splits and stock dividends.

Automatic Conversion. In the event of a “Qualified Pricing Event,” described below, a number of shares of Series E Preferred Stock (including any fraction of a share) as is determined by:

•	multiplying the daily weighted market sales price average by the daily average volume of the common stock during the “Qualified Pricing Event Period,” described below, and then

•	multiplying the result by 15, and then

•	dividing that result by the Liquidation Preference (the “Qualified Number of Shares”)

shall automatically convert into an aggregate number of shares of common stock (including any fraction of a share) as is determined by:

•	multiplying the Qualified Number of Shares (including any fraction of a share) by the Liquidation Preference, and then

•	dividing the result by the Conversion Price then in effect.

No automatic conversion of Series E Preferred Stock will occur during a period of 90 calendar days following an automatic conversion of Series E Preferred Stock (an “Automatic Conversion Limitation Period”) but may occur on the 91st day and any day thereafter, unless prohibited by another Automatic Conversion Limitation Period.

A “Qualified Pricing Event” means the common stock trades for 60 consecutive trading days (or such longer trading period to have at least 5 trading days on which trades occurred) at a weighted market sales price average equal to or greater than 120% of the Conversion Price as reported by the Nasdaq Stock Market or any other national securities exchange on which the common stock is then listed for trading, or if none, the as reported “over the counter” trade price for such time period (a “Qualified Pricing Event Period”).

Put Rights. Subject to obtaining shareholder approval pursuant to Nasdaq Marketplace Rules as described below under “Shareholder Vote” (a “Put Right Approval”), the holders have put rights (“Put Rights”) commencing March 16, 2021 to put the Series E Preferred Stock to the Company at 130% of its liquidation preference, which the Company can satisfy with cash or common stock. If the Company uses common stock to satisfy the Put Rights, the value per share of the common stock used to satisfy the Put Rights shall be the greater of (a) the weighted market sale price average per shares of the common stock for the 30 trading days (or such longer trading period as required to have at least 5 trading days on which trades occurred) preceding the put right notice from or a holder of Series E Preferred Stock, or (b) $0.75 per share of common stock. If shareholder approval is not obtained, the Put Rights may not be exercised by a holder of Series E Preferred Stock.

Articles Amendment. Pursuant to the terms of the Series E Preferred Stock, the Company will seek shareholder approval of an amendment to the Articles (a “Representations Exemption Approval”) to eliminate the requirement that the board receive certain shareholder representations and undertakings in connection with granting exemptions from the prohibition in the Articles for a person owning more than 9.9% of the common stock or 9.9% of any class or series of preferred stock of the Company for conversions of Series E Preferred Stock as long as the board is able to obtain the opinion of counsel required in the Articles as a condition to the board granting such an exemption.

Shareholder Vote. The Company has agreed to submit the Conversion Price Approval, the Put Right Approval and the Representations Exemption Approval to the shareholders for approval at the next annual shareholders meeting of the Company in 2017. RES, and SREP have agreed to vote all shares of their common stock affirmatively on such matters. The aggregate voting power of RES and SREP voted affirmatively for such matters is sufficient to assure approval of such matters at the next annual shareholders meeting of the Company in May 2017.

Voting Rights as a Class. So long as any shares of Series E Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of not less than 75% of the Series E Preferred Stock, voting separately as a class:

•	amend, alter, repeal or make other changes to any provision of the terms of the Series E Preferred Stock of any provision elsewhere in the Articles of Incorporation of the Company (the “Articles”) so as to adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock or the holders thereof, including without limitation any amendment, alteration, repeal or other change effected in connection with a merger, consolidation or similar transaction (any such transaction, which for the avoidance of doubt does not include any liquidation, dissolution or winding up of the Company, an “Event”);

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking on a parity with, or senior to, the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or otherwise, or reclassify any shares of capital stock into any such shares; or

•	agree or commit to any of the foregoing.

Pursuant to the terms of the Series E Preferred Stock, so long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, the Company will not, without the affirmative vote or consent of the holders of not less than 75% of the Series E Preferred Stock then outstanding;

•	merge, consolidate, liquidate, dissolve or wind up the Company or sell, lease or convey all or substantially all of the assets of the Company;

•	engage in any transaction in which the Company is to be a participant and the amount involved exceeds $120,000, other than employment compensation, and in which any of the Company’s directors or executive officers or any member of their immediate families will have a material interest, exclusive of interests arising solely from the ownership of a class of equity securities of the Company provided that all holders of such class of equity securities receive the same benefit on a pro rata basis;

•	except for dividends or distributions of cash from the Company’s funds from operations and except as required to preserve the Company’s qualification as a real estate investment trust under the Code, declare or pay any dividends or other distributions on shares of common stock or any other Junior Shares;

•	grant an exemption from the 9.9% ownership limit set forth in the Articles or otherwise, provided that the board of directors may grant additional exemptions pursuant to the Articles to prior recipients of such exemptions, and their affiliates, if such recipients were shareholders as of February 28, 2017;

•	issue any preferred stock of the Company; or

•	agree or commit to do any of the foregoing.

With respect solely to the exercise of the above described voting rights as a class, each share of Series E Preferred Stock has one vote per share.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Ownership and Transfer

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock. Subject to certain exceptions, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

•	the number of outstanding shares of our common stock, or

•	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

•	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,

•	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

•	result in our being “closely held” under the federal income tax laws, or

•	cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than TRS Lessee), under the federal income tax laws,

will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

•	the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

•	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or

•	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by the board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, 5% or more, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a REIT and to ensure compliance with the ownership limit.

The ownership limit in our articles of incorporation will continue to apply until:

•	our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, and

•	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders.

DESCRIPTION OF CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW, OUR ARTICLES OF INCORPORATION AND OUR BYLAWS

General

The Maryland General Corporation Law contains provisions that may have the effect of impeding the acquisition of control of a Maryland corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

The Maryland Business Combination Act prohibits a business combination between a Maryland corporation and any interested shareholder or any affiliate of an interested shareholder for five years following the most recent date upon which the shareholder became an interested shareholder. A business combination includes a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Generally, an interested shareholder is anyone who owns 10% or more of the voting power of the corporation’s shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless (a) the transaction has been recommended by the board of directors and (b) the transaction has been approved by (i) 80% of the outstanding votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than shares owned by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

Control Share Acquisitions Statute

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and employees of the corporation who are directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (a) one-tenth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within fifty (50) days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition. The “control share acquisition” statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation.

The charter or bylaws of a Maryland corporation may include a provision opting out of the control share acquisition statute of the Maryland General Corporation Law; however, neither our articles of incorporation nor our bylaws contain such an opt out provision. Accordingly, the control share acquisition statute of the Maryland General Corporation Law will apply to any acquisition by any person of our stock.

Our Articles of Incorporation and Bylaws

Board of Directors

Our board of directors currently consists of nine directors. Our articles of incorporation provide that our board of directors will consist of no less than three nor more than eleven members. Our bylaws provide that a majority of our board will be independent directors and that the number of directors may be established by our board of directors from time to time within the range set by our articles of incorporation.

Our directors are elected annually to serve one-year terms and until their successors are elected and qualify. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock and our outstanding shares of Series D Preferred Stock have the ability to elect all of the members of our board of directors. RES and StepStone, our two largest shareholders, hold significant voting power and have the right to designate directors. See “Risks Related to this Offering – RES and StepStone hold significant voting power and have certain governance rights, as well as the right to designate directors, which provides these stockholders with significant power to influence our business and affairs, and their interests may differ from our other stockholders.”

Our bylaws provide that, except for vacancies resulting from the removal of a director by shareholders, a vacancy will be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any director appointed to fill a vacancy holds office until the next annual meeting and until his or her successor is duly elected and qualified. However, our bylaws further provide that a majority of independent directors must nominate replacements for vacancies among the independent directors and that a majority of independent directors must elect those replacements.

Our bylaws provide that our shareholders may, at any time, remove any director, with or without cause, by affirmative vote of a majority of the votes entitled to be cast in the election of directors, and may elect a successor to fill any resulting vacancy.

Meetings of Shareholders

Under our bylaws, annual meetings of shareholders are held each year at a date and time as determined by our chief executive officer or our board of directors. Special meetings of shareholders may be called by our chief executive officer, a majority of our directors, or a majority of our independent directors. Special meetings of shareholders may also be called upon the written request of the holders of not less than ten percent of the votes entitled to be cast at such meeting. Unless requested by shareholders entitled to cast a majority of votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any annual or special meeting of shareholders held during the preceding twelve months.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by our board of directors or (c) by a shareholder who has complied with the advance notice procedures of our bylaws.

REIT Status

Our articles of incorporation provide that it is the duty of our board of directors to ensure that our company satisfies the requirements for maintaining our qualification as a REIT under the Code. The board of directors may take no action to disqualify our company as a REIT or otherwise revoke our REIT election without the affirmative vote of two-thirds of the number of votes entitled to be cast on such matter at a special meeting of shareholders. Our articles of incorporation permit the board of directors, in its sole discretion, to exempt a person from the ownership limit in the articles of incorporation if the person provides representations and undertakings that enable the board to determine that granting the exemption would not result in us losing our qualification as a REIT. Under the Code, REIT shares owned by certain entities are considered owned proportionately by owners of the entities for REIT qualification purposes. RES and StepStone provided representations and undertakings necessary for our board of directors to grant such exemptions.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended by the affirmative vote of the shareholders holding a majority of the votes entitled to be cast on such matter, subject to provisions of Maryland law that would require a different vote. Our bylaws may, subject to the provisions of Maryland law, be amended by (a) the affirmative vote of a majority of the directors, except that the board of directors cannot alter or repeal any bylaws made by the shareholders, or (b) the affirmative vote of a majority of the votes entitled to be cast on such matter.

Our articles of incorporation specifically provide that the affirmative vote of holders of at least 75% of the Series E Preferred Stock then outstanding is required to effect any amendment to our articles of incorporation that adversely affects any of their respective rights, preferences, privileges, or voting powers or creates a class or series of capital stock on a parity with, or senior to, them (each an “Event”). As provided in our articles of incorporation, so long as the Series E Preferred Stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in any merger or consolidation to which we became a party) remains outstanding with the terms thereof unchanged, the occurrence of any such Event is not deemed to adversely affect such rights, preferences, privileges or voting power of holders of the Series E Preferred Stock.

A Maryland corporation may also provide in its charter that the board of directors, with the approval of a majority of the entire board, and without action by the shareholders, may approve amendments to the charter to increase or decrease the aggregate number of shares of stock that the corporation is authorized to issue or the number of shares of stock of any class or series that the corporation is authorized to issue. Our articles of incorporation provide our board of directors with such power.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Description of Capital Stock—Description of Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of our company or its predecessor shall be liable to us or our shareholders for money damages. To the maximum extent permitted by Maryland law in effect from time to time, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of our company or its predecessor and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of our company or its predecessor and at the request of our company or its predecessor, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the our articles of Incorporation and bylaws vest immediately upon election of a director or officer. We may indemnify any other persons permitted but not required to be indemnified by Maryland law, as applicable from time to time, if and to the extent indemnification is authorized and determined to be appropriate, in each case in accordance with applicable law, by our board of directors. The indemnification and payment or reimbursement of expenses provided in our articles of incorporation shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise.

No amendment of our articles of incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers under our articles in respect of any act or omission that occurred prior to such amendment or repeal.

We have also entered into indemnification agreements with our directors and executive officers substantially setting forth the indemnification rights described above.

We have been informed that in the opinion of the SEC indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT OF CONDOR HOSPITALITY LIMITED PARTNERSHIP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is filed as Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 2, 2015. See “Where You Can Find More Information.”

Management

Condor Hospitality Limited Partnership was organized in 1994 as a Virginia limited partnership. On September 15, 2016, we changed the name of our operating partnership from Supertel Limited Partnership to Condor Hospitality Limited Partnership. Pursuant to the terms of the partnership agreement, Condor Hospitality REIT Trust (formerly Supertel Hospitality REIT Trust), as the sole general partner of Condor Hospitality Limited Partnership, has full, exclusive and complete responsibility and discretion in the management and control of Condor Hospitality Limited Partnership. Condor Hospitality REIT Trust is our wholly-owned subsidiary. The limited partners of Condor Hospitality Limited Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, Condor Hospitality Limited Partnership. Condor Hospitality REIT Trust, without the consent of the limited partners, may amend the partnership agreement in any respect to the benefit of and not adverse to the interests of the limited partners. Any other amendments to the partnership agreement require the consent of limited partners holding more than 50% of the percentage interests of the limited partners.

Transferability of Interests

Condor Hospitality REIT Trust may not voluntarily withdraw from Condor Hospitality Limited Partnership, and we may not transfer or assign our interest in Condor Hospitality REIT Trust. In addition, Condor Hospitality REIT Trust may not transfer or assign its interest in Condor Hospitality Limited Partnership unless:

•	the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction (see “Redemption Rights” below); or

•	the successor to us contributes substantially all of its assets to Condor Hospitality Limited Partnership in return for an interest in Condor Hospitality Limited Partnership.

With certain limited exceptions, the limited partners may not transfer their interests in Condor Hospitality Limited Partnership, in whole or in part, without the written consent of Condor Hospitality REIT Trust, which may withhold its consent in its sole discretion. Condor Hospitality REIT Trust may not consent to any transfer that would cause Condor Hospitality Limited Partnership to be treated as a “publicly traded partnership” or an association taxable as a corporation (other than a “qualified REIT subsidiary,” as defined herein) for federal income tax purposes or would otherwise violate any applicable federal or state securities laws.

Capital Contribution

The partnership agreement provides that if Condor Hospitality Limited Partnership requires additional funds at any time in excess of funds available to it from borrowing or capital contributions, we may borrow such funds and lend the funds to Condor Hospitality Limited Partnership on the same terms and conditions. The partnership agreement generally obligates us to contribute the proceeds of an equity offering, including the proceeds from this offering, as additional capital to Condor Hospitality Limited Partnership. Moreover, we are authorized to cause Condor Hospitality Limited Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in our best interest and in the best interests of Condor Hospitality Limited Partnership.

If we contribute additional capital to Condor Hospitality Limited Partnership, we will receive additional units of partnership interest, and our percentage interest in Condor Hospitality Limited Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Condor Hospitality Limited Partnership at the time of the contribution. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us.

The additional units of partnership issued to us will have designations, preferences and other rights, all such that the economic interests are substantially similar to the shares issued in an equity offering. In March 2016 we contributed the proceeds from the sale of the Series D Preferred Stock, and pursuant to the partnership agreement we received additional units of partnership interests which have distribution and liquidation rights and other rights senior to the common units of partnership units, and which convert to common units at the time, or ratably from time to time, as shares of Series D Preferred Stock are converted into common stock.

In addition, if we contribute additional capital to Condor Hospitality Limited Partnership, we will revalue the partnership’s property to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in the property would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of the property for fair market value on the date of the revaluation.

Redemption Rights

Each limited partner of Condor Hospitality Limited Partnership holding common units of limited partnership interests and each limited partner holding preferred units of limited partnership interests, if those preferred units so provide, may, subject to certain limitations, require that Condor Hospitality Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Condor Hospitality Limited Partnership. As of the date of this prospectus, 2,609,791 common units of Condor Hospitality Limited Partnership are held by the limited partners. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (a) a number of shares of our common stock at a rate of one share of our common stock for each eight units redeemed (subject to certain adjustments) or (b) cash in an amount equal to the market value of the number of shares of our common stock the limited partner would have received if we chose to purchase the units for our common stock. We anticipate that we generally will elect to purchase the common units for our common stock.

The redemption price will be paid in cash if the issuance of shares of our common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of our common or preferred stock in excess of 9.9% of the outstanding shares of our common stock or preferred stock of any series;

•	result in shares of our capital stock being owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our being “closely held” within the meaning of the federal income tax laws;

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant, other than TRS Lessee, of our or Condor Hospitality Limited Partnership’s real property, within the meaning of the federal income tax laws; or

•	cause the acquisition of shares of our common stock by the redeeming limited partner to be “integrated” with any other distribution of shares of our common stock for purposes of complying with the Securities Act.

A limited partner may not exercise the redemption right for less than 1,000 common units or, if a limited partner holds less than 1,000 common units, less than all of the common units held by the limited partner. The number of shares of our common stock issuable on exercise of the redemption rights will be adjusted on the occurrence of share splits, mergers, consolidations or similar pro rata share transactions.

LTIP Units

The partnership agreement allows for the issuance of profits interests in Condor Hospitality Limited Partnership in the form of long-term incentive plan units (“LTIP Units”), a class of limited partnership interests in Condor Hospitality Limited Partnership. As of the date of this prospectus, 5,263,152 LTIP Units of Condor Hospitality Limited Partnership are held by J. William Blackham, our Chief Executive Officer, but not yet earned. The LTIP Units owned by Mr. Blackham are earned in one-third increments upon our common stock achieving price per share milestones of $3.50, $4.50 and $5.50, respectively. These earned LTIP Units vest in March 2018, or earlier upon our change in control, and can be redeemed at the rate of one share of our common stock for each eight earned LTIP Units for up to 657,894 shares.

Operations

The partnership agreement requires that Condor Hospitality Limited Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT, to use reasonable efforts to avoid any federal income or excise tax liability imposed by the federal income tax laws, other than tax on any retained capital gain, and to ensure that Condor Hospitality Limited Partnership will not be classified as a “publicly traded partnership” for purposes of the federal income tax laws.

In addition to the administrative and operating costs incurred by Condor Hospitality Limited Partnership, the partnership pays all of our administrative costs, and these costs are treated as expenses of Condor Hospitality Limited Partnership. Our expenses generally include:

•	all expenses relating to our formation and continuing existence;

•	all expenses relating to the registration of securities by us;

•	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

•	all expenses associated with compliance by us with laws, rules and regulations promulgated by any regulatory body; and

•	all other operating or administrative costs we incur in the ordinary course of our business on behalf of Condor Hospitality Limited Partnership.

Distributions

The partnership agreement provides that Condor Hospitality Limited Partnership will distribute cash from operations on at least a quarterly basis. Cash from operations includes net sale or refinancing proceeds, but excludes net proceeds from the sale of Condor Hospitality Limited Partnership’s property in connection with a liquidation. We will determine the amount of distributions in our sole discretion. On liquidation of Condor Hospitality Limited Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of Condor Hospitality Limited Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of Condor Hospitality Limited Partnership, we will contribute cash to the partnership, equal to the negative balance in our capital account.

Allocations

Income, gain and loss of Condor Hospitality Limited Partnership for each fiscal year generally are allocated among the partners in accordance with their respective partnership interests, subject to compliance with the provisions of the federal income tax laws.

Term

Condor Hospitality Limited Partnership will continue until December 31, 2050, or until sooner dissolved on:

•	the bankruptcy, dissolution or withdrawal of Condor Hospitality REIT Trust, unless the limited partners elect to continue Condor Hospitality Limited Partnership;

•	the sale or other disposition of all or substantially all the assets of Condor Hospitality Limited Partnership;

•	the redemption of all units, other than those held by Condor Hospitality REIT Trust, if any; or

•	the election of Condor Hospitality REIT Trust and approval of the holders of 75% of the percentage interests of the limited partners, excluding Condor Hospitality REIT Trust.

Tax Matters Partner

We are the tax matters partner of Condor Hospitality Limited Partnership and have authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material federal income tax considerations that may be relevant to a prospective holder of our common stock. McGrath North Mullin & Kratz PC LLO has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Shareholders”), or foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Shareholders”).

The statements of law in this discussion are based on current provisions of the Code, existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this registration statement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to maintain our qualification as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

In connection with this filing, we received an opinion of McGrath North Mullin & Kratz, PC LLO, that we qualified to be taxed as a REIT for our taxable years ended December 31, 2013 through December 31, 2016, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2017, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is (1) based upon customary assumptions, (2) conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and (3) not binding upon the IRS or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax laws governing our qualification as a REIT, which are subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the federal income tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.

Generally, we will be subject to federal income tax in the following circumstances:

•	We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Under certain circumstances, we may be subject to the “alternative minimum tax”.

•	We will pay income tax at the highest corporate rate on (1) our net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of our business, and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on our net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our business (“prohibited transactions”).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of this required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the applicable recognition period after we acquire such asset, provided no election is made for the transaction to be taxable on a current basis.

•	We will incur a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•	If we fail to satisfy certain asset tests, described below under “—Asset Tests,” by more than a de minimis threshold, and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax equal to the greater of (1) $50,000, or (2) the amount determined by multiplying the highest rate of income tax for corporations (currently 35% effective rate) by the net income generated by the non-qualifying assets for the applicable period.

•	We may be subject to a $50,000 tax if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and such failure is due to reasonable cause and not willful neglect.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders as described in “—Recordkeeping Requirements.”

•	The earnings of our lower-tier entities that are subchapter C corporations, including TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)	no more than 50% in value of its outstanding shares (including preferred shares and common shares) or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

(7)	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our capital stock in proportion to their actuarial interests in the trust for purposes of requirement 6. In addition, for purposes of applying requirement 6, a look-through rule applies so that generally shares of our capital stock that are held by a corporation, partnership, estate or trust (except as summarized above) will be considered owned proportionately by their respective shareholders, partners or beneficiaries.

We have issued sufficient capital stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our capital stock so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our capital stock are described in “Description of Capital Stock – Restrictions on Ownership and Transfer.”

A corporation that is a “qualified REIT subsidiary” (i.e., a corporation that is 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” of ours that is not a TRS will be ignored, and all assets, liabilities and items of income, deduction and credit of that subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Similarly, any wholly-owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership, in general, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnerships and of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes, in which we own or acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any qualified lodging facilities or qualified health care properties are operated but is permitted to lease such facilities or properties from a related REIT as long as such facilities or properties are operated on behalf of the TRS by an “eligible independent contractor.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate income taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We formed TRS Leasing, Inc. and its wholly owned subsidiaries and each of our hotels is leased by such TRS Lessee. Our hotels are managed by independent management companies, Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC, K Partners Hospitality Group LP and Boast Hotel Management Company, LLC, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee. We may form or acquire one or more additional TRSs in the future. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends, or other distributions on, and gain from the sale of shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from qualifying “foreclosure property”; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of (1) income that is qualifying income for purposes of the 75% gross income test, (2) other types of dividends and interest, (3) gain from the sale or disposition of stock or securities, or (4) any combination of the foregoing.

If we enter into a transaction in the normal course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to any item of income or gain that would be qualified income under the 75% or 95% gross income tests (or any property which generates such qualified income or gain), including gain from the termination of such a transaction, and we properly identify the “hedges” as required by the Code and Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test (after July 30, 2008). In addition, our gross income, for purposes of the 75% gross income test (after July 30, 2008) and the 95% gross income test, will not include any of our gross income from properly identified “hedges”, including any gain from the sale or disposition of such a transaction, to the extent the transaction hedges any indebtedness incurred (or to be incurred) by us to acquire or carry real estate assets. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of our business is excluded from both income tests. Gross income attributable to certain counteracting hedges entered into after December 31, 2015 that offset prior qualifying hedges, and with respect to which the prior debt is repaid or qualifying assets underlying such prior hedges are sold, is also excluded from both income tests. If we have any foreign currency gain, certain “real estate foreign exchange gain” is excluded from both gross income tests (after July 30, 2008). In addition, if we have any foreign currency gain, certain “passive foreign exchange gain” is excluded from our gross income for purposes of the 95% gross income test (but is included in our gross income and treated as non-qualifying income to the extent such gain is not also considered “real estate foreign exchange gain” for purposes of the 75% gross income test) (after July 30, 2008). If we acquire any “qualified business unit” that remits certain foreign currency gain to us, such gain will not be included in our gross income for purposes of the 75% or 95% gross income tests (after July 30, 2008). Provided that, if we become dealers or regular traders in securities, any foreign currency gain will be gross income to us that does not qualify under either gross income test (after July 30, 2008). The following paragraphs discuss the specific application of the gross income tests to us.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our shares of capital stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS leasing a hotel, such TRS may not directly or indirectly operate or manage the related hotel. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” (at the time the applicable management contract or similar contract is entered into with the TRS) and who is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities for any person unrelated to us and the TRS (an “eligible independent contractor”). See “—Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its shareholders, own more than 35%

of our shares of capital stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the TRS Lessee leases each of our hotels (and the hotels are considered “qualified lodging facilities” as defined herein). The percentage leases provide that the TRS Lessee is obligated to pay to the Partnerships (1) percentage rent based on gross revenue, and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels.

In order for the percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that our percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	the Partnerships, on the one hand, and the TRS Lessee, on the other hand, intend their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS Lessee has the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the TRS Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained and improved;

•	the TRS Lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

•	the TRS Lessee benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the TRS Lessee generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS Lessee’s use, management, maintenance, or repair of the hotels, (3) impositions in respect of the hotels that are the obligations of the TRS Lessee, (4) any breach of the percentage leases or of any sublease of a hotel by the TRS Lessee, or (5) the gross negligent acts and omissions and willful misconduct of the TRS Lessee;

•	the TRS Lessee stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

•	the partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS Lessee; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from the TRS Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status (unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests”).

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock or voting power of any corporate lessee (other than a TRS) or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). These rules, however, do not apply to rents we receive from a TRS for certain qualified lodging facilities and qualified health care properties leased to a TRS if an “eligible independent contractor” operates such facilities or properties for the TRS. As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease certain qualified lodging facilities and qualified health care properties from the related REIT as long as it does not directly or indirectly operate or manage such facilities or properties or provide rights to any brand name under which any such facilities or properties are operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the qualified lodging facilities or qualified health care properties are operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its shareholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties”, respectively, for any person unrelated to us and the TRS Lessee at the time the applicable management contract or similar contract is entered into with the TRS Lessee (an “eligible independent contractor”). For taxable years beginning after July 30, 2008, an “independent contractor” will not fail to be treated as an independent contractor by reason of the following: (1) the TRS bears the expenses for the operation of the qualified lodging facility or qualified health care property pursuant to the management agreement or other similar contract, or (2) the TRS receives the revenues from the operation of the qualified lodging facility or qualified health care property, net of expenses for such operation and fees payable to the independent contractor pursuant to the management agreement or contract. A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at, or in connection with, such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.” For tax years beginning after July 30, 2008, a TRS is not considered to be operating or managing a qualified lodging facility or qualified health care property solely because it directly or indirectly possesses a license, permit or similar instrument enabling it to do so, or employs individuals working at such facility or property outside of the United States, but only if an eligible independent contractor is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. In addition, as another exception to the rules summarized in the preceding paragraph, rents paid to us by a TRS should qualify as “rents from real property” if (1) at least 90% of the leased space of the applicable property is rented to persons other than the TRS, and (2) the rents paid by the TRS to us are substantially comparable to rents paid by other tenants for comparable space with respect to the property.

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to maintain our qualification as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of the personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus could lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render non-customary services to the tenants of our hotels, or manage or operate our hotels, other than through an eligible independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that, the percentage leases are respected as true leases, we should satisfy this requirement because the Partnerships will not perform any services other than customary services. Furthermore, with respect to other hotel properties that we acquire in the future, we will not perform non-customary services.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. If the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (3) we furnish non-customary services to the lessee of the hotel, other than through an independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, we could lose our REIT status. However, in either situation we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the percentage rent, the TRS Lessee is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

The term “interest” includes amounts received in payment for the use or forbearance of money. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Additionally, amounts based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT, are not excluded from the term “interest”. Furthermore, if a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends

Our share of dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including any foreign currency gain or loss, if any, included in such net income after July 30, 2008) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets are held primarily for sale to customers and that a sale of any such assets would not be in the ordinary course of our business. We will attempt to comply with the terms of certain safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. The safe harbor is available if the following requirements are met:

•	the REIT held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includible in the basis of the property does not exceed 30% of the net selling price of the property;

•	either (1) during the year in question, the REIT does not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year does not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year does not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) with respect to taxable years beginning after December 31, 2015, the aggregate adjusted bases of all such properties sold by the REIT during the year does not exceed 20% of the aggregate bases of all the assets of the REIT at the beginning of the year and the 3-year average adjusted bases percentage for the taxable year does not exceed 10%, or (5) with respect to taxable years beginning after December 31, 2016, the aggregate fair market value of all such properties sold by the REIT during the year does not exceed 20% of the aggregate fair market value of all the assets of the REIT at the beginning of the year and the 3-year average fair market value percentage for the taxable year does not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT held the property for at least two years for the production of rental income; and

•	if the REIT made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT derives no income.

We sold 15 hotels in 2012, 17 hotels in 2013, 13 hotels in 2014, 17 hotels in 2015, and 25 hotels in 2016. We did not acquire the hotels sold (or any properties listed for sale) for purposes of resale. In the last few years, we and many REITS around the country have sold some poorly performing properties due to unforeseen and harsh market conditions to help pay down debt, provide cash flow and continue operations until improvement of the markets and economy. We believe these sales fall within the safe-harbor provisions under the Code, and in any event, even if we do not meet the safe harbor provisions, we believe that such sales are not prohibited transactions. However, if these sales do not fall within the terms of the safe-harbor provisions and the IRS would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax; however, any such income from such sales would not be included in our gross income for purposes of the 75% and 95% gross income tests.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, income from qualified foreclosure property will be included in our gross income for purposes of the 75% and 95% gross income tests and the gain from the sale of such qualified foreclosure property should be exempt from the 100% tax on prohibited transactions. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury.

Currently, we do not hold any foreclosure property.

Hedging Transactions

Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. Except as provided by the Treasury regulations, any income from a hedging transaction we enter into (1) in the ordinary course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in the Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any asset that produces such income) which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into and (3) for taxable years after December 31, 2015, to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, will not constitute gross income for purposes of the 75% or 95% gross income tests. If we enter into hedging transactions that are not described in the preceding clauses (1), (2) or (3), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Foreign Currency Gain

Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not willful neglect; and

•	following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year and filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

First, at least 75% of the value of our total assets must consist of:

(1)	cash or cash items, including certain receivables, money market funds and certain foreign currency;

(2)	government securities;

(3)	real property and interests in real property, including leaseholds and options to acquire real property and leaseholds and, for taxable years beginning after December 31, 2015, personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

(4)	interests in mortgages on real property;

(5)	stock in other REITs and debt instruments issued by “publicly offered REITs”; and

(6)	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (other than a TRS).

Fourth, no more than 25% (20% for tax years beginning before July 31, 2008 and after December 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent that such debt instruments are not secured by real property or interests in real property.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans or mortgage-backed securities that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we, or any TRS in which we own more than 50% of the voting power or value of the stock, hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

•	Any security issued by another REIT;

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in that partnership; or

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes, and not described in the preceding bullet points, if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter, and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets or because of a change in the foreign currency exchange rates used to value any foreign assets, and, in either case, was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. If we fail to satisfy the 5% asset test or the 10% vote or value test for a particular quarter and do not correct it within the 30-day period described in the prior sentence, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of our assets at the end of the quarter for which such measurement is done or (ii) $10,000,000; provided in either case that, we either dispose of the assets within 6 months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise meet the requirements of those rules by the end of such time period. In addition, if we fail to meet any asset test for a particular quarter, other than a de minimis failure described in the preceding sentence, we still will be deemed to have satisfied the requirements if: (1) following our identification of the failure, we file a schedule with a description of each asset that caused the failure in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not willful neglect; (3) we dispose of the assets within 6 months after the last day of the quarter in which the identification occurred (or such other time period prescribed by the Treasury) or the requirements of the rules are otherwise met within such period; and (4) we pay a tax on the failure which is the greater of $50,000 or the amount determined by multiplying the highest rate of income tax for corporations (currently 35%), by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date we have disposed of the assets or otherwise satisfy the requirements.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to shareholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for such year; and

•

any undistributed taxable income from prior periods, then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See

“—Taxation of Distributions or Dividends to U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Any taxes or penalties paid as a result of our failure to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and the asset tests, are deducted from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends in order to raise sufficient cash to satisfy the distribution requirement.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued. In addition, the IRS previously issued a revenue procedure creating a temporary safe harbor authorizing publicly traded REITs to make elective cash/stock dividends, but that temporary safe harbor has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We may, in the future, make a taxable dividend payable in our stock.

Recordkeeping Requirements

We must maintain certain records to maintain our qualification as a REIT. To avoid a monetary penalty, we must request annually certain information from our shareholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to our shareholders. In fact, we would not be required to distribute any amounts to our shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable to individual, trust, and estate taxpayers at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we formed a TRS, TRS Lessee (which includes TRS Leasing, Inc. and its wholly-owned subsidiaries), each of which is a disregarded entity for federal income tax purposes. A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may (1) lease qualified lodging facilities or qualified health care properties from us under certain circumstances, (2) provide services to our tenants, and (3) perform activities unrelated to our tenants, such as third-party management, development and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for tax years beginning before July 31, 2008 and after December 31, 2017) of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any such facilities or properties are operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements at the time the management contract or similar contract is entered into with the TRS:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties,” respectively, for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our capital stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our capital stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to the TRS Lessee, which leases each of our hotels. Additionally, we may form or acquire additional TRSs in the future. Our hotels are managed by Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc., Cherry Cove Hospitality Management, LLC, Peachtree Hospitality Management, LLC, K Partners Hospitality Group LP and Boast Hotel Management Company, LLC, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee.

Taxation of Distributions or Dividends to U.S. Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of our capital stock (including our common and preferred stock) that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of our shares by the partnership.

As long as we qualify as a REIT, (1) a taxable “U.S. shareholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. For purposes of determining whether a distribution is made of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends. In addition, dividends paid to a U.S. shareholder as ordinary income generally will not qualify for the reduced tax rate for “qualified dividend income.” Currently, the maximum tax rate on qualified dividend income is 20%; however, some tax payers qualify for a 15% rate. In addition, a 3.8% net investment income tax applies for married couples with taxable income over $250,000 or single persons with taxable income over $200,000. Qualified dividend income generally includes most dividends paid by U.S. corporations but does not generally include ordinary REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the reduced tax rate for qualified dividend income should apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as the TRS Lessee, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

We may make a distribution in the future that is payable, at the election of the shareholder, partly in cash and partly in stock. To the extent that we make a distribution payable partly in cash and partly in stock, a U.S. shareholder may have a tax liability attributable to such distribution that is greater than the amount of cash received.

A U.S. shareholder generally will report distributions that we designate as capital gain dividends as long-term capital gain (to the extent the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held our capital stock.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s capital stock. Instead, such distribution will reduce the adjusted tax basis of such capital stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its capital stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the capital stock has been held for one year or less, assuming the capital stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we will carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income, and, therefore, U.S. shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on Sale or Disposition of Capital Stock

When a U.S. shareholder sells or otherwise disposes of its capital stock in us (including any common stock or preferred stock), the shareholder will recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition (less any portion thereof attributable to accrued but unpaid dividends, which will be taxed as a dividend to the extent of our current and accumulated earnings and profits), and (2) the shareholder’s adjusted tax basis in the capital stock. In general, a U.S. shareholder who is not a dealer in securities will treat any gain or loss recognized upon the sale or disposition of our capital stock as long-term capital gain or loss, if the U.S. shareholder has held the capital stock for more than one year, otherwise, as short-term capital gain or loss.

However, a U.S. shareholder must treat any loss recognized upon a sale or disposition of our capital stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder recognizes upon a sale or disposition of our capital stock may be disallowed if the U.S. shareholder purchases other capital stock issued by us within 30 days before or after the disposition.

Capital Gains and Losses of U.S. Shareholders

A U.S. shareholder generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of the capital asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20%; however, some taxpayers qualify for a 15% rate for sales and exchanges of capital assets held for more than one year. Certain individuals, estate or trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of our capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Shareholders.”

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. shareholder provided that the non-U.S. shareholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. shareholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. shareholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. shareholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder’s federal income tax liability if certain required information is furnished to the IRS. Shareholders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Tax-Exempt Shareholders

The rules governing U.S. federal income taxation of tax-exempt shareholders are complex. This section is only a limited summary of such rules. We urge tax-exempt shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, such entities are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has published a revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our capital stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of capital stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of capital stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust (see “—Requirements for Qualification” above); and

•	either (1) one pension trust owns more than 25% of the value of our capital stock or (2) a group of pension trusts individually holding more than 10% of the value of our capital stock and collectively owns more than 50% of the value of our capital stock.

We have not been and do not expect to be treated as a pension-held REIT for purposes of these rules. The ownership and transfer restrictions in our articles of incorporation reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a limited summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Foreign investors are generally subject to tax in the United States on their (1) U.S. source income, and (2) income that is “effectively connected” (or treated as effectively connected) with a U.S. trade or business (including the disposition of certain United States real property interests).

A non-U.S. shareholder that receives a distribution from us (U.S. source income) that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs.

However, if a distribution is treated as effectively-connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits, which is not attributable to or treated as attributable to the disposition by us of a United States real property interest, if the excess portion of such distribution does not exceed the adjusted tax basis of its capital stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such capital stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis of its capital stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

A non-U.S. shareholder will incur tax on any distribution made by us to the extent attributable to gain from sales or exchanges of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively-connected with a U.S. business of the non-U.S. shareholder. However, a distribution to a non-U.S. shareholder will not be treated as gain recognized from the sale or exchange of a United States real property interest if the distribution is received (1) with respect to a class of stock that is regularly traded on an established securities market located in the United States and the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one year preceding the distribution, (2) by certain non-U.S. publicly-traded shareholders that meet certain recordkeeping and other requirements (“qualified shareholders”), except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock or (3) by a “qualified foreign pension fund” (as defined in the Code) or any entity all of the interests of which are held by such a qualified foreign pension fund. We believe that our common stock is “regularly traded” on an established securities market in the United States. Under such circumstances: (1) the distribution will be treated as an ordinary dividend to the non-U.S. shareholder and taxed as an ordinary dividend that is not a capital gain, (2) the non-U.S. shareholder is not required to file a U.S. federal income tax return solely as a result of receiving such ordinary distribution, (3) the branch profits tax does not apply to such ordinary distribution, and (4) the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

In addition, a non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock (the domestically-controlled REIT exception). We currently anticipate that we will be a domestically controlled REIT. However, we cannot assure you that this test will be met. If we are foreign controlled at any time, a non-U.S. shareholder that owned (actually or constructively) 10% or less of any class of our capital stock at all times during a specific testing period will not incur tax under FIRPTA with respect to any such gain on the disposition of our capital stock if that class of our capital stock is “regularly traded” on an established securities market. We believe that our common stock is “regularly traded” on an established securities market in the United States. To the extent that any class of our capital stock is regularly traded on an established securities market, a non-U.S. shareholder should not incur tax under FIRPTA (if we are a foreign-controlled REIT), unless it owns more than 10% of such class. If the gain on the sale of our capital stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Withholding taxes may be imposed under Section 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (after December 31, 2018) gross proceeds from the sale or other disposition of, our common equity paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring that it undertake to identify accounts held by certain “specified United States persons” or “United States – owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common equity.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Condor Hospitality Limited Partnership and all of our other partnerships and limited liability companies (the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax

A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Audit Rules

The Bipartisan Budget Act of 2015 changed certain rules relating to audits of partnerships for U.S. federal income tax purposes. Under these new rules, which are generally effective for taxable years beginning after December 31, 2017, and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest and penalties attributable thereto are assessed and collected, at the partnership level. Although it is still uncertain how these new rules will be implemented, they could result in the payment of taxes, penalties and interest by partnerships that we invest in, directly or indirectly, including our operating partnership, as a result of an audit adjustment, and we, as a direct or indirect partner of such partnerships, could be required to bear the economic burden of those taxes, penalties and interest, even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of such audit adjustment. Investors are urged to consult their tax advisors with respect to these new partnership audit rules and their potential impact on their investment in our stock.

Partnership Allocations

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties

Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under the respective partnership agreements of our Partnerships, depreciation or amortization deductions of each Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required, under the federal income tax laws governing partnership allocations, to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or built-in loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest

Our adjusted tax basis in our partnership interest in the Partnerships generally is equal to:

•	the amount of cash and the adjusted tax basis of any other property contributed by us to the Partnerships;

•	increased by our allocable share of the Partnerships’ income and our allocable share of indebtedness of the Partnerships; and

•	reduced, but not below zero, by our allocable share of the Partnerships’ loss and the amount of cash and property (at fair market value) distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the Partnerships.

If the allocation of our distributive share of the Partnerships’ loss would reduce the adjusted tax basis of our partnership interest in the Partnerships below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnerships’ distributions, or any decrease in our share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to the Operating Partnerships

To the extent that the Partnerships acquire their hotels in exchange for cash, the initial basis in such hotels for depreciation purposes under the federal income tax laws will be equal to the purchase price paid by the Partnerships.

To the extent that the Partnerships acquire hotels in exchange for units of limited partnership interest, the initial basis in each hotel for depreciation purposes under the federal income tax laws should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the Partnerships generally depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnerships’ tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnerships, except to the extent that the Partnerships are required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or built-in loss on those properties for federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Material Federal Income Tax Considerations—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnerships to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnerships’ trade or business.

State, Local and Foreign Taxes

We and/or you may be subject to state, local and foreign tax in various states, localities and foreign jurisdictions, including those states, localities and foreign jurisdictions, in which we or you transact business, own property, or reside. The state, local and foreign tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state, local and foreign tax laws upon your investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

                                          is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares set forth opposite its name below:

Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to              additional common shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed, subject to certain limited exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus supplement without first obtaining the written consent of                                         . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	lend or otherwise dispose of or transfer any common shares,

•	request or demand that we file a registration statement related to the common shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Limited exceptions to the restriction on us of sales of similar securities include: (A) the common shares sold pursuant to this offering, (B) any common shares issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any common shares issued or options to purchase common shares or other types of equity awards granted pursuant to our existing employee benefit plans, (D) any common shares issued pursuant to any non-employee director stock plan or dividend reinvestment and share purchase plan for which a registration statement has been filed with the SEC prior to the date hereof, (E) any OP Units or other securities convertible into common shares issued by us or by our operating partnership in connection with an acquisition by us or any of our subsidiaries or affiliates of interests in assets or real property, or (F) any common shares issued in connection with the redemption or conversion of OP Units outstanding as of the date hereof.

NASDAQ Stock Market Listing

Our common shares are listed on the NASDAQ Stock Market under the symbol “CDOR.”

Price Stabilization, Short Positions

Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their affiliates may provide in the future investment banking, financial advisory or other financial services for us and our affiliates, for which they may receive advisory or transaction fees, as applicable, plus out-of -pocket expenses, of the nature and in amounts customary in the industry for these financial services.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the common stock offered by this prospectus, will be passed upon for us by McGrath North Mullin & Kratz, PC LLO. The description of federal income tax considerations under the caption “Material Federal Income Tax Considerations” in this prospectus is based on the opinion of McGrath North Mullin & Kratz, PC LLO.

EXPERTS

The consolidated financial statements and related financial schedule of Condor Hospitality Trust, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of DB Hotel Atlanta, LLC as of December 31, 2015, and for the year then-ended, have been included herein and in the registration statement in reliance upon the report of Cherry Bekaert LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Leawood ADP, LTD. as of December 31, 2015, and for the year then-ended, have been included herein and in the registration statement in reliance upon the report of Asel & Associates, PLLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of CVH Southaven, LLC, EASTVHR HS Round Rock, LLC, VHRMR Tall, LLC, and CVH Lexington, LLC as of December 31, 2016 and 2015, and for the years then-ended, have been included herein and in the registration statement in reliance upon the reports of Pannell Kerr Forster of Texas, P.C., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.condorhospitality.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or document we file or furnish with the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of this registration statement, including the exhibits and schedules to this registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees or on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and proxy statements.

CONDOR HOSPITALITY TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements of Condor Hospitality Trust, Inc. (together with its consolidated subsidiaries, “Condor”, the “Company”, “we”, “our”, and “us”) have been prepared to provide pro forma information with regard to this offering (the “Offering”) and the use of proceeds therefrom as described under “Use of Proceeds”, as well as certain other adjustments. Accordingly, these unaudited pro forma consolidated financial statements give effect to the following transactions by application of adjustments to our historical consolidated financial statements:

(1)	Our acquisition of (i) an 80% joint venture (“JV”) interest in the 254-room Aloft hotel in downtown Atlanta, Georgia on August 22, 2016, and (ii) the 156-room Leawood, Kansas Aloft hotel on December 14, 2016.

(2)	Our planned acquisition of (i) the 105-room Home2 Suites Memphis/Southaven hotel in Southaven, MS, (ii) the 91-room Home2 Suites Austin/Round Rock hotel in Round Rock, TX, (iii) the 103-room Home2 Suites Lexington University/Medical Center hotel in Lexington, KY, and (iv) the 132-room Home2 Suites Tallahassee State Capitol hotel in Tallahassee, FL pursuant to a purchase agreement dated January 23, 2017.

(3)	The series of agreements entered into on March 16, 2016 (“March 2016 Equity Transactions”) providing for:

a.	The issuance and sale of 3,000,000 shares of Condor’s 6.25% Series D Cumulative Convertible Preferred Stock (“Series D Preferred Stock”) under a private transaction to SREP III Flight-Investco, L.P. (“SREP”), an affiliate of StepStone Group L.P., for an aggregate purchase price of $30 million;

b.	The exchange of all of Condor’s outstanding 6.25% Series C Cumulative Convertible Preferred Stock (“Series C Preferred Stock”) plus cumulative accrued and unpaid dividends for 3,245,156 shares of Series D Preferred Stock plus cash dividends of $1.484 million and 6.25% Convertible Debt (“Convertible Debt”) of $1.012 million; and

c.	The cash redemption of all of Condor’s outstanding 8% Series A Cumulative Preferred Stock (“Series A Preferred Stock”) and 10% Series B Cumulative Preferred Stock (“Series B Preferred Stock”) plus cumulative accrued and unpaid dividends, which was completed on April 15, 2016 for a total redemption price, including related expenses, of $20.167 million.

(4)	The voluntary conversion of all 6,245,156 shares of our Series D Preferred Stock into 39,032,225 shares of our common stock at $1.60 per share that occurred pursuant to the terms of the Series D Preferred Stock on February 28, 2017. As an inducement to convert their shares and to give up certain rights to receive potential payments under the Series D Preferred Stock, the Company also issued the holders $9.25 million of a new series of preferred stock, the Series E Preferred Stock, as part of this conversion.

(5)	The cashless exchange of 3,750,000 common stock warrants held by Real Estate Strategies, L.P. (“RES”) with an exercise price of $1.92 per share and an expiration date of January 31, 2017 for 150,540 common stock warrants with an exercise price of $0.001 per share and an expiration date of January 24, 2019 that occurred on January 24, 2017.

(6)	The sale of share of common stock in this Offering at an assumed price of $ per share, the last reported sales price of our common stock on the Nasdaq Stock Market on , 2017, and the receipt of the proceeds, net of estimated expenses, from this Offering. The net proceeds from this Offering are assumed to be used as a partial payment for the four Home2 Suites hotel currently under contract.

(7)	An increase in 2016 common stock dividends assuming actual 2016 common stock dividends that were declared and paid, totaling $0.07 per share, include the additional common shares issued as a result of the Series D Preferred Stock voluntary conversion and pursuant to this Offering as discussed above.

(8)	The closing a $90.0 million senior secured credit facility with KeyBank and The Huntington National Bank serving as joint lead arrangers on March 1, 2017.

The unaudited pro forma consolidated balance sheet as of December 31, 2016 assumes that each of the transactions referred to above that occurred subsequent to December 31, 2016 occurred on December 31, 2016. No adjustment was made for transactions occurring prior to December 31, 2016 as they are already reflected in the consolidated balance sheet as of that date. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 assume that each of the transactions referred to above occurred on January 1, 2016. In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made.

These unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated, or of future results of operations or financial condition, and should not be viewed as indicative of future results of operations or financial condition.

These unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, our historical consolidated financial statements and the related notes thereto, appearing elsewhere in this prospectus, and the notes to the unaudited pro forma consolidated financial statements included in this filing.

Condor Hospitality Trust, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

December 31, 2016

(In thousands, except share amounts and per share data)

	[A]	[B]	[C]	[D]
	Historical Condor	Home2 Suites Acquisition	Equity Transactions	Debt Refinancing	Pro Forma Condor
Assets
Investments in hotel properties, net	96,158	74,350	—	—
Investment in unconsolidated joint venture	9,036	—	—	—
Cash and cash equivalents	8,326			1,246
Restricted cash, property escrows	5,350	—	—	—
Accounts receivable, net of allowance for doubtful accounts of $21	1,416	—	—	—
Prepaid expenses and other assets	1,666	—	—	(10)
Investment in hotel properties held for sale, net	18,713	—	—	—

Total Assets	140,665			1,236

Liabilities and Equity
Liabilities
Accounts payable, accrued expenses, and other liabilities	5,823	—	—	—
Derivative liabilities, at fair value	8	—	—	—
Convertible debt, at fair value	1,315	—	—	—
Long-term debt, net of deferred financing costs	56,775		—	1,842
Long-term debt related to hotel properties held for sale, net of deferred financing costs	5,945	—	—	—

Total Liabilities	69,866		—	1,842

Equity
Shareholders’ equity
Preferred stock, 40,000,000 shares authorized:
6.25% Series D, 6,700,000 shares authorized, $0.01 par value, 6,245,156 shares outstanding, liquidation preference of $63,427 (actual), 0 shares outstanding (as adjusted)	61,333	—		—	—
6.25% Series E, 925,000 shares authorized; $0.01 par value, 0 shares outstanding (actual), 925,000 shares outstanding, liquidation preference of $9,250 (as adjusted)	—	—		—
Common stock, $.01 par value, 200,000,000 shares authorized; 4,956,835 shares outstanding (actual), shares outstanding (as adjusted)	50	—		—
Additional paid-in capital	118,613	—		—
Accumulated deficit	(112,024)	—		(597)

Total Shareholders’ Equity	67,972	—		(597)
Noncontrolling interest in consolidated partnership, redemption value $2,008 (actual), $2,193 (as adjusted)	2,827			(9)

Total Equity	70,799			(606)

Total Liabilities and Equity	140,665			1,236

See accompanying notes and management’s assumptions to unaudited pro forma consolidated financial statements.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

[A]	Represents the Company’s audited consolidated balance sheet as of December 31, 2016.
[B]	Reflects our planned acquisition of (i) the 105-room Home2 Suites Memphis/Southaven hotel in Southaven, MS, (ii) the 91-room Home2 Suites Austin/Round Rock hotel in Round Rock, TX, (iii) the 103-room Home2 Suites Lexington University/Medical Center hotel in Lexington, KY, and (iv) the 132-room Home2 Suites Tallahassee State Capitol hotel in Tallahassee, FL pursuant to a purchase agreement dated January 23, 2017 (“Home2 Suites portfolio”) as if it had occurred on December 31, 2016. The combined purchase price for the hotels is $73,750 plus franchise fees of approximately $600.

The acquisition of the Home2 Suites portfolio will recorded under the purchase method of accounting. The total consideration being paid to the seller of these hotels will be allocated to the hotel assets acquired and liabilities assumed at their fair value on the date of acquisition in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. The allocation of fair value detailed in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

Acquired Assets
Land	$4,764
Building and improvements	61,145
Site improvements	2,304
Furniture and equipment	5,537
Franchise fees	600

Contractual Purchase Price plus Franchise Fees Paid	$74,350

The Company estimates the Home2 Suites portfolio acquisition will be partially financed with debt totaling approximately $        , for which incurred deferred financing costs totaling $         are estimated, as well as the issuance of $200 in value of common operating units in the Company’s operating partnership, Condor Hospitality Limited Partnership (“CHLP”).

[C]	Reflects the following equity related transactions as if they had occurred on December 31, 2016:

(1)	The voluntary conversion of all 6,245,156 shares of our Series D Preferred Stock into 39,032,225 shares of our common stock at $1.60 per share that occurred pursuant to the terms of the preferred stock on February 28, 2017. As an inducement to convert their shares and to give up certain rights to receive potential payments under the Series D Preferred Stock, the Company also issued to the former holders of the Series D Preferred Stock $9.25 million of face value of a new series of preferred stock, the Series E Preferred Stock, as part of this conversion.

The accounting for this transaction that is reflected in the pro forma financial statements assumes that the Series E Preferred Stock has a fair value on the date of issuance equal to its face value, that it is classified in its entirety in permanent equity, and that the issuance of the Series E Preferred Stock is an inducement to convert the Series D Preferred Stock and as such its issuance is reflected as a reduction of retained earnings and an increase in dividends declared and undeclared and in kind dividends deemed on preferred stock. This accounting treatment is based on management’s preliminary assessment of the appropriate accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and is subject to change based on final determinations of fair value and review of the related accounting principles.

(2)

The cashless exchange of warrants to acquire 3,750,000 shares of common stock held by Real Estate Strategies, L.P. (“RES”) with an exercise price of $1.92 per share and an expiration date of January 31,

2017 (the “old warrants”) for warrants to acquire 150,540 shares of common stock with an exercise price of $0.001 per share and an expiration date of January 24, 2019 (the “new warrants”) that occurred on January 24, 2017.

The accounting for this transaction that is reflected in the pro forma financial statements assumes that, on the date of the exchange, the new warrants had a fair value in excess of the old warrants of $289 which is reflected as an expense and increase in additional paid-in capital as the exchange is assumed to be equivalent to the modification of an equity classified instrument. This accounting treatment is based on management’s preliminary assessment of the appropriate accounting under U.S. GAAP and is subject to change based on final determinations of fair value and review of the related accounting principles.

(3)	The issuance of of shares of common stock in this Offering at an assumed public offering price of $ per share, the last reported sales price of our common stock on the Nasdaq Stock Market on , 2017 totaling $ , net of underwriting discounts and offering expenses assumed to total $ . The net proceeds from this Offering are assumed to be used for partial payment for the Home2 Suites hotels discussed in Note [B] above.

[D]	Reflects the closing of the $90.0 million senior secured credit facility on March 1, 2017 as if it had occurred on December 31, 2016 and the use of approximately $34.25 million of borrowings under the new credit facility to pay existing debt and certain credit facility reserves and fees. For purposes of these pro forma financial statements, it was assumed that there were no changes in the total debt balance outstanding as a result of this refinancing with the exception of $2,782 of debt drawn on the new facility related to the payment of associated expenses and reserves. The payment of deferred financing costs associated with the new facility and prepayment penalties associated with the repayment of existing debt and the related recognition of loss on debt extinguishment were recognized.

Condor Hospitality Trust, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2016

(In thousands)

	[AA]	[BB]	[CC]	[DD]	[EE]
	Historical Condor	Joint Venture	Hotel Acquisitions	Equity Transactions	Debt Refinancing	Pro Forma Condor
Revenue
Room rentals and other hotel services	$50,647	$—	$21,458	$—	$—	$

Operating expenses
Hotel and property operations	37,092	—	12,460	—	—
Depreciation and amortization	5,190	—	3,519	—	—
General and administrative	5,792	—	—	—	—
Acquisition and terminated transactions	550	—	(550)	—	—		—
Terminated equity transactions	—	—	—	—	—		—

Total operating expenses	48,624	—	15,429	—	—

Operating income	2,023	—	6,029	—	—
Net gain on disposition of assets	23,132	—	—	—	—
Equity in earnings (loss) of joint venture	(244)	539	—	—	—
Net gain (loss) on derivatives and convertible debt	6,377	—	—		—
Other income (expense)	55	—	23		—
Interest expense	(4,710)	—	(1,746)
Loss on debt extinguishment	(2,187)	—	—	—
Impairment loss	(1,477)	—	—	—	—

Net earnings (loss) from continuing operations before income taxes	22,969	539	4,306
Income tax expense	(125)	—	—	—	—

Net earnings (loss) from continuing operations	22,844	539	4,306
Loss (earnings) from continuing operations attributible to noncontrolling interests	(706)	(8)	(63)

Net earnings (loss) from continuing operations attributable to controlling interest	22,138	531	4,243
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	—	—		—

Net earnings (loss) from continuing operations attributable to common shareholders	$1,390	531	4,243			$

Earnings per share
Continuing operations—Basic	$0.28					$
Continuing operations—Diluted	$0.12					$

See accompanying notes and management’s assumptions to unaudited pro forma consolidated financial statements.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

[AA]	Represents the Company’s audited consolidated statements of operations for the year ended December 31, 2016 excluding discontinued operations.

[BB]	Reflects the Company’s interest in the earnings (loss) resulting from the Spring Street JV formed on August 1, 2016 to acquire a 254-room Aloft hotel in downtown Atlanta, Georgia on August 22, 2016 as if the formation of the JV and hotel acquisition had occurred on January 1, 2016.

The accounting treatment of Spring Street JV was evaluated in accordance with Financial Accounting Standard Board Accounting Standards Codification 810, Consolidations. Due to the substantive participating rights of our joint venture partner, the Company does not consolidate the joint venture. The Company accounts for the Spring Street JV under the equity method of accounting in accordance with Financing Accounting Standards Board Accounting Standards Codification 323, Investments—Equity Method and Joint Ventures.

Joint venture earnings (loss) is based on historical financial statements for the Atlanta Aloft for the respective periods after adjusting those numbers for specific verifiable and continuing changes in operating expenses (differences in management fees charged to the hotels historically and the post-acquisition contracts entered into by the Company) as well as pro forma adjustments to depreciation and interest expense. Total joint venture earnings (loss) have been allocated between the Company and the joint venture partner based on the joint venture agreement, with the Company receiving a 10% preferred return on its investment and joint venture losses being split between the partners consistently with the 80%/20% ownership percentages.

Pro forma depreciation and amortization is based on the post-acquisition depreciable basis of the investment in hotel properties with assumed asset lives of 40 years for building and improvements, five years for furniture and equipment, and the remaining term of the franchise agreement for franchise fees per the final purchase accounting performed by the joint venture. The acquisition of the Atlanta Aloft hotel was recorded by the joint venture under the purchase method of accounting. The total consideration paid to the seller of the hotel was allocated to the hotel assets acquired and liabilities assumed at their fair value on the date of acquisition in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations.

Joint Venture Assets
Land	$13,025
Building and improvements	34,048
Furniture and equipment	2,667
Franchise fees	30

Total investment in hotel properties	49,770
Liabilities Assumed by Joint Venture
Value of land sale option	(6,190)

Contractual Purchase Price plus Franchise Fees Paid	$43,580

Interest expense adjustments include interest expense as well as the amortization of deferred financing costs related to the loan that was entered into at the time of acquisition. The Spring Street JV financed $33,750 of the purchase price with a mortgage loan in connection with the closing of the hotel in an interest only loan with a variable interest rate equal to 5.75% at December 31, 2016. If the variable rate mortgage loan were to increase by 1/8%, the annual increase in interest expense would be $42.

This adjustment also includes the removal of $299 of acquisition expenses incurred during the year ended December 31, 2016 as it was assumed that these expenses were incurred in periods prior to those presented.

[CC]	Reflects the operations of (i) the 156-room Leawood, Kansas Aloft hotel acquired on December 14, 2016, and (ii) the Home2 Suites portfolio as discussed in Note [B] above, giving effect to the acquisitions as if they had occurred on January 1, 2016.

Revenues and hotel and property operations expenses are based on historical financial statements for the hotels for the respective periods after adjusting those numbers for specific verifiable and continuing changes in operating expenses (differences in management fees charged to the hotels historically and the post-acquisition contracts entered into by the Company) as well as pro forma adjustments to depreciation and interest expense.

Pro forma depreciation and amortization is based on the post-acquisition depreciable basis of the investment in hotel properties per the final purchase accounting performed for the acquisitions with asset lives of 40 years for buildings and improvements, 15 years for site improvements, four to five years for furniture and equipment, and the remaining term of the franchise agreement for franchise fees. The purchase accounting for the Home2 Suites portfolio is discussed in Note [B] above. The acquisition of the Leawood hotel was recorded under the purchase method of accounting. The total consideration being paid to the seller of the hotel was allocated to the hotel assets acquired and liabilities assumed at their fair value on the date of acquisition as detailed in the table below in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations.

Acquired Assets	Leawood
Land	$3,339
Building and improvements	18,046
Furniture and equipment	1,115
Franchise fees	63

Contractual Purchase Price plus Franchise Fees Paid	$22,563

Interest expense adjustments include interest expense as well as the amortization of deferred financing costs related to the loans entered into and assumed at the time of acquisition.

The purchase of the Leawood hotel and related costs were financed with two mortgage loans, both obtained from Great Western Bank, a loan of $14,326 with a 25-year amortization and a $1,599 loan with a seven-year amortization (both maturing after five years with the option of a two-year extension). Both loans have a fixed rate of 4.33% during their initial five-year terms.

These adjustments also includes the removal of $550 in acquisition expenses incurred during the year ended December 31, 2016, as it is assumed that these expenses were incurred in periods prior to 2016.

[DD]	Reflects the following equity transactions as if they had occurred on January 1, 2016:

(1)	The impact of the March 2016 Equity Transactions. These impacts include the removal of gains/losses on derivatives that were either extinguished or permanently included in equity upon the occurrence of the March 2016 Equity Transactions and the inclusion of interest expense on the Convertible Debt that is assumed to be issued on January 1, 2016 in this pro forma presentation.

(2)	The voluntary conversion of our Series D Preferred Stock and the issuance of our Series E Preferred Stock as discussed in Note [C] above, including adjustments to dividends on preferred stock assuming that the Series D Preferred Stock was converted to common stock and Series E Preferred Stock on January 1, 2016.

(3)	The cashless exchange of the old warrants for new warrants held by RES as discussed in Note [C] above.

(4)	The issuance of shares of common stock in this offering at an assumed public offering price of $ per share, the last reported sale price of our common stock on the Nasdaq Stock Market on , 2017.

[EE]	Reflects the closing of the $90.0 million senior secured credit facility on March 1, 2017 as discussed in Note [D] above as if it had occurred on January 1, 2016 and the initial borrowings thereunder to repay existing debt and certain credit facility reserves and fees. An interest rate of 4.70% was assumed for this facility in the calculation of this adjustment.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Condor Hospitality Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Condor Hospitality Trust, Inc. and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule, Schedule III- Real Estate and Accumulated Depreciation These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Condor Hospitality Trust, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for discontinued operations as of October 1, 2014 on a prospective basis due to the adoption of Accounting Standards Update 2014-08.

(signed) KPMG LLP

McLean, Virginia

March 1, 2017

Condor Hospitality Trust, Inc. and Subsidiaries

Consolidated Balance Sheet

(In thousands, except share and per share data)

	As of December 31,
	2016	2015
Assets
Investment in hotel properties, net	$96,158	$75,899
Investment in unconsolidated joint venture	9,036	—
Cash and cash equivalents	8,326	4,870
Restricted cash, property escrows	5,350	3,776
Accounts receivable, net of allowance for doubtful accounts of $21 and $10	1,416	1,169
Prepaid expenses and other assets	1,666	1,832
Investment in hotel properties held for sale, net	18,713	54,800

Total Assets	$140,665	$142,346

Liabilities and Equity
Liabilities
Accounts payable, accrued expenses, and other liabilities	$5,823	$5,419
Derivative liabilities, at fair value	8	8,759
Convertible debt, at fair value	1,315	—
Long-term debt, net of deferred financing costs	56,775	44,667
Long-term debt related to hotel properties held for sale, net of deferred financing costs	5,945	41,344

Total Liabilities	69,866	100,189
Redeemable preferred stock:
10% Series B, 800,000 shares authorized; $.01 par value, 332,500 shares outstanding, liquidation preference of $10,182 at December 31, 2015	—	7,662
Equity
Shareholders’ Equity
Preferred stock, 40,000,000 shares authorized:
8% Series A, 2,500,000 shares authorized, $.01 par value, 803,270 shares outstanding, liquidation preference of $9,485 at December 31, 2015	—	8
6.25% Series C, 3,000,000 shares authorized, $.01 par value, 3,000,000 shares outstanding, liquidation preference of $34,492 at December 31, 2015	—	30
6.25% Series D, 6,700,000 shares authorized, $.01 par value, 6,245,156 shares outstanding, liquidation preference of $63,427 at December 31, 2016	61,333	—
Common stock, $.01 par value, 200,000,000 shares authorized; 4,956,835 and 4,941,878 shares outstanding	50	49
Additional paid-in capital	118,613	138,387
Accumulated deficit	(112,024)	(105,858)

Total Shareholders’ Equity	67,972	32,616
Noncontrolling interest in consolidated partnership (Condor Hospitality Limited Partnership), redemption value of $2,008 and $1,197	2,827	1,879

Total Equity	70,799	34,495

Total Liabilities and Equity	$140,665	$142,346

See accompanying notes to consolidated financial statements.	2

Condor Hospitality Trust, Inc. and Subsidiaries

Consolidated Statement of Operations

(In thousands, except per share data)

	Year ended December 31,
	2016	2015	2014
Revenue
Room rentals and other hotel services	$50,647	$58,714	$58,799

Operating expenses
Hotel and property operations	37,092	43,367	44,391
Depreciation and amortization	5,190	5,400	6,437
General and administrative	5,792	5,493	4,192
Acquisition and terminated transactions	550	684	—
Terminated equity transactions	—	246	76

Total operating expenses	48,624	55,190	55,096

Operating income	2,023	3,524	3,703
Net gain (loss) on disposition of assets	23,132	4,798	(1)
Equity in loss of joint venture	(244)	—	—
Net gain (loss) on derivatives and convertible debt	6,377	11,578	(14,430)
Other income	55	114	116
Interest expense	(4,710)	(5,522)	(7,116)
Loss on debt extinguishment	(2,187)	(213)	(158)
Impairment loss	(1,477)	(3,829)	(1,269)

Earnings (loss) from continuing operations before income taxes	22,969	10,450	(19,155)
Income tax expense	(125)	—	—

Earnings (loss) from continuing operations	22,844	10,450	(19,155)
Gain from discontinued operations, net of tax	678	3,872	2,896

Net earnings (loss)	23,522	14,322	(16,259)
(Earnings) loss attributable to noncontrolling interest	(727)	(1,197)	23

Net earnings (loss) attributable to controlling interests	22,795	13,125	(16,236)
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(20,748)	(3,632)	(3,452)

Net earnings (loss) attributable to common shareholders	$2,047	$9,493	$(19,688)

Earnings per Share
Continuing operations—Basic	$0.28	$1.24	$(5.79)
Discontinued operations—Basic	0.13	0.70	0.74

Total—Basic Earnings per Share	$0.41	$1.94	$(5.05)

Continuing operations—Diluted	$0.12	$(0.15)	$(5.79)
Discontinued operations—Diluted	0.02	0.15	0.74

Total—Diluted Earnings per Share	$0.14	$—	$(5.05)

See accompanying notes to consolidated financial statements.	3

Condor Hospitality Trust, Inc. and Subsidiaries

Consolidated Statement of Equity

(In thousands)

	Years ended December 31, 2016, 2015, and 2014
	Shares of preferred stock	Preferred stock	Shares of common Stock	Common stock	Additional paid-in capital	Accumulated Deficit	Total shareholders’ equity	Noncontrolling interest	Total equity
Balance at December 31, 2013	3,803	$38	2,898	$29	$135,293	$(102,747)	$32,613	$113	$32,726

Stock-based compensation	—	—	8	—	34	—	34	—	34
Rights offering	—	—	1,787	18	2,573	—	2,591	—	2,591
Net loss	—	—	—	—	—	(16,236)	(16,236)	(23)	(16,259)

Balance at December 31, 2014	3,803	$38	4,693	$47	$137,900	$(118,983)	$19,002	$90	$19,092

Stock-based compensation	—	—	21	—	143	—	143	—	143
Long-term incentive plan	—	—	—	—	—	—	—	142	142
Issuance of common stock	—	—	228	2	344	—	346	—	346
Issuance of common units	—	—	—	—	—	—	—	450	450
Net income	—	—	—	—	—	13,125	13,125	1,197	14,322

Balance at December 31, 2015	3,803	$38	4,942	$49	$138,387	$(105,858)	$32,616	$1,879	$34,495

Stock-based compensation	—	—	15	1	133	—	134	—	134
Long-term incentive plan	—	—	—	—	—	—	—	171	171
Issuance of common units	—	—	—	—	—	—	—	50	50
Common dividends declared ($0.07 per share)	—	—	—	—	—	(347)	(347)	—	(347)
Series D Preferred Stock dividends declared	—	—	—	—	—	(3,090)	(3,090)	—	(3,090)
Redemption of Series A and B Preferred Stock	(803)	(8)	—	—	(7,390)	(5,107)	(12,505)	—	(12,505)
Exchange of Series C and issuance of Series D Preferred Stock	3,245	61,303	—	—	(12,517)	(20,417)	28,369	—	28,369
Net income	—	—	—	—	—	22,795	22,795	727	23,522

Balance at December 31, 2016	6,245	$61,333	4,957	$50	$118,613	$(112,024)	$67,972	$2,827	$70,799

See accompanying notes to consolidated financial statements.	4

Condor Hospitality Trust, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In thousands, except share and per share data)

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net earnings (loss)	$23,522	$14,322	$(16,259)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,190	5,400	6,549
Net gain on disposition of assets	(23,813)	(7,794)	(2,750)
Net (gain) loss on derivatives and convertible debt	(6,377)	(11,578)	14,430
Equity in loss of joint venture	244	—	—
Amortization of deferred financing costs	597	714	1,292
Amortization of debt discount	—	—	38
Loss on extinguishment of debt	2,187	213	278
Gain on debt conversion	—	—	(88)
Impairment loss	1,477	3,708	2,921
Stock-based compensation and long term incentive plan expense	305	285	34
Amortization of warrant issuance cost	12	58	58
Changes in operating assets and liabilities:
(Increase) decrease in assets	(244)	442	(63)
Decrease in liabilities	(432)	(800)	(933)

Net cash provided by operating activities	2,668	4,970	5,507

Cash flows from investing activities:
Additions to hotel properties	(3,446)	(3,853)	(3,034)
Investment in joint venture	(9,280)	—	—
Acquisitions of hotel properties	(22,450)	(42,592)	—
Proceeds from sale of hotel assets	58,593	53,306	21,316
Net changes in capital expenditure escrows	(1,475)	(1,463)	(340)

Net cash provided by investing activities	21,942	5,398	17,942

Cash flows from financing activities:
Deferred financing costs	(136)	(865)	(485)
Principal payments on long-term debt	(39,965)	(51,868)	(22,207)
Proceeds from long-term debt	15,925	44,620	—
Payments on revolving debt	(10,305)	(39,056)	(30,843)
Proceeds from revolving debt	10,198	41,152	29,692
Debt early extinguishment penalties	(1,752)	—	(120)
Series D Preferred Stock issuance	28,881	—	—
Series A and B Preferred Stock redemption, including accumulated dividends	(20,167)	—	—
Cash dividends paid to common shareholders	(198)	—	—
Cash dividends paid to Series C and D Preferred shareholders	(3,598)	—	—
Proceeds from common stock issued in rights offering	—	346	860
Rights offering issuance costs	—	—	(218)
Other items	(37)	—	—

Net cash used in financing activities	(21,154)	(5,671)	(23,321)

See accompanying notes to consolidated financial statements.	5

Condor Hospitality Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(In thousands, except share and per share data)

	Year ended December 31,
	2016		2015	2014
Increase in cash and cash equivalents		$3,456	$4,697	$128
Cash and cash equivalents, beginning of year		4,870	173	45

Cash and cash equivalents, end of year		$8,326	$4,870	$173

Supplemental cash flow information
Interest paid, net of amounts capitalized		$4,229	$5,085	$7,119
Income taxes paid		$37	$—	$—

Schedule of noncash investing and financing activities:
Unamortized debt discount		$—	$—	$113
Convertible loan embedded derivative		$—	$—	$(151)
Debt converted to common stock		$—	$—	$(2,000)
Common stock issued on conversion of debt		$—	$—	$1,950
Debt assumed in acquisitions	$		$11,220	$—
Fair Value of CHLP operating units issued in acquisitions		$50	$450	$—
In kind dividends deemed on preferred stock		$20,218	$—	$—

See accompanying notes to consolidated financial statements.	6

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Condor Hospitality Trust, Inc. (“CDOR,” “Condor,” or the “Company”), which until July 15, 2015 was formerly named Supertel Hospitality, Inc., was incorporated in Virginia on August 23, 1994 and was reincorporated in Maryland on November 19, 2014. CDOR is a self-administered real estate investment trust (“REIT”) for federal income tax purposes that specializes in the investment and ownership of high-quality select-service, limited-service, extended stay, and compact full-service hotels. As of December 31, 2016, the Company owned 19 hotels in 12 states, including one hotel owned through an 80% interest in an unconsolidated joint venture (the “Atlanta JV”).

CDOR, through its wholly owned subsidiary, Condor Hospitality REIT Trust (formerly Supertel Hospitality REIT Trust), owns a controlling interests in Condor Hospitality Limited Partnership (“CHLP”) (formerly Supertel Limited Partnership), for which we serve as general partner. CHLP, including its various subsidiary partnerships, holds substantially all of the Company’s assets (with the exception of the furniture and equipment of 14 properties held by TRS Leasing, Inc.) and conducts all of its operations. At December 31, 2016, the Company owned 97.8% of the common operating units (“common units”) of CHLP with the remaining common units owned by other limited partners and long-term incentive plan unit holders (see Note 12). The Company’s 100% owned E&P Financing Limited Partnership no longer owns any assets or conducts any operations following the sale of its last remaining property in January 2016.

In order for the income from our hotel property investments to constitute “rents from real properties” for purposes of the gross income tests required by the Internal Revenue Service (“IRS”) for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, CHLP and its subsidiaries lease our hotel properties to the Company’s wholly owned taxable REIT subsidiary, TRS Leasing, Inc., and its wholly owned subsidiaries (the “TRS”). The TRS in turn engages third-party eligible independent contractors to manage the hotels. CHLP, the TRS, and their respective subsidiaries are consolidated into the Company’s financial statements.

References to “we,” “our,” and “us” herein refer to Condor Hospitality Trust, Inc., including as the context requires, its direct and indirect subsidiaries.

Historically, as a result of the geographic areas in which we operate, the operations of our hotels have been seasonal in nature. Generally, occupancy rates, revenue, and operating income have been greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year. The results of the hotels acquired in 2015 and 2016 (see Note 3), because of their locations and chain scale, are expected to be less seasonal in nature than our legacy portfolio of assets.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. general accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company, as well as the accounts of CHLP and its

7

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

subsidiaries and our wholly owned TRS and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates, Risks, and Uncertainties

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as revenue and expenses recognized during the reporting period. Actual results could differ from those estimates. Because the state of the economy and of the real estate market can significantly impact hotel operational performance and the estimated fair value of our assets, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change.

Investment in Hotel Properties

At the time of acquisition, the Company allocates the purchase price of assets to asset classes based on the fair value of the acquired real estate, furniture, fixtures, and equipment, and intangible assets, if any, and the fair value of liabilities assumed, including debt. Acquisition date fair values are determined based on replacement costs, appraised values, and estimated fair values using methods similar to those used by independent appraisers including discounted cash flows and capitalization rates. Acquisition costs are expensed as incurred.

The Company’s investments in hotel properties are recorded at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and improvements and 3 to 12 years for furniture and equipment.

Renovations and/or replacements that improve or extend the life of the hotel properties are capitalized and depreciated over their useful lives. Repairs and maintenance are expensed as incurred.

On a quarterly basis, the Company reviews the carrying value of each held for use hotel to determine if certain circumstances, known as triggering events, exist indicating impairment to the carrying value of the hotel or that depreciation periods should be modified. These triggering events include a significant change in the cash flows of or a significant adverse change in the business climate for a hotel. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on these undiscounted future cash flows. If the investment is not recoverable based on this analysis, an impairment charge will be taken, if necessary, to reduce the carrying value of the hotel to the hotel’s fair value.

Investment in Joint Venture

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the

8

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Pursuant to our Atlanta JV agreement, allocations of the profits and losses of our Atlanta JV may be allocated disproportionately to nominal ownership percentages due to specified preferred return rate thresholds.

Distributions received from a joint venture are classified in the statement of cash flows using the cumulative distributions approach. Distributions are classified as cash inflows from operating activities unless cumulative distributions, including those from prior periods not designated as a return of investment, exceed cumulative recognized equity in earnings of the joint venture. Excess distributions are classified as cash inflows from investing activities as a return of investment.

On an annual basis or at interim periods if events and circumstances indicate that the investment may be impaired, the Company reviews the carrying value of its investment in unconsolidated joint venture to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. The investment is considered impaired if its estimated fair value is less than the carrying amount of the investment and that impairment is other than temporary.

Assets Held for Sale and Discontinued Operations

A hotel is considered held for sale (a) when a contract for sale is entered into, a substantial, nonrefundable deposit has been committed by the purchaser, and sale is expected to occur within one year, or (b) if management has committed to and is actively engaged in a plan sell the property, the property is available for sale in its current condition, and it is probable the sale will be completed within one year. If a hotel is considered held for sale as of the most recent balance sheet presented or was sold in any period presented, the hotel property and the debt it collateralizes are shown as held for sale in all periods presented.

Depreciation of our hotels is discontinued at the time they are considered held for sale. If the fair value of the held for sale property less costs to sell is lower than the carrying value of the hotel, the Company will record an impairment loss. Impairment losses on held for sale properties may be subsequently recovered up to the amount of the cumulative impairment losses taken while the property is held for sale should future revisions to fair value estimates be required. If active marketing ceases or the property no longer meets the criteria to be classified as held for sale, the property is reclassified to held for use and measured at the lower of its (a) carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held for use, or (b) its fair value at the date of the subsequent decision not to sell.

Historically, we have presented the results of operations of hotel properties that have been sold or considered held for sale as discontinued operations. In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in ASU 2014-08 change the criteria for reporting a discontinued operation and require new disclosures of both discontinued operations and certain other significant disposals that

9

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

do not meet the definition of a discontinued operation. Only disposals representing a strategic shift in operations that have a major effect on an entity’s operations and financial results should be presented as discontinued operations subsequent to adoption. The Company adopted the pronouncement on October 1, 2014. As a result of this adoption, only the operations of hotels meeting the criteria to be considered held for sale prior to October 1, 2014 are included in discontinued operations for all periods presented as no individual hotel disposition represents a strategic shift in operations or has a major effect on our operations or financial results.

Gains on the sale of real estate are recognized when a property is sold, provided that the profit is determinable, meaning that collectability of the sales price is reasonably assured or can be estimated, and that the earnings process is complete, meaning that the seller is not obligated to perform significant activities after the sale in order to earn the profit. If these criteria are not met, the timing of the sale is determined based on various criteria related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the gain is deferred and the finance, installment, or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent we sell a property and retain a partial ownership interest in the property, we generally recognize a gain to the extent of the third party ownership interest.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of three months or less when acquired, and are carried at cost which approximates fair value. The Company maintained a major portion of its deposits with Great Western Bank, a Nebraska Corporation, at December 31, 2016 and with US Bank at December 31, 2015. The balances on deposit at Great Western Bank and US Bank may at times exceed the federal deposit insurance limit, however, management believes that no significant credit risk exists with respect to the uninsured portion of these cash balances.

Restricted Cash

Restricted cash consists of cash held in escrow for the replacement of furniture and fixtures or for real estate taxes and property insurance as required under certain loan agreements. For purposes of the statement of cash flows, changes in restricted cash caused by changes in required reserves for real estate taxes or property insurance are shown as operating activities. Changes in restricted cash caused by changes in required reserves for the replacement of furniture and fixtures are shown as investing activities.

Deferred Financing Cost

Direct costs incurred in financing transactions are capitalized as deferred financing costs and amortized to interest expense over the term of the related loan using the effective interest method. Deferred financing costs are presented on the balance sheet as a direct deduction from the associated debt liability.

10

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Liabilities

In the normal course of business, the Company is exposed to the effects of interest rate changes, and the Company may enter into derivative instruments including interest rate swaps, caps, and collars to manage or economically hedge interest rate risk. Additionally, prior to the first quarter of 2016, the Company was required to include on the balance sheet certain bifurcated embedded derivative instruments such as conversion features in convertible instruments and certain common stock warrants.

All derivatives recognized by the Company are reported as derivative liabilities on the balance sheet and are adjusted to their fair value at each reporting date. Realized and unrealized gains and losses on derivative instruments are included in net gain (loss) on derivatives and convertible debt with the exception of realized gains and losses related to interest rate instruments which are included in interest expense on the statement of operations.

Noncontrolling Interest

Noncontrolling interest in CHLP represents the limited partners’ proportionate share of the equity in the operating partnership and long-term incentive plan (“LTIP”) units (see Note 12). Earnings and loss are allocated to noncontrolling interest in accordance with the weighted average percentage ownership of CHLP during the period.

Revenue Recognition

Revenue consists of amounts derived from hotel operations, including the sale of rooms, food and beverage, and other ancillary amenities. Revenue from the operation of the hotel properties is recognized when rooms are occupied and services have been rendered. Sales, use, occupancy, and similar taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in the statement of operations.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code (the “Code”), as amended. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income, will not be subject to federal income tax to the extent of the income currently distributed to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will be unable to re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT, unless we satisfy certain relief provisions. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. Except with respect to the TRS, the Company does not believe that it will be liable for significant federal or state income taxes in future years.

11

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A REIT will incur a 100% tax on the net gain derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We do not believe any of our hotels were held primarily for sale in the ordinary course of our trade or business. However, if the IRS would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

Taxable income from non-REIT activities managed through the TRS, which is taxed as a C-Corporation, is subject to federal, state, and local income taxes. We account for the federal income taxes of our TRS using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and projections for future taxable income over the periods in which the remaining deferred tax assets are deductible. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not (defined as a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

The Company may recognize a tax benefit from an uncertain tax position when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on its technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite the Company’s belief that its filing position is supportable, the benefit of that tax position is not recognized in the statement of operations. The Company recognizes interest and penalties, as applicable, related to unrecognized tax benefits as a component of income tax expense. The Company recognizes unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement to the uncertain tax position by the applicable taxing authority or by expiration of the applicable statute of limitations. For the years ended December 31, 2016, 2015, and 2014, the Company did not record any uncertain tax positions.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are utilized to determine the value of certain liabilities, to perform impairment assessments, to account for hotel acquisitions, and for disclosure purposes. Fair value measurements are classified into a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Directly or indirectly observable inputs other than quoted prices included in Level 1. Level 2 inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations whose inputs are observable.

12

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3: Unobservable inputs for which there is little or no market data, which require a reporting entity to develop its own assumptions.

Our estimates of fair value were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or valuation techniques may have a material effect on estimated fair value measurements. We classify assets and liabilities in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

With the exception of fixed rate debt (see Note 8) and other financial instruments carried at fair value, the carrying amounts of the Company’s financial instruments approximates their fair values due to their short-term nature or variable market-based interest rates.

Fair Value Option

Under U.S. GAAP, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument by instrument basis, with changes in fair value reported in net earnings. This option was elected for the treatment of the Company’s convertible debt entered into on March 16, 2016 (see Note 7).

Stock-Based Compensation

Stock-based compensation for awards with a service condition only is measured based on the fair value of the award on the date of grant and recognized as compensation expense on a straight line basis over the service period. The compensation cost related to awards for which vesting is contingent upon achieving a market based criteria is measured at the fair value of the award on the date of grant, including consideration of the market criteria, and amortized on a straight line basis over the performance period. The fair value of the award at grant is measured using either the closing stock price on the date of grant (for vested and unvested share awards), the Black-Scholes model (for options and warrants), or a Monte Carlo simulation (for LTIP awards), as appropriate. Compensation cost is recognized as additional paid-in capital for awards of the Company’s common stock and as noncontrolling interest for LTIP awards of CHLP common units.

Recently Adopted Accounting Standards

In November 2014, the FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which clarifies certain of the criteria for determining whether derivative features in a hybrid financial instrument should be separately recognized. ASU 2014-16 is effective for fiscal years beginning after December 15, 2015 and permits either a retrospective or cumulative effect transition method. ASU 2014-16 was adopted by the Company on January 1, 2016 and was utilized in determining the accounting for the 6.25% Series D Cumulative Convertible Preferred Stock (“Series D Preferred Stock”) issued in March 2016 (see Note 10).

13

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2015, the FASB issued ASU No. 2015-02, Consolidation—Amendments to the Consolidation Analysis, which amends the current consolidation guidance effecting both the VIE and VOE consolidation models. The standard does not add or remove any of the characteristics in determining if an entity is a VIE or VOE, but rather enhances the way the Company assesses some of these characteristics. The Company adopted this standard on January 1, 2016 and concluded that CHLP now meets the criteria to be considered a VIE of which the Company is the primary beneficiary and, accordingly, the Company continues to consolidate CHLP. The Company’s sole significant asset is its investment in CHLP, and consequently, substantially all of the Company’s assets and liabilities represent those assets and liabilities of CHLP. All of the Company’s debt is an obligation of CHLP. This ASU was also used in the determination of the accounting for the Atlanta JV entered into in August 2016 (see Note 5).

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. The Company adopted this standard on January 1, 2016 and presents all debt issuance costs, other than issuance costs related to its revolving credit facility, as a direct deduction from the carrying value of the debt liability. Adoption of this standard was applied retrospectively for all periods presented, effecting only the presentation of the balance sheet. The adoption of this standard did not have a material impact on the Company’s financial position and had no impact on the results of operations or cash flows. For the amounts of the reclassification, see Note 6.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The original updated accounting guidance was effective for annual and interim reporting periods in fiscal years beginning after December 15, 2016, however, in July 2015, the FASB approved a one year delay of the effective date to fiscal years beginning after December 15, 2017. As such, the standard will be effective for the Company on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has begun to evaluate each of its revenue streams under the new model. Based on preliminary assessments, the Company does not expect the adoption of this guidance to materially affect the amount or timing of revenue recognition for revenues from room, food and beverage, and other hotel level sales. Furthermore, for real estate sales to third parties, primarily a result of disposition of real estate in exchange for cash with few contingencies, we do not expect the standard to significantly impact the recognition of or accounting for these sales.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes most existing lease guidance in U.S. GAAP when it becomes effective. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2019, permits early adoption, and mandates a modified retrospective transition method. The Company is required to adopt ASU 2016-02 on January 1, 2020. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

14

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or business combinations. This standard will be effective for annual periods beginning after December 15, 2017, although early adoption is permitted. The Company is evaluating the effect that ASU 2017-01 will have on its consolidated financial statements and related disclosures.

Reclassifications

Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

Beginning in the first quarter of 2016, we have revised the classification of cash payments for debt prepayment or extinguishment penalties in our statements of cash flows from where they were previously presented as operating cash flows to financing cash flows. We have concluded that this classification is preferable as these payments are closely related to other financing cash flows, such as the repayment of debt, and reflect the impact of financing decisions made by management. This revised policy is also consistent with the ASU 2016-15, Statement of Cash Flows, which was issued in August 2016 and becomes effective for the Company on January 1, 2018. This revision in classification had the effect of increasing operating cash flows and decreasing financing cash flows by $1,752, $0, and $120 during the years ended December 31, 2016, 2015, and 2014, respectively.

Liquidity

The following disclosure and analysis is pursuant to ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires the Company to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date the financial statements are issued. To satisfy the requirements of this standard, the Company’s evaluation considered a 15 month period beginning January 1, 2017.

We expect to meet our short-term liquidity requirements through net cash provided by operations, existing cash balances and working capital, short-term borrowings under our revolving credit agreement with Great Western Bank, and the release of restricted cash upon the satisfaction of usage requirements. At December 31, 2016, the Company had $8,326 million of cash and cash equivalents on hand and $1,234 of unused availability under its revolving credit agreement. Our short-term liquidity requirements consist primarily of operating expenses and other expenditures directly associated with our hotel properties, recurring maintenance and capital expenditures necessary to maintain our hotels in accordance with brand standards, interest expense and scheduled principal payments on outstanding indebtedness, restricted cash funding obligations, and the payment of dividends in accordance with the REIT requirements of the Internal Revenue Code and as required in connection with our Series D Preferred Stock (which, as discussed as a subsequent event (see Note 17), was converted to common stock with $9,250 of a new class of stock, Series E Preferred Stock, issued on February 28, 2017). We presently expect to invest approximately $4,000 to $5,000 in capital expenditures related to hotel properties we currently own through March 31, 2018.

15

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the Board of Directors based on our actual results of operations, economic conditions, capital expenditure requirements, and other factors that the Board of Directors deems relevant.

Our longer-term liquidity requirements consist primarily of the cost of acquiring additional hotel properties, renovations and other one-time capital expenditures that periodically are made related to our hotel properties, and scheduled debt payments, including maturing loans. Possible sources of liquidity to fund debt maturities and acquisitions and to meet other obligations include additional secured or unsecured debt financings and proceeds from public or private issuances of debt or equity securities.

Prior to the consideration of any asset sales or our ability to refinance debt subsequent to December 31, 2016, contractual principal payments on our debt outstanding, including normal amortization, total $15,788 through March 31, 2018, including the February 1, 2017 maturity of one of our Western Alliance Bank (“WAB”) loans with a balance at December 31, 2016 of $4,806, the November 6, 2017 maturity of our Cantor loan with a balance at December 31, 2016 of $5,713, the December 1, 2017 maturity of our Morgan Stanley loan with a balance at December 31, 2016 of $912, and the February 1, 2018 maturity of one of our WAB loans with a balance at December 31, 2016 of $2,803. On January 27, 2017, the WAB loan due February 1, 2017 was extended to February 1, 2018. Subsequently, on March 1, 2017, each of these pieces of debt was refinanced with a $90,000 secured credit facility that matures on March 1, 2019. Following this refinancing, contractual principal payments on our debt outstanding at December 31, 2016 through March 31, 2018 totaled approximately $1,100.

NOTE 2. INVESTMENT IN HOTEL PROPERTIES

Investments in hotel properties consisted of the following at December 31:

	As of December 31,
	2016			2015
	Held for sale	Held for use	Total	Held for sale	Held for use	Total
Land	$2,392	$14,020	$16,412	$8,184	$10,683	$18,867
Acquired below market lease intangibles	—	—	—	883	—	883
Buildings, improvements, vehicles	23,118	85,565	108,683	70,932	67,174	138,106
Furniture and equipment	5,427	12,776	18,203	19,170	11,418	30,588
Construction-in-progress	23	63	86	322	133	455

Investment in hotel properties	30,960	112,424	143,384	99,491	89,408	188,899
Less accumulated depreciation	(12,247)	(16,266)	(28,513)	(44,691)	(13,509)	(58,200)

Investment in hotel properties, net	$18,713	$96,158	$114,871	$54,800	$75,899	$130,699

16

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 3. ACQUISITION OF HOTEL PROPERTIES

On December 14, 2016, the Company acquired one wholly-owned hotel, the Aloft Leawood / Overland Park (Kansas City). The allocation of the purchase price based on fair value, which was determined using Level 3 fair value inputs, was as follows:

Hotel	Land	Buildings, improvements, and vehicles	Furniture and equipment	Total purchase price	Debt originated at acquisition	Issuance of CHLP common units	Net cash
Aloft Leawood, KS	$3,339	$18,046	$1,115	$22,500	$15,925	$50	$6,525

The $22,500 purchase price was funded with the proceeds of two mortgage loans provided by Great Western Bank totaling $15,925, approximately $6,525 in cash, and the issuance of 213,904 common units from CHLP with a value of $50.

During 2015, the Company acquired three wholly-owned hotel properties. The allocation of the purchase price based on fair value, which was determined using Level 3 fair value inputs, was as follows:

Hotel	Acquisition date	Land	Building, improvements, and vehicles	Furniture and equipment	Total purchase price	Assumption of debt	Debt originated at acquisition	Issuance of CHLP common units	Net cash
Hotel Indigo Atlanta, GA	10/2/2015	$800	$8,700	$1,500	$11,000	$—	$5,000	$150	$5,850
Marriott Courtyard Jacksonville, FL	10/2/2015	2,100	11,050	850	14,000	—	10,100	150	3,750
SpringHill Suites San Antonio, TX	10/1/2015	1,597	14,353	1,550	17,500	11,220	—	150	6,130

Total		$4,497	$34,103	$3,900	$42,500	$11,220	$15,100	$450	$15,730

The $42,500 purchase price was funded with the assumption of one loan with an aggregate outstanding principal balance of $11,220 and two newly originated GE Capital loans totaling $15,100 (sold to WAB in April 2016). The remaining $16,180 was funded with approximately $14,900 in cash, approximately $830 of borrowings from the Company’s existing credit facility with Great Western Bank, and the issuance of common units from CHLP. A total of 2,298,879 common units were issued with a value of $450.

There were no hotel acquisitions in 2014.

Included in the statement of operations for the year ended December 31, 2016 and 2015 is total revenue of $12,786 and $2,611 and total operating income of $2,279 and $356, respectively, which represent the results of operations for these four hotels since the date of acquisition.

17

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 3. ACQUISITION OF HOTEL PROPERTIES (continued)

Pro Forma Results (Unaudited)

The following condensed pro forma financial data is presented as if all acquisitions completed during the years ended December 31, 2016 and 2015 (including the Atlanta JV acquisition subsequently discussed (see Note 5)) had been completed on January 1, 2015 and 2014, respectively. The pro forma results below exclude acquisition costs of $550 and $684 incurred during the years ended December 31, 2016 and 2015, respectively. The condensed pro forma financial data is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated on January 1, 2015 and 2014, nor do they purport to represent the results of operations for future periods.

	Years ended December 31,
	2016	2015
Total revenue	$56,741	$73,281
Operating income	$3,970	$6,774
Net Income attributable to common shareholders	$3,755	$10,816
Net Income per share available to common shareholders-basic	$0.76	$2.21
Net Income per share available to common shareholders-diluted	$0.19	$0.05

NOTE 4: DISPOSITION OF HOTEL PROPERTIES AND DISCONTINUED OPERATIONS

As of December 31, 2016, the Company had seven hotels classified as held for sale. At the beginning of 2016, the Company had 16 hotels held for sale and during the year classified an additional 16 hotels as held for sale. Twenty-five of these hotels were sold during 2016. None of the hotels reclassified as held for sale since the Company’s adoption of ASU 2014-08 on October 1, 2014 represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results. As a result, only hotels classified as held for sale prior to October 1, 2014 (excluding those subsequent reclassified as held for use), none of which remain unsold at December 31, 2016, are included in discontinued operations with all other hotels, including those subsequently sold or classified as held for sale, reported in continuing operations.

In 2016, 2015, and 2014, the Company sold 25 hotels, 17 hotels, and 13 hotels, respectively, resulting in total gains of $24,256, $7,759, and $2,749, respectively, of which $23,575, $4,996, and $0, respectively, was included in continuing operations.

Included in these 2015 sales were two hotels in Alexandria, Virginia that were sold on July 13, 2015 for a combined gross sales price of $19,000. These hotels represent a significant disposition, and as such, their operating results are disclosed. The Alexandria Comfort Inn and Days Inn hotels had combined net earnings (loss) of ($665) and $761 for the years ended December 31, 2015 and 2014, respectively. Net earnings for the year ended December 31, 2015 includes impairment expense of $1,020 which was recognized following the hotels classification as held for sale. Earnings attributable to noncontrolling interest related to these properties for the years ended December 31, 2015 and 2014 were $3 and $1, respectively.

18

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 4: DISPOSITION OF HOTEL PROPERTIES AND DISCONTINUED OPERATIONS (continued)

The Company allocates interest expense to discontinued operations for debt that is to be assumed or that is required to be repaid as a result of the disposal transaction. The following table sets forth the components of discontinued operations for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Revenue	$6	$2,923	$13,579
Hotel and property operations expense	(4)	(1,946)	(10,410)
Depreciation and amortization expense	—	—	(112)
General and administrative expense	—	—	—
Net gain on dispositions of assets	681	2,997	2,751
Interest expense	(5)	(223)	(1,140)
Loss on extinguishment of debt	—	—	(120)
Impairment recovery (loss)	—	121	(1,652)

	$678	$3,872	$2,896

Capital expenditures	$—	$90	$338

NOTE 5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

On August 1, 2016, the Company entered into a joint venture with Three Wall Capital LLC and certain of its affiliates (“TWC”) to acquire a 254-room Aloft hotel in downtown Atlanta, Georgia. The Company accounts for the Atlanta JV under the equity method. Condor owns 80% of the Atlanta JV with TWC owning the remaining 20%. The Atlanta JV is comprised of two companies: Spring Street Hotel Property II LLC, of which CHLP indirectly owns an 80% equity interest, and Spring Street Hotel OpCo II LLC, of which our TRS indirectly owns an 80% equity interest. TWC owns the remaining 20% equity interest in these two companies.

On August 22, 2016, the Atlanta JV closed on the acquisition of the Atlanta Aloft for a purchase price of $43,550, subject to working capital and similar adjustments. The purchase price was allocated by the Atlanta JV based on fair value, which was determined using Level 3 fair value inputs, as documented in the table below:

Hotel	Land	Buildings, improvements, and vehicles	Furniture and equipment	Land option (1)	Total purchase price	Debt originated at acquisition	Net cash
Aloft Atlanta, GA	$13,025	$34,048	$2,667	$(6,190)	$43,550	$33,750	$9,800

(1)	The purchase agreement includes a provision which permits the seller to purchase the surface parking lot north of the hotel exercisable for ten years at less than market rates

The purchase price for the Atlanta Aloft was paid with $9,800 in cash, of which $7,840 was contributed by Condor and $1,960 was contributed by TWC, and $33,750 of proceeds from a term loan secured by the property.

19

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE (continued)

Condor additionally contributed $1,440 and TWC additionally contributed $360 to the Atlanta JV to cover acquisition costs and to provide working capital to the entity. The term loan, obtained from LoanCore Capital Credit REIT LLC, has an initial term of 24 months with three 12-month extension periods which may be exercised at the Atlanta JV’s option subject to certain conditions and fees. The interest rate is a floating rate calculated on the one-month LIBOR plus 5.0%, and as a condition to closing, the Atlanta JV purchased a LIBOR cap of 3.0%. The current interest rate on the loan is 5.75%. The loan is non-recourse to the Atlanta JV, subject to specified exceptions. The loan is also non-recourse to Condor, except for certain customary carve-outs which are guaranteed by the Company.

Under the Atlanta JV agreement, the Atlanta JV is managed by TWC in accordance with business plans and budgets approved by both partners. Major decisions as detailed in the agreement also require joint approval. Condor may remove TWC as manager of the Atlanta JV and appoint a new manager only upon the occurrence of certain events. The Atlanta Aloft hotel is managed by Boast Hotel Management Company LLC (“Boast”), an affiliate of TWC. The Atlanta JV paid to Boast total management fees of $110 during the year ended December 31, 2016.

Net cash flow and profits from the Atlanta JV will be distributed each fiscal year first with a 10% preferred return on capital contributions to Condor, second with a 10% preferred return on capital contributions to TWC, and third with any remainder distributed to the partners based on their pro-rata equity ownership. Losses are allocated based on pro-rata equity ownership. The Atlanta JV agreement also includes buy-sell rights for both members (generally after three years of hotel ownership for Condor and after five years for TWC) and Condor has a purchase option for TWC’s Atlanta JV ownership interest exercisable between the third and fifth anniversary of the hotel closing.

20

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE (continued)

The following tables represent the total assets, liabilities, equity, and components of net income (loss), including the Company’s share, of the Atlanta JV as of and for the year ended December 31, 2016:

As of December 31, 2016
Investment in hotel properties, net	$49,305
Cash and cash equivalents	1,184
Restricted cash, property escrows	464
Accounts receivable, prepaid expenses, and other assets	320

Total Assets	$51,273

Accounts payable, accrued expenses, and other liabilities	$633
Land option liability	6,190
Long-term debt, net of deferred financing costs	33,155

Total Liabilities	39,978
Condor equity	9,036
TWC equity	2,259

Total Equity	11,295

Total Liabilities and Equity	$51,273

Year ended December 31, 2016
Revenue
Room rentals and other hotel services	$3,703
Operating Expenses
Hotel and property operations	2,457
Depreciation and amortization	471
Acquisition	299

Total operating expenses	3,227

Operating income	476
Net loss on disposition of assets	(2)
Net loss on derivative	(6)
Interest expense	(773)

Net loss	$(305)

Condor allocated loss	$(244)
TWC allocated loss	(61)

Net loss	$(305)

21

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 6. LONG-TERM DEBT

Long-term debt, including debt related to hotel properties held for sale, consisted of the following loans payable at December 31:

Lender	Balance at December 31, 2016	Interest rate at December 31, 2016		Maturity	Amortization provision		Properties encumbered at December 31, 2016	Balance at December 31, 2015
Fixed rate debt
Western Alliance Bank	$4,806	7.17%		02/2017	15 years		2	$10,819
Western Alliance Bank	2,803	4.75%		02/2018	15 years		2	3,864
Cantor Commercial Real Estate Lending	5,713	4.25%		11/2017	30 years		1	5,826
Morgan Stanley Mortgage Capital Holdings, LLC	912	5.83%		12/2017	25 years		4	27,542
Great Western Bank (7)	14,326	4.33%		12/2021	25 years		1	—
Great Western Bank (7)	1,599	4.33%		12/2021	7 years		—	—

Total fixed rate debt	30,159							48,051

Variable rate debt
Great Western Bank (6)	—	4.75	% (1)	06/2018	Interest only		2	3,215
Western Alliance Bank	4,882	4.18	% (2)	11/2020	25 years		1	4,990
Western Alliance Bank	9,863	4.18	% (2)	11/2020	25 years		1	10,079
The Huntington National Bank	7,361	2.87	% (3)	11/2020	25 years		3	9,981
LMREC 2015—CREI, Inc. (Latitude)	11,124	7.00	% (4)	05/2018	$12 monthly	(5)	1	11,220

Total variable rate debt	33,230						18	39,485

Total long-term debt	$63,389							$87,536
Less: Deferred financing costs	(669)							(1,525)

Total long-term debt, net of deferred financing costs	62,720							86,011
Less: Long-term debt related to hotel properties held for sale, net of deferred financing costs of $55 and $736	(5,945)							(41,344)

Long-term debt related to hotel properties held for use, net of deferred financing costs of $614 and $789	$56,775							$44,667

(1)	Prime rate plus 1%; was fixed rate debt at 4.5% prior to amendment on June 5, 2015
(2)	90-day LIBOR plus 3.25%
(3)	30-day LIBOR plus 2.25%, fixed at 4.13% after giving effect to interest rate swap
(4)	30-day LIBOR plus 6.25% 30-day LIBOR capped at 1.0% after giving effect to market rate cap (see Note 8)
(5)	$12 monthly payment began May 2016
(6)	Total availability under this revolving credit facility was $1,234 at December 31, 2015; commitment fee on unused facility is 0.25%
(7)	Both loans are collateralized by Aloft Leawood

22

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 6. LONG-TERM DEBT (continued)

At December 31, 2016, we had long-term debt of $57,389 associated with assets held for use with a weighted average term to maturity of 2.9 years and a weighted average interest rate of 4.89%. Of this total, at December 31, 2016, $26,079 is fixed rate debt with a weighted average term to maturity of 2.8 years and a weighted average interest rate of 4.78% and $31,310 is variable rate debt with a weighted average term to maturity of 2.9 years and a weighted average interest rate of 4.98%. At December 31, 2015, we had long-term debt of $45,455 associated with assets held for use with a weighted average term to maturity of 3.3 years and a weighted average interest rate of 4.98%. Of this total, at December 31, 2015, $12,439 is fixed rate debt with a weighted average term to maturity of 1.6 years and a weighted average interest rate of 5.63% and $33,016 is variable rate debt with a weighted average term to maturity of 3.9 years and a weighted average interest rate of 4.74%.

Debt is classified as held for sale if the properties collateralizing it are held for sale. Debt associated with assets held for sale is classified in the table below based on its contractual maturity although the balances are expected to be repaid within one year upon the sale of the related hotel properties. Aggregate annual principal payments on debt for the next five years and thereafter are as follows:

	Held for sale	Held for use	Total
2017	$1,574	$11,333	$12,907
2018	2,603	12,065	14,668
2019	52	1,120	1,172
2020	1,771	19,199	20,970
2021	—	13,672	13,672

Total	$6,000	$57,389	$63,389

As discussed further in the Subsequent Events footnote (see Note 17), on January 27, 2017, the WAB loan with a balance of $4,806 at December 31, 2016 due February 1, 2017 was extended to February 1, 2018. On March 1, 2017 a significant portion of the Company’s debt (including all debt outstanding at December 31, 2016 with the exception of the two variable rate WAB loans and the two fixed rate Great Western Bank loans) was refinanced with a $90,000 secured credit facility that matures on March 1, 2019.

Financial Covenants

The Company’s debt agreements contain requirements as to the maintenance of minimum levels of debt service and fixed charge coverage and required loan-to-value and leverage ratios, and place certain restrictions on dividends. As of December 31, 2016, we were in compliance with our financial covenants.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness, and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms. Our Great Western Bank and certain of our WAB facilities contain cross-default provisions which would allow Great Western Bank and WAB to declare a default

23

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 6. LONG-TERM DEBT (continued)

and accelerate our indebtedness to them if we default on our other loans and such default would permit that lender to accelerate our indebtedness under any such loan. As of December 31, 2016, we are not in default of any of our loans.

2014 Convertible Loan

On January 9, 2014, we entered into an unsecured convertible loan agreement with Real Estate Strategies, L.P. (“RES”), for a revolving line of credit of up to $2,000 with an annual interest rate equal to LIBOR plus 7%. During the first quarter of 2014, the Company borrowed the full amount of $2,000 available under the loan agreement.

Upon issuance, it was determined that the conversion feature should be bifurcated from its host instrument and accounted for as a freestanding derivative liability as there was no explicit limit to the number of shares to be delivered upon settlement of the conversion option. The initial fair value of the conversion feature was determined to be $151 and was recorded as a derivative liability with the offset recorded as a debt discount against the convertible loan.

RES applied the amount owed to it under the loan to purchase 1,250,000 shares of newly issued common stock. On June 11, 2014, the effective purchase date, $1,950, the fair value of the shares issued, was recorded in equity, and a gain of $88 was recorded in other income to reflect the change in fair value from March 31, 2014 to the date of conversion of the convertible loan, amortized debt discount, and the separately accounted for embedded derivative.

NOTE 7: CONVERTIBLE DEBT AT FAIR VALUE

As part of an agreement entered into on March 16, 2016 (the “Exchange Agreement”) with RES (see Note 10), the Company issued to RES a Convertible Promissory Note (the “Note”), bearing interest at 6.25% per annum, in the principal amount of $1,012. If the Series D Preferred Stock is outstanding, RES at its option may at any time elect to convert the Note, in whole or part, by notice delivered to the Company, into a number of shares of Series D Preferred Stock determined by dividing the principal amount of the Note to be converted by $10.00. Any time the Series D Preferred Stock is required by its terms to be converted into common stock of the Company (see Note 10), the Note will be automatically converted into the number of shares of common stock that RES would have received had RES converted this Note into Series D Preferred Stock immediately prior to the conversion of the Series D Preferred Stock. Any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of the voting stock of the Company and shall reduce the principal amount of the Note proportionally.

The Company has made an irrevocable election to record this Note in its entirety at fair value utilizing the fair value option available under U.S. GAAP in order to more accurately reflect the economic value of this Note. As such, gains and losses on the Note are included in net gain (loss) on derivatives and convertible debt within net earnings each reporting period. Losses related to this Note were recognized totaling $303 during the year ended December 31, 2016. The fair value of the Note is determined using a Monte Carlo simulation model. The Monte Carlo simulation method is a generally accepted statistical method used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of future expected stock prices of the Company

24

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 7: CONVERTIBLE DEBT AT FAIR VALUE (continued)

and its peer group and minimize standard error. The fair value of the Note on the date of issuance was determined to be equal to its principal amount. Interest expense related to this Note is recorded separately from other changes in its fair value within interest expense each period.

The following table represents the difference between the fair value and the unpaid principal balance of the Note as of December 31, 2016:

	Fair value as of December 31, 2016	Unpaid principal balance as of December 31, 2016	Fair value carrying amount over/(under) unpaid principal
6.25% Convertible Debt	$1,315	$1,012	$303

NOTE 8: FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS

Our determination of fair value measurements is based on the assumptions that market participants would use in pricing the asset or liability. At December 31, 2016, the Company’s convertible debt (see Note 7) and certain derivative instruments were the only financial instruments measured in the financial statements at fair value on a recurring basis. Nonrecurring fair value measurements were utilized in the determination of the fair value of acquired hotel properties and related assumed debt in 2016 and 2015 (see Note 3), the acquisition accounting performed by the Atlanta JV in 2016 (see Note 5), the accounting for the equity transactions that occurred in March 2016 (see Note 10), and in the valuation of impaired hotels during the years ended December 31, 2016, 2015, and 2014.

Derivative Instruments

Currently, the Company uses derivatives, such as interest rate swaps and caps, to manage its interest rate risk. The fair value of interest rate positions is determined using the standard market methodology of netting the discounted expected future cash receipts and payments. Variable interest rates used in the calculation of projected receipts and payments on the positions are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. Derivatives expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the agreements. The Company believes it minimizes this credit risk by transacting with major creditworthy financial institutions. These interest rate positions at December 31, 2016 and 2015 are as follows:

Associated debt	Type	Terms	Effective Date	Maturity Date	Notional amount at December 31, 2016		Notional amount at December 31, 2015
Huntington	Swap	Swaps 30-day LIBOR + 2.25% for fixed rate of 4.13%; cancellable at Company’s option anytime after 11/01/2018 without penalty	11/2015	11/2020	$7,361	(1)	$9,981	(1)
Latitude	Cap	Caps 30-day LIBOR at 1.0%	03/2016	06/2017	$11,124	(1)	$—
Latitude	Cap	Caps 30-day LIBOR at 2.5%	10/2015	05/2016	$—		$11,220	(1)

(1)	Notional amounts amortize consistently with the principal amortization of the associated loans

25

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 8: FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

Additionally, prior to the execution of the Exchange Agreement (see Note 10) on March 16, 2016 which extinguished the instrument, the Company was required to bifurcate and include on the balance sheet at fair value the embedded conversion option in the 6.25% Series C Cumulative Convertible Preferred Stock (“Series C Preferred Stock”) due to the presence of an antidilution provision that required an adjustment in the common stock conversion ratio should subsequent issuances of the Company’s common stock be issued below the instrument’s original conversion price of $8.00 per share. As a result of a subscription rights offering by the Company which concluded on June 6, 2014 (see Note 9), the conversion price of the Series C Preferred Stock, pursuant to its terms, was adjusted to $1.60, the exercise price of the subscription rights for a share of common stock, where the conversion price remained until the instrument’s extinguishment.

Similarly, prior to the execution of the Exchange Agreement, the terms of the common stock warrants issued to the holders of the Series C Preferred Stock (see Note 10) also included an antidilution provision that required a reduction in the warrant’s exercise price of $9.60 should the conversion ratio of the Series C Preferred Stock be adjusted due to antidilution provisions. Accordingly, the warrants did not qualify for equity classification, and, as a result, the fair value of the derivative was shown as a derivative liability on the balance sheet. As a result of a subscription rights offering by the Company which concluded on June 6, 2014 (see Note 9), the exercise price of the warrants for a share of common stock was adjusted to $1.92, equal to 120% of the adjusted conversion price of the Series C Preferred Stock. With the execution of the Exchange Agreement, this provision of these warrants was effectively eliminated and the conversion price was locked permanently at $1.92. Following this modification of terms, the warrants qualify for equity classification and were reclassified to additional paid-in capital at their fair value of $611 on the date of the modification.

The fair value of the derivative liabilities recognized in connection with the Series C Preferred Stock was determined using the Monte Carlo simulation method.

All derivatives recognized by the Company are reported as derivative liabilities on the balance sheet and are adjusted to their fair value at each reporting date. All gains and losses on derivative instruments are included in net gain (loss) on derivatives and convertible debt and with the exception of realized gains and losses related to the interest rate instruments, which are included in interest expense on the statements of operations. Net gains (losses) of $6,680, $11,578, and ($14,430) were recognized related to derivative instruments for the years ended December, 2016, 2015, and 2014, respectively.

26

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 8: FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

Recurring Fair Value Measurements

The following tables provide the fair value of the Company’s financial liabilities carried at fair value and measured on a recurring basis:

There were no transfers between levels during the years ended December 31, 2016, 2015, or 2014.

	Fair value at December 31, 2016	Level 1	Level 2	Level 3
Interest rate derivative	$8	$—	$8	$—
Convertible debt	1,315	—	—	1,315

	$1,323	$—	$8	$1,315

	Fair value at December 31, 2015	Level 1	Level 2	Level 3
Series C preferred embedded derivative	$6,271	$—	$—	$6,271
Warrant derivative	2,411	—	—	2,411
Interest rate derivatives	77	—	77	—

	$8,759	$—	$77	$8,682

The following table presents a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that use significant unobservable inputs (Level 3) and the related gains and losses recorded in the statement of operations during the periods:

	Year ended December 31,
	2016				2015
	Series C Preferred embedded derivative	RES warrant derivative	Convertible debt	Total	Series C Preferred embedded derivative	RES warrant derivative	Total
Fair value, beginning of period	$6,271	$2,411	$—	$8,682	$13,804	$6,533	$20,337
Net (gains) losses recognized in earnings	(4,848)	(1,800)	303	(6,345)	(7,533)	(4,122)	(11,655)
Purchase and issuances	—	—	1,012	1,012	—	—	—
Sales and settlements	(1,423)	—	—	(1,423)	—	—	—
Gross transfers into Level 3	—	—	—	—	—	—	—
Gross transfers out of Level 3 (1)	—	(611)	—	(611)	—	—	—

Fair value, end of period	$—	$—	$1,315	$1,315	$6,271	$2,411	$8,682

Total unrealized (gains) losses during the period included in earnings related to instruments held at end of period	$—	$—	$303	$303	$(7,533)	$(4,122)	$(11,655)

(1)	RES warrants were permanently reclassified to additional paid-in capital as discussed above

27

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 8: FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

Fair Value of Debt

The Company estimates the fair value of its fixed rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of debt obligations with similar credit policies. Credit spreads take into consideration general market conditions and maturity. The inputs utilized in estimating the fair value of debt are classified in Level 2 of the fair value hierarchy. The carrying value, net of deferred financing costs, and estimated fair value of the Company’s debt, excluding convertible debt, which is presented in the balance sheet at fair value, is presented in the table below:

	Carrying value at December 31,		Estimated fair value at December 31,
	2016	2015	2016	2015
Held for use	$56,775	$44,667	$57,456	$45,771
Held for sale	5,945	41,344	6,433	43,508

Total	$62,720	$86,011	$63,889	$89,279

28

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 8: FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

Impaired Hotel Properties

In the performance of impairment analysis for both held for sale and held for use properties, fair value is determined with the assistance of independent real estate brokers and through the use of revenue multiples based on the Company’s experience with hotel sales as well as available industry information. For held for sale properties, estimated selling costs are based on our experience with similar asset sales. These are considered Level 3 inputs. All impairment in the table below related to held for use properties relates to impairments taken when those properties were previously held for sale or upon their reclassification to held for use. The amount of impairment and recovery of previously recorded impairment recognized in the years ended December 31, 2016, 2015, and 2014 is shown in the table below:

			Year ended December 31,
	2016		2015		2014
	Number of hotels	Impairment (loss) recovery	Number of hotels	Impairment (loss) recovery	Number of hotels	Impairment (loss) recovery
Continuing Operations:
Held for sale hotels:
Impairment loss	4	$(1,273)	—	$—	—	$—
Sold hotels:
Impairment loss	1	(204)	6	(3,914)	2	(1,388)
Recovery of impairment	—	—	1	85	1	119

Net impairment loss reported in continuing operations	5	$(1,477)	7	$(3,829)	3	$(1,269)

Discontinued Operations:
Sold hotels:
Impairment loss	—	$—	1	$(117)	8	$(2,450)
Recovery of impairment	—	—	3	238	5	798

Net impairment loss reported in discontinued operations	—	$—	4	$121	13	$(1,652)

Total net impairment:	5	$(1,477)	11	$(3,708)	16	$(2,921)

NOTE 9. COMMON STOCK

The Company’s common stock is duly authorized, full paid, and non-assessable.

On March 11, 2015, an executive officer exercised a warrant to purchase 227,894 shares at the price of $1.52 per share (see Note 12).

The Company concluded a subscription rights offering on June 6, 2014. Each subscription right entitled its holder to purchase one share of common stock of the Company for $1.60 per share. Subscription rights to purchase 1,787,204 shares of common stock were exercised for $2,860, of which $2,000 was paid by the conversion of a loan owed by the Company to RES (see Note 6). The Company incurred issuance costs of $218.

29

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK

On March 16, 2016, the Company entered into a series of agreements providing for:

•	the issuance and sale of Condor’s Series D Preferred Stock under a private transaction to SREP III Flight-Investco, L.P. (“SREP”), an affiliate of StepStone Group LP;

•	the exchange of all of Condor’s outstanding Series C Preferred Stock for Series D Preferred Stock; and

•	the cash redemption of all of Condor’s outstanding 8% Series A Cumulative Preferred Stock (“Series A Preferred Stock”) and 10% Series B Cumulative Preferred Stock (“Series B Preferred Stock”).

In connection with these transactions, the Company and SREP entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) dated March 16, 2016 pursuant to which Condor issued and sold 3,000,000 shares of Series D Preferred Stock to SREP on the March 16, 2016 for an aggregate purchase price of $30,000. The Stock Purchase Agreement required that $20,147 of the purchase price be deposited into an escrow account for the purpose of effecting the redemption of the Series A and Series B Preferred Stock and that the remaining amount of the purchase price be delivered to Condor.

Simultaneously, the Company entered into the Exchange Agreement with RES pursuant to which all 3,000,000 outstanding shares of Series C Preferred Stock were exchanged for 3,000,000 shares of Series D Preferred Stock. Under the Exchange Agreement, in lieu of payment of accrued and unpaid dividends in the amount of $4,947 on the Series C Preferred Stock, Condor (a) paid to RES an amount of cash equal to $1,484, (b) issued to RES 245,156 shares of Series D Preferred Stock (such that RES, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), and their affiliates do not beneficially own in excess of 49% of the voting stock of Condor) and (c) issued to RES a convertible promissory note, bearing interest at 6.25% per annum, in the principal amount of $1,012 (see Note 7).

Pursuant to the Stock Purchase Agreement, on April 15, 2016, Condor redeemed all of the outstanding Series A and Series B Preferred Stock, in accordance with redemption notices issued on March 16, 2016, as follows:

•	all 803,270 outstanding shares of the Series A Preferred Stock at the redemption price of $10.00 per share plus $2.084940 per share in accrued and unpaid dividends (plus compounded interest) through the redemption date for a total redemption price of $9,707; and

•	all 332,500 outstanding shares of the Series B Preferred Stock at the redemption price of $25.00 per share plus $6.354167 per share in accrued and unpaid dividends through the redemption date for a total redemption price of $10,425.

The effect of these transactions on the Company’s preferred stock and the key terms of the remaining series of the Company’s preferred stock are discussed individually below.

Series A Preferred Stock

On December 30, 2005, the Company offered and sold 1,521,258 shares of Series A Preferred Stock. At December 31, 2015, 803,270 shares of Series A Preferred Stock remained outstanding until the completion of the redemption on April 15, 2016.

30

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK (continued)

Dividends on the Series A Preferred Stock were cumulative and payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. The Company was able to redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time for cash at a redemption price of $10.00 per share, plus all accrued and unpaid dividends. Commencing with dividends due on December 31, 2013, the Company suspended payment of dividends on its Series A Preferred Stock to preserve capital and improve liquidity. Unpaid dividends accumulated and bore additional dividends at 8%, compounded monthly. Accumulated but unpaid dividends were $1,452, or $1.807 per share, as of December 31, 2015. These dividends were not reflected as an obligation on the balance sheet.

Holders of the Series A Preferred Stock generally had no voting rights. However, if dividends on the Series A Preferred Stock were in arrears for six consecutive months or nine months (whether or not consecutive) in any twelve-month period, holders of the Series A Preferred Stock, voting together as a single class with all series of preferred stock for which like voting rights are exercisable, were entitled to elect two directors. At the Company’s annual meeting on June 10, 2015, holders of the Series A Preferred Stock and Series B Preferred Stock, voting as one class, elected two directors. With the issuance of the redemption notices on March 16, 2016 and the redemption funds deposited in escrow, all rights of the holders of the Series A Preferred Stock were terminated with the exception of the right to receive the redemption price, including the right to board representation.

The difference between the recorded value of the Series A Preferred Stock prior to the issuance of the redemption notice and the redemption value of the Series A Preferred Stock plus related expenses, a total of $2,326, was recorded as a reduction of accumulated deficit during the year ended December 31, 2016 as the amount is considered a deemed dividend on the Series A Preferred Stock. Of this amount, $874 was recorded as a reduction of net earnings attributable to common shareholders as the portion of this deemed dividends that was in excess of preferred dividends deducted to arrive at net earnings attributable to common shareholders in previous periods.

Series B Preferred Stock

At December 31, 2015, there were 332,500 shares of Series B Preferred Stock outstanding, originally sold on June 3, 2008, which remained outstanding until the completion of the redemption on April 15, 2016.

Dividends on the Series B Preferred Stock were cumulative and are payable quarterly in arrears on each March 31, June 30, September 30, and December 31, or, if not a business day, the next succeeding business day, at the annual rate of 10.0% of the $25.00 liquidation preference per share, equivalent to a fixed annual amount of $2.50 per share. The Company was able to redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. Also, upon a change of control, each outstanding share of the Company’s Series B Preferred Stock would be redeemed for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. Commencing with dividends due on December 31, 2013, the Company suspended payment of dividends on its Series B Preferred Stock to preserve capital and improve liquidity. Unpaid dividends on the Series B Preferred Stock did not bear interest. Unpaid dividends were $1,870 or $5.625 per share, as of December 31, 2015. These dividends were not reflected as an obligation on the balance sheet.

31

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK (continued)

Holders of the Series B Preferred stock generally had no voting rights. However, if the dividends on the Series B Preferred Stock were in arrears for six or more quarterly periods (whether or not consecutive), holders of the Series B Preferred Stock, voting together as a single class with all series of preferred stock for which like voting rights are exercisable, would be entitled to elect two directors. At the Company’s annual meeting on June 10, 2015, holders of Series A Preferred Stock and Series B Preferred Stock, voting as one class, elected two directors. With the issuance of the redemption notices on March 16, 2016 and the redemption funds deposited in escrow, all rights of the holders of the Series B Preferred Stock were terminated with the exception of the right to receive the redemption price, including the right to board representation.

The difference between the recorded value of the Series B Preferred Stock prior to the issuance of the redemption notice and the redemption value of the Series B Preferred Stock, a total $2,781, was recorded as a reduction of accumulated deficit during the year ended December 31, 2016 as the amount is considered a deemed dividend on the Series B Preferred Stock. Of this amount, $911 was recorded as a reduction of net earnings attributable to common shareholders as the portion of this deemed dividend that was in excess of preferred dividends deducted to arrive at net earnings attributable to common shareholders in previous periods.

Series C Preferred Stock and RES Warrants

The Company entered into a Purchase Agreement dated November 16, 2011 for the issuance and sale of Series C Preferred Stock and warrants under a private transaction with RES. In two closings on February 1, 2012 and February 15, 2012, the Company completed the sale to RES of 3,000,000 shares of Series C Preferred Stock and 3,750,000 warrants to purchase shares of common stock. All of the Series C Preferred Stock remained outstanding prior to the execution of the Exchange Agreement on March 16, 2016. The 3,750,000 warrants remained outstanding at December 31, 2016 with a current exercise price of $1.92 per share (see Note 8) and an expiration date of January 31, 2017. As discussed further in Subsequent Events (see Note 17), these warrants were exchanged for newly issued warrants in January 2017.

Each of the 3,000,000 shares of Series C Preferred Stock was convertible, in whole or in part, at RES’s option, at any time, but subject to RES’s beneficial ownership limitation, into the number of shares of common stock equal to the $10.00 per share liquidation preference, divided by the conversion price then in effect, which is equal to the rate of 6.25 shares of common stock for each share of Series C Preferred Stock. As a result of the subscription rights offering concluded on June 6, 2014 (see Note 9), the conversion price was adjusted downward from $8.00 to $1.60, equal to the public offering price of our common stock in the subscription rights offering, where the conversion price remained until the instrument’s extinguishment. A holder of Series C Preferred Stock would not have conversion rights to the extent the conversion would cause the holder and its affiliates to beneficially own more than 34% of voting stock (the “Beneficial Ownership Limitation”). “Voting stock” means capital stock having the power to vote generally for the election of directors of the Company. A holder of warrants would similarly not have exercise rights to the extent the exercise of a warrant would cause the holder and its affiliates to own capital stock in an amount exceeding the Beneficial Ownership Limitation.

Each share of Series C Preferred Stock was entitled to a dividend of $0.625 per year payable in equal quarterly dividends. Commencing with dividends due on December 31, 2013, the Company suspended payment of

32

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK (continued)

dividends on its Series C Preferred Stock to preserve capital and improve liquidity. Unpaid dividends accumulated and bore additional dividends at 6.25%, compounded quarterly. Accumulated but unpaid dividends were $4,492, or $1.497 per share, as of December 31, 2015. These dividends are not reflected as an obligation on the balance sheet.

The Series C Preferred Stock voted with the common stock as one class, subject to certain voting limitations. For any vote, the voting power of the Series C Preferred Stock was equal to the lesser of: (a) 0.78625 vote per share or (b) an amount of votes per share such that the vote of all shares of Series C Preferred Stock in the aggregate equal 34% of the combined voting power of all the Company voting stock, minus an amount equal to the number of votes represented by the other shares of voting stock beneficially owned by RES and its affiliates.

On March 16, 2016, the Series C Preferred Stock was extinguished under the Exchange Agreement discussed above. Upon this extinguishment, the difference between the recorded value of the Series C Preferred Stock prior to the exchange and the fair value of the consideration received in the exchange, a total of $20,366, was recorded as a reduction of accumulated deficit as the amount is considered a deemed dividend on the Series C Preferred Stock. Of this amount, $15,874 was recorded as a reduction of net earnings attributable to common shareholders as the portion of this deemed dividend that was in excess of preferred dividends deducted to arrive at net earnings attributable to common shareholders in previous periods.

Series D Preferred Stock

Following the execution of the Stock Purchase Agreement and Exchange Agreement on March 16, 2016, there were 6,245,156 shares of Series D Preferred Stock outstanding.

The Series D Preferred stockholders rank senior to the Company’s common stock and any other preferred stock issuances and receive preferential cumulative cash dividends at a rate of 6.25% per annum, payable quarterly in arrears on each March 31, June 30, September 30, and December 31, or, if not a business day, the next succeeding business day, of the $10.00 face value per share. Dividends on the Series D Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared, and whether or not such dividends are prohibited by agreement. Whenever the dividends on the Series D Preferred Stock are in arrears for four consecutive quarters, then upon notice by holders of in the aggregate not less than 40% of the outstanding Series D Preferred Stock, the Company will (a) take all appropriate action reasonably within its means to maximize the assets legally available for paying such dividends and to monetize such assets (for example, but without limiting the generality of the foregoing, by selling or liquidating all of some of the Company’s assets or by selling the Company as a going concern), (b) pay out of all such assets legally available (including any proceeds from any sale or liquidation of such assets) the maximum possible amount of such unpaid dividends, and (c) thereafter, at any time and from time to time when additional assets of the Company (including any proceeds from any sale or liquidation of such assets) become legally available to pay such unpaid dividends, pay such remaining unpaid dividends until all dividends accumulated on the Series D Preferred Stock have been fully paid. Dividends on the Series D Preferred Stock were paid on June 30, 2016, September 30, 2016, and January 3, 2017 which included all amounts due through those dates.

33

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK (continued)

Each share of Series D Preferred Stock is convertible, at the option of the holder, at any time into a number of shares of common stock determined by dividing the conversion price of $1.60 into an amount equal to the $10.00 face value per share plus accrued and unpaid dividends, if any. The conversion price is subject to anti-dilution adjustments upon the occurrence of stock splits and stock dividends. Each outstanding share of Series D Preferred Stock will be converted into a number of shares of common stock determined by dividing the conversion price of $1.60 into the $10.00 face value per share, which is equal to a rate of 6.25 shares of common stock for each share of Series D Preferred Stock, automatically upon closing of a Qualified Offering (defined as a single offering of common stock of at least $50,000 or up to three offerings in the aggregate of at least $75,000, all with certain minimum prices per share and a potential make whole payment required in certain scenarios) without any further action by the holders of such shares or the Company.

The Series D Preferred Stock is redeemable by the Company at any time subject to certain restrictions, in whole or in a partial redemption of up to $30,000, at $12.00 per share on or before March 16, 2019, $13.00 per share from March 16, 2019 to March 16, 2020, and $14.00 per share on or after March 16, 2020, plus all accrued and unpaid dividends. If a Qualified Offering has not occurred on or before September 30, 2021, holders that hold in the aggregate not less than 40% of the outstanding shares of the Series D Preferred Stock have the right to elect to have the Company fully liquidate in a commercially reasonable manner as determined by the Board of Directors of the Company to provide for liquidation distributions to the holders of the Series D Preferred Stock in an amount per share equal to $14.00 in cash plus accrued and unpaid dividends. Once this right has been exercised and the Company has been notified, the dividend rate on the Series D Preferred Stock after September 30, 2021 will increase from 6.25% per annum to 12.5% per annum. The holders of Series D Preferred Stock vote their Series D Preferred Stock as a single class with the holders of the common stock on all matters submitted to such holders for vote or consent. For each such vote or consent, each share of Series D Preferred Stock entitles the holder to cast one vote for each whole vote (rounded to the nearest whole number) that such holder would be entitled to cast had such holder converted its Series D Preferred Stock into shares of common stock as of the date immediately prior to the record date for determining the shareholders of the Company eligible to vote on any such matter.

The fair value of the Series D Preferred Stock was determined to be equal to its face value on the date of issuance.

As discussed further as a subsequent event (see Note 17), on February 28, 2017, the holders of the Series D Preferred Stock voluntarily converted to common stock. At the time of conversion, the Series D holders were granted $9,250 of newly created Series E Preferred Stock.

34

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 10. PREFERRED STOCK (continued)

Impact of Preferred Stock on Net Earnings (Loss) Attributable to Common Shareholders

The components of dividends declared and undeclared and in kind dividends deemed on preferred stock are as follows:

	Year ended December 31,
	2016	2015	2014
Preferred A dividends accrued at stated rate	$222	$727	$671
Preferred A additional deemed dividends upon redemption	652	—	—
Preferred B dividends accrued at stated rate	243	831	831
Preferred B additional deemed dividends upon redemption	668	—	—
Preferred C dividends accrued at stated rate	455	2,074	1,950
Preferred C additional deemed dividends at exchange	15,418	—	—
Preferred D dividends accrued at stated rate	3,090	—	—

Dividends declared and undeclared and in kind dividends deemed on preferred stock	$20,748	$3,632	$3,452

NOTE 11. NONCONTROLLING INTEREST OF COMMON UNITS IN CHLP

At December 31, 2016 and 2015, 7,872,943 and 7,659,039 of CHLP’s common units were outstanding, respectively. These amounts include 2,609,791 and 2,395,887 common units held by limited partners at December 31, 2016 and 2015, respectively, and 5,263,152 LTIP units outstanding at December 31, 2016 and 2015 which were not yet earned at those dates (see Note 12). The combined redemption value for the common units and LTIP units was $2,008 and $1,197 at December 31, 2016 and 2015, respectively.

Our ownership interest in CHLP as of December 31, 2016, 2015, and 2014 was 97.8%, 90.1%, and 99.9%, respectively, which includes consideration of the common units of the limited partners as well as the LTIP units. The Company’s increased ownership interest in CHLP during 2016 was primarily the result of the contribution to CHLP of the proceeds from the Series D Preferred Stock issuance during the first quarter of 2016 which was partially offset by the proceeds used to redeem the Series A and B Preferred Stock, which were withdrawn from CHLP, in the second quarter of 2016 (see Note 10). The Company’s decreased ownership in CHLP during 2015 was a result of two events. On March 2, 2015, the Company granted an equity award of 5,263,152 LTIP units to an executive officer representing profit interests in the Company’s operating partnership (see Note 12). On October 1 and 2, 2015, as partial consideration for the purchase of hotels (see Note 3), 2,298,879 common units in CHLP were issued.

Each limited partner of CHLP may, subject to certain limitations, require that CHLP redeem all or a portion of his or her common units at any time after a specified period following the date the units were acquired, by delivering a redemption notice to CHLP. When a limited partner tenders common units for redemption, the Company can, at its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock at a rate of one share of common stock for each eight common units redeemed or (2) cash in an

35

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 11. NONCONTROLLING INTEREST OF COMMON UNITS IN CHLP (continued)

amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. No common units were redeemed in 2016, 2015, or 2014.

NOTE 12. STOCK-BASED COMPENSATION

The Company previously had a 2006 Stock Plan which had been approved by the Company’s shareholders. The 2006 Stock Plan authorized the grant of stock options, stock appreciation rights, restricted stock, and stock bonuses for up to 62,500 shares of common stock. The 2006 Stock Plan expired on December 31, 2015.

As a replacement for the 2006 Stock Plan, the Board of Directors adopted the Condor 2016 Stock Plan, which was approved by the Company’s shareholders at the annual shareholders meeting on June 15, 2016. The 2016 Stock Plan authorizes the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, deferred stock units, and other forms of stock-based compensation. The maximum number of shares of the Company’s common stock that may be issued under the 2016 Stock Plan is 3,000,000, provided, however, that awards under this plan may not exceed 250,000 shares of common stock prior to the conversion into common stock of all shares of Series D Preferred Stock (see Note 10).

Options and Unvested Share Awards

At December 31, 2016, the Company had a total of 5,625 vested stock options outstanding with a weighted average exercise price of $7.53 per share and no unvested stock options or unvested share awards outstanding.

Warrants

On March 2, 2015, the Company granted a warrant to an executive officer of the Company outside of the 2006 Stock Plan as an inducement material to the executive’s acceptance of employment. The warrant entitles the executive to purchase a total of 657,894 authorized but previously unissued shares of the Company’s common stock with a grant date price at (i) $1.52 per share (the adjusted closing bid price of the common stock on Nasdaq on March 2, 2015) if at least one-third but not more than one-half of the shares were purchased on or prior to March 17, 2015, and (ii) $1.92 per share for shares purchased after. The warrant has a three-year term. The executive officer exercised the warrant in part to purchase 227,894 shares on March 11, 2015 at the price of $1.52 per share. The warrant remains exercisable for 430,000 shares at an exercise price of $1.92 per share. As of December 31, 2016, the total unrecognized compensation cost related to the warrants was approximately $115, which is expected to be recognized over the next 14 months.

The Company records compensation expense for warrants based on the estimated fair value of the warrants on the date of grant determined using the Black-Scholes option-pricing model. The Company uses historical data among other factors to estimate expected price volatility, expected warrant life, dividend rate, and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the

36

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 12. STOCK-BASED COMPENSATION (continued)

estimated life of the warrants. The following table summarizes the estimates used in the Black-Scholes option-pricing model related to the warrants granted in 2015:

	$1.52 Grant March 2, 2015	$1.92 Grant March 2, 2015
Volatility	53.10%	78.60%
Expected forfeitures	0.00%	0.00%
Expected term	15 days	3.00 years
Risk free interest rate	0.02%	1.06%

LTIP Awards

On March 2, 2015, the Company granted an equity award of 5,263,152 LTIP units, representing profit interests in CHLP, to an executive officer of the company. The LTIP units are earned in one-third increments upon the Company’s common stock achieving price per share milestones of $3.50, $4.50, and $5.50 respectively. Earned LTIP units vest in March 2018, or earlier upon a change in control of the Company, and can be redeemed at the rate of one share of common stock for each eight earned LTIP units for up to 657,894 common shares. As of December 31, 2016, the total unrecognized compensation cost related to the LTIP units was $199, which is expected to be recognized over the next 14 months.

The Company records compensation expense for the LTIP units based on the estimated fair value of the units on the date of grant determined using the Monte Carlo simulation model. The Company uses historical data among other factors to estimate expected price volatility, expected LTIP life, volume weighted average price, and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the LTIP. The following table summarizes the estimates used in the Monte Carlo option-pricing model related to the LTIP grant in 2015:

Grant Date March 2, 2015
Volatility	75.5%
Expected forfeitures	0.00%
Weighted average price	$1.53
Expected term	3.00 years
Risk free interest rate	1.06%

Investment Committee Share Compensation

Independent directors serving as members of the Investment Committee of the Board of Directors receive their monthly Investment Committee fees in the form of shares of the Company’s common stock issued under the available stock plan, priced as the average of the closing price of the stock for the first 20 trading days of the calendar year. The shares issued to the independent directors of the Investment Committee for the year ended December 31, 2016 under the 2016 Stock Plan totaled 15,349. The shares issued for the years ended December 31, 2015 and 2014 under the 2006 Stock Plan totaled 21,422 and 9,711, respectively.

37

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 12. STOCK-BASED COMPENSATION (continued)

Stock-Based Compensation Expense

The expense recognized in the financial statements for stock-based compensation, including the LTIP, related to employees and directors for the years ended December 31, 2016, 2015, and 2014 was $305, $285, and $34, respectively, all of which is included in general and administrative expense.

NOTE 13. INCOME TAXES

The Company has recognized no current or deferred income tax expense or benefit from continuing operations or related to discontinued operations for the years ended December 31, 2016, 2015, and 2014 with the exception of Alternative Minimum Tax (“AMT”) recognized at both the REIT and the TRS during the year ended December 31, 2016. Income tax expense related to AMT totaled $35 for the REIT and $90 for the TRS and was the result of the application of limits on the use of net operating loss carryovers to offset AMT income.

Actual income tax expense of the TRS for the years ended December 31, 2016, 2015, and 2014 differs from the “expected” income tax expense (benefit) (computed by applying the appropriate U.S. federal income tax rate of 34% to earnings before income taxes) as a result of the following:

	Year ended December 31,
	2016	2015	2014
Computed “expected” income tax (benefit) expense	$993	$684	$(118)
State income taxes, net of federal income tax (benefit) expense	139	82	(14)
(Decrease) increase in valuation allowance	(1,082)	(722)	132
Other	(50)	(44)	—
Alternative minimum tax	90	—	—

Total income tax expense	$90	$—	$—

38

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 13. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are as follows:

	As of December 31,
	2016	2015
Deferred Tax Assets
Expenses accrued for consolidated financial statement purposes, nondeductible for tax return purposes	$99	$113
Net operating losses carried forward for federal income tax purposes	1,477	6,902

Book depreciation in excess of tax depreciation	38	—
Subtotal deferred tax assets	1,614	7,015

Valuation allowance	(1,551)	(6,923)

Total deferred tax assets	63	92

Deferred Liabilities
Tax depreciation in excess of book depreciation	—	92
JV basis difference	63	—

Total deferred tax liabilities	63	92

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers projected reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management uses historical experience and short and long-range business forecasts to develop such estimates. Further, we employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. A cumulative loss in recent years is a significant piece of evidence with respect to realizability that outweighs the other evidence, and the TRS incurred net losses in 2014 and had taxable income in 2016 and 2015 primarily due to taxable income generated from property sales during the year. As a result of this analysis, the Company believes that a full valuation allowance against the net deferred tax asset position is necessary at December 31, 2016 and 2015. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred taxes represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

After consideration of limitations related to a change in control as defined under Internal Revenue Code Section 382 following the Company’s 2012 transactions with RES (see Note 10), the TRS’s net operating loss carryforward at December 31, 2016 as determined for federal income tax purposes was $3,810. The availability of the loss carryforwards will expire in 2022 through 2035.

39

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 13. INCOME TAXES (continued)

As of December 31, 2016, the tax years that remain subject to examination by major tax jurisdictions generally include 2013 through 2016.

Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary income. Distributions in excess of current and accumulated earnings and profits generally will be treated as a nontaxable reduction of the shareholder’s basis in such shareholder’s shares, to the extent thereof, and thereafter as taxable capital gain. Distributions that are treated as a reduction of the shareholder’s basis in its shares will have the effect of increasing the amount of gain, or reducing the amount of loss, recognized upon the sale of the shareholder’s shares.

For income tax purposes, distributions paid per share in 2016 were characterized as follows:

	For the year ended December 31, 2016
	Amount	%
Common Shares:
Ordinary income	$0.070000	100%
Capital gain	—	—
Return of capital	—	—

Total	$0.070000	100%

Series C Preferred Stock:
Ordinary income	$1.649124	100%
Capital gain	—	—
Return of capital	—	—

Total	$1.649124	100%

Series D Preferred Stock:
Ordinary income	$0.494792	100%
Capital gain	—	—
Return of capital	—	—

Total	$0.494792	100%

The common and preferred share distributions declared on December 6, 2016 and paid on January 5, 2017 and January 3, 2017, respectively, were treated as 2016 distributions for tax purposes.

A portion of the redemption price of the Series A and B Preferred Stock that was redeemed for cash on April 15, 2016 included amounts equal to the accrued and unpaid dividends on such stock. However, the entire redemption price, inclusive of amounts equal to accrued and unpaid dividends, was treated as payment in exchange for the redeemed stock and none of the redemption price is treated as a distribution of dividends under the Code for federal income tax purposes.

No dividends on common stock or preferred stock were paid in or declared related to 2015 or 2014.

40

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 14. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period. These effects include adjustments to the numerator for any change in fair value included in net earnings (loss) attributed to the certain derivative liabilities (related to the Series C Preferred Stock and warrants) during the period the convertible securities are dilutive. The computation of basic and diluted EPS is presented below:

	Year ended December 31,
	2016	2015	2014
Numerator: Basic(1)
Net earnings (loss) attributable to common shareholders
Continuing operations—Basic	$1,390	$6,055	$(22,581)
Discontinued operations—Basic	657	3,438	2,893

Total Basic	$2,047	$9,493	$(19,688)

Numerator: Diluted(1)
Net earnings (loss) attributable to common shareholders from continuing operations	$1,390	$6,055	$(22,581)
Dividends on Series C Preferred Stock	—	2,074	—
Dividends on Series D Preferred Stock	3,090	—	—
Unrealized gain on warrant derivative	—	(4,122)	—
Unrealized gain on Series C Preferred Embedded Derivative	—	(7,533)	—

Continuing operations—Diluted	4,480	(3,526)	(22,581)
Discontinued operations—Diluted	657	3,438	2,893

Total Diluted	$5,137	$(88)	$(19,688)

Denominator
Weighted average number of common shares—Basic	4,947,234	4,885,625	3,897,092
Unvested stock	—	4,025	—
Series C Preferred Stock	—	18,750,000	—
Series D Preferred Stock	31,033,818	—	—
Warrants—Employees	—	691	—
Warrants—RES	—	(399,778)	—

Weighted average number of common shares—Diluted	35,981,052	23,240,563	3,897,092
Earnings Per Share
Continuing operations—Basic	$0.28	$1.24	$(5.79)
Discontinued operations—Basic	0.13	0.70	0.74

Total—Basic Earnings Per Share	$0.41	$1.94	$(5.05)

Continuing operations—Diluted	$0.12	$(0.15)	$(5.79)
Discontinued operations—Diluted	0.02	0.15	0.74

Total—Diluted Earnings Per Share	$0.14	$—	$(5.05)

(1)	The loss (earnings) attributable to noncontrolling interest is allocated between continuing and discontinued operations for the purpose of the EPS calculation

41

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 14. EARNINGS PER SHARE (continued)

Potentially dilutive common shares, if any, have been excluded from the denominator if they are antidilutive to net earnings (loss) attributable to common shareholders. The following table summarizes the weighted average number of potentially dilutive securities that have been excluded from the denominator for the purpose of computing diluted EPS:

	Year ended December 31,
	2016	2015	2014
Outstanding stock options	5,625	5,625	8,750
Unvested stock awards outstanding	—	—	1,541
Warrants—RES	3,750,000	—	3,750,000
Warrants—Employees	430,000	359,121	—
Series C preferred Stock	3,893,443	—	18,750,000
LTIP common units(1)	657,894	549,747	—
Convertible debt	502,690	—	551,370
CHLP common units(1)	300,728	84,556	12,126

Total potentially dilutive securities excluded from the denominator	9,540,380	999,049	23,073,787

(1)	LTIP and common units of CHLP have been omitted from the denominator for the purpose of computing diluted EPS since the effect of including these amounts in the numerator and denominator would have no impact on calculated EPS

NOTE 15. COMMITMENTS AND CONTINGENCIES

Management Agreements

Our TRS engages eligible independent contractors as property managers for each of our hotels in accordance with the requirements for qualification as a REIT. The hotel management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. The management companies must generally maintain each hotel under their management in good repair and condition and perform routine maintenance, repairs, and minor alterations. Additionally, the management companies must operate the hotels in accordance with the national franchise agreements that cover the hotels, which includes, as applicable, using franchisor sales and reservation systems and abiding by franchisors’ marketing standards. The management agreements generally require the TRS to fund debt service, working capital needs, and capital expenditures and to fund the management companies’ third-party operating expenses, except those expenses not related to the operation of hotels. The TRS also is responsible for obtaining and maintaining certain insurance policies with respect to the hotels.

Each of the management companies employed by the TRS at December 31, 2016 receive a base monthly management fee of 3.0% to 3.5% of gross hotel revenue, with incentives for performance which increase such fee to a maximum of 5.0%. For the years ended December 31, 2016, 2015, and 2014, base management fees

42

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 15. COMMITMENTS AND CONTINGENCIES (continued)

incurred totaled $1,619, $2,466, and $3,101, respectively, of which $1,619, $2,348, and $2,521, respectively, was included in continuing operations as hotel and property operations expense. For the years ended December 31, 2016 and 2015, incentive management fees, included in continuing operations in their entirety, totaled $190 and $158, respectively.

The management agreements generally have initial terms of one to three years and renew for additional terms of one year unless either party to the agreement gives the other party written notice of termination at least 90 days before the end of a term. The Company may terminate a management agreement, subject to cure rights, if certain performance metrics tied to both individual hotel and total managed portfolio performance are not met. The Company may also terminate a management agreement with respect to a hotel at any time without reason upon payment of a termination fee. The management agreements terminate with respect to a hotel upon sale of the hotel, subject to certain notice requirements.

Franchise Agreements

As of December 31, 2016, 17 of our 18 wholly owned properties operate under franchise licenses from national hotel companies. Under our franchise agreements, we are required to pay franchise fees generally between 3.3% and 5.5% of room revenue, plus additional fees for marketing, central reservation systems, and other franchisor programs and services that amount to between 2.5% and 6.0% of room revenue. The franchise agreements typically have 10 to 25 year terms although certain agreements may be terminated by either party on certain anniversary dates specified in the agreements. Further, each agreement provides for early termination fees in the event the agreement is terminated before the stated term. Franchise fee expense totaled $3,123, $3,883, and $4,691, for the years ended December 31, 2016, 2015, and 2014, respectively, of which $3,123, $3,853, and $4,051, respectively, was included in continuing operations as hotel and property operations expense. The initial fees incurred to enter into the franchise agreements are capitalized and amortized over the life of the franchise agreements.

Leases

The Company assumed a land lease agreement at the time of purchase related to one hotel owned at December 31, 2016. The lease requires monthly payments of the greater of $2 or 5% of room revenue and is associated with a property held for sale at December 31, 2016. Land lease expense totaled $105, $105, and $102 for the years ended December 31, 2016, 2015, and 2014, respectively, all of which is included in continuing operations as hotel and property operations expense.

The Company entered into three new office lease agreements in 2016, replacing all existing office lease agreements which expired in 2016. These leases expire in 2019 through 2021 and have combined rent expense of approximately $132 annually. Office lease expense totaled $199, $163, and $162 in the years ended December 31, 2016, 2015, and 2014, respectively, and is included in general and administrative expense.

43

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 15. COMMITMENTS AND CONTINGENCIES (continued)

As of December 31, 2016, the future minimum lease payments applicable to non-cancellable operating leases, excluding leases associated with properties held for sale at December 31, 2016, are as follows:

Lease rents
2017	$156
2018	159
2019	138
2020	61
2021	47

$561

As of December 31, 2016, the Company had agreements with two restaurants and a cell tower operator for leased space at our hotel locations. Lease income totaled $86, $198, and $309 for the years ended December 31, 2016, 2015, and 2014, respectively, of which $86, $177, and $292, respectively, was included in continuing operations in room rentals and other hotel services revenue.

Obligation to RES

The Company had an obligation to RES to use $25,000 of the proceeds from its capital infusion in 2012 to pursue hotel acquisitions (see Note 10). There were no contractual restrictions or penalties related to the use of these funds for purposes other than acquisitions, but the Company was obligated to replace these funds promptly as it had the ability to do so. Following the completion of the hotel acquisitions in 2015 and 2016 (see Note 3) and the acquisition made through the Atlanta JV in August 2016 (see Note 5), the Company has satisfied this obligation.

Benefit Plans

The Company has a qualified contributory retirement plan under Section 401(k) of the Code (the “401(k) Plan”) which covers all employees who meet certain eligibility requirements. Voluntary contributions may be made to the 401(k) Plan by employees. The 401(k) Plan is a Safe Harbor Plan and requires a mandatory employer contribution. The employer contribution expense for the years ended December 31, 2016, 2015, and 2014 was $73, $66, and $59, respectively, and is included in general and administrative expenses.

Litigation

Various claims and legal proceedings arise in the ordinary course of business and may be pending against the Company and its properties. We are not currently involved in any material litigation, nor, to our knowledge, is any material litigation threatened against us. The Company has insurance to cover potential material losses and we believe it is not reasonably possible that such matters will have a material impact on our financial condition or results of operations.

44

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 16. QUARTERLY OPERATING RESULTS (UNAUDITED)

	Quarters ended (unaudited)
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	Total 2016
Revenue	$12,503	$14,155	$13,519	$10,470	$50,647
Operating expenses	12,662	12,508	12,445	11,009	48,624

Operating income (loss)	(159)	1,647	1,074	(539)	2,023
Net gain on dispositions of assets	3,367	8,856	3,591	7,318	23,132
Equity in loss of joint venture	—	—	(54)	(190)	(244)
Net gain on derivatives and convertible debt	6,117	162	26	72	6,377
Other income (expense)	(21)	23	85	(32)	55
Interest expense	(1,329)	(1,248)	(1,127)	(1,006)	(4,710)
Loss on debt extinguishment	(173)	(976)	(399)	(639)	(2,187)
Impairment loss	(793)	(121)	(343)	(220)	(1,477)

Earnings from continuing operations before income tax expense	7,009	8,343	2,853	4,764	22,969
Income tax expense	—	—	—	(125)	(125)

Earnings (loss) from continuing operations	7,009	8,343	2,853	4,639	22,844
Gain from discontinued operations, net of tax	678	—	—	—	678

Net earnings	7,687	8,343	2,853	4,639	23,522
Earnings attributable to noncontrolling interest	(389)	(178)	(61)	(99)	(727)

Earnings attributable to controlling interests	7,298	8,165	2,792	4,540	22,795
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(17,740)	(1,057)	(976)	(975)	(20,748)

Net earnings (loss) attributable to common shareholders	$(10,442)	$7,108	$1,816	$3,565	$2,047

Basic Earnings Per Share(1)
Basic EPS from continuing operations	$(2.25)	$1.44	$0.37	$0.72	$0.28
Basic EPS from discontinued operations	0.14	—	—	—	0.13

Total EPS Basic	$(2.11)	$1.44	$0.37	$0.72	$0.41

Diluted Earnings Per Share(1)
Diluted EPS from continuing operations	$(2.25)	$0.18	$0.06	$0.10	$0.12
Diluted EPS from discontinued operations	0.14	—	—	—	0.02

Total EPS Diluted	$(2.11)	$0.18	$0.06	$0.10	$0.14

(1)	Quarterly and total annual EPS are based on the weighted average number of shares outstanding during each quarter and the annual period. Due to rounding and differences in earnings and losses between the quarterly and annual periods, the sum of the quarterly EPS amounts may not equal the reported amounts for the year.

45

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 16. QUARTERLY OPERATING RESULTS (UNAUDITED) (continued)

	Quarters ended (unaudited)
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	Total 2015
Revenue	$12,692	$16,733	$15,895	$13,394	$58,714
Operating expenses	13,134	14,247	13,983	13,826	55,190

Operating income (loss)	(442)	2,486	1,912	(432)	3,524
Net gain (loss) on dispositions of assets	11	(137)	2,927	1,997	4,798
Net gain (loss) on derivatives and convertible debt	4,823	(4,710)	7,895	3,570	11,578
Other income (expense)	95	31	(4)	(8)	114
Interest expense	(1,547)	(1,510)	(1,137)	(1,328)	(5,522)
Loss on debt extinguishment	(7)	—	(104)	(102)	(213)
Impairment recovery (loss)	(777)	(3,053)	313	(312)	(3,829)

Earnings (loss) from continuing operations before income tax expense	2,156	(6,893)	11,802	3,385	10,450
Income tax expense	—	—	—	—	—

Earnings (loss) from continuing operations	2,156	(6,893)	11,802	3385	10,450
Gain from discontinued operations, net of tax	1,294	994	152	1,432	3,872

Net earnings (loss)	3,450	(5,899)	11,954	4,817	14,322
(Earnings) loss attributable to noncontrolling interest	(281)	284	(724)	(476)	(1,197)

Earnings (loss) attributable to controlling interests	3,169	(5,615)	11,230	4,341	13,125
Dividends declared and undeclared and in kind dividends deemed on preferred stock	(891)	(902)	(914)	(925)	(3,632)

Net earnings (loss) attributable to common shareholders	$2,278	$(6,517)	$10,316	$3,416	$9,493

Basic Earnings Per Share(1)
Basic EPS from continuing operations	$0.24	$(1.52)	$2.06	$0.44	$1.24
Basic EPS from discontinued operations	0.24	0.20	0.03	0.25	0.70

Total EPS Basic	$0.48	$(1.32)	$2.09	$0.69	$1.94

Diluted Earnings Per Share(1)
Diluted EPS from continuing operations	$(0.14)	$(1.52)	$0.12	$(0.04)	$(0.15)
Diluted EPS from discontinued operations	0.05	0.20	0.01	0.05	0.15

Total EPS Diluted	$(0.09)	$(1.32)	$0.13	$0.01	$—

(1)	Quarterly and total annual EPS are based on the weighted average number of shares outstanding during each quarter and the annual period. Due to rounding and differences in earnings and losses between the quarterly and annual periods, the sum of the quarterly EPS amounts may not equal the reported amounts for the year.

46

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 17. SUBSEQUENT EVENTS

Subsequent Property Activity

On January 23, 2017 the Company executed an agreement to purchase a portfolio of four Home2 Suites hotels for $73,750. The portfolio includes the Home2 Suites Memphis / Southaven, the Home2 Suites Austin / Round Rock, the Home2 Suites Lexington University / Medical Center (Kentucky), and the Home2 Suites Tallahassee State Capitol. The closing of these acquisitions is anticipated to occur in the first quarter of 2017, but is subject to customary closing conditions including accuracy of representations and warrants and compliance with covenants and obligations.

Subsequent Debt Transactions

On January 27, 2017, the Company extended the maturity date on the WAB loan with a principal balance of $4,806 on December 31, 2016 from February 1, 2017 to February 1, 2018. This loan was subsequently repaid in full with the refinancing discussed below.

On March 1, 2017, a significant portion of the Company’s debt (including all debt outstanding at December 31, 2016 with the exception of the two variable rate WAB loans and the two fixed rate Great Western Bank loans) was refinanced with a secured credit facility that matures on March 1, 2019. Following this refinancing, contractual debt maturities on debt outstanding at December 31, 2016 were as follows:

	Held for sale	Held for use	Total
2017	$—	$916	$916
2018	—	930	930
2019	6,000	27,691	33,691
2020	—	14,180	14,180
2021	—	13,672	13,672

Total	$6,000	$57,389	$63,389

The credit agreement provides for a $90,000 senior secured credit facility and includes an accordion feature that would allow the facility to be increased to $400,000 with additional lender commitments. Availability under the facility is based on a borrowing base formula for the pool of hotel properties securing the facility. As of the closing date, the collateral pool consisted of 14 hotel properties. As of the closing date, four hotels were excluded from the borrowing base until certain conditions are satisfied and the availability under the facility was $34,250. Those four hotels are expected to be added to the borrowing base within days after the closing and the availability under the facility is expected to increase to $41,050. The facility is guaranteed by the Company and its material subsidiaries that do not have stand-alone financing. Prior to the occurrence of specific capital achievements, borrowings under the facility accrue interest, at the Company’s option, at either LIBOR plus 3.95% or a base rate plus 2.95%. Thereafter, borrowings bear interest based on a leverage-based pricing grid, at the Company’s option, at either LIBOR plus a spread ranging from 2.25% to 3.00% (depending on leverage) or a base rate plus a spread ranging from 1.25% to 2.00% (depending on leverage). The facility matures in two years and has an automatic one-year extension upon the completion of specific capital achievements. The facility has two additional one-year extension options following additional capital achievements. The facility contains customary representations and warranties, covenants and events of default.

47

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 17. SUBSEQUENT EVENTS (continued)

On March 1, 2017, the Company borrowed $34,250 under the facility to repay existing indebtedness and pay reserves costs related to closing of the facility. The Company anticipates using borrowings under the facility to acquire three out of the four Home2 Suites hotels currently under contract to be acquired, which will be added to the collateral pool for the facility. Borrowings under the facility can also be used for future acquisitions and general corporate purposes.

Subsequent Equity Transactions

On January 24, 2017, the Company exchanged 150,540 new warrants (the “New Warrants”) to purchase common stock of the Company for 3,750,000 warrants (the “Old Warrants”, see Note 10) held by RES. The number of New Warrants issued in exchange for the Old Warrants equals the number of shares of common stock issuable upon exercise of the Old Warrants pursuant to a cashless exercise provisions of the Old Warrants. The New Warrants are exercisable for 150,540 shares of common stock, have an exercise price of $.001 for each common share and expire on January 24, 2019.

On February 28, 2017, the holders of the Series D Preferred Stock voluntarily converted their shares into 39,032,225 shares of common stock at $1.60 per share pursuant to the terms of the preferred stock. The terms of the Series D Preferred Stock provided for automatic conversion following certain future common stock offerings, and also provided for potential additional payments to the holders depending on the sales price of common stock in the offerings. As a result of the voluntary conversion, the holders are no longer entitled to the potential payments. To induce the holders of the Series D Preferred Stock to voluntarily convert their shares, the Company issued the holders $9,250 of a new series of preferred stock, the Series E Preferred Stock.

The Series E Preferred Stock ranks senior to the Company’s common stock and any other preferred stock issuances and receives preferential cumulative cash dividends at a rate of 6.25% per annum, payable quarterly of the $10.00 face value per share. If the Company fails to pay a dividend then during the period that dividends are not paid, the dividend rate increases to 12.5%, if specific equity offering or offerings have not occurred, and increases 9.50% per annum if such equity or equity offerings have occurred. Dividends on the Series E Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared, and whether or not such dividends are prohibited by agreement. Subject to certain shareholder approvals, required under Nasdaq Marketplace Rules, which Condor will seek and expects to obtain at the next annual shareholders meeting, each share of Series E Preferred Stock is convertible, at the option of the holder, at any time on or after February 28, 2019, into a number of shares of common stock determined by dividing the conversion price of $2.13 into an amount equal to the $10.00 face value per share plus accrued and unpaid dividends, if any. Upon liquidation, each share of Series E Preferred Stock is entitled to $10.00 per share, accrued and unpaid dividends, and an additional amount based on liquidation preference that the holders may have foregone by converting their Series D Preferred Stock into common stock, as adjusted for stock appreciation and dividends paid on the common stock. The conversion price is subject to anti-dilution adjustments upon the occurrence of stock splits and stock dividends. Following a specific equity offering or offerings, from time to time a number of shares of Series E Preferred Stock automatically converts into common stock if the common stock trades at 120% of the conversion price for 60 trading days, and the number of shares converted will be determined by certain trading volumes measures. The

48

Condor Hospitality Trust, Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

NOTE 17. SUBSEQUENT EVENTS (continued)

Company has rights, following a specific equity offering or offerings, to redeem up to 490,250 shares of the Series E Preferred Stock at prices from 110% to 130% of its liquidation value, and the holders have put rights commencing March 16, 2021 to put the Series E Preferred Stock to the Company at 130% of its liquidation preference, which the Company can satisfy with cash or common stock. The Series E Preferred Stock votes as a class on matters generally affecting the Series E Preferred Stock, and as long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, then 75% approval of the Series E Preferred Stock will be required to approve merger, consolidation, liquidation or winding up of Condor, related party transactions exceeding $120, payment of dividends on common stock except from funds from operations or to maintain REIT status, the grant of exemptions from Condor’s charter limitation on ownership of 9.9% of any class or series of its securities (exclusive of persons currently holding exemptions), issuance of preferred stock or commitment or agreement to do any of the foregoing.

49

Condor Hospitality Trust, Inc. and Subsidiaries

Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2016

(In thousands)

							Additions, (dispositions), (impairments) Subsequent to acquisition
				Initial cost						Gross amount at December 31, 2016
Brand	Location	Acquisition date	Encumbrance	Land	Buildings & improvements	Furniture & equipment	Land	Buildings & improvements	Furniture & equipment	Land	Buildings & improvements	Furniture & equipment	Accumulated depreciation	Net book value
Super 8	Creston, Iowa	09/19/1978	GWBR	$56	$765	$76	$90	$1,574	$892	$146	$2,339	$968	$(2,213)	$1,240
Quality Inn	Solomons, Maryland	06/01/1986	WAB	2,304	2,719	269	—	1,514	436	2,304	4,233	705	(3,220)	4,022
Comfort Inn	New Castle, Pennsylvania	07/01/1987	MS	57	3,732	369	(1)	344	426	56	4,076	795	(2,550)	2,377
Key West Inn	Key Largo, Florida	08/01/1987	MS	339	2,947	292	—	1,186	342	339	4,133	634	(2,553)	2,553
Comfort Inn	Harlan, Kentucky	07/01/1993	WAB	—	2,684	265	—	(1,265)	512	—	1,419	777	(532)	1,664
Quality Inn	Morgantown, West Virginia	10/01/1996	MS	398	3,749	347	—	633	704	398	4,382	1,051	(2,732)	3,099
Comfort Suites	Ft. Wayne, Indiana	11/07/2005	HUNT	1,200	3,964	840	—	1,037	591	1,200	5,001	1,431	(2,555)	5,077
Comfort Suites	Lafayette, Indiana	11/07/2005	HUNT	850	3,054	420	—	375	301	850	3,429	721	(1,561)	3,439
Comfort Inn & Suites	Warsaw, Indiana	11/07/2005	HUNT	650	2,121	380	—	380	438	650	2,501	818	(1,330)	2,639
Comfort Suites	South Bend, Indiana	11/30/2005	WAB	500	10,602	910	(250)	(4,264)	1,392	250	6,338	2,302	(1,691)	7,199
Supertel Inn	Creston, Iowa	06/30/2006	MS	235	2,364	344	—	(16)	65	235	2,348	409	(1,012)	1,980
Super 8	Billings, Montana	01/05/2007	WAB	518	4,648	159	(27)	(12)	259	491	4,636	418	(1,507)	4,038
Days Inn	Bossier City, Louisiana	04/04/2007	GWBR	1,025	5,031	87	(768)	(3,792)	750	257	1,239	837	(813)	1,520
Hilton Garden Inn	Dowell, Maryland	05/25/2012	CANTOR	1,400	9,492	323	—	621	348	1,400	10,113	671	(1,644)	10,540
SpringHill Suites	San Antonio, Texas	10/01/2015	LAT	1,597	14,353	1,550	—	114	20	1,597	14,467	1,570	(786)	16,848
Courtyard by Marriott	Jacksonville, Florida	10/02/2015	WABJ	2,100	11,050	850	—	152	3	2,100	11,202	853	(710)	13,445
Hotel Indigo	Atlanta, Georgia	10/02/2015	WABA	800	8,700	1,500	—	86	141	800	8,786	1,641	(729)	10,498
Aloft	Leawood, Kansas	12/14/2016	GWB	3,339	18,046	1,115	—	(5)	—	3,339	18,041	1,115	(57)	22,438

Subtotal Hotel Properties				17,368	110,021	10,096	(956)	(1,338)	7,620	16,412	108,683	17,716	(28,195)	114,616
Construction in progress				—	—		—	82	4	—	82	4	—	86
Office building				69	1,517	—	(69)	(1,517)	487	—	—	487	(318)	169

Total				$17,437	$111,538	$10,096	$(1,025)	$(2,773)	$8,111	$16,412	$108,765	$18,207	$(28,513)	$114,871

See Accompanying Report of Independent Registered Public Accounting Firm	50

Condor Hospitality Trust, Inc. and Subsidiaries

Notes to Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2016

(In thousands)

Encumbrance codes refer to the following lenders:

MS	Morgan Stanley	WAB	Western Alliance Bank Fixed Rate Debt
GWBR	Great Western Bank Revolving Credit Facility	HUNT	Huntington
LAT	Latitude	CANTOR	Cantor
WABA	Western Alliance Bank Variable Rate Debt—$4.9m	WABJ	Western Alliance Bank Variable Rate Debt—$9.9m
GWB	Great Western Bank Fixed Rate Debt

See Accompanying Report of Independent Registered Public Accounting Firm	51

Condor Hospitality Trust, Inc. and Subsidiaries

Notes to Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2016

(In thousands)

	ASSET BASIS	Total
(a)	Balance at January 1, 2014	$248,468
	Additions	3,058
	Disposals	(32,646)
	Impairment loss	(4,295)

	Balance at December 31, 2014	214,585
	Additions	46,489
	Disposals	(65,802)
	Impairment loss	(6,373)

	Balance at December 31, 2015	188,899
	Additions	25,618
	Disposals	(68,256)
	Impairment loss	(2,877)

	Balance at December 31, 2016	$143,384

	ACCUMULATED DEPRECIATION	Total
(b)	Balance at January 1, 2014	$84,112
	Depreciation for the period ended December 31, 2014	6,549
	Depreciation on assets sold or disposed	(13,884)
	Impairment loss	(1,374)

	Balance at December 31, 2014	75,403
	Depreciation for the period ended December 31, 2015	5,400
	Depreciation on assets sold or disposed	(19,938)
	Impairment loss	(2,665)

	Balance at December 31, 2015	58,200
	Depreciation for the period ended December 31, 2016	5,190
	Depreciation on assets sold or disposed	(33,477)
	Impairment loss	(1,400)

	Balance at December 31, 2016	$28,513

(c)	The aggregate cost of land, buildings, furniture and equipment for Federal income tax purposes is approximately $148.4 million (unaudited).

(d)	Depreciation is computed based upon the following useful lives:

Buildings and improvements	15—40 years
Furniture and equipment	3—12 years

(e)	The Company has mortgages payable on the properties as noted. Additional mortgage information can be found in Note 6 to the consolidated financial statements.

52

  DB HOTEL ATLANTA, LLC

FINANCIAL STATEMENTS

              As of and for the Six Months Ended June 30, 2016

and 2015

DB HOTEL ATLANTA, LLC

DB HOTEL ATLANTA, LLC

BALANCE SHEETS (UNAUDITED)

JUNE 30, 2016 AND 2015

	2016	2015
ASSETS
Current Assets:
Cash	$1,776,948	$545,876
Accounts receivable	146,071	60,804
Inventory	12,028	22,265
Prepaid expenses and other current assets	80,128	90,375

Total Current Assets	2,015,175	719,320
Operating properties, net	34,416,534	36,105,500
Intangible assets, net	53,250	56,250
Other assets	29,860	29,860

Total Assets	$36,514,819	$36,910,930

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable	$386,314	$339,503
Accrued expenses	653,856	455,515
Customer deposits	389,998	146,620
Current portion of incentive fee liability	80,000	80,000
Current portion of note payable	549,353	519,158

Total Current Liabilities	2,059,521	1,540,796
Incentive fee liability, net of current portion	1,320,000	1,400,000
Note payable, net of current portion	21,347,893	21,854,298

Total Liabilities	24,727,414	24,795,094

Commitments and contingencies (Note 7)	—	—
Member’s Equity	11,787,405	12,115,836

Total Liabilities and Member’s Equity	$36,514,819	$36,910,930

See notes to the financial statements.	2

DB HOTEL ATLANTA, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER’S EQUITY (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016	2015
Revenues:
Rooms	$4,767,497	$4,146,358
Food and beverage	287,356	307,129
Other	480,930	273,247

	5,535,783	4,726,734

Operating expenses:
Administrative and general	1,672,426	1,384,435
Payroll and related expenses	670,076	620,192
Marketing	653,292	630,322
Property operation, maintenance, and energy costs	120,059	110,317

	3,115,853	2,745,266

Income before fixed charges	2,419,930	1,981,468

Fixed charges:
Interest	530,441	537,952
Depreciation and amortization	966,240	958,561
Property taxes	279,000	275,662
Insurance	31,706	23,921

	1,807,387	1,796,096

Net income	612,543	185,372
Member’s equity, beginning of year	11,649,862	13,150,066
Member distributions	(475,000)	(1,219,602)

Member’s equity, end of year	$11,787,405	$12,115,836

See notes to the financial statements.	3

DB HOTEL ATLANTA, LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016	2015
Operating Activities:
Net income	$612,543	$185,372
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	979,067	982,428
Increase (decrease) in cash resulting from changes in:
Accounts receivable, trade	(2,707)	16,413
Inventory	6,290	(1,217)
Prepaid expenses and other current assets	(56,894)	(75,823)
Accounts payable	157,796	171,434
Accrued expenses	374,801	81,609
Customer deposits	191,768	59,956
Incentive fee liability	(40,000)	(40,000)

Net cash flows from operating activities	2,222,664	1,380,172

Investing Activities:
Purchases of operating properties	(52,628)	—

Net cash flows from investing activities	(52,628)	—

Financing Activities:
Repayment of note payable, parent	—	(91,239)
Principal payment of note payable	(262,562)	(253,634)
Distributions to member	(475,000)	(1,219,602)

Net cash flows from financing activities	(737,562)	(1,564,475)

Net change in cash	1,432,474	(184,303)
Cash, beginning of year	344,474	730,179

Cash, end of year	$1,776,948	$545,876

Supplemental disclosure of cash flow information:
Cash paid for interest	$488,034	$509,351

See notes to the financial statements.	4

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 1—Nature of business and summary of significant accounting policies

Organization – DB Hotel Atlanta, LLC (d/b/a Aloft Atlanta Downtown) (the “Hotel” or “Company”) owns and operates the Aloft Atlanta Downtown hotel, a 263-room hotel in downtown Atlanta, Georgia. The Hotel operates under a franchise agreement with Sheraton Hotels (“Franchisor”) and provides guest rooms, food and beverage services, and group meeting facilities. The success of the Hotel depends on the tourist and business trade in the south-eastern United States. The Hotel is a wholly owned subsidiary of DeBartolo Opportunity Fund II, LP (the “Parent”), a Delaware Limited Partnership.

Revenue Recognition – Revenue is recognized as services are performed or products are delivered. When the Hotel receives payments before services are provided, the amount received is recorded as customer deposits until the service has been completed.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available to management, the Hotel believes that an allowance for doubtful accounts is not necessary at June 30, 2016 and 2015. However, future write-offs may exceed management’s estimate.

Inventory – Inventory consists primarily of food and beverage and is stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Operating Properties – Operating properties are carried at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, generally between three and eight years for furniture and equipment and forty years for buildings and improvements.

Intangible Assets – Intangible assets are comprised of franchise fees. These fees are amortized on a straight-line basis over 20 years, which is the term of the franchise agreement.

Long-Lived Asset Impairment – The Hotel reviews the carrying value of its long-lived assets (operating properties and intangible assets) for impairment whenever events or changes in circumstances indicate that the historical cost - carrying value of an asset may no longer be recoverable. The Hotel assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recorded to the extent that the asset carrying value exceeds its fair value. No impairment loss was recorded during the six months ended June 30, 2016 and 2015.

Deferred Financing Costs – Costs incurred to secure notes payable are capitalized and amortized over the term of the note agreements to interest expense using a method that approximates the effective interest method. Interest expense for the six months ended June 30, 2016 and 2015 related to the amortization of deferred financing costs was approximately $24,000. The remaining unamortized deferred financing costs approximated $52,000 and $95,000 as of June 30, 2016 and 2015, respectively. Deferred financing costs are included in the balance sheets as a reduction to the corresponding note payable balance.

5

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 1—Nature of business and summary of significant accounting policies (continued)

Incentive Fee Liability – In 2014, the Hotel received payment of $1,600,000 in accordance with the Hotel’s amended franchise agreement from the Franchisor. The payment represents an incentive fee which is to be repaid to the franchisor on a pro-rata basis if the franchise agreement is terminated before the end of its 20 year term. The Hotel recognizes the amount no longer required to be repaid to the franchisor upon termination of the franchise agreement as a reduction of management fee expense. During each of the six months ended June 30, 2016 and 2015 the Hotel recognized a reduction of management fee expense of $40,000.

Advertising Costs – The Hotel charges the costs of advertising to operations as such costs are incurred. Advertising costs were approximately $6,000 and $15,000 during the six months ended June 30, 2016 and 2015, respectively, and have been included in marketing expenses in the accompanying statements of operations.

Income Taxes – The Company is a limited liability company and is taxed as a Partnership for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. Instead, the Company’s net income or loss is included in the member’s income tax return.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Hotel has evaluated subsequent events through August 4, 2016 in connection with the preparation of the financial statements, which is the date the financial statements were available to be issued.

Note 2—Concentrations of credit risk

Financial instruments which potentially subject the Hotel to concentrations of credit risk consist primarily of cash and accounts receivable.

The Hotel places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides deposit insurance of $250,000 for substantially all depository accounts. The Hotel from time to time may have amounts on deposit in excess of the insured limits. As of June 30, 2016 and 2015, the Hotel had approximately $1,289,000 and $218,000, respectively, in cash balances in excess of these insured limits.

Accounts receivable consist of receivables due from customers for services provided. The Company does not require collateral for their receivables and collection risk is reduced as the balance consists of small amounts from many customers.

6

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 3—Operating properties

Operating properties consist of the following at June 30:

	2016	2015
Land and improvements	$5,906,964	$5,906,964
Buildings and improvements	33,002,160	33,002,160
Construction in process and other	279,834	47,000

	39,188,958	38,956,124
Less accumulated depreciation	(4,772,424)	(2,850,624)

	$34,416,534	$36,105,500

Depreciation expense was approximately $965,000 and $957,000 for the six months ended June 30, 2016 and 2015, respectively.

Note 4—Intangible assets

Intangible assets consist of the following at June 30:

	2016	2015
Franchise fees	$60,000	$60,000
Less accumulated amortization	(6,750)	(3,750)

	$53,250	$56,250

Amortization expense for each of the six months ended June 30, 2016 and 2015 was $1,500.

Note 5—Note payable

The note payable consists of a construction note payable to a bank that allowed for maximum borrowings of $24,000,000. During 2014 the Hotel construction was completed and the principal balance of the note payable was fixed at approximately $22,720,000. The note payable requires monthly principal and interest payments of approximately $128,000, including interest at 4.5%. The note payable matures in July 2017, at which time all remaining accrued interest and principal is due. The note payable is secured by the Hotel’s operating properties, and repayment is guaranteed by the Parent.

Future maturities of the note payable are as follows as of June 30, 2016:

July 1, 2016 - June 30, 2017	$549,353
July 2017	21,399,546

Gross outstanding borrowings	21,948,899
Less: unamortized debt issuance costs	(51,653)

Total	$21,897,246

7

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

Note 6—Related party transactions

Note Payable, related party – During 2014 the Hotel had a note payable with the Parent in the amount of approximately $91,000 that was unsecured and non-interest bearing. During the six months ended June 30, 2015 this note payable was repaid to the Parent.

Note 7—Commitments and contingencies

Management Agreement – The Hotel has an agreement with an unrelated entity to manage the Hotel operations. The Hotel pays the property manager 5% of gross revenues, as defined in the agreement. Management fees for the six months ended June 30, 2016 and 2015 approximated $277,000 and 236,000, respectively, and are included in administrative and general expenses in the accompanying statements of operations.

Franchise Agreement – The franchise agreement with the Franchisor became effective the date of the opening of the hotel on April 1, 2014 (“Effective Date”), and expires 20 years from the Effective Date. The Hotel is required to pay 5.5% of the Hotel’s gross room revenue, as defined in the agreement, as franchise fees and 4% of the Hotel’s gross room revenue as marketing fees to the Franchisor. For the period from the opening day through December 31, 2015 the franchise fee is reduced by 2% to 3.5% and for the period from January 1, 2016 through December 31, 2016 the franchise fee is reduced by 1% to 4.5%. However, should the Hotel default under the terms of the franchise agreement prior to January 1, 2017, the reductions will be forfeited and the Hotel will be required to pay the Franchisor the full franchise fee. The total amount of franchise fee reductions as of June 30, 2016 and 2015 approximated $351,000 and $170,000, respectively. Management does not believe the Hotel will default on the franchise agreement and, as such, has not recorded the additional franchise fees in the financial statements. Franchise and marketing fees for the six months ended June 30, 2016 and 2015 approximated $417,000 and $206,000, respectively, and are included in administrative and general expenses in the accompanying statements of operations.

Reserve Fund – Under the franchise agreement, the Hotel is required to establish a reserve fund for routine capital improvements and renovations to the hotel. However, due to the significant renovations completed in 2014, the Hotel determined that it was not necessary to establish such a fund for the six months ended June 30, 2016 and 2015. The Hotel will establish a reserve fund in the future should the budgeted capital expenditures and routine expenses warrant establishing such a reserve.

Valet Parking Service Agreement – On December 29, 2015, the Hotel entered into an agreement with a third party for the management of the Hotel’s valet parking services. Under the terms of the agreement, the Hotel is to pay the management company 30% of all parking revenues. Approximately $116,000 was paid related to this agreement for the six months ended June 30, 2016. The agreement expires on December 29, 2016.

8

  DB HOTEL ATLANTA, LLC

FINANCIAL STATEMENTS

          As of and for the Year Ended December 31, 2015

And Report of Independent Auditor

DB HOTEL ATLANTA, LLC

Report of Independent Auditor

To the Member

DB Hotel Atlanta, LLC

Tampa, Florida

We have audited the accompanying financial statements of DB Hotel Atlanta, LLC, which comprise the balance sheet as of December 31, 2015, and the related statements of operations and changes in member’s equity and cash flows for the year then ended, and the related notes to the financial statements

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DB Hotel Atlanta, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP

Tampa, Florida

August 3, 2016

DB HOTEL ATLANTA, LLC

BALANCE SHEET

DECEMBER 31, 2015

ASSETS
Current Assets:
Cash	$344,474
Accounts receivable	143,364
Inventory	18,318
Prepaid expenses and other current assets	23,234

Total Current Assets	529,390
Operating properties, net	35,328,646
Intangible assets, net	54,750
Other assets	29,860

Total Assets	$35,942,646

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable	$228,518
Accrued expenses	279,055
Customer deposits	198,230
Current portion of incentive fee liability	80,000
Current portion of note payable	536,986

Total Current Liabilities	1,322,789
Incentive fee liability, net of current portion	1,360,000
Note payable, net of current portion	21,609,995

Total Liabilities	24,292,784

Commitments and contingencies (Note 7)	—
Member’s Equity	11,649,862

Total Liabilities and Member’s Equity	$35,942,646

See notes to the financial statements.	2

DB HOTEL ATLANTA, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER’S EQUITY

YEAR ENDED DECEMBER 31, 2015

Revenues:
Rooms	$8,440,007
Food and beverage	645,362
Other	576,809

9,662,178

Operating expenses:
Administrative and general	3,123,844
Payroll and related expenses	1,290,860
Marketing	1,255,802
Property operation, maintenance, and energy costs	239,970

5,910,476

Income before fixed charges	3,751,702

Fixed charges:
Interest	1,084,984
Depreciation and amortization	1,917,421
Property taxes	556,707
Insurance	48,192
3,607,304

Net income	144,398
Member’s equity, beginning of year	13,150,066
Member distributions	(1,644,602)

Member’s equity, end of year	$11,649,862

See notes to the financial statements.	3

DB HOTEL ATLANTA, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Operating Activities:
Net income	$144,398
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,971,094
Increase (decrease) in cash resulting from changes in:
Accounts receivable, trade	(66,147)
Inventory	2,730
Prepaid expenses and other current assets	(8,682)
Accounts payable	60,449
Accrued expenses	(94,851)
Customer deposits	111,566
Incentive fee liability	(80,000)

Net cash flows from operating activities	2,040,557

Investing Activities:
Purchases of operating properties	(180,206)

Net cash flows from investing activities	(180,206)

Financing Activities:
Repayment of note payable, parent	(91,239)
Principal payment of note payable	(510,215)
Distributions to member	(1,644,602)

Net cash flows from financing activities	(2,246,056)

Net change in cash	(385,705)
Cash, beginning of year	730,179

Cash, end of year	$344,474

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,026,005

See notes to the financial statements.	4

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1—Nature of business and summary of significant accounting policies

Organization – DB Hotel Atlanta, LLC (d/b/a Aloft Atlanta Downtown) (the “Hotel” or “Company”) owns and operates the Aloft Atlanta Downtown hotel, a 263-room hotel in downtown Atlanta, Georgia. The Hotel operates under a franchise agreement with Sheraton Hotels (“Franchisor”) and provides guest rooms, food and beverage services, and group meeting facilities. The success of the Hotel depends on the tourist and business trade in the south-eastern United States. The Hotel is a wholly owned subsidiary of DeBartolo Opportunity Fund II, LP (the “Parent”), a Delaware Limited Partnership.

Revenue Recognition – Revenue is recognized as services are performed or products are delivered. When the Hotel receives payments before services are provided, the amount received is recorded as customer deposits until the service has been completed.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available to management, the Hotel believes that an allowance for doubtful accounts is not necessary at December 31, 2015. However, future write-offs may exceed management’s estimate.

Inventory – Inventory consists primarily of food and beverage and is stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Operating Properties – Operating properties are carried at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, generally between three and eight years for furniture and equipment and forty years for buildings and improvements.

Intangible Assets – Intangible assets are comprised of franchise fees. These fees are amortized on a straight-line basis over 20 years, which is the term of the franchise agreement.

Long-Lived Asset Impairment – The Hotel reviews the carrying value of its long-lived assets (operating properties and intangible assets) for impairment whenever events or changes in circumstances indicate that the historical cost - carrying value of an asset may no longer be recoverable. The Hotel assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recorded to the extent that the asset carrying value exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2015.

Deferred Financing Costs – Costs incurred to secure notes payable are capitalized and amortized over the term of the note agreements to interest expense using a method that approximates the effective interest method. Interest expense for the year ended December 31, 2015 related to the amortization of deferred financing costs was approximately $54,000. The remaining unamortized deferred financing costs approximated $64,000 as of December 31, 2015. The Hotel has elected to early adopt Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs. As a result, deferred financing costs are included in the balance sheet as a reduction to the corresponding note payable balance.

5

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1—Nature of business and summary of significant accounting policies (continued)

Incentive Fee Liability – In 2014, the Hotel received payment of $1,600,000 in accordance with the Hotel’s amended franchise agreement from the Franchisor. The payment represents an incentive fee which is to be repaid to the franchisor on a pro-rata basis if the franchise agreement is terminated before the end of its 20 year term. The Hotel recognizes the amount no longer required to be repaid to the franchisor upon termination of the franchise agreement as a reduction of franchise fee expense. During the year ended December 31, 2015 the Hotel recognized a reduction of franchise fee expense of $80,000.

Advertising Costs – The Hotel charges the costs of advertising to operations as such costs are incurred. Advertising costs were approximately $23,000 during the year ended December 31, 2015 and have been included in marketing expenses in the accompanying statement of operations.

Income Taxes – The Company is a limited liability company and is taxed as a Partnership for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. Instead, the Company’s net income or loss is included in the member’s income tax return.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Hotel has evaluated subsequent events through August 3, 2016 in connection with the preparation of the financial statements, which is the date the financial statements were available to be issued.

Note 2—Concentrations of credit risk

Financial instruments which potentially subject the Hotel to concentrations of credit risk consist primarily of cash and accounts receivable.

The Hotel places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides deposit insurance of $250,000 for substantially all depository accounts. The Hotel from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2015, the Hotel had approximately $46,000 in cash balances in excess of these insured limits.

Accounts receivable consist of receivables due from customers for services provided. The Company does not require collateral for their receivables and collection risk is reduced as the balance consists of small amounts from many customers.

6

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 3—Operating properties

Operating properties consist of the following at December 31, 2015:

Land and improvements	$5,906,964
Buildings and improvements	33,002,160
Construction in process and other	227,206

39,136,330
Less accumulated depreciation	(3,807,684)

$35,328,646

Depreciation expense was approximately $1,914,000 for the year ended December 31, 2015.

Note 4—Intangible assets

Intangible assets consist of the following at December 31, 2015:

Franchise fees	$60,000
Less accumulated amortization	(5,250)

$54,750

Amortization expense for the year ended December 31, 2015 was $3,000.

Note 5—Note payable

The note payable consists of a construction note payable to a bank that allowed for maximum borrowings of $24,000,000. During 2014 the Hotel construction was completed and the principal balance of the note payable was fixed at approximately $22,720,000. The note payable requires monthly principal and interest payments of approximately $128,000, including interest at 4.5%. The note payable matures in July 2017, at which time all remaining accrued interest and principal is due. The note payable is secured by the Hotel’s operating properties, and repayment is guaranteed by the Parent.

Future maturities of the note payable are as follows:

Years Ending December 31,
2016	$536,986
2017	21,674,475

Gross outstanding borrowings	22,211,461
Less: unamortized debt issuance costs	(64,480)

Total	$22,146,981

7

DB HOTEL ATLANTA, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 6—Related party transactions

Note Payable, Related Party – During 2014 the Hotel had a note payable with the Parent in the amount of approximately $91,000 that was unsecured and non-interest bearing. During the year ended December 31, 2015 this note payable was repaid to the Parent.

Note 7—Commitments and contingencies

Management Agreement – The Hotel has an agreement with an unrelated entity to manage the Hotel operations. The Hotel pays the property manager 5% of gross revenues, as defined in the agreement. Management fees for the year ended December 31, 2015 approximated $483,000 and are included in administrative and general expenses in the accompanying statement of operations.

Franchise Agreement – The franchise agreement with the Franchisor became effective the date of the opening of the hotel on April 1, 2014 (“Effective Date”), and expires 20 years from the Effective Date. The Hotel is required to pay 5.5% of the Hotel’s gross room revenue, as defined in the agreement, as franchise fees and 4% of the Hotel’s gross room revenue as marketing fees to the Franchisor. For the period from the opening day through December 31, 2015 the franchise fee is reduced by 2% to 3.5% and for the period from January 1, 2016 through December 31, 2016 the franchise fee is reduced by 1% to 4.5%. However, should the Hotel default under the terms of the franchise agreement prior to January 1, 2017, the reductions will be forfeited and the Hotel will be required to pay the Franchisor the full franchise fee. The total amount of franchise fee reductions as of December 31, 2015 approximated $256,000. Management does not believe the Hotel will default on the franchise agreement and, as such, has not recorded the additional franchise fees in the financial statements. Franchise and marketing fees for the year ended December 31, 2015 approximated $644,000 and are included in administrative and general expenses in the accompanying statement of operations. The payment of these fees is guaranteed by the Parent.

Reserve Fund – Under the franchise agreement, the Hotel is required to establish a reserve fund for routine capital improvements and renovations to the hotel. However, due to the significant renovations completed in 2014, the Hotel determined that it was not necessary to establish such a fund for the year ended December 31, 2015. The Hotel will establish a reserve fund in the future should the budgeted capital expenditures and routine expenses warrant establishing such a reserve.

Valet Parking Service Agreement – On December 29, 2015, the Hotel entered into an agreement with a third party for the management of the Hotel’s valet parking services. Under the terms of the agreement, the Hotel is to pay the management company 30% of all parking revenues. No fees were paid related to this agreement for the year ended December 31, 2015. This agreement expires on December 29, 2016.

8

LEAWOOD ADP, LTD.

FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

LEAWOOD ADP, LTD.

STATEMENTS OF ASSETS, LIABILITIES AND PARTNERS’ DEFICIT

September 30,	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$645,696	$194,838
Accounts receivable, net allowance of $26,574 and $14,024	94,338	334,794
Food and beverage inventory	17,984	21,283
Deposits held in escrow	865,988	639,767
Prepaid expenses	126,876	134,096

Total current assets	1,750,882	1,324,778
Land	3,003,000	3,003,000
Property and equipment, net	14,076,870	14,974,638
Intangible assets, net	222,035	287,757

Total assets	$19,052,787	$19,590,173

LIABILITIES AND PARTNERS’ DEFICIT
Current Liabilities:
Accounts payable - trade	$74,445	$167,261
Accounts payable - related party	16,956	64,836
Accrued liabilities	692,661	678,952
Accrued interest payable	100,413	102,760
Accrued guarantee fee	396,481	358,934
Deferred revenue	2,000	2,000
Promissory note, current portion	493,549	463,122

Total current liabilities	1,776,505	1,837,865
Accrued interest, partner deficit loans	568,816	446,102
Partner deficit loans	431,181	431,181
Promissory note, less current portion	18,042,763	18,536,313

Total liabilities	20,819,265	21,251,461

Partners’ deficit	(1,766,478)	(1,661,288)

Total liabilities and partners’ deficit	$19,052,787	$19,590,173

See Report of Independent Accountants and notes to the financial statements.	2

LEAWOOD ADP, LTD.

STATEMENTS OF REVENUES AND EXPENSES

For the Nine Months Ended September 30,	2016	2015
REVENUE
Room revenue	$4,451,573	$4,057,221
Food and beverage revenue	303,390	316,872
Other income	42,932	49,135

Total revenue	4,797,895	4,423,228
COST OF SALES	1,012,535	950,177

Gross income	3,785,360	3,473,051
OPERATING EXPENSES
Administrative	338,725	305,944
Bad debt expense	12,120	14,023
Franchise expense	448,961	407,320
Maintenance expense	125,091	139,714
Management fees	143,397	132,018
Other operating expense	126,468	108,786
Property insurance	61,648	55,163
Real estate taxes	388,214	353,667
Sales expense	308,915	298,106
Utilities	176,495	190,333

Total operating expenses	2,130,034	2,005,074

Interest expense - promissory note	(896,335)	(917,917)
Interest expense - partner deficit loan	(94,911)	(83,407)
Guaranty fees	(28,008)	(30,656)
Amortization	(49,292)	(49,292)
Depreciation	(695,992)	(773,127)

Total other income (expense)	(1,764,538)	(1,854,399)

NET LOSS BEFORE INCOME TAXES	(109,212)	(386,422)
INCOME TAXES	—	—

NET LOSS	$(109,212)	$(386,422)

See Report of Independent Accountants and notes to the financial statements.	3

LEAWOOD ADP, LTD.

STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

For the Nine Months Ended September 30, 2016 and 2015
Total Partners’ Deficit
Deficit balance at January 1, 2015	$(1,274,866)
Net loss	(386,422)

Deficit balance at September 30, 2015	$(1,661,288)

Deficit balance at January 1, 2016	$(1,657,266)
Net loss	(109,212)

Deficit balance at September 30, 2016	$(1,766,478)

See Report of Independent Accountants and notes to the financial statements.	4

LEAWOOD ADP, LTD.

STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30,	2016	2015
OPERATING ACTIVITIES
Net loss	$(109,212)	$(386,422)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	12,120	14,023
Depreciation expense	695,992	773,127
Amortization expense	49,292	49,292
Net change in:
Accounts receivable	100,140	(247,356)
Food and beverage inventory	5,932	(1,252)
Deposits in escrow	(377,412)	(242,329)
Prepaid expenses	(42,239)	(56,468)
Accounts payable and accrued expenses	351,879	539,429

Net cash provided by operating activities	686,492	442,044

INVESTING ACTIVITIES
Purchases of property and equipment	(40,877)	(167,192)

Net cash used in investing activities	(40,877)	(167,192)

FINANCING ACTIVITIES
Principal payments on promissory note	(350,090)	(328,507)

Net cash used in financing activities	(350,090)	(328,507)

INCREASE IN CASH AND CASH EQUIVALENTS	295,525	(53,655)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	350,171	248,493

CASH AND CASH EQUIVALENTS AT END OF YEAR	$645,696	$194,838

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$599,418	$613,692

See Report of Independent Accountants and notes to the financial statements.	5

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Purpose – Leawood ADP, Ltd. (the “Partnership”) was organized on December 17, 2007, as a limited partnership, in the State of Texas. The sole general partner is Leawood ADP Management, LLC, a Texas Limited Liability Company, owning a 1% general partnership interest, and thirty-three (33) limited partners own the remaining 99% limited partnership interests. The Partnership’s term is until the close of business on December 31, 2057 and sole purpose is the acquisition of land and the development, financing and operation of a 156 - room hotel (the “Hotel”) consisting of approximately 80,000 square feet of hotel space in Leawood. Construction of the hotel began in March 2008 and was substantially complete as of September 2009.

Basis of Accounting – The accounting and reporting policies of the Partnership conform to generally accepted accounting principles in the United States of America (“GAAP”) and to general practices within the industry. Revenues are recorded when earned, and expenses are recorded when incurred.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all bank deposits with a maturity of three months or less to be cash equivalents.

Development and Construction Costs – Costs that clearly related to and were directly identifiable with the development and construction of the Hotel were considered project costs, and were capitalized into fixed assets. Interest, property taxes, and insurance costs were capitalized while development and construction was in progress, approximately through September 2009. The Hotel development stage ended upon receipt of a Certificate of Occupancy. At the end of the development stage all specific and allocable costs incurred to construct the Hotel were allocated amongst the building, furniture and fixtures, other property and land.

The Partnership incurred interest costs of $456,700 during the design and construction phase through September 2009 which was capitalized into fixed assets.

Accounts Receivable and Allowance for Doubtful Accounts – The Partnership’s receivables are amounts due from guests currently occupying rooms in the Hotel at September 30, 2016 and 2015 as well as the accounts of non-registered guests. The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers specific customer accounts, customer credit-worthiness, past transaction history, current economic industry trends, and changes in customer payment terms when determining collectability.

Inventories – Food and beverage inventory is stated at cost.

Property and Equipment – The capitalized costs associated with property and equipment for the Hotel are depreciated using the straight line method over the estimated useful life of the asset. When an asset was sold, retired, or otherwise disposed of, cost and related accumulated depreciation were removed from the accounts and any resulting gain or loss was included in current operations. Repairs and maintenance were charged to expense as incurred and expenditures for renewals and betterments were capitalized.

6

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets – The Partnership incurred certain costs specifically and directly associated with the Hotel’s operations including franchise fees and licenses. They are amortized on a straight-line basis over 15 years beginning September 2009. The Partnership’s future cash flows are not materially impacted by its ability to extend or renew agreements related to its amortizable intangible assets.

Financing Costs – The Partnership incurred certain costs specifically and directly associated with obtaining financing or financing commitments from construction lenders. These costs included such items as legal fees, commitment fees, loan application fees, mortgage banking fees, mortgagee’s title insurance, survey fees, and guaranty fees. The financing costs that were allocable to the construction loan are deferred and expensed as the construction loan is paid.

Revenue Recognition – Revenues are derived primarily from room rentals and food and beverage sales. Revenue is recognized when rooms are occupied and services have been rendered.

Federal Income Tax – The Partnership files Form 1065, U.S. Partnership Return of Income which is due on or before April 15 of each year, unless. All income or loss of the Partnership is passed through to the partners. The partners report their respective percentage of any income or loss on their respective federal income tax or information returns.

Management has analyzed the tax positions taken by the Partnership, and has concluded that as of September 30, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Partnership believes it is no longer subject to income tax examinations for years prior to 2012.

Advertising – Advertising expense was charged directly to expense as incurred by the Partnership.

2.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2016 and 2015:

	2016	2015
Building	$15,267,217	$15,267,217
Building improvements	3,515,360	3,515,360
Furniture & fixtures	2,482,812	2,433,060

	21,265,389	21,215,637
Accumulated depreciation	(7,188,519)	(6,240,999)

	$14,076,870	$14,974,638

Total depreciation expense for the nine months ended September 30, 2016 and 2015 was $695,992 and $773,127, respectively.

7

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

3.	INTANGIBLE ASSETS

Intangible assets consisted of the following at September 30, 2016 and 2015:

	2016	2015
Financing costs	$607,483	$607,483
Franchise fees	60,000	60,000
Liquor license	14,606	14,606

	682,089	682,089
Accumulated amortization	(460,054)	(394,332)

	$222,035	$287,757

Total amortization expense for the nine months ended September 30, 2016 and 2015 was $49,292 and $49,292, respectively.

Estimated amortization expense at September 30, 2016 for each of the five succeeding years is as follows:

2017	$65,722
2018	65,722
2019	65,722
2020	4,977
2021	4,974

Total	$207,117

4.	PROMISSORY NOTE

On January 30, 2008, the Partnership signed a promissory note agreement to borrow up to $23,402,000 from the American National Insurance Company. The loan is secured by a line of credit mortgage, security agreement, financing agreement and a fixture filing. The initial phase of the loan, the “Construction and Interest Only Phase”, was effective January 30, 2008 through April 30, 2010 during which monthly interest payments paid in arrears are calculated using a 365- day year at a rate of 6.38% per annum. All other interest related to the agreement is calculated using a 360- day year. Subsequent to the Construction and Interest Only Phase, equal monthly payments of $138,492 including principal and interest are due at a rate of 6.38% per annum through April 2019. The note matures on May 1, 2019, when a final balloon payment of $17,194,154 is due. As of September 30, 2016 and 2015, the promissory note balance was $18,536,312 and $18,999,435, respectively.

Aggregate maturities required on the promissory note at September 30, 2016 are as follows:

Year ending September 30,

2017	493,549
2018	525,975
2019	17,516,788

Total	18,536,312

8

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

4.	PROMISSORY NOTE (continued)

On December 14, 2016, the note was paid off with sale proceeds from the purchase of the hotel by Condor Hospitality Trust. See footnote 9 for subsequent event disclosure related to the sale of the hotel.

5.	PARTNER DEFICIT LOANS

The Partnership borrowed funds from certain partners for operation, construction and design costs. The loans were unsecured and bore interest compounded annually at 14%. Interest and principal were due as funds become available, therefore, the debt was considered long-term. The total balance outstanding on partner deficit loans as of September 30, 2016 and 2015 was $431,181 and $431,181, respectively. As of September 30, 2016 and 2015, the cumulative amount of interest owed on the partner deficit loans totaled $568,816 and $446,102, respectively.

6.	COMMITMENTS AND CONTINGENCIES

Deposit Accounts – The Partnership maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. The General Partner believes that the Partnership is not exposed to any significant risk of loss on cash and cash equivalents. As of September 30, 2016 and 2015, the uninsured balance was $211,967 and $0, respectively.

Limited Partnership Agreement – The limited partnership agreement (“Agreement”) calls for certain fees, reimbursements, and other compensation to be paid to the General Partner and its affiliates. The terms of these commitments are described in the section titled Related Party Transactions of these footnotes.

7.	PARTNERS’ CAPITAL

The Partnership is organized as a Texas limited partnership. Under the terms of the Agreement, the General Partner and the Limited Partners shall each have a capital account to which income, gains, and losses are allocated pursuant to Section 5.2 of the Agreement, and cash distributions from operations shall be made pursuant to Section 5.1 of the Agreement. Capital accounts are maintained in accordance with Treasury Regulations Section 1.704, and Section 5.4 of the Agreement.

Profit and Loss Allocations – Profits of the Partnership shall be allocated to the Partners in the following priority: (i) in proportion to, and to the extent of, the allocated income and gains equals the cumulative losses allocated to the General Partner; (ii) in proportion to, and to the extent of, the allocated income and gains equals the cumulative losses allocated to the other Partners; (iii) in proportion to cause the cumulative amount of income and gains allocated to each partner to equal cumulative distributions made to each partner on account of the Preferred Return; (iv) in proportion to the amounts necessary to cause the excess of the cumulative amount of income and gain allocated to each Partner over the cumulative losses allocated to each Partner to equal the cumulative additions to each Partner’ Return Arrearage Account until such amounts are equivalent; and (v) thereafter, 30% to the General Partner and 70% to the Limited Partners.

Losses of the Partnership shall be allocated to the Partners in the following priority: (i) in proportion to, and to the extent of, their cumulative income and gain allocations; (ii) in proportion to, and to the extent of, their

9

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

7.	PARTNERS’ CAPITAL (continued)

Capital Contributions; (iii) any allocations of losses that would cause a Limited Partner to have an Adjusted Capital Account Deficit will be allocated to the General Partner instead.

Distributions of Cash Flow – The Partnership Agreement (including all amendments thereto) calls for cash distributions, when paid, to be made to the Partners in the following priority: (i) to the extent of the Partners cumulative principal and accrued interest on deficit loans; (ii) in proportion and to the extent of their cumulative Preferred Return for the then current fiscal year; (iii) in proportion to and to the extent of their respective Return Arrearage Accounts; (iv) 10% to the General Partner and 90% to the Limited Partners until each Partners’ Unrecovered Capital Account has been reduced to zero; and (v) thereafter 30% to the General Partner and 70% to the Limited Partners.

Unrecovered Capital Contributions and Preferred Return – A Preferred Return is the cumulative return on Unrecovered Capital Contributions of the Partner calculated rate of 10% per year cumulatively compounded annually. Unrecovered Capital Contributions consists of the Partner’s Initial Capital Contribution and Supplemental Capital Contributions reduced by cumulative distributions as further defined by the Agreement.

8.	RELATED PARTY TRANSACTIONS

The Partnership is authorized by the Agreement to pay certain fees and reimbursements to the General Partner. These fees and reimbursements are described in Section 4.8 of the Agreement regarding Compensation of the General Partner.

Pursuant to the Agreement, the General Partner was to be paid a fee of $2,500 per month for administration services performed for the Partnership beginning upon construction commencement and through the term of the Agreement. In addition, the General Partner shall be reimbursed for any reasonable and direct expenses in connection with the management and operation of the Partnership, specifically excluding indirect costs such as staff salaries and occupancy costs. On August 23, 2016, the General Partner waived their right to collect the fee from inception forward.

Pursuant to the Agreement, an Affiliate of the General Partner, shall earn a development fee of $1,083,000 pursuant to a development agreement with the Partnership to provide management, oversight, implementation and construction of the Facility as defined in the Agreement. The development fees were reduced to $983,000 as the result of a separate agreement with the Affiliate of the General Partner.

Pursuant to the Agreement, the General Partner and any owner of the General Partner will be entitled to a guarantee fee if a guarantee is required by the construction loan lender. The fee is equal to 1.00% per annum of the outstanding principal amount guaranteed. As of September 30, 2016 and 2015, the accrued guaranty fee was $396,481 and $358,934, respectively.

Pursuant to the Agreement, an Affiliate of the General Partner will manage the Facility and its ongoing operations pursuant to a management agreement and shall receive 3% of gross revenue from Facility operations and an incentive fee of 7% of Cash Flow as defined in the management agreement. For the nine months ended September 30, 2016 and 2015, management fee expense was $143,397 and $132,018, respectively.

10

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2016 and 2015

8.	RELATED PARTY TRANSACTIONS (continued)

Pursuant to the Agreement, an Affiliate of the General Partner will provide purchasing, freight management, installation, supervision and accounting services in connection with the furniture, fixtures and equipment to be procured in connection the Facility pursuant to a purchasing agent agreement with the Partnership for which the Affiliate will receive 5% of the actual costs of the purchases or $150,000, whichever is greater. No fees were earned in 2016 or 2015.

9.	SUBSEQUENT EVENTS

The Partnership has evaluated the potential subsequent events through the opinion date of these financial statements, which is the date the financial statements were available to be issued, noting the event below. Any events occurring after this date have not been factored into the financial statements being presented.

On December 14, 2016, the Partnership closed on the sale of the hotel for $22,500,000 to Condor Hospitality Trust. The interim financial statements as of September 30, 2016 do not reflect any adjustments related to the sale subsequent to yearend.

11

LEAWOOD ADP, LTD.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015

Asel & Associates, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS

The Partners

Leawood ADP, Ltd.

San Antonio, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Leawood ADP, Ltd. (the “Partnership”), which comprise the statement of assets, liabilities, and partners’ capital as of December 31, 2015, and the related statements of revenues and expenses, changes in partners’ capital and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leawood ADP, Ltd. as of December 31, 2015, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Asel & Associates, PLLC

Asel & Associates, PLLC

San Antonio, Texas

August 24, 2016

LEAWOOD ADP, LTD.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS’ DEFICIT

December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$350,171
Accounts receivable, net allowance of $14,915	206,598
Food and beverage inventory	23,916
Deposits held in escrow	488,576
Prepaid expenses	84,637

Total current assets	1,153,898
Land	3,003,000
Property and equipment, net	14,731,985
Intangible assets, net	271,327

Total assets	$19,160,210

LIABILITIES AND PARTNERS’ DEFICIT
Current Liabilities:
Accounts payable - trade	$76,819
Accounts payable - related party	25,255
Accrued liabilities	453,027
Accrued interest payable	100,413
Accrued guarantee fee	368,474
Deferred revenue	2,000
Promissory note, current portion	470,549

Total current liabilities	1,496,537
Accrued interest, partner deficit loans	473,905
Partner deficit loans	431,181
Promissory note, less current portion	18,415,853

Total liabilities	20,817,476

Partners’ deficit	(1,657,266)

Total liabilities and partners’ deficit	$19,160,210

See Report of Independent Auditors and notes to the financial statements.

2

LEAWOOD ADP, LTD.

STATEMENT OF REVENUES AND EXPENSES

For the Year Ended December 31, 2015
REVENUE
Room revenue	$5,413,489
Food and beverage revenue	408,274
Other income	58,268

Total revenue	5,880,031
COST OF SALES	1,290,576

Gross income	4,589,455
OPERATING EXPENSES
Administrative	388,827
Bad debt expense	14,915
Franchise expense	567,429
Maintenance expense	201,146
Management fees	188,867
Other operating expense	136,162
Property insurance	91,930
Real estate taxes	471,557
Sales expense	430,743
Utilities	247,784

Total operating expenses	2,739,360

OTHER INCOME (EXPENSE)
Interest expense - promissory note	(1,218,012)
Interest expense - partner deficit loan	(111,210)
Business interruption insurance	227,300
Guaranty fees	(40,196)
Amortization	(65,722)
Depreciation	(1,024,655)

Total other income (expense)	(2,232,495)

NET LOSS BEFORE INCOME TAXES	(382,400)
INCOME TAXES	—

NET LOSS	$(382,400)

See Report of Independent Auditors and notes to the financial statements

3

LEAWOOD ADP, LTD.

STATEMENT OF CHANGES IN PARTNERS’ DEFICIT

For the Year Ended December 31, 2015
Total
Partners’
Deficit
Deficit balance at January 1, 2015	$(1,274,866)
Net loss	(382,400)

Deficit balance at December 31, 2015	$(1,657,266)

See Report of Independent Auditors and notes to the financial statements

4

LEAWOOD ADP, LTD.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015
OPERATING ACTIVITIES
Net loss	$(382,400)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	14,915
Depreciation expense	1,024,655
Amortization expense	65,722
Net change in:
Accounts receivable	(120,052)
Food and beverage inventory	(3,885)
Deposits in escrow	(91,138)
Prepaid expenses	(7,009)
Accounts payable and accrued expenses	218,477

Net cash provided by operating activities	719,285

INVESTING ACTIVITIES
Purchases of property and equipment	(176,067)

Net cash used in investing activities	(176,067)

FINANCING ACTIVITIES
Principal payments on promissory note	(441,540)

Net cash used in financing activities	(441,540)

INCREASE IN CASH AND CASH EQUIVALENTS	101,678
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	248,493

CASH AND CASH EQUIVALENTS AT END OF YEAR	$350,171

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$1,220,360

See Report of Independent Auditors and notes to the financial statements

5

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Purpose – Leawood ADP, Ltd. (the “Partnership”) was organized on December 17, 2007, as a limited partnership, in the State of Texas. The sole general partner is Leawood ADP Management, LLC, a Texas Limited Liability Company, owning a 1% general partnership interest, and thirty-three (33) limited partners own the remaining 99% limited partnership interests. The Partnership’s term is until the close of business on December 31, 2057 and sole purpose is the acquisition of land and the development, financing and operation of a 156 - room hotel (the “Hotel”) consisting of approximately 80,000 square feet of hotel space in Leawood. Construction of the hotel began in March 2008 and was substantially complete as of September 2009.

Basis of Accounting – The accounting and reporting policies of Partnership conform to generally accepted accounting principles in the United States of America (“GAAP”) and to general practices within the industry. Revenues are recorded when earned, and expenses are recorded when incurred.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all bank deposits with a maturity of three months or less to be cash equivalents.

Development and Construction Costs – Costs that clearly related to and were directly identifiable with the development and construction of the Hotel were considered project costs, and were capitalized into fixed assets. Interest, property taxes, and insurance costs were capitalized while development and construction was in progress, approximately through September 2009. The Hotel development stage ended upon receipt of a Certificate of Occupancy. At the end of the development stage all specific and allocable costs incurred to construct the Hotel were allocated amongst the building, furniture and fixtures, other property and land.

The Partnership incurred interest costs of $456,700 during the design and construction phase through September 2009 which was capitalized into fixed assets. No interest was capitalized into fixed assets during the year ended December 31, 2015.

Accounts Receivable and Allowance for Doubtful Accounts – The Partnership’s receivables are amounts due from guests currently occupying rooms in the Hotel at December 31, 2015 as well as the accounts of non-registered guests. The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers specific customer accounts, customer credit-worthiness, past transaction history, current economic industry trends, and changes in customer payment terms when determining collectability.

Inventories – Food and beverage inventory is stated at cost.

Property and Equipment – The capitalized costs associated with property and equipment for the Hotel are depreciated using the straight line method over the estimated useful life of the asset. When an asset was sold, retired, or otherwise disposed of, cost and related accumulated depreciation were removed from the accounts and any resulting gain or loss was included in current operations. Repairs and maintenance were charged to expense as incurred and expenditures for renewals and betterments were capitalized.

6

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets – The Partnership incurred certain costs specifically and directly associated with the Hotel’s operations including franchise fees and licenses. They are amortized on a straight-line basis over 15 years beginning September 2009. The Company’s future cash flows are not materially impacted by its ability to extend or renew agreements related to its amortizable intangible assets.

Financing Costs - The Partnership incurred certain costs specifically and directly associated with obtaining financing or financing commitments from construction lenders. These costs included such items as legal fees, commitment fees, loan application fees, mortgage banking fees, mortgagee’s title insurance, survey fees, and guaranty fees. The financing costs that were allocable to the construction loan are deferred and expensed as the construction loan is paid.

Revenue Recognition – Revenues are derived primarily from room rentals and food and beverage sales. Revenue is recognized when rooms are occupied and services have been rendered.

Business Interruption Insurance – In November 2014, the Company suffered property damage and business interruption due to a fire. As a result, the Company has also been awarded $227,300 for business interruption insurance claims, which is reported as a separate line item in the statement of activities.

2015 Federal Income Tax – The Partnership files Form 1065, U.S. Partnership Return of Income which is due on or before April 15 of each year, unless. All income or loss of the Partnership is passed through to the partners. The partners report their respective percentage of any income or loss on their respective federal income tax or information returns. Management has analyzed the tax positions taken by the Partnership, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Partnership believes it is no longer subject to income tax examinations for years prior to 2012.

Advertising – Advertising expense was charged directly to expense as incurred by the Partnership.

2.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Building	$15,267,217
Building improvements	3,515,360
Furniture & fixtures	2,441,935

21,224,512
Accumulated depreciation	(6,492,527)

$14,731,985

Total depreciation expense for the year ended December 31, 2015 was $1,024,655.

7

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

3.	INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2015:

2015
Financing costs	607,483
Franchise fees	60,000
Liquor license	14,606

682,089
Accumulated amortization	(410,762)

$271,327

Total amortization expense for the year ended December 31, 2015 was $65,722. Estimated amortization expense at December 31, 2015 for each of the five succeeding years is as follows:

2016	$65,722
2017	65,722
2018	65,722
2019	50,538
2020	4,974

Total	$252,678

4.	PROMISSORY NOTE

On January 30, 2008, the Partnership signed a promissory note agreement to borrow up to $23,402,000 from the American National Insurance Company. The loan is secured by a line of credit mortgage, security agreement, financing agreement and a fixture filing. The initial phase of the loan, the “Construction and Interest Only Phase”, was effective January 30, 2008 through April 30, 2010 during which monthly interest payments paid in arrears are calculated using a 365- day year at a rate of 6.38% per annum. All other interest related to the agreement is calculated using a 360- day year. Subsequent to the Construction and Interest Only Phase, equal monthly payments of $138,492 including principal and interest are due at a rate of 6.38% per annum through April 2019. The note matures on May 1, 2019, when a final balloon payment of $17,194,154 is due. As of December 31, 2015, the promissory note balance was $18,886,402.

Aggregate maturities required on the promissory note at December 31, 2015 are as follows:

Year ending December 31,

2016	$470,549
2017	501,463
2018	534,409
2019	17,379,981

Total	$18,886,402

8

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

5.	PARTNER DEFICIT LOANS

The Partnership borrowed funds from certain partners for operation, construction and design costs. The loans were unsecured and bore interest compounded annually at 14%. Interest and principal were due as funds become available, therefore, the debt was considered long-term. The total balance outstanding on partner deficit loans was $431,181 as of December 31, 2015. As of December 31, 2015, the cumulative amount of interest owed on the partner deficit loans totaled $473,905.

6.	COMMITMENTS AND CONTINGENCIES

Deposit Accounts – The Partnership maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. The General Partner believes that the Partnership is not exposed to any significant risk of loss on cash and cash equivalents. As of December 31, 2015, the uninsured balance was $9,437.

Limited Partnership Agreement – The limited partnership agreement (“Agreement”) calls for certain fees, reimbursements, and other compensation to be paid to the General Partner and its affiliates. The terms of these commitments are described in the section titled Related Party Transactions of these footnotes.

7.	PARTNERS’ CAPITAL

The Partnership is organized as a Texas limited partnership. Under the terms of the Agreement, the General Partner and the Limited Partners shall each have a capital account to which income, gains, and losses are allocated pursuant to Section 5.2 of the Agreement, and cash distributions from operations shall be made pursuant to Section 5.1 of the Agreement. Capital accounts are maintained in accordance with Treasury Regulations Section 1.704, and Section 5.4 of the Agreement.

Profit and Loss Allocations – Profits of the Partnership shall be allocated to the Partners in the following priority: (i) in proportion to, and to the extent of, the allocated income and gains equals the cumulative losses allocated to the General Partner; (ii) in proportion to, and to the extent of, the allocated income and gains equals the cumulative losses allocated to the other Partners; (iii) in proportion to cause the cumulative amount of income and gains allocated to each partner to equal cumulative distributions made to each partner on account of the Preferred Return; (iv) in proportion to the amounts necessary to cause the excess of the cumulative amount of income and gain allocated to each Partner over the cumulative losses allocated to each Partner to equal the cumulative additions to each Partner’ Return Arrearage Account until such amounts are equivalent; and (v) thereafter, 30% to the General Partner and 70% to the Limited Partners.

Losses of the Partnership shall be allocated to the Partners in the following priority: (i) in proportion to, and to the extent of, their cumulative income and gain allocations; (ii) in proportion to, and to the extent of, their Capital Contributions; (iii) any allocations of losses that would cause a Limited Partner to have an Adjusted Capital Account Deficit will be allocated to the General Partner instead.

Distributions of Cash Flow – The Partnership Agreement (including all amendments thereto) calls for cash distributions, when paid, to be made to the Partners in the following priority: (i) to the extent of the Partners cumulative principal and accrued interest on deficit loans; (ii) in proportion and to the extent of their cumulative Preferred Return for the then current fiscal year; (iii) in proportion to and to the extent of their

9

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

7.	PARTNERS’ CAPITAL (continued)

respective Return Arrearage Accounts; (iv) 10% to the General Partner and 90% to the Limited Partners until each Partners’ Unrecovered Capital Account has been reduced to zero; and (v) thereafter 30% to the General Partner and 70% to the Limited Partners.

Unrecovered Capital Contributions and Preferred Return – A Preferred Return is the cumulative return on Unrecovered Capital Contributions of the Partner calculated rate of 10% per year cumulatively compounded annually. Unrecovered Capital Contributions consists of the Partner’s Initial Capital Contribution and Supplemental Capital Contributions reduced by cumulative distributions as further defined by the Agreement.

8.	RELATED PARTY TRANSACTIONS

The Partnership is authorized by the Agreement to pay certain fees and reimbursements to the General Partner. These fees and reimbursements are described in Section 4.8 of the Agreement regarding Compensation of the General Partner.

Pursuant to the Agreement, the General Partner was to be paid a fee of $2,500 per month for administration services performed for the Partnership beginning upon construction commencement and through the term of the Agreement. In addition, the General Partner shall be reimbursed for any reasonable and direct expenses in connection with the management and operation of the Partnership, specifically excluding indirect costs such as staff salaries and occupancy costs. On August 23, 2016, the General Partner waived their right to collect the fee from inception forward.

Pursuant to the Agreement, an Affiliate of the General Partner, shall earn a development fee of $1,083,000 pursuant to a development agreement with the Partnership to provide management, oversight, implementation and construction of the Facility as defined in the Agreement. The development fees were reduced to $983,000 as the result of a separate agreement with the Affiliate of the General Partner.

Pursuant to the Agreement, the General Partner and any owner of the General Partner will be entitled to a guarantee fee if a guarantee is required by the construction loan lender. The fee is equal to 1.00% per annum of the outstanding principal amount guaranteed. As of December 31, 2015, the accrued guaranty fee was $368,474.

Pursuant to the Agreement, an Affiliate of the General Partner will manage the Facility and its ongoing operations pursuant to a management agreement and shall receive 3% of gross revenue from Facility operations and an incentive fee of 7% of Cash Flow as defined in the management agreement. For the year ended December 31, 2015, management fee expense was $188,867.

Pursuant to the Agreement, an Affiliate of the General Partner will provide purchasing, freight management, installation, supervision and accounting services in connection with the furniture, fixtures and equipment to be procured in connection the Facility pursuant to a purchasing agent agreement with the Partnership for which the Affiliate will receive 5% of the actual costs of the purchases or $150,000, whichever is greater. No fees were earned in 2015.

10

LEAWOOD ADP, LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015

9.	SUBSEQUENT EVENTS

The Partnership has evaluated the potential subsequent events through the opinion date of these financial statements, which is the date the financial statements were available to be issued, noting the events above. Any events occurring after this date have not been factored into the financial statements being presented.

11

CVH SOUTHAVEN, LLC

Financial Statements

December 31, 2016

CVH SOUTHAVEN, LLC

December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To the Members

CVH SOUTHAVEN, LLC

We have audited the accompanying financial statements of CVH SOUTHAVEN, LLC (a Mississippi limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVH SOUTHAVEN, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

(signed) Pannell Kerr Forster

February 27, 2017

CVH SOUTHAVEN, LLC

Balance Sheets

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$345,302	$283,392
Reserve and escrow accounts	851,838	713,591
Accounts receivable	32,304	43,026
Prepaid expenses and other current assets	20,673	38,974

Total current assets	1,250,117	1,078,983

Property and equipment
Land	700,243	700,243
Buildings and improvements	6,354,025	6,354,025
Furniture, fixtures, and equipment	2,788,289	2,788,289
Vehicles	43,869	43,869

	9,886,426	9,886,426
Less accumulated depreciation	(1,829,466)	(1,291,336)

Property and equipment, net	8,056,960	8,595,090

Other assets, net of accumulated amortization	56,338	42,857

Total assets	$9,363,415	$9,716,930

Liabilities and Members’ Equity
Current liabilities
Current maturities of note payable	$163,208	$154,737
Accounts payable	53,906	54,614
Accrued expenses and other liabilities	233,575	233,461

Total current liabilities	450,689	442,812

Note payable, net of current maturities	8,855,102	9,002,485

Total liabilities	9,305,791	9,445,297

Commitments and contingencies	—	—
Members’ equity	57,624	271,633

Total liabilities and members’ equity	$9,363,415	$9,716,930

See accompanying notes to financial statements and independent auditors’ report.	2

CVH SOUTHAVEN, LLC

Statements of Operations

	Year Ended December 31,
	2016	2015
Revenues
Rooms	$4,053,058	$3,776,562
Other	48,289	49,435

Total revenues	4,101,347	3,825,997

Costs and expenses
Rooms	796,702	774,418
General administrative	256,342	234,528
Advertising and marketing	514,248	412,430
Repairs and maintenance	108,660	113,490
Utilities	106,569	119,207
Property taxes and insurance	175,065	178,654
Management fee and owners’ expense	258,515	232,869
Information and telecommunication systems	53,363	58,612
Other expenses	13,960	16,425

Total costs and expenses	2,283,424	2,140,633

Operating income	1,817,923	1,685,364

Interest expense	441,421	447,206
Depreciation and amortization	540,511	573,004

Net income	$835,991	$665,154

See accompanying notes to financial statements and independent auditors’ report.	3

CVH SOUTHAVEN, LLC

Statements of Members’ Equity

Years Ended December 31, 2016 and 2015

Balance, December 31, 2014	$556,479
Distribution	(950,000)
Net income	665,154

Balance, December 31, 2015	271,633
Distribution	(1,050,000)
Net income	835,991

Balance, December 31, 2016	$57,624

See accompanying notes to financial statements and independent auditors’ report.	4

CVH SOUTHAVEN, LLC

Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$835,991	$665,154
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	538,130	570,623
Amortization of deferred financing costs	15,805	15,804
Amortization of deferred franchise fees	2,381	2,381
Changes in operating assets and liabilities:
Reserve and escrow accounts	(138,247)	(139,671)
Accounts receivable	10,722	13,130
Prepaid expenses and other current assets	18,301	(2,985)
Other assets	(15,862)	—
Accounts payable	(708)	17,659
Accrued expenses and other liabilities	114	(59,705)

Net cash provided by operating activities	1,266,627	1,082,390

Cash flows from financing activities
Distribution to members	(1,050,000)	(950,000)
Payments of note payable	(154,717)	(148,932)

Net cash used in financing activities	(1,204,717)	(1,098,932)

Net increase (decrease) in cash and cash equivalents	61,910	(16,542)
Cash and equivalents at beginning of year	283,392	299,934

Cash and equivalents at end of year	$345,302	$283,392

Supplemental disclosure of cash flow information:
Cash paid for interest	$425,616	$431,402

See accompanying notes to financial statements and independent auditors’ report.	5

CVH SOUTHAVEN, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies

Description of business

CVH SOUTHAVEN, LLC (“the Company”) is a Mississippi limited liability company, incorporated in June 2012. The Company was formed to develop, own and operate a hotel in Southaven, Mississippi consisting of 105 guest rooms and related amenities and facilities. The hotel opened September 17, 2013.

Cash equivalents and reserved cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Escrow deposits represent cash escrowed to be used for future improvements to the property and for property tax payments.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method based upon the estimated useful lives of the assets as follows:

Land improvements	39 years
Buildings and improvements	4-39 years
Furniture, fixtures and equipment	3-15 years

Improvements that extend the life of the asset are capitalized. Maintenance and repairs are charged to expense as incurred.

The Company reviews its properties whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through operations. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. The Company does not believe that any such changes have occurred and as such there were no impairment losses recorded in 2016 or 2015.

Accounts receivable

Accounts receivable consist of unbilled hotel guest charges for guests staying at the hotel at year-end and corporate account customer charges from various times throughout the year. The Company estimates an allowance for doubtful accounts based on historical activity, with no allowance deemed necessary as of December 31, 2016 and 2015.

Other assets

Other assets include deferred franchise fees and utility deposits. Deferred franchise fees represent the initial fees to obtain the right to operate the hotel under the Home2 Suites name. Deferred franchise fees are amortized on a straight-line basis from the date the hotel opened for business through the expiration date of the franchise agreement.

6

CVH SOUTHAVEN, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

Deferred financing costs

Deferred financing costs are those costs incurred in connection with obtaining a note payable and are amortized to interest expense, on a straight-line basis, which approximates the interest method, over the term of the note payable. Deferred financing costs are presented as a direct deduction from the carrying value of the associated note payable.

Income taxes

The Company is organized as a limited liability company and therefore, income and losses are reported in the tax returns of the Members.

The Company recognizes in the financial statements the impact of an uncertain tax position only if that position is more likely than not of being sustained upon examination by the taxing authority. Should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the Members for their share of such adjustments.

Revenue recognition

Revenues are recognized when services have been performed, generally at the time of the hotel stay or at the point of sale.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $128,514 and $118,648 for the years ended December 31, 2016 and 2015, respectively, which were included in advertising and marketing on the accompanying statements of operations.

Concentrations of credit risk

The Company operates one hotel. Future operations could be affected by economic or other conditions in its geographical area or by changes in the travel and tourism industry.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company maintains cash accounts in major U.S. financial institutions. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with such cash balances. Any losses incurred in connection with accounts receivable are immaterial and considered a normal cost of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7

CVH SOUTHAVEN, LLC

Notes to Financial Statements

December 31, 2016

Note 2—Note Payable to Financial Institution

Effective July 18, 2014, the Company refinanced a promissory note with a financial institution for $9,500,000. Principal and interest payments are due in monthly installments of $48,361 beginning September, 2014 through maturity. The outstanding principal balance and all accrued but unpaid interest are due on the maturity date of August 1, 2024. Interest accrues at a fixed rate of 4.54% per annum. The note is secured by certain property and members’ guarantees. Per the terms of the note, the Company is required to meet a debt service ratio at the end of each calendar quarter. The Company was in compliance at December 31, 2016 and 2015.

In connection with the note payable, the Company incurred deferred financing costs of $158,043 during the year ended December 31, 2014. The Company recorded $15,805 and $15,804, of interest expense related to the deferred financing costs on the note payable for the years ended December 31, 2016 and 2015, respectively.

Long-term debt at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Note payable to financial institution	$9,137,394	$9,292,111
Less: unamortized debt financing cost	(119,084)	(134,889)

Note payable, less unamortized debt financing cost	9,018,310	9,157,222
Less: current maturities	(163,208)	(154,737)

Note payable, less current maturities	$8,855,102	$9,002,485

The following is a schedule by year of maturities of the note payable as of December 31, 2016.

Year Ended December 31,
2017	$163,208
2018	170,896
2019	178,930
2020	186,221
2021	196,098
Thereafter	8,242,041

Total	$9,137,394

Note 3—Related Party Transactions

During the years ended December 31, 2016 and 2015, the Company incurred $204,922 and $191,215, respectively, in management fees, to a related party for hotel management functions. The management fee is calculated based on 4% of gross revenue plus an incentive management fee of 1% after a preferred return to investors.

8

CVH SOUTHAVEN, LLC

Notes to Financial Statements

December 31, 2016

Note 3—Related Party Transactions (continued)

During the years ended December 31, 2016 and 2015, the Company incurred $40,984 and $38,246, respectively, in administrative fees, to a related party. The administrative fees are calculated based on 1% of gross revenue.

Note 4—Subsequent Events

Subsequent to year end, the Company received a letter of intent for purchase from a public company. The purchase and sales agreement were dated January 23, 2017 at a purchase price of $19,000,000. There is a due diligence period of 45 days with closing set to occur 30 days after the due diligence period.

The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued and has determined that there are no other items that require disclosure.

9

EASTVHR HS ROUND ROCK, LLC

Financial Statements

December 31, 2016

EASTVHR HS ROUND ROCK, LLC

December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To the Members

EASTVHR HS ROUND ROCK, LLC

We have audited the accompanying financial statements of EASTVHR HS ROUND ROCK, LLC (a Texas limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EASTVHR HS ROUND ROCK, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

(signed) Pannell Kerr Forster

February 27, 2017

EASTVHR HS ROUND ROCK, LLC

Balance Sheets

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$368,865	$220,199
Reserve and escrow accounts	324,504	149,752
Accounts receivable	10,754	10,689
Prepaid expenses and other current assets	11,829	7,471

Total current assets	715,952	388,111

Property and equipment
Land and improvements	1,080,839	1,080,839
Buildings and improvements	6,696,396	6,693,504
Furniture, fixtures, and equipment	2,991,311	2,991,224

	10,768,546	10,765,567
Less accumulated depreciation	(1,161,467)	(527,821)

Property and equipment, net	9,607,079	10,237,746

Deferred franchise fees, net of accumulated amortization	42,122	44,394

Total assets	$10,365,153	$10,670,251

Liabilities and Members’ Equity
Current liabilities
Current maturities of note payable	$218,295	$144,862
Accounts payable	28,091	23,823
Accrued expenses and other liabilities	279,407	186,827

Total current liabilities	525,793	355,512

Note payable, net of current maturities	8,510,429	8,711,898

Total liabilities	9,036,222	9,067,410

Commitments and contingencies	—	—
Members’ equity	1,328,931	1,602,841

Total liabilities and members’ equity	$10,365,153	$10,670,251

See accompanying notes to financial statements and independent auditors’ report.	2

EASTVHR HS ROUND ROCK, LLC

Statements of Operations

	Year Ended December 31,
	2016	2015
Revenues
Rooms	$3,317,466	$2,412,479
Other	31,433	25,576

Total revenues	3,348,899	2,438,055

Costs and expenses
Rooms	755,073	573,943
General administrative	238,585	184,404
Advertising and marketing	335,517	233,723
Repairs and maintenance	110,324	69,800
Utilities	72,938	53,990
Property taxes and insurance	166,359	264,756
Management fee and owners’ expense	143,748	107,823
Information and telecommunication systems	50,978	41,321
Other expenses	11,453	9,672

Total costs and expenses	1,884,975	1,539,432

Operating income	1,463,924	898,623

Interest expense	401,917	307,771
Depreciation and amortization	635,917	530,094

Net income	$426,090	$60,758

See accompanying notes to financial statements and independent auditors’ report.	3

EASTVHR HS ROUND ROCK, LLC

Statements of Members’ Equity

Years Ended December 31, 2016 and 2015

Balance, December 31, 2014	$2,292,083
Distribution	(750,000)
Net income	60,758

Balance, December 31, 2015	1,602,841
Distribution	(700,000)
Net income	426,090

Balance, December 31, 2016	$1,328,931

See accompanying notes to financial statements and independent auditors’ report.	4

EASTVHR HS ROUND ROCK, LLC

Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$426,090	$60,758
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	633,645	527,821
Amortization of deferred franchise fees	2,272	2,273
Changes in operating assets and liabilities:
Reserve and escrow accounts	(174,752)	(149,752)
Accounts receivable	(65)	(10,689)
Prepaid expenses and other current assets	(4,358)	(7,471)
Accounts payable	4,268	(13,032)
Due to affiliates	—	(10,000)
Accrued expenses and other liabilities	92,580	167,445

Net cash provided by operating activities	979,680	567,353

Cash flows from investing activities
Purchase of property and equipment	(2,978)	(3,711,665)

Net cash used in investing activities	(2,978)	(3,711,665)

Cash flows from financing activities
Distribution to members	(700,000)	(750,000)
Payments of note payable	(128,036)	—
Proceeds from note payable	—	4,094,877

Net cash provided by (used in) financing activities	(828,036)	3,344,877

Net increase in cash and cash equivalents	148,666	200,565
Cash and equivalents at beginning of year	220,199	19,634

Cash and equivalents at end of year	$368,865	$220,199

Supplemental disclosure of cash flow information:
Cash paid for interest	$369,184	$307,771

Cash paid for taxes	$8,067	$—

See accompanying notes to financial statements and independent auditors’ report.	5

EASTVHR HS ROUND ROCK, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies

Description of business

EASTVHR HS ROUND ROCK, LLC (“the Company”) is a Texas limited liability company, incorporated in September 2013. The Company was formed to develop, own and operate a hotel in Round Rock, Texas consisting of 91 guest rooms and related amenities and facilities. The hotel opened March 12, 2015.

Cash equivalents and reserved cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Escrow deposits represent cash escrowed to be used for future improvements to the property and for property tax payments.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method based upon the estimated useful lives of the assets as follows:

Land improvements	39 years
Buildings and improvements	4-39 years
Furniture, fixtures and equipment	3-15 years

Improvements that extend the life of the asset are capitalized. Maintenance and repairs are charged to expense as incurred.

The Company reviews its properties whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through operations. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. The Company does not believe that any such changes have occurred and as such there were no impairment losses recorded in 2016 or 2015.

Accounts receivable

Accounts receivable consist of unbilled hotel guest charges for guests staying at the hotel at year-end and corporate account customer charges from various times throughout the year. The Company estimates an allowance for doubtful accounts based on historical activity, with no allowance deemed necessary as of December 31, 2016 and 2015.

Deferred franchise fees

Deferred franchise fees represent the initial fees to obtain the right to operate the hotel under the Home2 Suites name. Deferred franchise fees are amortized on a straight-line basis from the date the hotel opened for business through the expiration date of the franchise agreement.

6

EASTVHR HS ROUND ROCK, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

Income taxes

The Company is organized as a limited liability company and therefore, income and losses are reported in the tax returns of the Members.

The Company is subject to Texas state margin tax, and accordingly, the financial statements as of December 31, 2016 and 2016 include a tax provision for Texas state margin tax of $14,070 and $11,085, respectively.

The Company recognizes in the financial statements the impact of an uncertain tax position only if that position is more likely than not of being sustained upon examination by the taxing authority. Should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the Members for their share of such adjustments.

Revenue recognition

Revenues are recognized when services have been performed, generally at the time of the hotel stay or at the point of sale.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $103,672 and $75,203 for the years ended December 31, 2016 and 2015, respectively, which was included in advertising and marketing on the accompanying statements of operations.

Concentrations of credit risk

The Company operates one hotel. Future operations could be affected by economic or other conditions in its geographical area or by changes in the travel and tourism industry.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company maintains cash accounts in major U.S. financial institutions. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with such cash balances. Any losses incurred in connection with accounts receivable are immaterial and considered a normal cost of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7

EASTVHR HS ROUND ROCK, LLC

Notes to Financial Statements

December 31, 2016

Note 2—Note Payable to Financial Institution

Effective March 31, 2014, the Company entered into a promissory note with a financial institution that allows for draws up to $9,235,450. The note was originally set to mature on March 31, 2015 with interest only payments. On March 31, 2015, the note was extended to March 31, 2019 with interest only payments through March 31, 2016. Principal and interest payments are due in monthly installments of $49,559 beginning April 31, 2016 through maturity. The outstanding principal balance and all accrued but unpaid interest are due at maturity. Interest accrues at a fixed rate of 4.5% per annum. The note is secured by certain property and members’ guarantees. Per the terms of the note, the Company is required to meet a debt service coverage ratio at the end of each calendar quarter. The terms of the debt service coverage ratio became effective during 2016. The Company was in compliance as of December 31, 2016.

The following is a schedule by year of maturities of the note payable as of December 31, 2016.

Year Ended December 31,
2017	$218,295
2018	210,855
2019	8,299,574

Total	$8,728,724

Note 3—Related Party Transactions

For the years ended December 31, 2016 and 2015, the Company incurred $133,840 and $97,424, respectively, in management fees, to a related party for hotel management functions. The management fee is calculated based on 4% of gross revenue.

Note 4—Subsequent Events

Subsequent to year end, the Company received a letter of intent for purchase from a public company. The purchase and sales agreement were dated January 23, 2017 at a purchase price of $16,750,000. There is a due diligence period of 45 days with closing set to occur 30 days after the due diligence period.

The Company has evaluated subsequent events as of February 27, 2017, which is the date the financial statements were available to be issued and has determined that there are no other items that require disclosure.

8

CVH LEXINGTON, LLC

Financial Statements

December 31, 2016

CVH LEXINGTON, LLC

December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To the Members

CVH LEXINGTON, LLC

We have audited the accompanying financial statements of CVH LEXINGTON, LLC (a Tennessee limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVH LEXINGTON, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

(signed) Pannell Kerr Forster

February 27, 2017

CVH LEXINGTON, LLC

Balance Sheets

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$441,602	$276,039
Reserve and escrow accounts	205,617	59,491
Accounts receivable	14,603	15,344
Prepaid expenses and other current assets	67,319	30,516

Total current assets	729,141	381,390

Property and equipment
Land and improvements	1,251,003	1,251,003
Buildings and improvements	6,721,596	6,689,638
Furniture, fixtures, and equipment	3,356,109	3,354,057
Construction in process	—	32,396

	11,328,708	11,327,094
Less accumulated depreciation	(1,073,550)	(427,771)

Property and equipment, net	10,255,158	10,899,323

Deferred franchise fees, net of accumulated amortization	45,417	47,917

Total assets	$11,029,716	$11,328,630

Liabilities and Members’ Equity
Current liabilities
Current maturities of note payable	$207,000	$155,250
Accounts payable	35,563	65,534
Accrued expenses and other liabilities	95,727	95,146

Total current liabilities	338,290	315,930

Note payable, net of current maturities	8,593,308	8,537,200

Total liabilities	8,931,598	8,853,130

Commitments and contingencies	—	—
Members’ equity	2,098,118	2,475,500

Total liabilities and members’ equity	$11,029,716	$11,328,630

See accompanying notes to financial statements and independent auditors’ report.	2

CVH LEXINGTON, LLC

Statements of Operations

	Year Ended December 31,
	2016	2015
Revenues
Rooms	$3,321,602	$1,908,254
Other	42,778	22,063

Total revenues	3,364,380	1,930,317

Costs and expenses
Rooms	761,126	405,924
General administrative	283,831	146,564
Advertising and marketing	434,677	223,727
Repairs and maintenance	107,222	31,695
Utilities	111,023	69,256
Property taxes and insurance	116,468	184,970
Management fee and owners’ expense	217,121	119,940
Information and telecommunication systems	53,502	34,456
Other expenses	25,668	15,844

Total costs and expenses	2,110,638	1,232,376

Operating income	1,253,742	697,941

Interest expense	382,845	237,533
Depreciation and amortization	648,279	429,854

Net income	$222,618	$30,554

See accompanying notes to financial statements and independent auditors’ report.	3

CVH LEXINGTON, LLC

Statements of Members’ Equity

Years Ended December 31, 2016 and 2015

Balance, December 31, 2014	$2,794,946
Distribution	(350,000)
Net income	30,554

Balance, December 31, 2015	2,475,500
Distribution	(600,000)
Net income	222,618

Balance, December 31, 2016	$2,098,118

See accompanying notes to financial statements and independent auditors’ report.	4

CVH LEXINGTON, LLC

Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$222,618	$30,554
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	645,779	427,771
Amortization of deferred financing costs	21,226	21,225
Amortization of deferred franchise fees	2,500	2,083
Changes in operating assets and liabilities:
Reserve and escrow accounts	(146,126)	(59,491)
Accounts receivable	741	(15,344)
Prepaid expenses and other current assets	(36,803)	(30,516)
Accounts payable	(29,971)	(1,031,670)
Due to affiliates	—	(100,000)
Accrued expenses and other liabilities	581	(542,257)

Net cash provided by (used in) operating activities	680,545	(1,297,645)

Cash flows from investing activities
Purchase of property and equipment	(1,614)	(4,055,412)

Net cash used in investing activities	(1,614)	(4,055,412)

Cash flows from financing activities
Distribution to members	(600,000)	(350,000)
Payments of note payable	(155,250)	—
Proceeds from note payable	241,882	5,920,071

Net cash provided by (used in) financing activities	(513,368)	5,570,071

Net increase in cash and cash equivalents	165,563	217,014
Cash and equivalents at beginning of year	276,039	59,025

Cash and equivalents at end of year	$441,602	$276,039

Supplemental disclosure of cash flow information:
Cash paid for interest	$390,460	$186,128

See accompanying notes to financial statements and independent auditors’ report.	5

CVH LEXINGTON, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies

Description of business

CVH LEXINGTON, LLC (“the Company”) is a Tennessee limited liability company, incorporated in July 2013. The Company was formed to develop, own and operate a hotel in Lexington, Kentucky, consisting of 103 guest rooms and related amenities and facilities. The hotel opened May 13, 2015.

Cash equivalents and reserved cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Escrow deposits represent cash escrowed to be used for future improvements to the property and for property tax payments.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method based upon the estimated useful lives of the assets as follows:

Land improvements	39 years
Buildings and improvements	4-39 years
Furniture, fixtures and equipment	3-15 years

Improvements that extend the life of the asset are capitalized. Maintenance and repairs are charged to expense as incurred.

The Company reviews its properties whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through operations. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. The Company does not believe that any such changes have occurred and as such there were no impairment losses recorded in 2016 or 2015.

Accounts receivable

Accounts receivable consist of unbilled hotel guest charges for guests staying at the hotel at year-end and corporate account customer charges from various times throughout the year. The Company estimates an allowance for doubtful accounts based on historical activity, with no allowance deemed necessary as of December 31, 2016 and 2015.

Deferred franchise fees

Deferred franchise fees represent the initial fees to obtain the right to operate the hotel under the Home2 Suites name. Deferred franchise fees are amortized on a straight-line basis from the date the hotel opened for business through the expiration date of the franchise agreement.

6

CVH LEXINGTON, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

Deferred financing costs

Deferred financing costs are those costs incurred in connection with obtaining a note payable and are amortized to interest expense, on a straight-line basis, which approximates the interest method, over the term of the note payable. Deferred financing costs are presented as a direct deduction from the carrying value of the associated note payable.

Income taxes

The Company is organized as a limited liability company and therefore, income and losses are reported in the tax returns of the Members.

The Company recognizes in the financial statements the impact of an uncertain tax position only if that position is more likely than not of being sustained upon examination by the taxing authority. Should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the Members for their share of such adjustments.

Revenue recognition

Revenues are recognized when services have been performed, generally at the time of the hotel stay or at the point of sale.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $126,567 and $71,969 for the years ended December 31, 2016 and 2015, respectively, which was included in advertising and marketing on the accompanying statements of operations.

Concentrations of credit risk

The Company operates one hotel. Future operations could be affected by economic or other conditions in its geographical area or by changes in the travel and tourism industry.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company maintains cash accounts in major U.S. financial institutions. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with such cash balances. Any losses incurred in connection with accounts receivable are immaterial and considered a normal cost of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

7

CVH LEXINGTON, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Note Payable to Financial Institution

Effective November 29, 2013, the Company entered into a promissory note with a financial institution that allows for draws up to $9,500,000. Interest only monthly payments commenced on January 1, 2015. Fixed principal payments of $17,250 plus accrued interest commenced on May 1, 2016 and will continue through maturity. The outstanding principal balance and all accrued but unpaid interest is due at maturity on November 29, 2018. Interest accrues at .50% over the prime rate as stated in the Wall Street Journal per annum. Interest will accrue at a rate of no less than 3.95% per annum. The note is secured by certain property and members’ guarantees. The Company is required to meet a debt service coverage ratio beginning March 1, 2017.

During the year ended December 31, 2015, the Company capitalized $89,565 of interest on the note related to the construction of the hotel.

In connection with the note payable, the Company incurred deferred financing costs of $106,126. The Company recorded $21,226 and $21,225 of interest expense related to the deferred financing costs on the note payable for the year ended December 31, 2016 and 2015, respectively.

Long-term debt at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Note payable to financial institution	$8,840,989	$8,754,357
Less: unamortized debt financing cost	(40,681)	(61,907)

Note payable, less unamortized debt financing cost	8,800,308	8,692,450
Less: current maturities	(207,000)	(155,250)

Note payable, less current maturities	$8,593,308	$8,537,200

The following is a schedule by year of maturities of the note payable as of December 31, 2016.

Year Ended December 31,
2017	$207,000
2018	8,633,989

Total	$8,840,989

Note 3—Related Party Transactions

During the years ended December 31, 2016 and 2015, the Company incurred $168,097 and $96,485, respectively, in management fees, to a related party for hotel management functions. The management fee is calculated based on 4% of gross revenue plus an incentive management fee of 1% of gross revenue after a preferred return to investors.

8

CVH LEXINGTON, LLC

Notes to Financial Statements

December 31, 2016

Note 3—Related Party Transactions (continued)

During the years ended December 31, 2016 and 2015, the Company incurred $36,326 and $19,297, respectively, in administration fees, to a related party. The administration fee is based on 1% of gross revenue.

During the year ended December 31, 2015, the Company paid $161,111 to related parties for development fees related to the construction of the hotel. No such fees were incurred during the year ended December 31, 2016.

Note 4—Subsequent Events

Subsequent to year end, the Company received a letter of intent for purchase from a public company. The purchase and sales agreement were dated January 23, 2017 at a purchase price of $16,500,000. There is a due diligence period of 45 days with closing set to occur 30 days after the due diligence period.

The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were available to be issued and has determined that there are no other items that require disclosure.

9

VHRMR TALL, LLC

Financial Statements

December 31, 2016

VHRMR TALL, LLC

December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To the Members

VHRMR TALL, LLC

We have audited the accompanying financial statements of VHRMR TALL, LLC (a Florida limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VHRMR TALL, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

(signed) Pannell Kerr Forster

February 27, 2017

VHRMR TALL, LLC

Balance Sheets

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$595,554	$155,013
Reserve and escrow accounts	221,049	54,847
Accounts receivable	130,858	33,887
Prepaid expenses and other current assets	29,071	62,691

Total current assets	976,532	306,438

Property and equipment
Land and improvements	1,801,071	1,801,071
Buildings and improvements	8,466,681	8,421,743
Furniture, fixtures, and equipment	4,219,266	4,194,144

	14,487,018	14,416,958
Less accumulated depreciation	(983,851)	(137,555)

Property and equipment, net	13,503,167	14,279,403

Other assets, net of accumulated amortization	103,166	49,595

Total assets	$14,582,865	$14,635,436

Liabilities and Members’ Equity
Current liabilities
Current maturities of note payable	$204,279	$—
Accounts payable	70,366	91,202
Due to affiliates	—	70,000
Accrued expenses and other liabilities	169,143	70,992

Total current liabilities	443,788	232,194

Note payable, net of current maturities	11,159,799	10,821,596

Total liabilities	11,603,587	11,053,790

Commitments and contingencies	—	—
Members’ equity	2,979,278	3,581,646

Total liabilities and members’ equity	$14,582,865	$14,635,436

See accompanying notes to financial statements and independent auditors’ report.	2

VHRMR TALL, LLC

Statements of Operations

	Year Ended December 31,
	2016	2015
Revenues
Rooms	$4,501,338	$364,793
Other	48,368	6,279

Total revenues	4,549,706	371,072

Costs and expenses
Rooms	904,442	111,713
General administrative	284,862	40,429
Advertising and marketing	536,298	49,989
Repairs and maintenance	137,515	11,156
Utilities	135,743	19,352
Property taxes and insurance	218,816	231,840
Management fee and owners’ expense	246,544	16,987
Information and telecommunication systems	62,939	10,994
Other expenses	25,068	5,065

Total costs and expenses	2,552,227	497,525

Operating income (loss)	1,997,479	(126,453)

Interest expense	351,121	80,941
Depreciation and amortization	848,726	137,960

Net income (loss)	$797,632	$(345,354)

See accompanying notes to financial statements and independent auditors’ report.	3

VHRMR TALL, LLC

Statements of Members’ Equity

Years Ended December 31, 2016 and 2015

Balance, December 31, 2014	$1,658,513
Contribution	2,268,487
Net loss	(345,354)

Balance, December 31, 2015	3,581,646
Distribution	(1,400,000)
Net income	797,632

Balance, December 31, 2016	$2,979,278

See accompanying notes to financial statements and independent auditors’ report.	4

VHRMR TALL, LLC

Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income (loss)	$797,632	$(345,354)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	846,297	137,555
Amortization of deferred financing costs	36,693	36,692
Amortization of deferred franchise fees	2,429	405
Changes in operating assets and liabilities:
Reserve and escrow accounts	(166,202)	(54,847)
Accounts receivable	(96,971)	(31,687)
Prepaid expenses and other current assets	33,620	(62,691)
Other assets	(56,000)	—
Accounts payable	(20,836)	85,580
Due to affiliates	(70,000)	70,000
Accrued expenses and other liabilities	98,151	70,992

Net cash provided by (used in) operating activities	1,404,813	(93,355)

Cash flows from investing activities
Purchase of property and equipment	(70,061)	(12,422,267)

Net cash used in investing activities	(70,061)	(12,422,267)

Cash flows from financing activities
Contribution from members	—	1,626,607
Distribution to members	(1,400,000)	—
Proceeds from note payable	505,789	10,968,265

Net cash provided by (used in) financing activities	(894,211)	12,594,872

Net increase in cash and cash equivalents	440,541	79,250
Cash and equivalents at beginning of year	155,013	75,763

Cash and equivalents at end of year	$595,554	$155,013

Supplemental non-cash financing activities:
Contributed capital transferred from debt to equity	$—	$641,880

Supplemental disclosure of cash flow information:
Cash paid for interest	$309,114	$21,315

See accompanying notes to financial statements and independent auditors’ report.	5

VHRMR TALL, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies

Description of business

VHRMR TALL, LLC (“the Company”) is a Florida limited liability company, incorporated in February 2014. The Company was formed to develop, own and operate a hotel in Tallahassee, Florida consisting of 132 guest rooms and related amenities and facilities. The hotel opened October 30, 2015.

Cash equivalents and reserved cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Escrow deposits represent cash escrowed to be used for future improvements to the property and for property tax payments.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method based upon the estimated useful lives of the assets as follows:

Land improvements	39 years
Buildings and improvements	4-39 years
Furniture, fixtures and equipment	3-15 years

Improvements that extend the life of the asset are capitalized. Maintenance and repairs are charged to expense as incurred.

The Company reviews its properties whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through operations. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. The Company does not believe that any such changes have occurred and as such there were no impairment losses recorded in 2016 or 2015.

Accounts receivable

Accounts receivable consist of unbilled hotel guest charges for guests staying at the hotel at year-end and corporate account customer charges from various times throughout the year. The Company estimates an allowance for doubtful accounts based on historical activity, with no allowance deemed necessary as of December 31, 2016 and 2015.

Other assets

Other assets include deferred franchise fees and utility deposits. Deferred franchise fees represent the initial fees to obtain the right to operate the hotel under the Home2 Suites name. Deferred franchise fees are amortized on a straight-line basis from the date the hotel opened for business through the expiration date of the franchise agreement.

6

VHRMR TALL, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

Deferred financing costs

Deferred financing costs are those costs incurred in connection with obtaining a note payable and are amortized to interest expense, on a straight-line basis, which approximates the interest method, over the term of the note payable. Deferred financing costs are presented as a direct deduction from the carrying value of the associated note payable.

Income taxes

The Company is organized as a limited liability company and therefore, income and losses are reported in the tax returns of the Members.

The Company recognizes in the financial statements the impact of an uncertain tax position only if that position is more likely than not of being sustained upon examination by the taxing authority. Should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the Members for their share of such adjustments.

Revenue recognition

Revenues are recognized when services have been performed, generally at the time of the hotel stay or at the point of sale.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $174,145 and $13,017 for the years ended December 31, 2016 and 2015, respectively, which was included in advertising and marketing on the accompanying statements of operations.

Concentrations of credit risk

The Company operates one hotel. Future operations could be affected by economic or other conditions in its geographical area or by changes in the travel and tourism industry.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company maintains cash accounts in major U.S. financial institutions. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with such cash balances. Any losses incurred in connection with accounts receivable are immaterial and considered a normal cost of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

7

VHRMR TALL, LLC

Notes to Financial Statements

December 31, 2016

Note 1—Summary of Significant Accounting Policies (continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Note Payable to Financial Institution

Effective December 29, 2014, the Company entered into a promissory note with a financial institution that allows for draws up to $11,778,000. Interest only monthly payments commenced on February 15, 2015. Fixed principal payments of $18,571 plus accrued interest will commence February 15, 2017 and continue through maturity. The outstanding principal balance and all accrued but unpaid interest are due at maturity on December 29, 2019. Interest accrues at LIBOR plus 2.25% per annum. The note is secured by certain property and members’ guarantees. The note includes a debt service coverage ratio which is required to be met beginning in the 30th month of the agreement, which is June 30th 2017.

In connection with the note payable, the Company incurred deferred financing costs of $183,461. The Company recorded $36,693 and $36,692 of interest expense related to the deferred financing costs on the note payable for the years ended December 31, 2016 and 2015, respectively.

Long-term debt at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Note payable to financial institution	$11,474,154	$10,968,365
Less: unamortized debt financing cost	(110,076)	(146,769)

Note payable, less unamortized debt financing cost	11,364,078	10,821,596
Less: current maturities	(204,279)	—

Note payable, less current maturities	$11,159,799	$10,821,596

The following is a schedule by year of maturities of the note payable as of December 31, 2016.

Year Ended December 31,
2017	$204,279
2018	222,850
2019	11,047,025

Total	$11,474,154

Note 3—Related Party Transactions

During the years ended December 31, 2016 and 2015, the Company incurred $227,052 and $11,132, respectively, in management fees, to a related party for hotel management functions. The management fee is calculated based on 3% of gross revenue plus an incentive management fee of 2% of gross revenue after a preferred return to investors.

8

VHRMR TALL, LLC

Notes to Financial Statements

December 31, 2016

Note 3—Related Party Transactions (continued)

During the year ended December 31, 2015 the Company paid $200,000 to a related party for development fees related to the construction of the hotel. No such fees were incurred as of December 31, 2016.

Note 4—Subsequent Events

Subsequent to year end, the Company received a letter of intent for purchase from a public company. The purchase and sales agreement were dated January 23, 2017 at a purchase price of $21,500,000. There is a due diligence period of 45 days with closing set to occur 30 days after the due diligence period.

The Company has evaluated for subsequent events through February 27, 2017, which is the date the financial statements were available to be issued and has determined that there are no other items that require disclosure.

9

                SHARES

CONDOR HOSPITALITY TRUST, INC.

Common Stock

PROSPECTUS

                    , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.	OTHER EXPENSES ON ISSUANCE AND DISTRIBUTION

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee the NASDAQ listing fee and the FINRA filing fee.

SEC registration fee	$7,553
Accounting fees and expenses	253,000
Legal fees and expenses	250,000
Printing and engraving expenses	200,000
Transfer agent and registrar fees	5,000
Other expenses	284,447

Total	$1,000,000

ITEM 32.	SALES TO SPECIAL PARTIES

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933.

The information set forth in Item 32 above is hereby incorporated herein by reference.

Pursuant to agreements dated July 14, 2015, in connection with the purchase of three hotels, as partial consideration for the purchase price of the hotels, Condor Hospitality Limited Partnership issued, to each of the sellers, limited partnership units with a value of $150,000. On October 1, 2015, 727,273 limited partnership units were issued to PHG San Antonio, LLC. On October 2, 2015, 785,803 limited partnership units were issued to PHG College Park, LLC and 785,803 limited partnership units were issued to PHG Jax Flagler, LLC.

On March 2, 2015, we granted J. William Blackham an equity award of 5,263,152 long-term incentive plan units (“LTIP Units”), representing profit interests in Condor Hospitality Limited Partnership. The LTIP Units are earned in one-third increments upon our common stock achieving price per share milestones of $3.50, $4.50 and $5.50 respectively. Earned LTIP Units vest in March 2018, or earlier upon our change in control, and can be redeemed at the rate of one share of common stock for each eight earned LTIP Units for up to 657,894 shares.

We also granted Mr. Blackham a warrant (“Warrant”) to purchase 657,894 shares of our common stock at (a) $1.52 per share (the adjusted closing bid price of the common stock on Nasdaq on March 2, 2015) if he purchases at least one-third but not more than one-half of the shares on or prior to March 17, 2015, and (b) $1.92 per share for shares purchased after March 17, 2015. The Warrant has a three-year term but will terminate earlier on March 17, 2015 if he does not exercise the Warrant for at least one-third of the shares on or by that date. On March 11, 2015, Mr. Blackham exercised the Warrant to purchase 227,894 shares of our common stock at the price of $1.52 per share. The Warrant remains exercisable for 430,000 shares of our common stock at an exercise price of $1.92 per share.

The LTIP Units and Warrant were granted to Mr. Blackham as an inducement material to Mr. Blackham’s acceptance of employment with the company. All of which were issued in transactions exempt from registration under the Securities Act, in reliance on Section 4(a)(2) thereof, as such securities were not offered to the public in connection with these transactions and the Company did not engage in general solicitation or advertising.

As partial consideration for the purchase price of $22.5 million for a hotel on December 14, 2016, Condor Hospitality Limited Partnership issued to LMZ Ventures Limited, an affiliate of the seller, limited partnership units with a value of $50,000.

On January 23, 2017, we executed an agreement to purchase a portfolio of four Home2 Suites hotels for $73.8 million. The portfolio includes the Home2 Suites Memphis / Southaven, the Home2 Suites Austin / Round Rock, the Home 2 Suites Lexington University / Medical Center (Kentucky), and the Home2 Suites Tallahassee State Capitol. In connection with the agreement to purchase the hotels, if elected by the sellers, partial consideration for the purchase price of the hotels may include up to 800,000 limited partnership units issued by the Condor Hospitality Limited Partnership, having an aggregate dollar value of up to $200,000.

The Condor Hospitality Limited Partnership limited partnership units describe above were issued, or will be issued, in transactions exempt from registration under the Securities Act, in reliance on Section 4(a)(2) thereof, as such issuance of securities will not be made in a public offering, neither the Company or the Condor Hospitality Limited Partnership engaged in general solicitation or advertising, the units were not offered to the public in connection with this transaction, and the investors are all accredited investors.

On January 24, 2017, the Company exchanged 150,540 new warrants (the “New Warrants”) to purchase common stock of the company for 3,750,000 warrants (the “Old Warrants”) held by Real Estate Strategies L.P. (“RES”). The number of New Warrants issued in exchange for the Old Warrants equals the number of shares of common stock issuable upon exercise of the Old Warrants pursuant to a cashless exercise provisions of the Old Warrants. The New Warrants are exercisable for 150,540 shares of common stock, have an exercise price of $.001 for each common share and expire on January 24, 2019. The exchange was conducted in reliance upon an exemption available under Section 3(a)(9) of the Securities Act and also upon the private placement exemption provided by Section 4(2) of the Securities Act. RES is an accredited investor. The Company has not engaged in general solicitation or advertising or offered the New Warrants to the public in connection with the exchange.

All of the foregoing securities were deemed restricted securities for purposes of the Securities Act.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company.

We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

None.

ITEM 36.	FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements. See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B) Exhibits. The attached Exhibit Index is incorporated herein by reference.

ITEM 37.	UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 9th of March, 2017.

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ J. William Blackham
J. William Blackham
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on the 9th day of March, 2017.

Signature	Title

/s/ J. William Blackham	Chief Executive Officer, President and Director
J. William Blackham	(Principal Executive Officer)

/s/ Jonathan J. Gantt	Senior Vice President and Chief Financial Officer
Jonathan J. Gantt	(Principal Financial Officer)

/s/ Arinn A. Cavey	Chief Accounting Officer
Arinn A Cavey	(Principal Accounting Officer)

*	Director
Daphne J. Dufresne

*	Director
Daniel R. Elsztain

*	Director
James H. Friend

*	Director
Jeffrey Giller

*	Director
Donald J. Landry

*	Director
Mark D. Linehan

*	Director
J. Brendan MacDonald

*	Director
John M. Sabin

/s/ J. William Blackham
* As attorney-in-fact

INDEX OF EXHIBITS

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 28, 2016.

3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 19, 2014).

4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement (File No. 333-129736)).

5.1**	Opinion of McGrath North Mullin & Kratz, PC LLO.

8.1**	Opinion of McGrath North Mullin & Kratz, PC LLO with respect to tax matters.

10.1	Third Amended and Restated Agreement of Limited Partnership of Condor Hospitality Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2016).

10.2	Amended and Restated Limited Liability Company Agreement of Spring Street Hotel Property II LLC dated as of August 22, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 22, 2016).

10.3	Limited Liability Company Agreement of Spring Street Hotel OpCo II LLC dated as of August 22, 2016 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 22, 2016).

10.4	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC and Kinseth Hotel Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.5	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC and Strand Development Company, LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.6	Hotel Management Agreement dated June 29, 2016 by and between TRS Leasing, Inc., TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, BMI Alexandria TRS Subsidiary, LLC and Hospitality Management Advisors, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.7	Hotel Management Agreement dated June 29, 2016 by and between SPPR-Dowell TRS Subsidiary, LLC and Cherry Cove Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.8	Hotel Management Agreement dated October 1, 2015 between TRS San Spring, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

Exhibit No.	Description

10.9	Hotel Management Agreement dated October 1, 2015 between TRS Atl Indy, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

10.10	Hotel Management Agreement dated October 1, 2015 between TRS Jax Court, LLC and Peachtree Hospitality Management, LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated October 1, 2015).

10.11	Hotel Management Agreement, dated June 29, 2016, by and between TRS Leasing, Inc., TRS Subsidiary, LLC and K Partners Hospitality Group LP (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 29, 2016).

10.12	Agreement between Spring Street Hotel OpCo LLC and Boast Hotel Management Company LLC dated effective August 19, 2016 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 22, 2016).

10.13	Hotel Management Agreement dated as of December 14, 2016 between TRS KCI Loft, LLC and Presidian Destinations, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 14, 2016).

10.14	Loan Agreement dated October 2, 2015 between Western Alliance Bank and CDOR Atl Indy, LLC and TRS Atl Indy, LLC (incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.15	Loan Agreement dated October 2, 2015 between Western Alliance Bank and CDOR Jax Court, LLC and TRS Jax Court, LLC (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.16	Term Loan Note dated October 2, 2015 by CDOR Atl Indy, LLC and TRS Atl Indy, LLC to the order of Western Alliance Bank (incorporated herein by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.17	Term Loan Note dated October 2, 2015 by CDOR Jax Court, LLC and TRS Jax Court, LLC to the order of Western Alliance Bank (incorporated herein by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.18	Guaranty dated October 2, 2015 by the Company for the benefit of Western Alliance Bank (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.19	Guaranty dated October 2, 2015 by the Company for the benefit of Western Alliance Bank (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended September 30, 2015).

10.20	Loan Agreement dated as of August 22, 2016 between Spring Street Hotel Property LLC, Spring Street Hotel Opco LLC and LoanCore Capital Credit REIT LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 22, 2016).

Exhibit No.	Description

10.21	Guaranty of Recourse Obligations by the Company and Alan Kanders and Raviraj Kiran Dave dated August 22, 2016 in favor of LoanCore Capital Credit REIT LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 22, 2016).

10.22	Loan Agreement dated as of December 14, 2016 among CDOR KCI Loft, LLC, TRS KCI Loft, LLC and Great Western Bank (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 14, 2016).

10.23	Springing Unconditional Guaranty of Payment and Performance dated as of December 14, 2016 by the Company in favor of Great Western Bank (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 14, 2016).

10.24	Limited Guaranty of Payment and Performance dated as of December 14, 2016 by the Company in favor of Great Western Bank (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 14, 2016).

10.25	Credit Agreement dated as of March 1, 2017 by and among Condor Hospitality Limited Partnership, as Borrower, Keybank National Association and the other lenders party thereto, as Lenders, and Keybank National Association, as Agent (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K dated March 1, 2017 (001-34087)).

10.26	Unconditional Guaranty of Payment and Performance dated as of March 1, 2017 by Condor Hospitality REIT Trust, Condor Hospitality Trust, Inc. and the subsidiary guarantors party thereto (incorporated by reference to Exhibit 10.2 filed with the Company’s Form 8-K dated March 1, 2017 (001-34087)).

10.27	Warrant dated January 24, 2017 issued to Real Estate Strategies L.P. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 23, 2017).

10.28	Investor Rights and Conversion Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.29	Registration Rights Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.30	Directors Designation Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

10.31	Stock Purchase Agreement, dated as of March 16, 2016, between SREP III Flight-Investco, L.P. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

10.32	Investor Rights Agreement, dated as of March 16, 2016, by and among SREP III Flight-Investco, L.P., StepStone Group Real Estate LP and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

Exhibit No.	Description

10.33	Agreement, dated as of March 16, 2016, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and the Company (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 16, 2016).

10.34	Agreement, dated as of February 28, 2017, between SREP III Flight-Investco, L.P., StepStone Group Real Estate LP and the Company (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K dated February 26, 2017 (001-34087)).

10.35	Agreement, dated as of February 28, 2017, between SREP III Flight-Investco, L.P., StepStone Group Real Estate LP and the Company (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K dated February 26, 2017 (001-34087)).

10.36†	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

10.37†	The Company’s 2016 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated June 15, 2016).

10.38†	Jeffrey W. Dougan Employment Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.39†	Jeffrey W. Dougan Restricted Stock Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.40†	Jeffrey W. Dougan Stock Option Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

10.41†	Kelly Walters Letter Agreement dated January 29, 2015 (incorporated herein by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2014).

10.42†	Amended and Restated Employment Agreement dated March 2, 2015 by and between the Company and J. William Blackham, as amended and restated on September 16, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated September 16, 2016).

10.43†	Common Stock Purchase Warrant dated March 2, 2015 between the Company and J. William Blackham (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 2, 2015).

10.44†	Letter dated March 25, 2015 with Corrine L. Scarpello (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 25, 2015).

10.45†	Letter dated July 9, 2015 with Corrine L. Scarpello (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2015).

10.46†	Form of Executive Officer and Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q (Commission file number 001-34087) for the quarter ended March 31, 2016).

Exhibit No.	Description

10.47	Purchase and Sale Agreement dated July 14, 2015 between Condor Hospitality Limited Partnership and PHG College Park, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.48	Purchase and Sale Agreement dated July 14, 2015 between Condor Hospitality Limited Partnership and PHG Jax Flagler, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.49	Purchase and Sale Agreement dated July 14, 2015 between Condor Hospitality Limited Partnership and PHG San Antonio, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

10.50	Agreement of Purchase and Sale dated as of August 29, 2016 between Leawood ADP, Ltd. and Condor Hospitality Limited Partnership (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K dated August 29, 2016 (001-34087)).

10.51	Purchase and Sale Agreement dated as of January 23, 2017 between the Condor Limited Partnership and VHRMR TALL, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 23, 2017).

10.52	Purchase and Sale Agreement dated as of January 23, 2017 between the Condor Limited Partnership and EASTVHR HS ROUND ROCK, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 23, 2017).

10.53	Purchase and Sale Agreement dated as of January 23, 2017 between the Condor Limited Partnership and CVH LEXINGTON, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 23, 2017).

10.54	Purchase and Sale Agreement dated as of January 23, 2017 between the Condor Limited Partnership and CVH SOUTHAVEN, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 23, 2017).

21	Subsidiaries (incorporated herein by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2016).

23.1**	Consent of McGrath North Mullin & Kratz, PC LLO (to be included in Exhibit 5.1).

23.2**	Consent of McGrath North Mullin & Kratz, PC LLO (to be included in Exhibit 8.1).

23.3*	Consent of KPMG LLP.

23.4*	Consent of Cherry Bekaert LLP.

23.5*	Consent of Asel & Associates, PLLC

23.6*	Consent of Pannell Kerr Foster

24.1	Powers of Attorney (previously included on the signature page of the registration statement).

101*	The following financial statement materials from the Condor Hospitality Trust, Inc.’s Registration Statement on Form S-11 for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) the consolidated balance sheets, (ii) the consolidated statements of operations, (iii) the consolidated statements of equity, (iv) the consolidated statements of cash flows, and (v) notes to consolidated financial statements.

Pursuant to Item 601 (b)(4) of Regulation S-K, certain instruments with respect to the Company’s long-term debt are not filed with this Form 10-K. The Company will furnish a copy of any such long-term debt agreement to the Securities and Exchange Commission upon request.

Management contracts and compensatory plans are set forth as Exhibits 10.36 through 10.46.

*	Filed herewith.
**	To be filed by amendment.
†	Compensatory plan or arrangement.